Form 20-F/A
period 2002-12-31
ACREX VENTURES LTD
filed 2003-06-19
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

     FORM 20-F AMENDMENT NO. 2

(Mark One)

[x]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]    ANNUAL REPORT PURSUANT TO SECTION 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:    0-50031

ACREX VENTURES LTD.

(Exact name of Registrant as specified in its charter)

ACREX VENTURES LTD.

(Translation of Registrant's name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1400 – 570 Granville Street, Vancouver, B.C., Canada, V6C 3P1

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class                            Name of each exchange on which registered

Common voting                             Nil

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common voting

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Nil

(Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the closing of the period covered by the annual report

Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

Yes _______         No   x           not applicable

Indicate by check mark which financial statement item the Registrant has elected to follow

Item 17      x           Item 18 ________

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _______         No   x           not applicable

NOTE: All references to monies herein are to Canadian dollars unless otherwise specifically indicated

TABLE OF CONTENTS

Definitions		5
PART I		6
Item 1. Identity of Directors, Senior Management and Advisers		6
A.	Directors and senior management.	6
B.	Auditors	6
Item 2. Offer Statistics and Expected Timetable		6
Item 3. Key Information		6
A.	Selected financial data	6
B.	Capitalization and indebtedness	8
C.	Reasons for the offer and use of proceeds	8
D.	Risk factors	8
Item 4. Information on the Company		13
A.	History and development of the Company	13
B.	Business overview and description	15
C.	Plan of Operations	27
D.	Property, plants and equipment	27
Item 5. Operating and Financial Review and Prospects		28
A.	Operating results	28
B.	Liquidity and capital resources	28
C.	Research and development, patents and licences	28
D.	Trend information	29
Item 6. Directors, Senior Management and Employees		29
A.	Directors and senior management	29
B.	Compensation	31
C.	Board practices	32
D.	Employees	32
E.	Share ownership	32
Item 7. Major Shareholders and Related Party Transactions		33
A.	Major shareholders	33
B.	Related party transactions	34
Item 8. Financial Information		34
A.	Financial Statements and Other Financial Information	34
B.	Significant Changes	35
Item 9. The Offer and Listing		35
Item 10. Additional Information		35
A.	Share capital	35
B.	Memorandum and articles of association	36
C.	Material contracts	38
D.	Exchange controls	38
E.	Taxation	38
F.	Dividends and paying agents	39
G.	Statements by Experts	39
H.	Documents on display	39

Definitions

All references in this document to Items, Sections and sub-clauses are to Items, Sections or sub-clauses of this document.

The following names or words used in this Statement have the following described meaning:

“Company” – means Acrex Ventures Ltd.

“Exchange” – means the TSX Venture Exchange, the stock exchange upon which the shares of the Company are listed for trading – which is a successor to the Canadian Venture Exchange, which was, in turn, a successor to the Vancouver Stock Exchange.

“Moneta” means Moneta Porcupine Mines Inc.

“Moneta Agreement” means the agreement between the Company and Moneta relating to the Property described in Item 4B.1.

“Property” means the Michaud Property described in Item 4.B.1.

“Project” – means the exploration programme which the Company is carrying out on the Michaud Property as described in Item 4.B.1.

“Shares” – means the voting common shares of the Company, both issued and unissued.

PART I

Identity of Directors, Senior Management and Advisers

Item 1.

A.     Directors and senior management.

Names	Addresses	Functions/Positions
T.J. Malcolm Powell	9131 Jaskow Gate Richmond, B.C., Canada V7R 5H6	Director, President and Chief Executive Officer
Frank A. Lang	2523 Westhill Drive West Vancouver, B.C., Canada V7S 3A3	Director
Carl R. Jonsson	2895 West 47th Avenue Vancouver, B.C., Canada V6N 3N8	Director, Secretary and Chief Financial Officer
Gregory G. Crowe	1679 Eaglecliff Road Bowen Island, B.C., Canada V0N 1G0	Director and Vice-President, Exploration
Arthur G. Troup	3605 Creery Avenue West Vancouver, B.C., Canada V7V 3M2	Director

B.     Auditors

Bedford Curry & Co., Chartered Accountants, of 801 – 1281 West Georgia Street, Vancouver, B.C., Canada. Bedford Curry & Co. is chartered by and is a member of the Institute of Chartered Accountants of British Columbia.

Item 2.

Offer Statistics and Expected Timetable

Not applicable. The Company is not making, or proposing to make, an offering of its securities.

Item 3. Key Information

A.     Selected financial data

The following information is provided as of the various dates specified. The Company’s fiscal year-end changed in 1998 from August 31 to December 31.

	3 months to March 30/2003 $	2002 $	2001 $	2000 $	1999 $	Four months ended Dec. 31/1998 $	August 31/1997 $	Year ended Aug. 31 1998 $
Net sales/operating revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss) from operations (before extraordinary items)	(95,205)	(236,855)	(92,248)	(76,257)	(21,023)	(26,984)	(33,726)	(25,261)
Net income (loss)	(95,205)	(236,855)	(92,248)	(76,527)	105,652	(26,984)	(204,072)	(25,261)
Net income (loss) from operations per share	(0.012)	(0.0295)	(0.029)	(0.022)	0.031	(0.009)	(0.12)	(0.008)
Total assets	940,697	972,513	24,538	22,598	98,261	651,045	2,064	652,480
Net shareholder’s equity	861,854	957,059	(91,604)	197	(7,871)	589,972	(51,683)	600,337
Capital Stock	3,876,123	3,876,123	2,590,605	2,515,609	2,515,609	2,515,609	2,123,398	2,515,609
Dividends declared per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	3,014,269	2,919,064	2,682,209	2,590,412	2,523,480	2,619,537	2,567,292	2,592,553

No. of shares issued	8,038,616	8,038,616	3,342,216	3,056,516	3,056,516	3,056,516	1,733,423	3,206,516

The financial statements of the Company are denominated in Canadian currency and the above data is provided in Canadian currency.

The history of Canada-United States exchange rates are presented on the basis of the amount of Canadian funds required to purchase $1.00 (U.S.). The rates of exchange used are the noon buying rate in the City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York - presented on a calendar year basis.

	2002	2001	2000	1999	1998
Rate at period end	1.58	1.5775	1.4995	1.4722	1.5433
High rate during each period	1.5997	1.5955	1.4341	1.5194	1.5433
Low rate during each period	1.5318	1.4991	1.5593	1.4611	1.4168
Average rate for each period	1.5704	1.5490	1.4854	1.4857	1.4835

B.     Capitalization and indebtedness

The following are the figures existing as of December 31, 2002

Capitalization –		$3,876,123
Deficit –		$2,919,064
Net Shareholders’ Equity		$957,059
Indebtedness – guaranteed -	$	Nil
Indebtedness – unguaranteed -	$	Nil
Indebtedness – secured -	$	Nil
Indebtedness – unsecured –	$	Nil
Long term debt	$	Nil
Short term debt	$	Nil

The Company has 9,573,616 shares issued.

C.     Reasons for the offer and use of proceeds

This item is not applicable as the Company is not involved in making, or proposing to make, an offering of its securities.

D.     Risk factors

The securities of the Company must be considered speculative, generally because of the nature of the Company’s business and its stage of development. In addition to the other information in this Form the following risks should be considered:

(a)     Mineral Exploration and Development

The Property is in the exploration stage and is without a known body of commercial ore. Development of the Property will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that even if a body of commercial ore is discovered on the Property, a mine will be brought into commercial production. The feasibility of developing a mineral deposit once discovered is dependent on a number factors, including the particular attributes of the deposit, such as size, grate and proximity to infrastructure, metal prices and government regulations.

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programmes, which may be affected by a number of factors which are beyond the control of the Company.

(b)     Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations which the Company proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programmes. Although the Company will, when appropriate, secure additional liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

(c)     Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades to justify development of the deposit, or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

(d)     Environmental Factors and Government Regulation

All phases of the Company’s operations will subject to environmental regulation – pursuant to the laws and regulations of Ontario, Canada. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Property which are unknown to the Company at present which have been caused by previous or existing owners or operators of the Property.

The exploration programmes carried on by the Company on the Property in 2002 and 2003 – and to be carried on in 2003 – do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements. It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations. In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

The primary environmental requirements while the Company is carrying on surface exploration are that land disturbed be returned, so far as possible, to its previous state, that chemicals not be discharged onto the land or into lakes or streams, that permits be obtained – which are routinely available – before work is commenced which will require trees to be cut or land surfaces to be disturbed, and that exploration sites be cleaned up following the completion of work.

If the Company elects to continue its work by developing underground operations it will have to obtain additional permits. The difficulty and cost of getting the further permits cannot be predicted or calculated until the features and location of the underground workings are determined. The Company will likely have to post a bond to cover the costs of the eventual clean-up of the underground works –but the size of – and the cost of obtaining – the bond can also not be predicted at this date.

(e)     Additional Financing

The Company does not currently have sufficient financial resources to undertake by itself all of its planned exploration programmes on the property beyond 2003. The exploration of the Property beyond 2003 will therefore depend on the Company’s ability to obtain additional required financing. The Company has limited financial resources and there is no assurance that additional funding will become available to allow the Company to fulfill its obligations on the Property. If the Company’s exploration programmes are successful, additional financing will be required to develop the Property and to place it into commercial production. The ongoing exploration of the Company’s Property is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company’s interest in the Property..

(f)     Metal Prices

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of gold and base metals or interests related thereto. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company’s operations cannot be accurately predicted.

(g)     Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable properties for exploration in the future.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may, as a result, have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programmes.

(h)     Governmental Regulation

Exploration and development of the Property will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production; price controls; tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the Property. To the extent such approvals are required and not obtained, the Company’s planned exploration activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the Property, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company’s operations and prospects.

It is not possible to, at this date, calculate what, if any, separate costs might be incurred by the Company in subsequent years to comply with government regulations. Compliance with governmental regulations is included in the Company’s regular performance of its work and the Company has no separate budget for, nor undertakes any separate or special efforts to, regulation compliance.

(i)     Claims Titles and Aboriginal Rights

Aboriginal rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Property. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation.

Other parties may dispute Moneta’s title to the Property and the Property may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

(j)     Management

The Company does not have any employees and its affairs are managed by its officers with assistance of the small number of non-executive directors. Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled personnel. The Company does not have employment contracts with its officers – nor does it maintain key-man life insurance on them.

(k)     Dilution

Because all of the Company’s outstanding share purchase options and warrants are exercisable for amounts in excess of the present net book value of the Company’s shares, the exercise of the warrants or options will not result in any dilution of the net book value of the outstanding shares. If the Company, to raise required additional capital, issues shares at prices at less than those prevailing at the time, dilution of the value of the shareholders’ interests will occur.

(l)     Conflicts of Interest

There are no existing material conflicts of interest between the Company and any of its directors or officers. However, certain directors and officers of the Company are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration. To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions. Conflicts of interest affecting the directors and officers of the Company will be governed by the Company Act (British Columbia) and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

(m)     Enforcement of Civil Liability

Investors may encounter difficulties in enforcing civil liabilities in Canada against the Company and its Directors and Officers. Because the Company has no establishment or Registered Agent in the United States, and because none of its directors or officers are residents of the United States, Investors residing in the United States will encounter difficulties in enforcing their rights against the Company and its directors and officers and, in particular:

(i)     no process could be served in the United States and U.S. Investors would therefore have to effect service of process on the Company or its directors and officers in Canada;

(ii)     Investors resident in the United States could not enforce United States judgments obtained in United States courts based on the civil liability provisions of the U.S. federal securities laws and would be required to take proceedings in Canadian courts to enforce such judgments. Investors residing in the United States are entitled to bring an original Action in an appropriate court in Canada to enforce liabilities against Canadian residents based on the U.S. federal securities laws. However, to do so would require the engagement of Canadian legal counsel and incurring the costs for doing so. Further, in the Canadian action, the Investors might be required to prove again the validity of their claims, and may not be able to rely solely on their holding of a United States judgment.

Item 4.    Information on the Company

A.     History and development of the Company

1.     Organization and incorporation of Company

The Company was incorporated under the British Columbia Companies Act August 1, 1969 under the name St. Elias Explorations Ltd. (N.P.L.). The Company’s name was changed to Cutlass Exploration Ltd. (N.P.L.) on October 6, 1972, and to Great Hercules Resources Inc. (N.P.L.) on April 27, 1977. The name was further changed to Pacific Coast Funding & Resources Inc. April 4, 1979, and then to Alliance Resources Ltd. June 12, 1986. On February 7, 1994 the name was changed to the present name, Acrex Ventures Ltd.

The Head Office of the Company is located at 9131 Jaskow Gate, Richmond, B.C. V7E 5H6. The Records and Registered Offices of the Company are located at 1710 – 1177 West Hastings Street, Vancouver, B.C. V6E 2L3.

When the name of the Company was changed from Cutlass Exploration Ltd. (N.P.L.) to Great Hercules Resources Inc. (N.P.L.) in April 1977 the then issued shares were consolidated on a 1 new for 25 old basis. When the name of the Company was changed in 1993 from Alliance Resources Ltd. to the present name of the Company the then issued and outstanding shares were consolidated on a 1 new for 5 old basis.

The authorized capital of the Company consists of 25,000,000 common shares without par value. All of the shares of the Company rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares of the Company. None of the Company’s currently outstanding common shares are subject to any call or assessment.

The Company is voluntarily registering its shares under the United States Securities Exchange Act of 1934 – to provide more information to United States persons who are shareholders of the Company, and to brokers, dealers or persons who might be interested in effecting secondary trades of issued Shares with additional information about the Company.

2.     General Development of the Business

Over the past 5 years the Company has not carried on any active business. Until it opened the negotiations, in July 2001, which successfully resulted in the Company signing the Moneta Agreement, the Company had sought to acquire business assets and funding – essentially without any long-term success. Since signing the Agreement relative to the Property, the Company and its management devoted all of their efforts to raising funding to satisfy its operating requirements and to enable it to initiate an exploration programme on the Property. Since July 2001 it has initiated an exploration and drilling program on the Property.

The Company presently has public liability insurance coverage of $2,000,000 (Cdn.) for injury, property damage and fire fighting costs.

The Company has a web site at www.acrexventures.com

3.     Funding by public offering

The Company issued a Prospectus to offer its securities in the Provinces of British Columbia, Alberta and Ontario, Canada, dated February 20, 2002. The offering was closed May 16, 2002. Pursuant to the offering the Company sold 2,823,167 non flow-through units at $0.30 per Unit, and 1,151,500 flow-through Units at $0.35 per Unit – providing the Company with gross proceeds of $1,249,975.10. Each non flow-through Unit consists of one share of the Company and one warrant entitling the purchase of one additional share of the Company exercisable until May 16, 2003 at $0.35 per share and, thereafter, until May 19, 2004, at $0.40 per share. The flow-through Units consist of one share of the Company and a warrant entitling the purchase of one additional share of the Company exercisable until May 16, 2004 at $0.40 per share. Shares that may be issued on the exercise of Warrants will be non flow-through shares.

Under the tax laws of Canada companies involved in mineral exploration can sell “flow-through” securities to residents of Canada and agree that the money received from the purchasers will be expended by the Company on exploration work on mineral properties in Canada. If the agreement contains such terms and the company expends the money on mineral exploration work the purchasers of the securities can deduct the whole of the costs of the purchase of the securities from their Canadian taxable income during the year in which the exploration work is conducted. Securities sold on such terms are commonly referred to in Canada as “flow-through” securities. Flow-through and non flow-through shares have exactly the same rights and privileges other than as to the treatment under Canadian tax laws.

The Units were sold pursuant to an agreement with an agent who received compensation of $125,000 in cash, and warrants entitling the agent to purchase up to 789,933 shares, on a non flow-through basis, exercisable at $0.40 per share until May 16, 2004.

4.     Funding by private placement

Effective August 8, 2002 the Company closed a Private Placement sale of 633,333 non flow-through Units, at a price of $0.30 per Unit, to provide it with proceeds of $189,999.90. Each Unit consists of one voting Common Share in the capital of the Company and a two year Warrant entitling the holder to buy an additional Share of the Company during the first year at $0.35 per Share and during the second year of the term of the Warrant at $0.40 per Share.

The proceeds from the Private Placement funding have been added to the Company’s working capital reserve. No Finder’s Fees or commissions were paid with respect to the Placements.

5.     2003 Private Placement Funding

The Company, in February, 2003, initiated attempts to sell, by private placement, in Canada, 5,000,000 Units at a price of $0.22 per Unit. It engaged a licensed Canadian stock brokerage firm to act as its agent to sell the Units on a best efforts basis. Effective April 29, 2003 the Company completed the closing of the sale of 1,520,000 Units for which it received proceeds of $334,400.

Each Unit consisted of one voting common share of the Company and one-half of a warrant entitling the purchase of an additional share of the Company, exercisable at $0.27 per share on or before October 29, 2004. None of the warrants have yet been exercised. The Company, in consideration of the assistance provided to it by its agent, issued the agent 15,000 voting common shares of the Company, 304,000 warrants entitling the agent to purchase up to 304,000 shares in the capital of the Company on or before October 29, 2004 at $0.27 per share, and paid in fees and commissions $35,096.

The Company and the agent are continuing their efforts to sell further Units pursuant to the proposed placement – but no further Units have been sold and the Company is unable to predict whether or not it will complete the sale of any more Units. The placement does not have any specific termination date.

B.     Business overview and description

The Company is considered to have only one reportable industry segment – namely mineral exploration - and one geographic segment - namely Ontario, Canada.

1.     The Project – Michaud Property – Moneta Porcupine Mines Inc. agreement

The only property in which the Company proposes to acquire an interest is the Moneta Property (“Property”) – described below. The Company has signed an Agreement dated September 1, 2001, as amended January 17, 2003 (the “Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”) of Timmins, Ontario, Canada. The Agreement grants to the Company the right to earn a 60% interest in an easterly portion of the Property by:

(a)     expending not less than $500,000 on work on the Property by May 15, 2004 – of which approximately $400,000 has been spent;

(b)     completing additional work so that the Company will have spent at least $1,000,000 in work on the Property by May 15, 2005;

(c)     committing to and completing a bankable feasibility study on the Property by May 15, 2007. This date can be extended by up to 3 years by the Company paying the following cash amounts to Moneta on or before the following dates:

(i)	May 15, 2007	-	$50,000
(ii)	May 15, 2008	-	$150,000
(iii)	May 15, 2009	-	$250,000

The Agreement also provides that as to the remaining westerly portion of the Property:

(a)     the Company will earn a 50% interest in such portion if $1,000,000 has been spent on the Property by May 15, 2004;

(b)     the Cmpany can earn an additional 20% in such portion by spending a total of $2,750,000 on the Property by May 15, 2007.

The Agreement also requires the Company to carry out and record assessment work, pay fees or otherwise do such things as are necessary to maintain the Property in good standing during the currency of the Agreement. While the Company will be the “operator” of all work done on the Property in satisfaction of its obligations under the Agreement it has agreed to contract Moneta to coordinate, supervise and carry out all surface exploration work on the Property.

The Agreement provides a 2 kilometer area of interest from the present outside boundaries of the Property provided that this will not cover any property or property interest which, at the date of the Agreement, was already owned or held by Moneta.

Upon the Company satisfying the above requirements it will become an owner of an undivided interest in the Property or a portion of it and the Company and Moneta will thereafter form a joint venture to own the portion of the Property in which the Company has earned an interest.

If Moneta or the Company wish to sell any of their interests in the Property the other will have a 30-day first right of refusal to purchase such interests.

If the Company shall fail to satisfy any of its requirements under the Agreement Moneta may give the Company a notice terminating the Agreement. In such case the Company will lose all its rights to acquire an interest in the Property if it does not remedy its defaults.

The Company signe d a Finder’s Fee Agreement dated October 1, 2001 with Lomali Holdings Limited and Dunrowan Management Ltd. (the “Finders”), two private arm’s-length companies, which assisted the Company in identifying the Michaud Property and negotiating the Moneta Agreement. The Company agreed to give the Finders consideration having a value of $25,020 – by way of the issuance to them (each as to 50%) of 83,400 shares of the Company. The shares have been issued.

2.     Property Description and Location

(a)     Glossary to terms and words used in references to the Property

“Archaean aged” – the oldest known rocks in the Earth’s crust, such as those found in the Canadian Shield;

“Banded iron formation (BIF)” – a water lain chemical sediment derived from the precipitation of iron and silica rich fluids into layers on the ocean floor. These rock units are often proximally associated with gold mineralization in the Canadian Shield;

“Electromagnetic” – a method of measuring the electromagnetic conductivity of a rock unit. metallic bodies are generally more conductive than non-metallic units;

“Fault structure” – a major zone of weakness or break in a rock, which could be a host or loci for mineralizing fluids and the deposition of metallic deposits;

“Induced polarization” – a method of measuring the chargeability and/or resistivity of a rock by inducing an electric current into the ground and measuring the time differential in receiving the electric signal at various distances from the source of inducement. Metallic minerals are generally more chargeable and less resistive than non-metallic minerals;

“Inferred mineral resource” – is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“km” – kilometer – approximately .62 mile;

“Low-sulphide ore” – ores, such as gold, that occur with low amounts of sulphide. These types of gold ores may be easier and more economic to extract from the host rock;

“Lower grade open-pit operations – generally near surface, lower grade deposits that are mineable by digging from the surface;

“mafic to ultramafic volcanics” – volcanic rocks that are high in iron, calcium and magnsium;

“Magnetometer” – a geophysical method of determining the magnetic signature of a rock. Economic concentrations of mineralization can be associated with either highly magnetic or weakly magnetic rocks. This tool is also useful in mapping the underground distribution of various rock types;

“Metallurgical tests” – tests designed to determine how amenable a rock is in releasing economic minerals, such as gold, from its matrix;

“ppb” – parts per billion. 1,000 parts per billion equals 1 gram per ton.

“Temiskaming Group clastic metasediments” – water laid sedimentary rocks, such as sandstones, siltstones and conglomerates that have been altered through the process of metamorphism by the addition of pressure, heat and fluids. Temiskaming Formation clastic sediments were first described near the town of Temiskaming, Ontario;

“Till anomalies” – elevated values of base and/or precious metals in the overburden that covers the underlying rock;

“underground high grade mines” – generally higher grade, narrow veins or bodies of mineralization occurring at depth and only economically mineable through underground mining methods such as shafting, drifting or aditing.

Cautionary Note to U.S. Investors concerning estimates of inferred mineral resources –referred to in the following information. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

(b)     Property

The Property is located in Michaud Township, Ontario approximately 100 kilometres east of Timmins and 30 kilometres west of the Ontario - Quebec border (see Figure 1 – Location Map). It is situated within the National Topographic System ("NTS") block 42A/9 and lies within the Larder Lake Mining Division. It consists of 76.91 claim equivalents constituting 1,244.97 hectares detailed in (see Figure 2 – Claim Map and Table 1 – Claims Description). Road and trail access to the property is shown in Figure 2.

The Property is not subject to any known royalties, encumbrances or claims, nor is it subject to any known environmental liabilities.

The Company initiated its proposed 2002 exploration programme on the Property, commencing in June, 2002. Initially the Company conducted small geophysical programmes on portions of the Property to improve its geological knowledge of the Property and to assist in establishing potential drillsites on those portions. The Company then initiated a drilling programme, based on existing data. The drill programme consisted of 9 holes averaging depths of up to 300 meters sub-surface (approximately 950 feet) – for a projected minimum total of 3,038.5 meters (9,969 feet) - at a cost to the Company of approximately $400,000. The 9-hole programme has been completed and assay results received. The Press Release which the Company issued on November 25, 2002 contains summary information about the work done and the results received:

Acrex Ventures Ltd. (the “Company”) is pleased to present a summary of the 2002 diamond drilling program and a compilation of historical data on the Company’s Michaud gold property, Northern Ontario. The Company has the right to earn a 60% interest in the property from Moneta Porcupine Mines Inc. The property is located along the prolific gold producing Destor-Porcupine Fault, in northern Ontario. Acrex has identified two newly interpreted gold zones which have been outlined in the “55” area of mineralization, and three new, high potential, exploration targets have been identified requiring continued exploration.

Diamond drilling has outlined significant gold values in association with the two newly interpreted mineralized horizons in the “55” area. The “55” area is located approximately 1.8 km west of the Southwest Zone, where Barrick (1996-97) reported an inferred mineral resource of 468,000 ounces of gold (2.4 million tonnes averaging 6.07 gm/t gold). These two mineralized horizons can be traced continuously through five 1996-97 Barrick drill holes and now two 2002 Acrex drill holes, covering a strike extent in excess of 350 metres. The most significant drill intercepts include: Barrick’s 1997 drill hole 97-195 returned 10.08 g/t gold over 4.6m (0.294 oz/t over 15.1 ft.); including a 1.1m interval averaging 24.65 g/t (3.6 ft. averaging 0.719 oz/t), a 0.6m interval averaging 9.32 g/t (2.0 ft. averaging 0.272 oz/t) and a 0.5m interval averaging 19.23 g/t (1.6 ft. averaging 0.561 oz/t) gold. An altered and mineralized interval in Acrex’s hole MA-02-006 averaged 7.5 g/t gold over 6.5m (0.219 oz/t over 21.3 ft.), within a wider 12m interval averaging 4.81 g/t gold (39.4 ft. interval averaging 0.140 oz/t gold). These mineralized horizons remain open along strike in both directions and to depth.

In the area of the Southwest Zone inferred resource, Barrick had interpreted gold mineralization to be associated with altered metasediments along the southern contact of a Banded Iron Formation (BIF). The Southwest Zone itself was interpreted to be offset southwards, along two northerly trending faults, relative to the nearby South and “04” mineralized zones. Thus, a large block of ground between the South and “04” zones and to the north of the Southwest Zone was never explored by Barrick. A reinterpretation of the historic data by Gregory Crowe, V.P. Exploration and Director of Acrex, confirms a disruption of the magnetic signature in this area. However, the IP chargeability anomaly continues through this untested block of ground between the South and “04” zones. Acrex completed two geological holes in this area and intersected altered and mineralized metasediments in both holes. The most significant intercept was in hole MA-02-09 which averaged 5.97 g/t over 2.0m (0.17 oz/t over 6.6 ft.), including 0.5m of 20.62 g/t (1.6 ft. of 0.60 oz/t). Additionally, Moneta Porcupine Mines Inc., on November 7, 2002, reported gold mineralization in association with altered metasediments to the northeast of the Southwest Zone. This area was previously interpreted to be underlain by mafic and ultramafic volcanics. This implies that the area to the north and east of the Southwest area on Acrex’s property is also highly prospective for gold mineralization.

Two deep drill holes were completed by Barrick in 1996, in the area of the Southwest Zone inferred resource. These holes returned intercepts of 7.96 g/t over 10.8m at a vertical depth of 600m and 6.0 g/t over 8.5m at a vertical depth of 1000m, highlighting significant depth extensions to the mineralizing system. Thus the relatively untested areas to the north of, and to depth below, the Southwest Zone have excellent potential for hosting significant gold mineralization.

A highly prospective, reconnaissance exploration target has been identified 2.5 km to the west of the “55” area. This target lies at the interpreted intersection of a north-south structure as identified from the magnetic map and the easterly trending BIF. The target area is associated with a strong magnetic low and two basal till reverse circulation samples collected by Lacana Mining Corporation in 1985, which returned values to 4.18 and 6.93 g/t gold. This reconnaissance target will be surveyed by detailed magnetometer and IP in preparation for a diamond drilling program.

To date, Acrex has identified significant gold mineralization in association with altered metasediments marginal to a BIF over a strike extent of 2.5 km. Acrex controls an additional 6.5 km of strike along this untested key mineralized horizon.

(c)     Permitting

Moneta – and the Company - foresee no permitting obstacles for a winter drilling program. Moneta has carried out drilling programs in the past and monitored the drilling of other operators throughout this area from 1987 to 2001. Permits from the Fisheries and Forestry Departments are required if an area of greater than 2500 metres is necessary for stripping. A potential river crossing requires a permit from the Fisheries Department. Normal drill roads, such as those used in the past and such as those envisioned for any future drilling along the “04” Extension and “55” Zones, require no permits.

N
11
Matheson
101
Timmins
MICHAUD GOLD PROPERTY
Kirkland Lake
66
ONTARIO
QUEBEC
0 10 20 30 40
Kilometres

MANITOBA
ONTARIO
QUEBEC
Red Lake
WINNIPEG
DETAILED MAP AREA
Chibougamau
Noranda
Hemlo
Timmins
Val-d'Or
Kirkland Lake
MONTREAL
OTTAWA
U.S.A.
TORONTO
0 200 400
Kilometres

ACREX VENTURES LTD.

MICHAUD GOLD PROPERTY
Michaud Township, Ontario

LOCATION MAP

SCALE: AS SHOWN	NTS 42A/09	FIG: 1
DATE: OCT. 2001		

michloc.dwg

GUIBORD TWP.
MICHAUD TWP.
MICHAUD TWP.
GARRISON TWP.
Knight Lake
Roulsou Lake
Ray Lake
Messe Lake
Turner Lake
Greenland Lake
Pike Lake
Chummy Lake
Ludgate Lake
Neelands Lake
Pike River
Westaway Lake
Clermont Lake
Dewhirst Lake
Pike River
MICHAUD TWP.
BARNET TWP.
48° 28' N
5367900mN
13°
N
LEGEND
Patented claim
Leased claim
Staked claim
Road: main
Road: secondary
Trail
0 0.5 1.0 1.5 2.0 2.5
Kilometres
ACREX VENTURES LTD.
MICHAUD GOLD PROPERTY
Michaud Township, Ontario
CLAIM MAP
SCALE: 1 : 50,000
NTS 42A/09
DATE: OCT. 2001
FIG: 2
mich-clm.dwg

Table 1 – Claims Description

Claims	# Units	Hectares	Claims	# Units	Hectares	Expiry

Patented			Staked

38502	0.75	12.14	1226673	0.25	4.05	March 31, 2002
38499	1.00	16.19	1226789	1.00	16.19	March 31, 2002
38498	0.25	4.05	1226791	1.00	16.19	March 31, 2002
38495	0.75	12.14	1235305	1.00	16.19	March 31, 2002
38491	0.25	4.05	1235308	0.25	4.05	March 31, 2002
47194	1.00	16.19	1235309	1.00	16.19	March 31, 2002
47193	1.00	16.19	1235312	0.75	12.14	March 31, 2002
47191	1.00	16.19	1235314	1.00	16.19	March 31, 2002
47192	0.75	12.14	1238680	6.00	97.14	May 31, 2003
			1243890	2.00	32.38	May 03, 2003
Leased			1243891	12.00	194.28	May 03, 2003
			1243892	1.00	16.19	May 03, 2003
521393	1.00	16.19	1247523	1.00	16.19	May 03, 2003
521394	1.00	16.19	1247524	1.00	16.19	May 31, 2003
521395	1.00	16.19	1247525	2.00	32.38	May 31, 2003
521396	1.00	16.19	1240789	0.91	14.73	June 27, 2002
521398	0.25	4.05	1240790	0.75	12.14	June 27, 2002
653636	0.25	4.05	1248410	15.00	242.85	August 01, 2003
657637	1.00	16.19
653638	1.00	16.19
653639	0.75	12.14
591314	0.75	12.14
591315	0.25	4.05
521403	1.00	16.19
521404	1.00	16.19
521406	1.00	16.19
521407	1.00	16.19
521408	1.00	16.19
591305	1.00	16.19
591306	0.75	12.14
591307	0.25	4.05
591309	0.75	12.14
591310	0.25	4.05
772975	1.00	16.19
772976	0.75	12.14
767346	0.25	4.05
772744	0.25	4.05
772745	0.75	12.14
772746	1.00	16.19
772747	1.00	16.19
772748	1.00	16.19

(d)     Property – comments re geology and history

The Property is located in Michaud Township, Northern Ontario, Canada approximately 100 km east of Timmins, Ontario and 30 km west of the Quebec – Ontario Provincial border.

Infrastructure near the Property is good, with the east-west paved Highway 101 passing within 3.5 km of the northeastern portion of the claims. The mineralized areas on the property are accessible by a series of two-wheel and four-wheel drive dirt logging and drill roads. Road access is shown in Figure 2. Water is abundant and a high-tension hydro line follows Highway 101 to the north of the claims.

The Property covers approximately 9 km of the prolific gold producing Destor-Porcupine Fault, a major structural break or fault zone that extends for over 150 km along strike from Timmins, Ontario in the west to Val d’Or, Quebec in the east.

The first recorded claims in the area were staked in 1944, when an Ontario Department of Mines report suggested the Destor-Porcupine Fault was present in the Michaud area. A series of companies evaluated the area, completing geological, geochemical, geophysical and drilling surveys. To 1987, seventy nine drill holes totaling in excess of 6,000m of drilling had been completed. In 1987, Moneta Porcupine Mines Ltd. carried out geophysical surveys (comprising magnetometer, induced polarization and electromagnetic surveys) followed by diamond and reverse-circulation drilling. This work led to the discovery of the Southwest, South and “04” Zones of mineralization. Between 1989 and 1994, the Property was optioned first to UNOCAL Canada Ltd., then to Independence Mining Corporation.

In 1994 the Property was optioned to Lac North America Ltd. (a subsidiary of Barrick Gold Corp.). Several phases of drilling were completed by Barrick from 1994 to 1996, at which time Barrick prepared a preliminary inferred mineral resource estimate for the Southwest Zone of 2.4 million tones averaging 6.07 g/t gold over a 6.4 metre width for a total of 468,400 ounces of gold. Initial metallurgical tests indicated that gold recoveries to 95% were possible and that the free gold and minor low-sulphide ore could be readily treated at the nearby Barrick Holt-McDermott mill.

Regionally, the Property is underlain by Achaean aged mafic to ultramafic volcanics to the north, in fault contact along the Destor-Porcupine Fault with Temiskaming Group clastic metasediments to the south. Gold mineralization on the Property is primarily associated with these clastic metasediments along the southern boundary of a banded iron formation (BIF) marginal to the Destor-Porcupine Fault.

Mineralization in the Southwest area has been documented to a depth of at least 1000m with intercepts of 6.0 g/t over 8.5m occurring within a wider interval of 68m averaging 2.1 g/t gold. These intercepts highlight the relatively untested depth extensions to the mineralized system, comparable to the current levels of and associated grades being extracted from the nearby Holt-McDermott and Holloway mines. The bulk of Barrack’s 1996 inferred mineral resource calculation in the Southwest area was calculated from depths shallower than 1000m, suggesting the system could host additional reserves to depth.

Acrex, after signing the Agreement in 2001, completed a data compilation program followed by geophysical surveys and diamond drilling. The data compilation shed light onto the structural controls to the mineralization and pointed out the roll of folding as well as faulting as probable controls on the distribution of gold.

In the “55” Zone located approximately 1.5 km west of the Southwest area, Acrex drilled two holes 60m to the east and west of the previously drilled high grade intercept encountered by Barrick in 1997. This Barrick hole returned 10.08 g/t gold over 4.6m including a 1.1m interval averaging 24.65 g/t gold. The Acrex drill hole, 60m to the west of the 1997 Barrick hole, averaged 7.5 g/t over 6.5m within a wider 12m interval averaging 4.81 g/t gold. Two mineralized horizons can be traced continuously through five Barrick drill holes and two Acrex drill holes over a strike extent of 350m in the “55” Zone. These mineralized horizons remain open along strike and to depth.

A reinterpretation of the geophysical data along with Acrex’s two new drill holes to the immediate north of the Southwest area, illustrated the presence of altered and mineralized metasediments with values to 20.62 g/t gold over 0.5m and 5.97 g/t gold over 2.0m in an area previously interpreted to be of low potential for hosting gold mineralization. These intercepts highlight the potential for increasing the gold resource in the vicinity of the Barrick calculated inferred mineral resource of approximately 468,000 ounces in the Southwest area.

Acrex also outlined reconnaissance gold targets to the west of the “55” area. These target areas host magnetometer anomalies and gold in till anomalies to 6.93 g/t gold. This reconnaissance exploration area will be tested in 2003 by detailed magnetometer and IP surveys to determine the merits of further testing by diamond drilling.

(e)     Sampling and Analysis

Historical sampling procedures are not fully outlined in the Barrick reporting of its work on the Property. However, both Lac and Barrick would have followed professional guidelines outlined by major company policy in regards to the collecting and analyses of samples.

In the 1996 drilling program a total of 877 core samples representing 902 metres were assayed for gold at the Swastika Laboratory located in Swastika, Ontario. The samples were first fire assayed (one assay-tonne) using the fire assay-atomic absorption technique with a detection limit of 5 ppb. Any sample with a value greater than 500 ppb was automatically re-assayed using standard gravimetric fire assay technique. Some 196 samples were checked at Chimitec Ltd. in Val-d’Or, Quebec.

In the 1997 program 4,227 core samples were assayed for gold at the Swastika Laboratory. The samples were assayed using the fire assay-atomic absorption technique with a detection limit of 5 ppb. Every value greater than 500 ppb was automatically re-assayed using the standard gravimetric fire assay technique. In addition, 12 check assays of rejects from holes MM97-208 and MM97-222 were completed using the pulps and in some cases (4 samples) with the metallic sieve method by the Swastika Laboratory. Check assay values confirmed the repeatability of the original assay results.

Core is currently stored in a locked and secured warehouse in Timmins, Ontario and is available for examination. Some intervals would also be available for re-sampling, if required.

Samples were taken from altered or veined intervals within and marginal to the iron formation (“IF”). The IF and conglomerates within the clastic assemblage are the only distinguishable marker lithologies. The IF exhibits good lateral and vertical continuity. Thus, the IF horizon was used as a starting marker to identify upcoming mineralised zones. The IF is 10 to 100 meters thick and dips approximately 70o south to sub-vertical. Seven zones of mineralization, consisting of 2 to 3 lenses each, were identified to lie within the clastics located to the south of the IF. These drilled and sampled intervals all occur within a 1 kilometre strike length and a 250m wide envelope.

(f)     Security of Samples and Data Verification

The security measures undertaken by previous operators were not detailed in their written reports. However, both Lac and Barrick would have followed professional guidelines outlined by major company policy in regards to the collecting, analyses and security of samples.

Data used in the preparation of the Meixner Report was accessed and examined at Moneta’s offices, at a secure core storage facility near Timmins and on the Property itself. Documentation of this work, primarily by Barrick and UNOCAL along with summary reports assessing these programs by Southampton Associates Inc. and Roscoe Postle Associates, show that this work was carried out to a good standard of competency and completion. Paper records such as assay sheets and drill logs, geophysical sections, maps and cross sections are properly archived at Moneta’s offices and readily available for inspection. Drill core is well and securely stored in an orderly way and assayed sections of core have been halved by diamond saw and appropriately marked by tags in the boxes. It is easy to refer to a drilled and assayed intercept in a report or cross section and view the same core interval in the box at the storage site.

There appears to be no reason to doubt the accuracy or veracity of the considerable amount of geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams. Because of the professional nature of the previous work, the author of the Meixner Report did not feel it necessary to collect split-cored samples of mineralised intervals for re-assaying purposes.

(g)     Planned Exploration and Development

The Company plans on the continued exploration and evaluation of the Property. The Company has, since January 1, 2003, completed geophysical surveys (consisting of 43.7 kilometers of magnetometer survey and 12.7 kilometers of induced polarization survey) over a portion of the property which was previously considered a highly prospective gold target based on the examination of previously known geological data. The geophysical surveys have identified anomalous areas as attractive drill targets. The Company has developed plans for a drill programme which it hopes to initiate in 2003. The extent of the drilling programme will depend on the availability of funds and the type of drilling which the Company decides to do. No specific commencement dates or costs have yet been determined. As at the date of this document the Company has working capital on hand of approximately $605,000 (Cdn.).

The Company will spend at least $100,000 on the Property in 2003 to satisfy a condition of maintaining the Moneta Agreement in existence.

4.     General

The expenditures on the Property to date have been approximately $400,000. They do not involve any divestitures and are not to be considered for principal capital expenditures – although, by making the expenditures, the Company is potentially earning an interest in the Property.

The Company, in 2002, undertook an initial exploration and drilling programme on the Property. That programme has been concluded. The Company’s geological consultants, based on the results of the work done in 2002, have recommended additional exploration and drilling on the Property. The Company will not be able to carry out any additional large scale programmes without raising additional funding. In fact, if encouraging results are received and recommendations are made to place the Property into production as a commercial mining operation substantial capital costs will be required –which the Company will have to raise. It is not possible, at this date, to forecast how much additional expenditures on exploration or development work will be recommended nor what the costs would be of putting the Property into production as a commercial mine if such should become feasible.

The Company does not have any employees – other than its President, T.J. Malcolm Powell, who is engaged under a service contract on a part-time basis. All other efforts on behalf of the Company are done by consultants and contractors – or by directors and officers. The Company does not anticipate engaging any employees in the foreseeable future.

The Company does not have any subsidiaries.

C.     Plan of Operations

The Company, under the guidance of its Directors Gregory Crowe P.Geo. and Arthur Troup, P.Eng., and geological consultants it engages from time to time, will continue with the exploration work on the Property which has been initiated – all of which will be done by contractors. As results from the various work programmes and drilling are received there will be ongoing analysis of those results and the proposed work programmes will be adjusted from time to time based on the results received, the interpretation of those results and the funds then available. Reference is also made to 3(g) above with respect to the Company’s plans to conduct a drill programme on the property in 2003 – the details and estimated costs of which have not yet been settled.

D.     Property, plants and equipment

The Company does not own any property, plant or equipment – other than minor incidental office equipment items.

Item 5.    Operating and Financial Review and Prospects

A.     Operating results

Because the Company has not carried on any business operations and has had no income generating activities no meaningful discussion and analysis can be done of the Company's operations. The extraordinary gain apparently realized by the Company in 1999 was as a result of book-keeping entries and did not represent any business income generated from business activities of the Company. Because the Company has not carried on any income generating activity during the past three fiscal years its financial statements do not reflect meaningful revenue or income. The Company has incurred expense each year to maintain itself in existence, to maintain itself in good standing under the requirements of the applicable securities regulatory authorities and, latterly, to negotiate the Moneta Agreement and to initiate work on the Property.

B.     Liquidity and capital resources

Because of the “start-up” status of both the Company it does not have liquidity, either short or long term. It does not have any material unused sources of liquidity. The Company does not have sufficient working capital to carry forth any work on the Property other than the programmes which are expected to be done in 2003.

The Company had working capital as of May 31, 2003 of approximately $605,000. The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the approximately $400,000 which has been spent exploring the Property.

The Company does not have any material commitments for capital expenditures. The Company does not have any debt instruments outstanding. The Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company’s expenditures to date having satisfied the original firm commitment to spend not less than $300,000 on the Property prior to December 31, 2002. To maintain its rights to the Property the Company was also required to give Moneta a notice by December 31, 2002 that it would complete the expenditure of not less than $500,000 on the property by December 31, 2003. That notice was given. As the Company calculates that it has spent $400,000 on the property this will require the Company to spend at least an additional $100,000 by Decemb er 31, 2003. It plans to expend at least that amount prior to December 31, 2003 – to maintain the Moneta Agreement. The expenditure is expected to be on drilling on the Property.

C.     Research and development, patents and licences

The Company has not carried on any research and development during the past three years and has no research and development policies.

D.     Trend information

The Company cannot identify any significant trends which are applicable to it or its plans. The Company’s principal focus in exploring the Property is to discover deposits of gold-bearing ores which would be economically mineable. The potential economics of a gold mining property are entirely dependent on the price at which gold trades from time to time on the international gold market. In the period since the commencement of 2002 there has been an upward movement in the international price of gold – but Management of the Company is not in a position to predict how long that trend will continue.

Item 6.    Directors, Senior Management and Employees

A.     Directors and senior management

Name, age and countries of residence	Offices held with the Company	Principal business activities outside the Company
T.J. Malcolm Powell Age 62 Canada	Director, Promoter and President of the Company since August 3, 2000

Engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.  Since November, 1998 investor, shareholder and public relations agent for the Lang Group of Companies in Vancouver, B.C.

Frank A. Lang Age 79 Canada	Director and Chairman of the Board since October 2, 2001	Director and President or Chairman of the various companies comprising the Lang Group of Companies
Carl R. Jonsson Age 68 Canada	Director since November 30, 1998. Secretary since August 3, 2000. Chief Financial Officer	Principal/Partner of Vancouver law firm Tupper Jonsson & Yeadon, Solicitors for the Company. Director of various public companies
Gregory G. Crowe Age 49 Canada	Director since July 25, 2001

P.Geol.  P.Geo.   Self-employed as geological consultant.  Employee, Director and Executive Officer of Yuma Copper Corp. from 1994 to December, 1997.  Director, President and CEO of Entreé Gold Ltd. since July, 2002

Arthur G. Troup Age 59 Canada	Director since September 25, 2001	Since January 1997 Vice-President Exploration of the companies comprising the Lang Group of Companies. Prior to that, self-employed as consultant

The Lang Group of Companies are publicly traded companies controlled by Frank A. Lang. They are Valerie Gold Resources Ltd., Emgold Mining Corporation, Sultan Minerals Inc., and Cream Minerals Ltd.

The following additional information is provided with respect to the Directors and Officers of the Company:

T.J. Malcolm Powell

Mr. Powell, as President, is responsible for managing and leading the Company. He was appointed Chief Executive Officer November 30, 2001. Mr. Powell does not work full-time for the Company and considers that he spends – and will spend in the foreseeable future – approximately 50% of his time on the affairs of the Company. Mr. Powell does not have any written contractual relationship with the Company.

Mr. Powell has, since November, 1998, acted in an independent contractor capacity, as the person responsible for shareholder, investor and public relations for the various companies comprising the Lang Group of Companies – on a full-time basis.

Mr. Powell has been a director and the president of various small public Companys since 1985, some of which engaged in minor mineral exploration activities.

Frank A. Lang, M.A., P.Eng.

Mr. Lang has no assigned responsibilities except to act as the Chairman of the Board and provide incidental public Company and mineral exploration advice to the Board of the Company and to members of the Company’s management. Mr. Lang was only appointed to his positions October 2, 2001 and does not expend, or consider that he will be expected to expend, more than 1% of his time on the affairs of the Company. Mr. Lang has no contractual relationship with the Company.

During the past 5 years Mr. Lang’s full-time occupation has been to act as a director and president, CEO and/or Chairman of the Board of the various companies which have comprised the Lang Group of Companies, all of which are involved in mineral exploration. Mr. Lang has been involved, in one capacity or another, in mineral exploration activities for more than 20 years.

Carl R. Jonsson, L.L.B.

Mr. Jonsson’s responsibilities are primarily as the lawyer for the Company and it is incidental to that capacity that he also holds positions as a Director and the Secretary of the Company. He was appointed Chief Financial Officer November 30, 2001. Mr. Jonsson holds a Bachelor of Laws Degree and is a member of the Law Society of British Columbia. Other than attending at meetings of the Board of Directors and time spent as the Company’s Chief Financial Officer, Mr. Jonsson’s services are rendered to the Company as a principal of the law firm of Tupper Jonsson & Yeadon. Mr. Jonsson does not have any other contractual relationship with the Company. He estimates that he spends 5% of his time on the affairs of the Company – not including the time he spends as the Company’s lawyer.

Mr. Jonsson’s principal occupation during the past 5 years has been acting as a solicitor and many of his clients have, during that period, been involved in aspects of mineral and natural resource exploration. Many of Mr. Jonsson’s functions during that period have been to advise his clients as to the requirements of the securities regulatory authorities having jurisdiction over them and the stock exchanges upon which their shares have been listed for trading. Mr. Jonsson has acted primarily as a corporate and securities lawyer for in excess of 35 years and holds directorships in various publicly traded companies many of which are, or have been, in mineral exploration.

Gregory C. Crowe, M.Sc., P.Geo., P.Geol.

Mr. Crowe, as a Director of the Company, has no responsibilities except to participate as a Director of the Company and to provide advice to the Board and to Management on occasion – primarily of a geological nature. Mr. Crowe is a registered P.Geol. in the Province of Alberta and a registered P.Geo. in the Province of British Columbia. Mr. Crowe, until May, 2002, devoted an estimated 10% of his time to the Company. For the period between June, 2002 and mid-July, 2002 he was employed full-time in supervising and conducting work on or in relation to the Property. He was appointed Vice-President Exploration November 30, 2001. He does not have a written contractual relationship with the Company.

During the past 5 years Mr. Crowe has acted as a geological consultant to numerous companies involved in mineral exploration – and that is still his principal occupation. For the period between October, 1994 and December 1997, Mr. Crowe was a director, officer and employee of Yuma Copper Corporation. Mr. Crowe has been active in mineral exploration for approximately 20 years.

Arthur G. Troup, M.Sc., P.Eng.

Mr. Troup, as a Director of the Company, has no responsibilities except to participate as a Director of the Company and to provide advice to the Board and to Management on occasion – primarily of a geological nature. Mr. Troup is a registered Professional Engineer. Mr. Troup has, since his appointment September 25, 2001, devoted an estimated 5% of his time to the Company. He does not have a contractual relationship with the Company.

During the past 5 years Mr. Troup has been the Vice-President Exploration of the Lang Group of Companies. Mr. Troup has been active in mineral exploration for more than 30 years.

B.     Compensation

(a)    T.J. Malcolm Powell was not paid any compensation for services to the Company for the period ending May 30, 2002. Since June 1, 2002 he has been paid $6,000 per month for his management services to the Company. The funds are paid to him indirectly through the payment of his wholly owned private company, Arbutus Enterprises Ltd.

(b)    Gregory G. Crowe is not paid for his services to the Company as a Director. However, as he is a professional geologist he has been providing geological services and managing the Company’s programme on its property and is paid therefor at a rate of $400 per day –indirectly through his wholly owned private company 647741 B.C. Ltd.

(c)    Carl R. Jonsson is not paid for his services as a director and officer of the Company, per se. However, he is a senior principal of Tupper Jonsson & Yeadon, the British Columbia, Canada law firm which provides legal services to the Company – which are primarily provided by Mr. Jonsson. Mr. Jonsson therefore indirectly benefits from the legal fees which the Company pays to Tupper Jonsson & Yeadon.

(d)    Messrs. Lang and Troup do not receive any cash or cash equivalent compensation for acting as Directors of the Company.

(e)    All of the Directors have been granted share purchase incentive options entitling them to purchase the numbers of common shares of the Company set opposite their names below, exercisable at $0.30 per share on or before June 3, 2007:

Optionees Names	No. Optioned Shares

T.J. Malcolm Powell	200,000
Gregory Crowe	150,000
Arthur Troup	100,000
Frank Lang	100,000
Carl R. Jonsson	50,000

The Company does not provide any pension, retirement or similar benefits to its Directors or Officers –nor is it accruing any liability to them with respect to any such benefits.

C.     Board practices

1.     The Company’s Board of Directors has only one committee – the Audit Committee. The members of the Audit Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the Board of Directors.

2.     All Directors, when elected or appointed, are to hold office until the next Annual General Meeting of the Shareholders that is held, at which time it is deemed that they all cease to hold office and are subject to reappointment at the Meeting. The next Annual General Meeting of the Shareholders of the Company has not been scheduled but must be held no later than June 30, 2003.

3.     None of the service contracts under which Directors supply services to the Company have any provisions for individuals receiving benefits on any termination of such contracts.

4.     The members of the Audit Committee – currently comprised of Directors Frank Lang, Arthur Troup and Carl R. Jonsson – receive no separate remuneration for acting as a member of the Committee, nor are their appointments for any fixed term. Their appointments are not subject to any specific terms of reference.

D. Employees

The Company does not have any employees – nor has it ever had any employees.

E. Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below – which are the percentage of the Company’s 9,573,616 issued shares also set opposite their names:

Name of Director and Officer	Shares held	Percentage of issued shares - %	Share purchase options held (l)
T.J. Malcolm Powell	1,283,415(2)	13.41	200,000
Frank A. Lang	253,333	2.65	100,000
Carl R. Jonsson	247,125	2.58	50,000
Greg Crowe	23,196	0.0024	150,000
Arthur G. Troup	35,100	0.0037	100,000

(1)     All of the options are exercisable at $0.30 per share on or before June 3, 2007.

(2)     Of the shares shown held by Mr. Powell, 208,850 shares are held by him and 1,074,565 are held by Mr. Powell’s wholly owned company Arbutus Enterprises Ltd.

During the last three completed fiscal years – January 1, 1999 to December 31, 2001 - the Company has issued shares on a number of different dates for different prices and consideration – as detailed in Item 10.A.3 below.

During the 3 years referred to above there was no change in the voting rights attached to the Shares –nor any other special rights or restrictions attached or changed. All of the Shares comprising the Company’s authorized and issued capital are voting common shares, with each share carrying 1 non-cumulative vote. All decisions with respect to the issuance of Shares and the terms thereof are by resolution of the Board of Directors of the Company.

Item 7. Major Shareholders and Related Party Transactions

A.     Major shareholders

1.     A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

To the best of the knowledge of the Company and its management the only shareholder holding directly or indirectly more than 5% of the issued shares of the Company is its President, T.J. Malcolm Powell, the direct and indirect holder of 1,283,415 shares of the Company, being 13.41% of the issued shares of the Company. This does not constitute any significant change in the percentage ownership held by any major shareholders during the past three years. Mr. Powell does not hold any voting rights from other shareholders.

2.     The Company is not, to the best of the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

3.     The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares. As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at June 12, 2003 the Company had 234 shareholders of record of which 229 were resident outside of the United States holding between them 9,545,456 sha res, and 5 were resident in the U.S.A. holding between them 28,160 shares. The Company has enquired of the various brokers and other nominees registered as shareholders and has been advised by them that they hold a total of 90,720 shares of the Company on behalf of 7 residents of the United States.

4.    There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.     Related party transactions

There have not been any material related party transactions between the Company and any of the directors, officers, associates or major shareholders of the Company except:

(a)    The options which have been granted to directors or officers which are detailed above;

(b)    Effective October 3, 2001 the Company closed a private placement sale of 285,700 shares of the Company, for a price of $0.2625 to Arbutus Enterprises Ltd., the wholly owned company of T.J. Malcolm Powell. Simultaneously, the Company issued to Arbutus Enterprises Ltd. 285,700 share purchase warrants, each of which entitles the purchase of one additional share of the Company, exercisable at $0.35 per share on or before September 13, 2003.

(c)    Of the Unit private placement described in Clause 4 of page 9 portions of the Units were sold to Company Directors. In particular pursuant to the private placement the numbers of Units noted below were sold to Company Directors:

Carl R. Jonsson           200,000

Frank A. Lang             113,333

Arthur J. Troup              20,000

Item 8. Financial Information

A.       Financial Statements and Other Financial Information

1.        Exhibited hereto are the following financial statements:

(a)    prepared as at the last fiscal year-end, December 31, 2002, with comparative figures shown as of December 31, 2001 with attached audit report;

(b)    unaudited consolidated interim financial statements covering the period between the last fiscal year-end, December 31, 2002, and March 31, 2003, with comparative figures for the 3 month period ending March 31, 2002.

2.     The Company does not have any sales and accordingly the financial statements show no sales revenues.

3.     The Company does not have a dividend policy.

B.     Significant Changes

No significant changes have occurred since the various dates of the financial statements which are exhibited.

Item 9.    The Offer and Listing

A.     The Company is not proposing any offering of its securities. This Statement is not filed or issued with respect to any proposed offering or listing of its securities, or other distribution of its securities.

B.     Trading of the Company’s shares on the Canadian Venture Exchange (now the TSX Venture Exchange) was suspended until May 16, 2002. The following trading information is given for the period since then for trades on the TSX Venture Exchange.

Monthly periods ending	High - $	Low - $

May 31, 2002

June 30, 2002

July 31, 2002

August 31, 2002

September 30, 2002

October 31, 2002

November 30, 2002

December 31, 2002

January 31, 2003

February 28, 2003

March 31, 2003

April 30, 2003

May 31, 2003

	0.43 0.42 0.36 0.28 0.35 0.27 0.21 0.26 0.40 0.26 0.26 0.22 0.22	0.30 0.34 0.27 0.15 0.17 0.16 0.15 0.15 0.19 0.18 0.20 0.15 0.14

                            The shares of the Company trade only on the TSX Venture Exchange – in Canada.

C.     The Company has initiated preparations for the shares of the Company to be quoted on the National Association of Securities Dealers over-the-counter Bulletin Board. The Company does not know if the shares will be quoted for trading on the Bulletin Board or when that might occur.

Item 10.     Additional Information

A.     Share capital

1.     The authorized capital of the Company consists of 25,000,000 common voting shares without par value. As at the close of business on the date of this Statement there are 9,573,616 shares issued – all of which were issued as fully paid shares. Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below. Certain of the options are held by Company Directors as detailed in Item 6.B above.

There have not been, during the past three years, any changes in the authorized capital of the Company nor the rights attaching to the Company’s shares. There are no resolutions, authorizations or approvals in existence or outstanding pursuant to which any further shares or securities convertible to shares, will be created or issued.

2.     As of the date of this Statement there are share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

Number of shares issuable upon exercise of warrants and options	Warrant exercise price per share	Expiry dates
285,700 – warrants	$0.35	September 13, 2003
2,823,167 – warrants	$0.35 $0.40	May 16, 2003 and thereafter until May 19, 2004
1,151,500 – warrants	$0.40	May 16, 2004
789,933 – warrants	$0.40	May 16, 2004
740,000 – options	$0.30	June 3, 2007
635,333 - warrants	$0.35 $0.40	May 30, 2003 and thereafter until May 30, 2004

3.    During the period since May 31, 2000 the Company has issued shares as follows:

No. of Shares issued	Dates, Terms and Conditions
285,700	Issued pursuant to private placement sale at $0.2625 per share
2,823,167	Issued May 15, 2002 at $0.30 per share pursuant to registered public offering in Canada
1,151,500	Issued May 15, 2002 at $0.35 per share pursuant to registered public offering in Canada
83,400	Issued May 21, 2002 at a deemed price of $0.30 per share as finder’s fees to two companies which assisted the Company in the acquisition and negotiation of the Moneta Agreement
5,000	Issued June 12, 2002 pursuant to exercise of share purchase warrants for $0.30 per share
633,333	Issued August 12, 2002 at $0.30 per share pursuant to private placement sales
1,535,000	Issued April 28, 2003 at $0.22 per share pursuant to private placement sales

B.     Memorandum and articles of association

1.     The Company was incorporated in British Columbia, Canada, under Certificate of Incorporation number 88,439 August 1, 1969. The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.

2.      The powers and functioning of the Directors are set forth in the Articles of the Company which were adopted and filed as of the date of its incorporation. They provide:

(a)     subject to the obligation of a Director to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, a Director may vote with respect to such matter in certain instances and in certain instances shall not vote;

(b)     the Directors may, in the absence of an independent quorum, vote compensation to themselves;

(c)     there are no limitations on the exercise by the Directors of the Company’s borrowing powers;

(d)     there are no provisions for the retirement or non-retirement of Directors under an age limit;

(e)     there is no requirement for a Director to hold any shares in the Company.

3.     As all of the Company’s authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares.

4.    To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of 75% of the issued shares of the Company attending and voting, and in a separate meeting by a 75% majority of the shares that are the subject of the proposed alterations attending and voting at the meeting.

5.    Annual General Meetings are called and scheduled upon decision by the Board of Directors. The Directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

6.    There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

7.    There are no provisions in the Company’s Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

8.    There are no bylaw provisions requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of the company and their affiliates.

9.    There are no provisions in the Company’s Memorandum or Articles governing changes in the Company’s capital which are more stringent than required by law.

C.     Material contracts

The only material contract which the Company has entered into, and which is not in the ordinary course of its business within the past 2 years, is the agreement dated September 1, 2001 with Moneta, pursuant to which the Company has the right to acquire 60% interest in the Property – as described in Item 4.B.1.

D.     Exchange controls

There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E.     Taxation

The following summary of the material Canadian federal income tax consequences is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (the “Tax Act”) and the Canada-United States Tax Convention (the “Tax Convention”)) as at the date of this Statement. The summary is restricted to the case of a holder (a “Holder”) of one or more common shares of the Company (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, is a United States person, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends. A holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be applicable, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Tax from each dividend paid and remit it to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares. A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Shares constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one-half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada, subject to the deduction of certain capital losses that may have been sustained by the Holder.

F.     Dividends and paying agents

The Company has no dividend payment policies nor dividend paying agents.

G.     Statements by Experts

The annual financial statements of the Company included in this Statement, prepared as of December 31, 2002, with comparative figures, have attached to them Auditors’ Reports and Comments dated February 7, 2003. The Reports and Comments were prepared by the Company’s Auditors, Bedford Curry & Co., Chartered Accountants, of 801 – 1281 West Georgia Street, Vancouver, B.C., Canada, who are members of the British Columbia Institute of Chartered Accountants. The Reports and Comments are included with the consent of Bedford Curry & Co. – whose written consent, dated June 2, 2003, is included as Exhibit 10(a).

H.     Documents on display

Any of the documents referred to above can be viewed at the Company’s Registered Office, which is located at Suite 1710, 1177 West Hastings Street, Vancouver, B.C., Canada V6E 2L3. All of the documents referred to above are in English.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

(a)    The Company is not presently involved in borrowing money and does not have any dealings in, nor plan to have any dealings in, derivatives or other financial instruments, and does not carry on business which makes it specifically sensitive to currency exchange variations. If and when the Company borrows money it will have to consider the interest rates that would then be applicable to it.

(b)    As the Company is only still in a “start-up” mode and has undertaken no business activities or the sale of its products or services, it is not in a position to do any quantitative analysis of either general risk factors applicable to it or risk factors applicable to its potential markets.

(c)    The Company has identified risk factors that are applicable to it, which are described in Item 3.D above.

Item 12.     Description of Securities Other than Equity Securities

The Company is not, by this Statement, registering any debt securities or other securities – other than its voting common shares.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

(a)    The Company has not committed any default in the payment of any principal, interest, sinking or purchase fund installment, or any other indebtedness. Reference is made, however, to the claim against the Company referred to in Item 4.A.5 - which the Company does not consider itself to be in default under and which the Company will dispute and file a counter-claim with respect to, if the creditor attempts to enforce the alleged indebtedness.

(b)    As the Company has never declared any dividends it is not in arrears with respect to the payment of dividends, nor is it in any deficiency with respect to any rights or obligations outstanding with respect to its issued shares.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

                  Nil

Item 15.    [Reserved]

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements

The financial statements of the Company which are furnished and attached hereto are prepared according to Canadian Generally Accepted Accounting Principles and in the Accountant’s Report attached thereto, and in the Notes thereto, reference is made to the material variations in accounting principles, practices and methods used in preparing financial statements pursuant to Canadian Generally Accepted Accounting Principles in comparison to United States Generally Accepted Accounting Principles.

Item 18.    Financial Statements

                  Not applicable

Item 19.    Financial Statements and Exhibits

Index of Exhibits attached: - Note that the documents comprising Exhibits which are not available electronically, were filed in hard copy. They are accordingly not attached.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2002 AND 2001

1.	AUDITORS' REPORT
2.	STATEMENTS OF EARNINGS AND DEFICIT
3.	BALANCE SHEETS
4.	STATEMENTS OF STOCKHOLDERS' EQUITY
5.	STATEMENTS OF CASH FLOWS
6.	NOTES TO FINANCIAL STATEMENTS

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

AUDITORS' REPORT

To the Directors of ACREX Ventures Ltd.

We have audited the balance sheets of ACREX Ventures Ltd. as at December 31, 2002 and 2001 and the statements of stockholders' equity, earnings and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, British Columbia, Canada

February 7, 2003

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING

DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated February 7, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

Vancouver, British Columbia, Canada

February 7, 2003

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

	2002	2001	2000

REVENUE
Interest	$3,578	-	-

EXPENSES
Investor relations	58,898	-	-
Legal	55,865	49,250	24,604
Management fees	42,000	-	-
Office and general	30,829	1,112	856
Consulting	13,905	-	-
Accounting	9,668	12,383	7,075
Transfer agent fees	8,241	4,175	4,198
Promotion and travel	7,982	1,550	-
Rent	7,200	-	-
Filing fees	4,095	6,570	22,794
Insurance	1,750	-	-
Business investigation costs	-	17,208	17,000

	(240,433)	(92,248)	(76,527)

Net loss before income taxes	(236,855)	(92,248)	(76,527)
Income taxes (recovery)	-	(451)	(9,595)

NET LOSS	(236,855)	(91,797)	(66,932)

Deficit, beginning of year	(2,682,209)	(2,590,412)	(2,523,480)

DEFICIT, end of year	$(2,919,064)	(2,682,209)	(2,590,412)

NET LOSS PER SHARE - BASIC / DILUTED	$(0.04)	(0.03)	(0.02)

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	6,118,716	3,165,414	3,056,516

ACREX Ventures Ltd.

BALANCE SHEETS

December 31, 2002 and 2001                                                                                                                            Expressed in Canadian dollars

	2002	2001

ASSETS
Current
Cash	$554,856	1,679
Accounts receivable	30,014	484

Total current assets	584,870	2,163

Mineral property [Note 3]	387,643	-
Deferred share issue costs	-	22,375

Total assets	$972,513	24,538

LIABILITIES
Current
Accounts payable and accrued expenses	$15,454	116,142

Total liabilities	15,454	116,142

STOCKHOLDERS' EQUITY
Share capital [Note 4]	3,876,123	2,590,605
Deficit	(2,919,064)	(2,682,209)

Total stockholders' equity	957,059	(91,604)

Total liabilities and stockholders' equity	$972,513	24,538

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"	"CARL R. JONSSON"
Director	Director

ACREX Ventures Ltd.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

	Common Stock		Share	Accumulated
	Shares	Amount	Subscriptions	Deficit	Total
Balance, December 31, 1999	3,056,516	$2,515,609	$ -	$(2,523,480)	$(7,871)

2000
Common stock issued	-	-	-	-	-
Shares to be issued	-	-	75,000	-	75,000
Net loss	-	-	-	(66,932)	(66,932)

Balance, December 31, 2000	3,056,516	2,515,609	75,000	(2,590,412)	197

2001
Common stock issued	285,700	74,996	(75,000)	-	(4)
Net loss	-	-	-	(91,797)	(91,797)

Balance, December 31, 2001	3,342,216	2,590,605	-	(2,682,209)	(91,604)

2002
Common stock issued for cash	4,613,000	1,260,518	-	-	1,260,518
Common stock issued for
mineral property	83,400	25,000	-	-	25,000
Net loss	-	-	-	(236,855)	(236,855)

Balance, December 31, 2002	8,038,616	$3,876,123	$ -	$(2,919,064)	$957,059

ACREX Ventures Ltd.

STATEMENTS OF CASH FLOW

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

	2002	2001	2000
OPERATIONS

Net loss	$(236,855)	(91,797)	(66,932)

Changes in non-cash working capital balances:
Decrease (increase) in accounts receivable	(29,530)	875	95,041
Decrease (increase) in income taxes recoverable	-	9,595	(9,595)
Increase (decrease) in accounts payable	(100,688)	93,737	(74,136)
Decrease in income taxes payable	-	-	(9,595)

Cash provided by (used in) operations	(367,073)	12,410	(65,217)

FINANCING
Shares issued	1,282,893	-	-
Deferred share issue costs	-	(22,375)	-
Share subscriptions received	-	-	75,000

Cash provided by (used in) financing	1,282,893	(22,375)	75,000

INVESTING

Mineral property exploration	(362,643)	-	-

Cash used in investing	(362,643)	-	-

Increase (decrease) in cash	553,177	(9,965)	9,783

Cash, beginning of year	1,679	11,644	1,861

CASH, end of year	$554,856	1,679	11,644

SUPPLEMENTAL CASH FLOW INFORMATION

During the year, the Company issued 83,400 common shares as a $25,000 finders' fees for the Michaud property.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange.

The Company's principal business activity is the sourcing, exploration and development of mineral properties. The Company is currently seeking and investigating new mineral exploration opportunities.

The Company incurred a loss of $236,855 for the year ended December 31, 2002 (2001: $91,797, 2000: $66,932) and has a deficit of $2,919,064 at December 31, 2002 (2001 : $2,682,209), which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.

The financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities at amounts different from those reflected in these financial statements and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Mineral Property - The Company records its interest in mining claims and properties at cost whereby all direct and indirect costs of acquiring and exploring its mineral properties are capitalized. Option payments receivable by the Company are credited against mineral property costs when received. When the mineral property is brought into production, the costs will be amortized on a unit of production basis over economically recoverable reserves. Mineral properties and deferred costs are written off when properties are abandoned or sold.

Amounts recorded for mineral properties represent costs incurred to date and are not intended to reflect present or future values. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves and future production.

Stock options- Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on "Stock-Based Compensation and Other Stock-Based Payments". These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. The Company, as permitted by the new recommendations, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees and in accordance with the recommendations will provide certain pro forma information required by the fair value method of accounting for stock options for non-employees.

Earnings per share - Effective January 1, 2002, the Company retroactively adopted the new accounting recommendations made by the CICA for presentation and disclosure of basic and diluted earnings per share. The Company has adopted the "treasury stock method" in computing earnings per share. The retroactive impact of adopting the new recommendations had no significant impact on the Company's basic and diluted earnings per share. Basic earnings per common share are calculated on the net earnings using the weighted average number of shares outstanding during the fiscal period.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

For the period ended December 31, 2002, the existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Deferred share issue costs - Share issue costs incurred prior to the issuance of share capital are deferred and deducted from share capital when the shares are issued.

Income taxes - The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax income rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Financial instruments - The Company's financial instruments consists of cash, accounts receivable and accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reporting period. Actual results could differ from those estimates.

3. MINERAL PROPERTY

Michaud Property, Ontario, Canada

Acquisition cost
Balance, beginning of period	$-
Finder's fee	25,000

Balance, end of period	25,000

Exploration costs
Balance, beginning of period	-
Third party exploration	307,943
Consulting	48,561
Travel	6,139

Balance, end of period	362,643

Total Mineral Property	$387,643

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

3. MINERAL PROPERTY (continued)

Michaud gold property, Ontario, Canada - On September 1, 2001, the Company agreed (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta") to acquire a 60% interest in a mineral property consisting of 76.91 mineral claims in the Michaud Township, Ontario (the "Property").

The Agreement grants to the Company the right to earn a 60% interest in the Property by:

(a) expending not less than $500,000 on work on the Property by May 15, 2004;

(b) of the work referred to in paragraph (a), not less than $300,000 will have to have been completed prior to December 31, 2002;

(c) completing additional work so that the Company will have spent at least $1,000,000 in work on the Property by May 15, 2005;

(d) committing to and completing a bankable feasibility study on the Property by May 15, 2007.

To maintain its rights beyond December 31, 2002, if the Company has satisfied the requirement in sub-clause (b) above, but has not by that date performed at least $500,000 of work on the Property, the Company must prior to December 31, 2002 give to Moneta a commitment that it will, prior to December 31, 2003, do such additional work on the Property so that it shall have prior to December 31, 2003 done not less than $500,000 of work on the Property.

4. SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value. The issued share capital is as follows:
	2002		2001
	Number	Amount	Number	Amount
Balance, beginning of year	3,342,216	$2,590,605	3,056,516	$2,515,609

Issued for cash (a) and (b)	4,608,000	1,439,975	285,700	74,996
Finders' fee	83,400	25,000	-	-
Warrants exercised (c)	5,000	1,500	-	-
Share issue costs	-	(180,957)	-	-
Balance, end of year	8,038,616	$3,876,123	3,342,216	$2,590,605

(a) - On May 16, 2002, the Company issued 3,974,667 units for proceeds of $1,249,975 pursuant to its public prospectus offering dated February 20, 2002. The 3,974,667 units included 2,823,167 non-flow-through units at $0.30 per unit and 1,151,500 flow-through units at $0.35 per unit. Each flow-through and non-flow-through unit was comprised of one common share and one share purchase warrant. The warrants attached to the non-flow-through units entitle the holder to purchase one share at $0.35 per share until May 16, 2003 and $0.40 per share until May 19, 2004. The warrants attached to the flow-through units entitle the holder to purchase one share at $0.35 per share until May 16, 2003. Additionally, 794,933 non-transferable Agent warrants were issued which entitle the holder to purchase one share at $0.30 per share until May 16, 2003.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

4. SHARE CAPITAL (continued)

(b) - On August 8, 2002, the Company issued 633,333 units for proceeds of $190,000 pursuant to non-brokered private placements. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one share at $0.35 per share until August 8, 2003 and $0.40 per share until August 8, 2004.

(c) - On June 13, 2002, the Company issued 5,000 shares for proceeds $1,500 pursuant to the exercise of warrants.

Escrow shares - A total of 962,561 shares (2001: Nil) are held in escrow being released semi-annually on a pro-rata basis with the final release on May 21, 2005.

Stock options - The Company has issued stock options as follows:

As at December 31, 2002:

	Outstanding			Outstanding
Exercise	December 31,			December 31,
Price	2001	Granted	Exercised	2002	Expiry date
$0.30	-	740,000	-	740,000	June 3, 2007

Warrants - The Company has issued stock warrants as follows:

As at December 31, 2002:

	Outstanding			Outstanding
Exercise	December 31,			December 31,
Price	2001	Issued	Exercised	2002	Expiry date

$0.35	-	1,151,500	-	1,151,500	May 16, 2003
$0.30	-	794,933	(5,000)	789,933	May 16, 2003
$0.35	285,700	-	-	285,700	September 13, 2003
$0.35/$0.40	-	2,823,167	-	2,823,167	May 16, 2003/2004
$0.35/$0.40	-	633,333	-	633,333	August 8, 2003/2004
	285,700	5,402,933	(5,000)	5,683,633

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

5. COMMITMENT

The Company is committed to spending flow-through share proceeds on exploration and development activities and to renouncing $403,025 of eligible Canadian Exploration Expenditures to the eligible shareholders by December 31, 2003 with an effective renunciation date of December 31, 2002.

As at December 31, 2002, the Company has spent $362,643 of the proceeds on exploration activities.

6. RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $50,221 (2001: $49,450), from a law firm of which a director is a member. Accounts payable and accrued expenses includes $5,976 (2001: $72,375) due to the law firm.

The Company incurred management fees of $42,000 (2001: Nil) and equipment rental of $6,628 (2001: Nil) from a company owned by a director of the Company.

The Company incurred geologist fees of $38,094 (2001: Nil) from a company owned by a director of the Company.

Accounts payable includes $5,062 (2001: $21,968) due to a company owned by a director/shareholder.

7. INCOME TAXES

The Company has non-capital losses of $417,000 which begin to expire in 2007 and Canadian development expenses of $25,000 which are available to be applied against any future taxable income. No previous benefit of these losses has been recognized in the financial statements.

Additionally, the Company has renounced to its flow-through shareholders the benefits of $403,025 of Canadian exploration expenditures as defined in subsection 66(15) of the Canadian Income Tax Act.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

7. INCOME TAXES (continued)

	2002	2001	2000

Income taxes based on a combined basic federal
and provincial income tax rate
of 39.6% (2001 44.6%,2000 45.6%)	$(95,211)	$(41,142)	(34,896)
Decrease in taxes resulting from:
Losses for which an income tax
benefit has not been recognized	95,211	41,142	25,301
Other	-	(451)	-
Income tax expense recovery	$-	(451)	(9,595)

8. STOCK-BASED COMPENSATION

As described in Note 2, the Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") with regards to stock-based compensation. Accordingly, no compensation expense has been recognized for options granted during the period. Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for stock options had been applied. The Company used the Black-Scholes option valuation model to value the stock options granted during the quarter. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and the pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate	3.74%
Expected dividend yield	0%
Expected stock price volatility	40%
Expected life of options	3 years

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the the period ended December 31, 2002, as reported	(236,855)
Compensation expense related to the fair value of stock options	(69,560)
Pro forma net loss for the period ended December 31, 2002	(306,415)

Basic loss per share, as reported	$(0.04)
Pro forma basic loss per share	$(0.05)

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

9. SEGMENTED INFORMATION

The Company operates in a one business and geographical segment: Mineral exploration and development in Canada.

10. SUBSEQUENT EVENTS

Michaud gold property, Ontario, Canada - On January 21, 2003, the Company signed a letter agreement with Moneta Porcupine Mines Inc.("Moneta") amending the terms of the original agreement to earn an interest in the Michaud gold property. The principal terms of the amendment are the property will be divided into separate areas as follows:

South and Southwest zones - The Company will be able to extend the deadline for earning a 60% interest by the completion of a bankable feasibility study from May 15, 2007 to May 15, 2010 by paying the following amounts to Moneta or issuing Company shares of equivalent value:

May 15, 2007	$50,000
May 15, 2008	$150,000
May 15, 2009	$250,000

Remainder of property - The Company can now complete the earning of a 50% interest by spending a total of $1,000,000 on the Property by May 15, 2004. An additional 20% can be earned by giving Moneta a notice that the Company will spend an aggregate total of $2,750,000 on the property by May 15, 2007.

Mineral property, Quebec, Canada - The Company has entered into an agreement to acquire a block of contiguous mineral claims located int the Nunavik (Ungava) region of Northern Quebec at a cost of approximately $16,000.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

	2002	2001	2000

Net loss as reported in accordance
with Canadian GAAP	$(236,855)	(91,797)	(66,932)
Adjustments:
Mineral property costs expensed	(428,025)	-	-
Stock based compensation	(69,560)	-	-

Net loss under US GAAP	$(734,440)	(91,797)	(66,932)

Net loss per share under US GAAP	$(0.12)	(0.03)	(0.02)

Stock based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock issued to employees. The Company uses the Black Scholes option pricing model to value its stock options as described in Note 7.

Flow through shares - Under U.S. GAAP proceeds from the sale of flow through shares would be classified as restricted cash until the expenditure actually occurs. As of December 31, 2002, for U.S. GAAP purposes, $40,382 would be restricted.

Under U.S. GAAP the balance of the unexpended proceeds from the flow-through share issuance would also be setup as a liability.

Net earnings per share - Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

Mineral properties - Under Canadian GAAP acquisition and exploration costs are capitalized. Under U.S. GAAP costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed, as there are no capitalized properties for U.S. GAAP purposes.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2002	2001

Total assets under Canadian GAAP	$972,513	24,538
Adjustment - to U.S. GAAP	-	-

Total assets under U.S. GAAP	$972,513	24,538

Total liabilities under Canadian GAAP	$15,454	116,142
Adjustment - to U.S. GAAP	40,382	-

Total assets under U.S. GAAP	$55,836	116,142

Total stockholders' equity (deficit) under Canadian GAAP	$957,059	(91,604)
Adjustment - to U.S. GAAP	(428,025)	-

Total equity (deficiency) under U.S. GAAP	$529,034	(91,604)

Total equity (deficiency) and liabilities under U.S. GAAP	584,870	24,538

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2002	2001	2000

Numerator
Net earnings (loss)	$(734,440)	(91,797)	(66,932)
Denominator
Weighted average number of common shares outstanding	6,118,716	3,165,414	3,056,516

Basic and diluted net earnings (loss) per share	(0.12)	(0.03)	(0.02)

Diluted net earnings (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of December 31, 2002, the Company had 740,000 (2001: Nil, 2000: Nil) stock options outstanding and 5,683,633 (2001: Nil, 2000: Nil) warrants outstanding which have not been included in the calculation of diluted net earnings (loss) per share because their effect would have been antidilutive.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000                                                                                               Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Recent pronouncements:

Business combinations - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

Goodwill and Intangible Assets - In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect SFAS 142 will have a material impact on the Company's financial position or results of operations.

Accounting for the impairment or disposal of long lived assets - In August 2001, the FASB issued SFAS No. 144 "Accounting for the impairment or disposal of long lived assets", which retains, in general, the requirements of SFAS No. 144 and addresses significant implementation issues. The provisions of SFAS No. 144 are effect for financial statements issued for fiscal years beginning after December 15, 2001 and generally, are to be applied prospectively. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

Reporting gains or losses from extinguishment of debt - On May 7, 2002, the FASB issued SFAS No. 145, which rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishment of Debt Made to Satisfying Sinking-Fund Requirements", and amended SFAS No. 13, "Accounting for Leases". The provisions are effective for fiscal years beginning after May 15, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

Accounting for costs associated with exit or disposal activities - On July 30, 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions are effective for exit or disposal activities that are initiated after December 31, 2002.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

MARCH 31, 2003

1.	STATEMENT OF EARNINGS AND DEFICIT
2.	BALANCE SHEET
3.	STATEMENT OF CASH FLOWS
4.	NOTES TO FINANCIAL STATEMENTS

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited                                                                                                                                                          Expressed in Canadian dollars

	Three months ended March 31,
	2003	2002
REVENUE
Interest	$7,906	-

EXPENSES
Legal	26,219	3,325
Management fees	18,000	-
Consulting	14,180	-
Filing fees	9,235	2,050
Accounting	8,600	3,743
Rent	7,131	-
Office and general	5,366	694
Property evaluation cost	5,266	-
Promotion and travel	4,370	1,065
Investor relations	3,644	-
Transfer agent fees	1,100	747

	(103,111)	(11,624)

NET LOSS	(95,205)	(11,624)

Deficit, beginning of period	(2,919,064)	(2,682,209)
DEFICIT, end of period	$(3,014,269)	(2,693,833)

LOSS PER SHARE - BASIC / DILUTED	$(0.012)	(0.004)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	8,038,616	3,342,216

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited                                                                                                                                                          Expressed in Canadian dollars

	March 31,	December 31,
	2003	2002

ASSETS
Current
Cash	$451,662	554,856
Accounts receivable	14,661	30,014

	466,323	584,870

Mineral properties [Note 2]	466,874	387,643
Deferred share issue costs	7,500	-

	$940,697	972,513

LIABILITIES
Current
Accounts payable	$78,843	15,454

SHAREHOLDERS' EQUITY
Share capital [Note 3]	3,876,123	3,876,123
Deficit	(3,014,269)	(2,919,064)

	861,854	957,059

	$940,697	972,513

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"	"CARL R. JONSSON"
Director	Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited                                                                                                                                                          Expressed in Canadian dollars

	Three months ended March 31,
	2003	2002

OPERATIONS
Net loss	$(95,205)	(11,624)

Changes in non-cash working capital balances:
Decrease in accounts receivable	15,353	150
Increase in accounts payable	63,389	17,768

	(16,463)	6,294

INVESTING
Exploration expenditures	(79,231)	-

FINANCING
Deferred share issue costs	(7,500)	(7,625)

Decrease in cash	(103,194)	(1,331)

Cash, beginning of period	554,856	1,679

CASH, end of period	$451,662	348

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003                                                                                                                                                Unaudited

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2. MINERAL PROPERTIES

	Michaud	Nunavik	Total

Acquisition costs
Balance, beginning of period	$25,000	-	25,000
Acquisition fees	-	16,763	16,763

Balance, end of period	25,000	16,763	41,763

Exploration costs
Balance, beginning of period	362,643	-	362,643
Third party exploration	56,868	-	56,868
Consulting	5,600	-	5,600

Balance, end of period	425,111	-	425,111

Balance, end of period	$450,111	16,763	466,874

The Mineral Properties are located in Canada in the provinces of Ontario and Quebec.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003                                                                                                                                                Unaudited

3. SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value. The issued share capital is as follows:

	March 31,			December 31,
		2003			2002
	Number		Amount	Number		Amount

Balance, beginning and end of period	8,038,616		$3,876,123	3,342,216		$2,590,605

Issued for cash	-		-	4,608,000		1,439,975
Finders' fee	-		-	83,400		25,000
Warrants exercised	-		-	5,000		1,500
Share issue costs	-		-	-		(180,957)

Balance, end of period	8,038,616		$3,876,123	8,038,616		$3,876,123

Stock options - The Company has issued stock options as follows:

As at March 31, 2003:

	Outstanding			Outstanding
Exercise	December 31,			March 31,
Price	2002	Granted	Exercised	2003	Expiry date
$0.30	740,000	-	-	740,000	June 3, 2007

Warrants - The Company has issued stock warrants as follows:

As at March 31, 2003:

	Outstanding			Outstanding
Exercise	December 31,			March 31,
Price	2002	Issued	Exercised	2003	Expiry date

$0.35	1,151,500	-	-	1,151,500	May 16, 2003
$0.30	789,933	-	-	789,933	May 16, 2003
$0.35	285,700	-	-	285,700	September 13, 2003
$0.35/$0.40	2,823,167	-	-	2,823,167	May 16, 2003/2004
$0.35/$0.40	633,333	-	-	633,333	August 8, 2003/2004
	5,683,633	-	-	5,683,633

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003                                                                                                                                                Unaudited

4. RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $22,225, from a law firm of which a director is a member. Accounts payable and accrued expenses include $12,928 due to the law firm.

The Company incurred management fees of $18,000 and equipment rental of $2,517 from a company owned by a director of the Company.

The Company incurred geologist fees of $5,600 from a company owned by a director of the Company.

5. SUBSEQUENT EVENT

On May 1, 2003, the Company issued 1,520,000 units for gross proceeds of $334,400 pursuant to its brokered private placement offering dated February 11, 2003. Each unit consists of one common share and one-half share purchase warrant. Each full warrant entitles the holder to purchase one share at $0.27 per share until November 1, 2004. Additionally, 15,000 shares and 304,000 non-transferable Agent warrants were issued which entitle the holder to purchase one share at $0.27 per share until November 1, 2004.

6. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The differences are reconciled and quantified on the Company’s annual financial statements on an annual basis. Material differences in Canadian and United States GAAP as they pertain to these financial statements are summarized below:

a)  Under Canadian GAAP, the Company has recorded its exploration and acquisition costs as an asset. Under U.S. GAAP, exploration and acquisition costs are expensed unless the property to which the costs relate has economically recoverable reserves. At this stage, the Company has not yet identified economically recoverable reserves on its property. Accordingly, under U.S. GAAP, the $466,874 in mineral property costs is to be expensed. Expensing mineral property costs would result in the following:

  Increase the net loss to $174,436

  Increase the basic loss per share to $0.022

  Decrease the Company’s assets to $473,823

  Decrease to cash flow investing activities

b)  Under Canadian GAAP, the Company has not recorded any compensation expense for stock options but has previously given certain information regarding the compensation expense. For U.S. GAAP purposes, the Company continues to record compensation expense for stock options using the intrinsic value method.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003                                                                                                                                                Unaudited

6. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (continued)

c)  The Company has raised financing in order to support on-going exploration and property development efforts. Part of the financing was done through the issuance of flow-through shares. Flow-through shares allow the Company to renounce certain exploration expenditures directly to the investor allowing the investor to claim the expenses as if they were incurred personally. Under US GAAP, proceeds from the issuance of flow-through shares are allocated between equity and the sale of a tax benefit and a corresponding liability is usually booked. The liability is reversed when the Company renounces the exploration expenditures. As of March 31, 2003, the Company has issued 1,151,500 flow-through shares and has renounced $403,025 in exploration expenditures.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ACREX VENTURES LTD.

            “T.J. Malcolm Powell”

Per:  ____________________________________
        T.J. Malcolm Powell, President

Date: May 31, 2003

CERTIFICATION

I, the undersigned, T.J. Malcolm Powell, being the President and Chief Executive Officer of ACREX VENTURES LTD., certify that the Form 20F being filed herewith fully complies with applicable U.S. disclosure requirements and that the information contained therein fairly represents, in all material respects, the financial condition and results of operations of the Issuer.

DATED at Vancouver, B.C., Canada this 31st day of May, 2003.

 “T.J. Malcolm Powell”

____________________________________
T.J.M. Powell

President and Chief Executive Officer

I, the undersigned, Carl R. Jonsson, being the Secretary and Chief Financial Officer of ACREX VENTURES LTD., certify that the Form 20-F being filed herewith fully complies with applicable U.S. disclosure requirements and that the information contained therein fairly represents, in all material respects, the financial condition and results of operations of the Issuer.

DATED at Vancouver, B.C., Canada this 31st day of May, 2003.

 “Carl R. Jonsson”

____________________________________
C.R. Jonsson

Chief Financial Officer

		Exhibit Index

Exhibit Nos.			Page
Exhibit 1	– filed with Form	Articles of the Company and Certificate of Name Change	13 & 36
20-F filed October 8, 2002		from Alliance Resources Ltd. to Acrex Ventures Ltd. dated
		February 7, 1994; Certificate of Name Change from
		Pacific Coast Funding & Resources Inc. to Alliance
		Resources Ltd.; Certificate of Name Changes from St.
		Elias Explorations Ltd. (NPL) to Cutlass Exploration Ltd.
		(NPL) to Great Hercules Resources Inc. (NPL) to Pacific
		Coast Funding & Resources Inc.

Exhibit 4(a) – filed with Form		Agreement dated September 1, 2001 between the	15
20-F filed October 8, 2002		Company and Moneta Porcupine Mines Inc. – referred to
		in Item 4

Exhibit 4(b) – filed with Form		Amendment Letter Agreement dated January 17, 2003	15
20-F filed February 20, 2003		between the Company and Moneta Porcupine Mines Ltd.

Exhibit 4(c) – filed with Form		Specimen share purchase Option Agreement – dated June	32
20-F filed October 8, 2002		3, 2002 –being between the Company and T.J. Malcolm
		Powell

Exhibit 4(d) – filed with Form		Specimen Unit Subscription Agreement – dated May 30,	15
20-F filed October 8, 2002		2002 – between the Company and its Secretary Carl R.
		Jonsson

Exhibit 10(e) – attached		Consent Letter dated June 2, 2003 from Bedford Curry &	67
		Co., Chartered Accountants

Exhibit 10(e) to 20-F Registration Statement

of Acrex Ventures Ltd. dated May 31, 2003

Bedford Curry & Co.

Chartered Accountants

#801 – 1281 West Georgia Street

Vancouver, BC, V6E 3J7

Canada

June 2, 2003

U.S. Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re : ACREX Ventures Ltd. - Form 20-F

Dear Sir/ Madame:

As Canadian Chartered Accountants, we hereby consent to the inclusion or incorporation by reference in this Form 20-F dated May 31, 2003, of our report dated February 7, 2003 to the Shareholders of Acrex Ventures Ltd. for the years ended December 31, 2002, 2001 and 2000.

Yours truly,

/s/ Bedford Curry & Co.

Bedford Curry & Co.

Chartered Accountants