Form 20-F
period 2002-12-31
ACREX VENTURES LTD
filed 2003-07-08
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

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

              Vancouver, B.C., Canada  V6C 3P1

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

            Nil

(Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the closing of the period covered by the annual report

8,038,616 voting common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

Yes      X

No

 not applicable

Indicate by check mark which financial statement item the Registrant has elected to follow

Item 17      X

Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes

No      X        not applicable

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

Definitions		5
PART	I	6
Item 1. Identity of Directors, Senior Management and Advisers		6
Item 2. Offer Statistics and Expected Timetable		6
Item 3. Key Information		6
A.	Selected financial data	6
B.	Risk factors	7
Item 4. Information on the Company		12
A.	History and development of the Company	12
B.	Business overview and description	13
C.	Plan of Operations	25
D.	Property, plants and equipment	25
Item 5. Operating and Financial Review and Prospects		25
A.	Operating results	26
B.	Liquidity and capital resources	26
C.	Research and development, patents and licences	26
D.	Trend information	27
Item 6. Directors, Senior Management and Employees		27
A.	Directors and senior management	27
B.	Compensation	29
C.	Board practices	30
D.	Employees	30
E.	Share ownership	30
Item 7. Major Shareholders and Related Party Transactions		31
A.	Major shareholders	31
B.	Related party transactions	32
Item 8. Financial Information		32
A.	Financial Statements and Other Financial Information	32
B.	Significant Changes	32
Item 9. The Offer and Listing		33
Item 10. Additional Information		33
A.	Memorandum and articles of association	33
B.	Material contracts	34
C.	Exchange controls	35
D.	Taxation	35
E.	Documents on display	36
Item 11. Quantitative and Qualitative Disclosures About Market Risk		36
Item 12. Description of Securities Other than Equity Securities		36
PART II		36
Item 13. Defaults, Dividend Arrearages and Delinquencies		36

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

PART   I

Item 1.

Identity of Directors, Senior Management and Advisers

Not required in an Annual Report

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

If the Company elects to continue its work by developing underground operations it will have to obtain additional permits.  The difficulty and cost of getting the further permits cannot be predicted or calculated until the features and location of the underground workings are determined.  The Company will likely have to post a bond to cover the costs of the eventual clean-up of the underground works – but the size of – and the cost of obtaining – the bond can also not be predicted at this date.

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

The Company has voluntarily registered its shares under the United States Securities Exchange Act of 1934 – to provide more information to United States persons who are shareholders of the Company, and to brokers, dealers or persons who might be interested in effecting secondary trades of issued Shares with additional information about the Company.

The Company has a web site at www.acrexventures.com

2.

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

The Company signed a Finder’s Fee Agreement dated October 1, 2001 with Lomali Holdings Limited and Dunrowan Management Ltd. (the “Finders”), two private arm’s-length companies, which assisted the Company in identifying the Michaud Property and negotiating the Moneta Agreement.  The Company agreed to give the Finders consideration having a value of $25,020 – by way of the issuance to them (each as to 50%) of 83,400 shares of the Company.  The shares have been issued.

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

“mafic to ultramafic volcanics” – volcanic rocks that are high in iron, calcium and magnesium;

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

Cautionary Note to U.S. Investors concerning estimates of inferred mineral resources – referred to in the following information.  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

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

Table 1 – Claims Description

Claims	# Units	Hectares	Claims	# Units	Hectares	Expiry

Patented			Staked
38502	0.75	12.14	1226673	0.25	4.05	March 31, 2004
38499	1.00	16.19	1226789	1.00	16.19	March 31, 2004
38498	0.25	4.05	1226791	1.00	16.19	March 31, 2004
38495	0.75	12.14	1235305	1.00	16.19	March 31, 2004
38491	0.25	4.05	1235308	0.25	4.05	March 31, 2004
47194	1.00	16.19	1235309	1.00	16.19	March 31, 2004
47193	1.00	16.19	1235312	0.75	12.14	March 31, 2004
47191	1.00	16.19	1235314	1.00	16.19	March 31, 2004
47192	0.75	12.14	1238680	6.00	97.14	May 31, 2004
			1243890	2.00	32.38	May 03, 2004
Leased			1243891	12.00	194.28	May 03, 2004
521393	1.00	16.19	1247523	1.00	16.19	May 03, 2004
521394	1.00	16.19	1247524	1.00	16.19	May 31, 2004
521395	1.00	16.19	1247525	2.00	32.38	May 31, 2004
521396	1.00	16.19	1240789	0.91	14.73	June 27, 2004
521398	0.25	4.05	1240790	0.75	12.14	June 27, 2004
653636	0.25	4.05	1248410	15.00	242.85	August 01, 2004
657637	1.00	16.19
653638	1.00	16.19
653639	0.75	12.14
591314	0.75	12.14
591315	0.25	4.05
521403	1.00	16.19
521404	1.00	16.19
521406	1.00	16.19
521407	1.00	16.19
521408	1.00	16.19
591305	1.00	16.19
591306	0.75	12.14
591307	0.25	4.05
591309	0.75	12.14
591310	0.25	4.05
772975	1.00	16.19
772976	0.75	12.14
767346	0.25	4.05
772744	0.25	4.05
772745	0.75	12.14
772746	1.00	16.19
772747	1.00	16.19
772748	1.00	16.19

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

The Company, in 2002, undertook an initial exploration and drilling programme on the Property.  That programme has been concluded.  The Company’s geological consultants, based on the results of the work done in 2002, have recommended additional exploration and drilling on the Property.  The Company will not be able to carry out any additional large scale programmes without raising additional funding.  In fact, if encouraging results are received and recommendations are made to place the Property into production as a commercial mining operation substantial capital costs will be required – which the Company will have to raise.  It is not possible, at this date, to forecast how much additional expenditures on exploration or development work will be recommended nor what the costs would be of putting the Property into production as a commercial mine if such should become feasible.

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

The Company’s expenditures to date having satisfied the original firm commitment to spend not less than $300,000 on the Property prior to December 31, 2002.  To maintain its rights to the Property the Company was also required to give Moneta a notice by December 31, 2002 that it would complete the expenditure of not less than $500,000 on the property by December 31, 2003.  That notice was given.  As the Company calculates that it has spent $400,000 on the property this will require the Company to spend at least an additional $100,000 by December 31, 2003.  It plans to expend at least that amount prior to December 31, 2003 – to maintain the Moneta Agreement.  The expenditure is expected to be on drilling on the Property.

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

(b)

Gregory G. Crowe is not paid for his services to the Company as a Director.  However, as he is a professional geologist he has been providing geological services and managing the Company’s programme on its property and is paid therefor at a rate of $400 per day – indirectly through his wholly owned private company 647741 B.C. Ltd.

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

Optionees Names

No. Optioned Shares

T.J. Malcolm Powell

200,000

Gregory Crowe

150,000

Arthur Troup

100,000

Frank Lang

100,000

Carl R. Jonsson

  50,000

The Company does not provide any pension, retirement or similar benefits to its Directors or Officers – nor is it accruing any liability to them with respect to any such benefits.

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

During the 3 years referred to above there was no change in the voting rights attached to the Shares – nor any other special rights or restrictions attached or changed.  All of the Shares comprising the Company’s authorized and issued capital are voting common shares, with each share carrying 1 non-cumulative vote.  All decisions with respect to the issuance of Shares and the terms thereof are by resolution of the Board of Directors of the Company.

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

3.

The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares.  As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at June 12, 2003 the Company had 234 shareholders of record of which 229 were resident outside of the United States holding between them 9,545,456 shares, and 5 were resident in the U.S.A. holding between them 28,160 shares.  The Company has enquired of the various brokers and other nominees registered as shareholders and has been advised by them that they hold a total of 90,720 shares of the Company on behalf of 7 residents of the United States.

4.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.

Related party transactions

There have not been any material related party transactions between the Company and any of the directors, officers, associates or major shareholders of the Company during the period since January 1, 2002, except:

(a)

The options which have been granted to directors or officers which are detailed above;

(b)

Effective August 8, 2002 the Company closed a Private Placement sale of 633,333 non flow-through Units, at a price of $0.30 per Unit, to provide it with proceeds of $189,999.90.  Each Unit consists of one voting Common Share in the capital of the Company and a 2-year Warrant entitling the holder to buy an additional Share of the Company during the first year at $0.35 per Share and during the second year of the term of the Warrant at $0.40 per Share.  Pursuant to the private placement the numbers of Units noted below were sold to Company Directors:

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

B.

Material contracts

The only material contract which the Company has entered into, and which is not in the ordinary course of its business within the past 2 years, is the agreement dated September 1, 2001 with Moneta, pursuant to which the Company has the right to acquire 60% interest in the Property – as described in Item 4.B.1.

C.

Exchange controls

There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

D.

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

E.

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

BEDFORD CURRY & CO.

February 7, 2003

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

BEDFORD CURRY & CO.

February 7, 2003

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

ACREX Ventures Ltd.

STATEMENTS OF CASH FLOWS

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

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires ma nagement to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reporting period. Actual results could differ from those estimates.

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

(c) - On June 13, 2002, the Company issued 5,000 shares for proceeds $1,500 pursuant to the exercise of wa rrants.

Escrow shares - A total of 962,561 shares (2001: Nil) are held in escrow being released semi-annually on a pro-rata basis with the final release on May 21, 2005.

Stock options - The Company has issued stock options as follows:

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

5. COMMITMENT

The Company is committed to spending flow-through share proceeds on exploration and development activities and to renouncing $403,025 of eligible Canadian Explo ration Expenditures to the eligible shareholders by December 31, 2003 with an effective renunciation date of December 31, 2002.

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

Additionally, the Company has renounced to its flow-through shareholders the benefits of $403,025 of Canadian exploration expenditures as defined in s ubsection 66(15) of the Canadian Income Tax Act.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

Expressed in Canadian dollars

7.	INCOME TAXES (continued)

		2002	2001	2000

Income taxes based on a combined basic federal
and provincial income tax rate
	of 39.6% (2001 44.6%,2000 45.6%)	$(95,211)	$(41,142)	$(34,896)
Decrease in taxes resulting from:
Losses for which an income tax
	benefit has not been recognized	95,211	41,142	25,301
	Other	-	(451)	-

Income tax expense recovery		$-	$(451)	$(9,595)

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

Accounti ng for the impairment or disposal of long lived assets - In August 2001, the FASB issued SFAS No. 144 "Accounting for the impairment or disposal of long lived assets", which retains, in general, the requirements of SFAS No. 144 and addresses significant implementation issues. The provisions of SFAS No. 144 are effect for financial statements issued for fiscal years beginning after December 15, 2001 and generally, are to be applied prospectively. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

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

STATEMENTS OF EARNINGS AND DEFICIT

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

ACREX Ventures Ltd.

BALANCE SHEETS

Unaudited

Expressed in Canadian dollars

	March 31,	December 31,
	2003	2002

ASSETS
Current
Cash	$451,662	554,856
Accounts receivable	14,661	30,014

	466,323	584,870

Mineral properties [Note 2]	466,874	387,643
Deferred share is sue costs	7,500	-

	$940,697	972,513

LIABILITIES
Current
Accounts payable	$78,843	15,454

SHAREHOLDERS' EQUITY
Share capital [Note 3]	3,876,123	3,876,123
Deficit	(3,014,269)	(2,919,064)

	861,854	957,059

	$940,697	972,513

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

58

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003

Unaudited

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2003

Unaudited

4. RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $22,225, from a law firm of which a director is a member. Accounts payable and accrued expenses include $12,928 dueto the law firm.

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

    (“GAAP”) continued

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

____________________________________

T.J. Malcolm Powell, President

Date:   June 25, 2003

CERTIFICATION

I, the undersigned, T.J. Malcolm Powell, being the President and Chief Executive Officer of ACREX VENTURES LTD., certify that the Form 20F being filed herewith fully complies with applicable U.S. disclosure requirements and that the information contained therein fairly represents, in all material respects, the financial condition and results of operations of the Issuer.

DATED at Vancouver, B.C., Canada this 25th day of June, 2003.

 "T.J. Malcolm Powell"

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

DATED at Vancouver, B.C., Canada this 25th day of June, 2003.

 "Carl R. Jonsson"

T.J.M. Powell

President and Chief Executive Officer

Exhibit Index

Exhibit Nos.		Page
Exhibit 1 – filed with Form 20-F filed October 8, 2002

Articles of the Company and Certificate of Name Change from Alliance Resources Ltd. to Acrex Ventures Ltd. dated February 7, 1994;  Certificate of Name Change from Pacific Coast Funding & Resources Inc. to Alliance Resources Ltd.;  Certificate of Name Changes from St. Elias Explorations Ltd. (NPL) to Cutlass Exploration Ltd. (NPL) to Great Hercules Resources Inc. (NPL) to Pacific Coast Funding & Resources Inc.

		13 & 33
Exhibit 4(a) – filed with Form 20-F filed October 8, 2002	Agreement dated September 1, 2001 between the Company and Moneta Porcupine Mines Inc. – referred to in Item 4	14
Exhibit 4(b) – filed with Form 20-F filed February 20, 2003	Amendment Letter Agreement dated January 17, 2003 between the Company and Moneta Porcupine Mines Ltd.	14
Exhibit 4(d) – filed with Form 20-F filed October 8, 2002	Specimen Unit Subscription Agreement – dated May 30, 2002 – between the Company and its Secretary Carl R. Jonsson	15