Form 20-F
period 2003-12-31
ACREX VENTURES LTD
filed 2004-06-25
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT

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

Yes

No

x

 not applicable

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

TABLE OF CONTENTS

Definitions		5
PART	I	5
Item 1. Identity of Directors, Senior Management and Advisers		5
Item 2. Offer Statistics and Expected Timetable		5
Item 3. Key Information		5
A.	Selected financial data	5
B.	Capitalization and indebtedness	7
C.	Reasons for the offer and use of proceeds	7
D.	Risk factors	7
Item 4. Information on the Company		13
A.	History and development of the Company	13
B.	Business overview and description	16
C.	Plan of Operations	25
D.	Property, plants and equipment	25
Item 5. Operating and Financial Review and Prospects		25
A.	Operating results	25
B.	Liquidity and capital resources	26
D.	Research and development, patents and licences	27
E.	Trend information	27
Item 6. Directors, Senior Management and Employees		27
A.	Directors and senior management	27
B.	Compensation	30
C.	Board practices	31
D.	Employees	31
E.	Share ownership	32
Item 7. Major Shareholders and Related Party Transactions		32
A.	Major shareholders	32
B.	Related party transactions	33
Item 8. Financial Information		33
A.	Financial Statements and Other Financial Information	33
B.	Significant Changes	33
Item 9. The Offer and Listing		34
Item 10. Additional Information		35
A.	Share capital	35
B.	Memorandum and articles of association	36
C.	Material contracts	37
D.	Exchange controls	37
E.	Taxation	37
F.	Dividends and paying agents	39
G.	Statements by Experts	39
H.	Documents on display	39

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	39
Item 12.	Description of Securities Other than Equity Securities	39
PART II		39
Item 13.	Defaults, Dividend Arrears and Delinquencies	39
Item 14.	Material Modifications to the Rights of Security Holders and Use of	40
Proceeds
Item 15.	Controls and Procedures	40
Item 16A.	Audit Committee financial expert	40
Item 16B.	Code of Ethics	40
Item 16C.	Principal Accountant Fees and Services	40
Item 16D.	Exemptions from the Listing Standards for Audit Committees	41
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	41
PART III		41
Item 17.	Financial Statements	41
Item 18.	Financial Statements and Exhibits	41
Statements of Earnings and Deficit - Expressed in Canadian dollars		44
Balance Sheets - Expressed in Canadian dollars		45
Statements of Stockholders' Equity - Expressed in Canadian dollars		46
Audited Financial Statements - December 31, 2003		42
SIGNATURE		61
Exhibit Index		62

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

Not applicable for Annual Report – see Item 6A.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.  The Company is not making, or proposing to make, an offering of its securities.

Item 3.

Key Information

A.

Selected financial data

The following information is provided as of the various dates specified.  The Company’s fiscal year-end is December 31.

	3 months to Mar. 31/2004 (unaudited) $	Year ended Dec. 31 2003 $	Year ended Dec. 31/2002 $	3 months to March 31/2003 (unaudited) $	Year ended Dec. 31/2001 $	Year ended Dec. 31/2000 $	Year ended Dec. 31/1999 $
Net sales/operating revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss) from operations (before extraordinary items)	(106,226)	(453,279)	(236,855)	(95,205)	(92,248)	(76,257)	(21,023)
Net income (loss)	(106,226)	(453,279)	(236,855)	(95,205)	(92,248)	(76,527)	105,652
Net income (loss) from operations per share	(0.01)	(0.05)	(0.04)	(0.012)	(0.029)	(0.022)	0.031
Total assets	1,715,122	1,717,723	972,513	940,697	24,538	22,598	98,261
Net shareholder’s equity	1,512,514	1,618,740	957,059	861,854	(91,604)	197	(7,871)
Capital Stock	4,879,083	4,879,083	3,876,123	4,879,343	2,590,605	2,515,609	2,515,609
Dividends declared per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	3,478,569	3,372,343	2,919,064	3,014,269	2,682,209	2,590,412	2,523,480
No. of shares issued	13,167,616	13,167,616	8,038,616	8,038,616	3,342,216	3,056,516	3,056,516

The financial statements of the Company are denominated in Canadian currency and the above data is provided in Canadian currency.

The history of Canada-United States exchange rates are presented on the basis of the amount of Canadian funds required to purchase $1.00 (U.S.).  The rates of exchange used are the noon buying rate in the City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York.  The following data is provided for the years 1999-2003 on an annual basis – and for the period comprising the months of January - March, 2004 on a monthly basis:

	2003	2002	2001	2000	1999
Rate at period end	1.2923	1.58	1.5775	1.4995	1.4722
High rate during each period	1.575	1.5997	1.5955	1.4341	1.5194
Low rate during each period	1.2923	1.5318	1.4991	1.5593	1.4611
Average rate for each period	1.4012	1.5704	1.5490	1.4854	1.4857

2004	January	February	March
Hi	1.334	1.3442	1.348
Low	1.269	1.3108	1.308

The rate on March 31, 2004 was 1.31.

B.

Capitalization and indebtedness

Omitted – not required for Annual Report

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

(a)

Mineral exploration is a highly risky and speculative business

The Property is in the exploration stage and is without a known body of – or reserves of -commercial ore.  Development of the Property will only proceed upon obtaining satisfactory exploration results.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that even if a body of commercial ore is discovered on the Property, a mine will be brought into commercial production.  The feasibility of developing a mineral deposit once discovered is dependent on a number factors, including the particular attributes of the deposit, such as size, grate and proximity to infrastructure, metal prices and government regulations.

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programmes, which may be affected by a number of factors which are beyond the control of the Company.

(b)

The Property contains no economically mineable mineral reserves

The Property contains no economically mineable mineral reserves.  The probability of an individual prospect ever being found to contain commercially mineable reserves of ore is extremely remote.  It should therefore be considered that it is probable that the Property does not contain commercially mineable ore reserves and that the funds spent on exploration of the Property will likely be lost.

(c)

Mineral exploration involves many operating hazards and risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The operations which the Company proposes to undertake will be subject to all the hazards and risks normally incidental to exploration - which could result in work stoppages and damage to persons or property or the environment  and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programmes.  Although the Company will, when appropriate, secure additional liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

(d)

The economics of exploring and developing mineral properties is uncertain and unpredictable due to many factors that can vary

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

(e)

All phases of the Company’s work on its properties will be subject to environmental and other Government regulation

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

The exploration programmes carried on by the Company on the Property in 2002 and 2003 – and to be carried on in 2004 – do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements.  It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

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

(f)

Activities by the Company beyond mid-2004 will require the raising of additional financing which the Company may not be able to raise

The Company does not currently have sufficient financial resources to undertake by itself all of its planned exploration programmes on the property beyond June 30, 2004.  The exploration of the Property beyond June 30, 2004 will therefore depend on the Company’s ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will become available to allow the Company to fulfill its obligations on the Property.   If the Company’s exploration programmes are successful, additional financing will be required to develop the Property and to place it into commercial production.  The ongoing exploration of the Company’s Property is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company’s interest in the Property.

(g)

Fluctuations in metal prices may have an adverse effect on the Company’s ability to raise more funding and on the trading price of the Company’s stock and future mineral prices may not support corporate profits

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of gold and base metals or interests related thereto.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company’s operations cannot be accurately predicted.

(h)

The Company and other parties the Company may deal with are subject to industry competition

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

(i)

Existing and future Governmental regulations may limit the Company’s activities or make them economically unattractive

Exploration of the Property will be affected to varying degrees by:  (i) government regulations relating to such matters as environmental protection, health, safety and labour;  (ii) mining law;  (iii) restrictions on production;  price controls;  tax increases;  (iv) maintenance of claims;  (v) tenure;  and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

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

(j)

The Company has no guarantee of clear title to its mineral claims – and they may be subject to aboriginal claims

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

The Company’s mining claims have not been surveyed and accordingly the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of lands comprising the claims may be in doubt.

(k)

Management of the Company may be inadequate to support expanded future efforts by the Company

The Company does not have any employees and its affairs are managed by its officers with assistance of the small number of non-executive directors.  Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled personnel.  The Company does not have employment contracts with its officers – nor does it maintain key-man life insurance on them.  If Company efforts are expanded, it will have to engage additional support for Management.

(l)

Dilution of existing shareholders will occur if the Company does additional equity financing at prices lower than current trading prices

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

(m)

Conflicts of Interest potentially exist as a result of Company’s Directors serving as directors or officers of other mineral exploration companies

There are no existing material conflicts of interest between the Company and any of its directors or officers.  However, all of the directors and officers of the Company (except Mr. Powell) are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration.  To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions.  Conflicts of interest affecting the directors and officers of the Company will be governed by the Company Act (British Columbia) and other applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

(n)

Difficulties will exist for U.S. Investors to effect process of service against the Company to enforce the civil liabilities of the Company

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

(i)

Service in Canada can be done by serving the required documentation on the Company’s registered office address.  To effect service on directors or officers would require personal service on the individuals to be served; provided that in case an individual director or officer appears to be avoiding service an Order might be obtained from the Supreme Court of British Columbia providing for some appropriate alternative form of service;

(ii)

As a practical matter, investors resident in the United States would not be able to enforce judgments obtained in United States courts based on the civil liability provisions of the U.S. Federal Securities laws so long as neither the Company nor its directors or officers have any presence in – or assets in – the United States.

(iii)

Investors resident in the United States who obtain United States judgments based on the civil liability provisions of the US Federal Securities laws can enforce those judgments against the Company or its directors or officers in the jurisdiction in which they reside – presently British Columbia, Canada – by registering the judgment with the Supreme Court of British Columbia.

(iv)

A United States investor can bring an original action against the Company or its directors or officers in the Supreme Court of British Columbia, in Canada, to enforce liabilities against the Company or its directors or officers based on the civil liability provisions of the U.S. Federal Securities laws.  In this instance, investors might be required to prove again the validity of their claims, and may not be able to rely solely on the holding of a United States judgment.

(v)

In either of the instances described in sub-clauses (iii) or (iv) the Company or directors or officers named in the process will be entitled to dispute the process pursuant to their normal rights to dispute any process brought against them.

(vi)

To bring action to enforce a U.S. judgment or to commence an original action in Canada would require the engagement of Canadian legal counsel and the incurring of the costs of doing so.

(o)

History of volatility of the common stock share prices

In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource companies, particularly those considered speculative exploration companies, have experienced wide fluctuations in price.  The trading market for mineral exploration companies is characteristically volatile, with wide fluctuation of price and volume only in part related to progress of exploration.  There can be no assurance that continued fluctuations in the Company’s share price and volume will not occur.

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

The only principal capital expenditure by the Company since January 1, 2001  is the $882,473 spent on the optioned Michaud Property to March 31, 2004.  The Company has had no divestitures during that period.

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

The Company has a web site at www.acrexventures.com.

3.

Funding by public offering

The Company issued a Prospectus to offer its securities in the Provinces of British Columbia, Alberta and Ontario, Canada, dated February 20, 2002.  The offering was closed May 16, 2002.  Pursuant to the offering the Company sold 2,823,167 non flow-through units at $0.30 per Unit, and 1,151,500 flow-through Units at $0.35 per Unit – providing the Company with gross proceeds of $1,249,975.10.  Each non flow-through Unit consists of one share of the Company and one warrant entitling the purchase of one additional share of the Company exercisable until May 16, 2003 at $0.35 per share and, thereafter, until May 19, 2004, at $0.40 per share.  The flow-through Units consist of one share of the Company and a warrant entitling the purchase of one additional share of the Company exercisable until May 16, 2004 at $0.40 per share.   Shares be issued on the exercise of Warrants will be non flow-through shares.

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

The Company sold 1,151,500 flow-through Units at $0.35 per Unit – and received proceeds from those sales of $403,025.  To satisfy the flow-through provisions of the Canadian taxation laws the Company was obliged to expend not less than the $403,025 received from the sale of the flow-through Units by February 28, 2003.  As the Company had expended in excess of that amount on exploration of the Property prior to February 28, 2003 the Company was in full compliance with the requirements of the applicable Canadian taxation laws.

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

5.

2003 Private Placement Funding

(i)

Phase 1

The Company, in February, 2003, initiated attempts to sell, by private placement, in Canada, 5,000,000 Units at a price of $0.22 per Unit.  It engaged a licensed Canadian stock brokerage firm to act as its agent (“Agent”) to sell the Units on a best efforts basis.  Effective April 29, 2003 the Company completed the closing of the sale of 1,520,000 Units for which it received proceeds of $334,400.

Each Unit consisted of one voting common share of the Company and one-half of a warrant entitling the purchase of an additional share of the Company, exercisable at $0.27 per share on or before October 29, 2004.   The Company, in consideration of the assistance provided to it by the Agent, issued the Agent 15,000 voting common shares of the Company, 304,000 warrants entitling the Agent to purchase up to 304,000 shares in the capital of the Company on or before October 29, 2004 at $0.27 per share, and paid in fees and commissions $35,096.

(ii)

Phase 2

The Company and the Agent completed the placement and on October 9, 2003 the Company issued 3,474,000 units for proceeds of $766,980.  The 3,474,000 units included 3,384,000 non flow-through units sold at $0.22 per unit and 90,000 flow-through units sold at $0.25 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant entitles the holder to acquire an additional non flow-through common share at a price of $0.28 until April 30, 2005.  The Agent was paid a commission of $69,028 and an administration fee of $5,000, and was issued 20,000 shares and 694,800 Agent’s Warrants.  The Agent’s Warrants have the same terms as the warrants issued to the placees.

None of the warrants issued in the above fundings have been exercised.  No flow-through shares or units were sold to any United States persons.

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

(a)

expending not less than $500,000 on work on the Property by May 15, 2004 – of which $429,633 has been spent;

(b)

completing additional work so that the Company will have spent at least $1,000,000 in work on the Property  by May 15, 2004;

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

May 15, 2009

-

$250,000

The Agreement also provides that as to the remaining westerly portion of the Property:

(a)

the Company will earn a 50% interest in such portion if $1,000,000 has been spent on the Property by May 15, 2004 or during such extended period as the Company may reasonably require to complete such expenditure;

(b)

the Company can earn an additional 20% in such portion by spending a total of $2,750,000 on the Property by May 15, 2007.

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

“km” – kilometer – approximately .62 mile;

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

(b)

Property

The Property is located in Michaud Township, Ontario approximately 100 kilometres east of Timmins and 30 kilometres west of the Ontario - Quebec border.  It is situated within the National Topographic System ("NTS") block 42A/9 and lies within the Larder Lake Mining Division.  It consists of 76.91 claim equivalents constituting 1,244.97 hectares detailed in (see Table 1 – Claims Description).

The Property is not subject to any known royalties, encumbrances or claims, nor is it subject to any known environmental liabilities.

(i)

2002 Exploration programme

The Company initiated exploration of the Property in June, 2002.  Initially the Company conducted small geophysical programmes on portions of the Property to improve its geological knowledge of the Property and to assist in establishing potential drillsites on those portions.  The Company then initiated a drilling programme, based on existing data.  The drill programme consisted of 9 holes averaging depths of up to 300 meters sub-surface (approximately 950 feet) – for a total of 3,038.5 meters (9,969 feet) - at a cost to the Company of approximately $400,000.  The 9-hole programme was completed and assay results received.  The following is a summary description of the work done in  2002 and the results of that work:

Diamond drilling has outlined significant gold values in association with the two newly interpreted mineralized horizons in the “55” area.  The “55” area is located approximately 1.8 km west of the Southwest Zone.  These two mineralized horizons can be traced continuously through five holes drilled in 1996 – 97 by Barrick Gold Corporation (“Barrick”), a former optionee of the Property and, now, two Company drill holes, covering a strike extent in excess of 350 metres.  The most significant drill intercepts include:  Barrick’s 1997 drill hole 97-195 returned 10.08 g/t gold over 4.6m (0.294 oz/t over 15.1 ft.); including a 1.1m interval averaging 24.65 g/t (3.6 ft. averaging 0.719 oz/t), a 0.6m interval averaging 9.32 g/t (2.0 ft. averaging 0.272 oz/t) and a 0.5m interval averaging 19.23 g/t (1.6 ft. averaging 0.561 oz/t) gold.  An altered and mineralized interval in Acrex’s hole MA-02-006 averaged 7.5 g/t gold over 6.5m (0.219 oz/t over 21.3 ft.), within a wider 12m interval averaging 4.81 g/t gold (39.4 ft. interval averaging 0.140 oz/t gold).  These mineralized horizons remain open along strike in both directions and to depth.

In the area of the Southwest Zone inferred resource, Barrick had interpreted gold mineralization to be associated with altered metasediments along the southern contact of a Banded Iron Formation (BIF). The Southwest Zone itself was interpreted to be offset southwards, along two northerly trending faults, relative to the nearby South and “04” mineralized zones.  Thus, a large block of ground between the South and “04” zones and to the north of the Southwest Zone was never explored by Barrick.  A reinterpretation of the historic data by Gregory Crowe, V.P. Exploration and Director of the Company, confirmed a disruption of the magnetic signature in this area.  However, the IP chargeability anomaly continues through this untested block of ground between the South and “04” zones.  The Company completed two geological holes in this area and intersected altered and mineralized metasediments in both holes.  The most significant intercept was in hole MA-02-09 which averaged 5.97 g/t over 2.0m (0.17 oz/t over 6.6 ft.), including 0.5m of 20.62 g/t (1.6 ft. of 0.60 oz/t).  Additionally, Moneta, in 2002, reported gold mineralization in association with altered metasediments to the northeast of the Southwest Zone.  This area was previously interpreted to be underlain by mafic and ultramafic volcanics.  This implies that the area to the north and east of the Southwest area of the Property is also highly prospective for gold mineralization.

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

A highly prospective, reconnaissance exploration target was identified 2.5 km to the west of the “55” area.  This target lies at the interpreted intersection of a north-south structure as identified from the magnetic map and the easterly trending BIF. The target area is associated with a strong magnetic low.

 (ii)

2003/04 exploration programme – and conclusions and recommendations

 The 2003-2004 drilling programme of 11 diamond drill holes, totaling 3,806.6 meters, tested the Iron Formation-meta-sediment stratigraphic interval of the 55 Zone and the Western Zone.  This interval is highly prospective for gold mineralization within Timiskaming clastic strata, over a strike length of about 2.5 kilometers throughout the central part of the Property.  Prior exploration has outlined a number of gold mineralized zones within this meta-greywacke sequence including the easternmost South Zone, the Southwest Zone, 04 Zone, 04 Extension Zone, and 55 Zone and the newly discovered Western Zone.

This favourable prospective stratigraphic interval for potential gold mineralization within the iron formation/meta greywacke sequence extends over 9 kilometers throughout the Property and beyond its eastern and western boundaries.  The 2003-2004 drilling, especially on the Western Zone, suggests that gold mineralization likely extends westerly from the Western Zone to the western boundary of the Acrex claims.

The 2003-2004 drilling programme, augmented by structural studies and geophysical surveys, drill tested portions of the 55 Zone over about 400 meter strike length and delineated a new discovery, the Western Zone, over a strike length of about 400 meters.  Two holes were drilled into the previously established 55 Zone, holds MA-03-10 and MA-03-11.  Nine holes were drilled on geophysical targets to establish the Western Zone, holes MA-03-12 to MA-04-20.  The lateral extent of gold-mineralized Timiskaming sediments in both the 55 Zone and the Western Zone equals that of the extensively drilled Southwest Zone.

The 55 Zone has now been delineated by seven historic holes and two recent infill holes drilled by the Company in 2003.  Hole MA-03-10 cored fractured and carbonatized greywackes at 311.8 meters returning 4.28 meters of 4.37 g/t Au, including 21.73 g/t Au over 0.7 meters.  A shallower quartz-carbonate vein of 0.43 meters at 229.8 meters gave 8.40 g/t Au.  These mineralized intervals can be traced continuously through five 1996-7 Barrick holes and also through the two holes drilled in the 2002 programme.  The strike lengths of the zones extend over more than 350 meters and they are open to the east and to the west.  Hole MA-02-06 averaged 7.5 g/t Au over 6.5 meters within a wider interval of 4.81 g/t Au over 12m thus indicating a westward extension of the mineralization.  This mineralization was encountered in hold MA-03-11 at 281.6 meters over 4.4 meters that averaged 2.31 g/t Au and lies 60 meters west of hole MA-02-06.  The gold bearing horizons are open along strike and depth and are defined by a linear IP chargeability high that will require further drill testing.

The Western Zone has now been delineated by nine drill holes MA-03-12 to MA-04-20 over a strike length of about 400 meters.  Two mineralized horizons, present in holes MA-04-17, MA-04-15 and MA-04-14, appear to coalesce easterly into one gold-bearing interval at MA-04-13 and MA-04-16.  Gold mineralization is present in altered greywackes over widths ranging from 0.9 meters to 2.4 meters with grades ranging from 3.8 g/t Au to 10.59 g/t Au.  Several oblique flat-dipping holes are being drilled across the mineralization to elucidate the geometry of the folder mineralized sediments.

The results of the drilling indicate that the geometry of mineralized zones and distribution and orientation of vein patterns are difficult to discern from surface drill holes and therefore an underground programme of exploration should be considered to evaluate the resource potential of mineralized zones such as the Southwest Zone, in particular.

The drilling results also show that gold mineralization is widespread and appears ubiquitously present in altered greywackes adjacent to the Destor Porcupine Fault Zone wherever these metasediments have been transected by drill holes.  Thus, the 2.8 kilometer interval west of the Western Zone up to the western boundary of the Property, designated as the “891 Area”, is considered highly prospective of gold mineralization in Timiskaming strata.

Also, the area of ultramafics that lies immediately north of the South Destor Porcupine Fault Zone along this same 2.8 km interval, may be prospective for gold mineralization – particularly in proximity to the syenite intrusives.

The Company’s geological consultants have recommended that the Property be further tested as follows:

(a)

Drill testing of the 2.8 kilometer strike of the 891 Area on the westernmost portion of the Michaud Gold Property is recommended to explore for gold-bearing horizons in this belt of prospective Timiskaming strata.

(b)

Drill testing of the ultramafic rocks, just north of the Timiskaming sediments, and in proximity to the syente bodies is recommended to test for gold mineralization.

(c)

The 891 Area should be surveyed by magnetometer and induced polarization methods to select favourable target areas prior to drilling.

(d)

Further drilling should be carried out in the 55 Zone to elucidate the geometry of the gold-bearing structures in this area and to expand the mineralized intervals to the west, the east and to depth.

(e)

Several holes should be drilled along the Western Zone to discern the geometry of the gold-bearing structures and vein patterns.

A total of 14,000 meters of drilling has been recommended.

It has been recommended that $2,001,000.00 be allocated for this programme for the following:

Technical – Geological Support

$   80,000.00

Drilling NQ, 14,000 m @ $100 per meter

1,400,000.00

Geophysical surveys, IP, magnetometer (40 km)

   100,000.00

Analytical Costs

     60,000.00

Computer Modeling

     40,000.00

Data Compilation and Reporting

     60,000.00

Contingencies @ 15%

   260,000.00

TOTAL:

          $2,000,000.00

(c)

Permitting

Moneta – and the Company - foresee no permitting obstacles for summer and  winter drilling and other programmes.  Moneta has carried out drilling programs in the past and monitored the drilling of other operators throughout this area from 1987 to 2001 – and the Company has encountered no difficulties in carrying out its drilling and exploration programmes.  Permits from the Fisheries and Forestry Departments are required if an area of greater than 2500 metres is necessary for stripping. A potential river crossing requires a permit from the Fisheries Department. Normal drill roads, such as those used in the past and such as those envisioned for future drilling require no permits.

Table 1 – Claims Description

Claims	# Units	Hectares	Claims	# Units	Hectares	Expiry
Leased
			Staked
521393	1.00	16.19
521394	1.00	16.19	1226673	0.25	4.05	March 31, 2005
521395	1.00	16.19	1226789	1.00	16.19	March 31, 2005
521396	1.00	16.19	1226791	1.00	16.19	March 31, 2005
521398	0.25	4.05	1235305	1.00	16.19	March 31, 2005
653636	0.25	4.05	1235308	0.25	4.05	March 31, 2005
657637	1.00	16.19	1235309	1.00	16.19	March 31, 2005
653638	1.00	16.19	1235312	0.75	12.14	March 31, 2005
653639	0.75	12.14	1235314	1.00	16.19	March 31, 2005
591314	0.75	12.14	1238680	6.00	97.14	May 31, 2005

591315	0.25	4.05	1243890	2.00	32.38	May 03, 2005
521403	1.00	16.19	1243891	12.00	194.28	May 03, 2005
521404	1.00	16.19	1243892	1.00	16.19	May 03, 2005
521406	1.00	16.19	1247523	1.00	16.19	May 03, 2005
521407	1.00	16.19	1247524	1.00	16.19	May 31, 2005
521408	1.00	16.19	1247525	2.00	32.38	May 31, 2005
591305	1.00	16.19	1240789	0.91	14.73	June 27, 2005
591306	0.75	12.14	1240790	0.75	12.14	June 27, 2005
591307	0.25	4.05	1248410	15.00	242.85	August 01, 2005
591309	0.75	12.14
591310	0.25	4.05
772975	1.00	16.19
772976	0.75	12.14	Patented
767346	0.25	4.05
772744	0.25	4.05	38502	0.75	12.14
772745	0.75	12.14	38499	1.00	16.19
772746	1.00	16.19	38498	0.25	4.05
772747	1.00	16.19	38495	0.75	12.14
772748	1.00	16.19	38491	0.25	4.05
			47194	1.00	16.19
			47193	1.00	16.19
			47191	1.00	16.19
			47192	0.75	12.14

(d)

Property – comments re geology and history

The Property is located in Michaud Township, Northern Ontario, Canada approximately 100 km east of Timmins, Ontario and 30 km west of the Quebec – Ontario Provincial border.

Infrastructure near the Property is good, with the east-west paved Highway 101 passing within 3.5 km of the northeastern portion of the claims.  The mineralized areas on the property are accessible by a series of two-wheel and four-wheel drive dirt logging and drill roads.  There is public road access to and over the Property.  Water is abundant and a high-tension hydro line follows Highway 101 to the north of the claims.

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

In 1994 the Property was optioned to Lac North America Ltd. (a subsidiary of Barrick Gold Corp.).  Several phases of drilling were completed by Barrick from 1994 to 1996.  Initial metallurgical tests of core samples indicated that gold recoveries to 95% were possible and that the free gold and minor low-sulphide ore could be readily treated at the nearby Barrick Holt-McDermott mill.

Regionally, the Property is underlain by Achaean aged mafic to ultramafic volcanics to the north, in fault contact along the Destor-Porcupine Fault with Temiskaming Group clastic metasediments to the south.  Gold mineralization on the Property is primarily associated with these clastic metasediments along the southern boundary of a banded iron formation marginal to the Destor-Porcupine Fault.

Mineralization in the Southwest area has been documented to a depth of at least 1000m with intercepts of 6.0 g/t over 8.5m occurring within a wider interval of 68m averaging 2.1 g/t gold.  These intercepts highlight the relatively untested depth extensions to the mineralized system, comparable to the current levels of and associated grades being extracted from the nearby Holt-McDermott and Holloway mines.  The bulk of Barrack’s 1996 drilling was to depths shallower than 1000 meters, suggesting the system could host additional mineralization at lower depths.

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

In the 1996 drilling program a total of 877 core samples representing 902 metres were assayed for gold.  The samples were first fire assayed using the fire assay-atomic absorption technique with a detection limit of 5 ppb.  Any sample with a value greater than 500 ppb was automatically re-assayed using standard gravimetric fire assay technique.  Some 196 samples were checked at a second independent assay laboratory.

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

Samples were taken from altered or veined intervals within and marginal to the iron formation (“IF”).  The IF and conglomerates within the clastic assemblage are the only distinguishable marker lithologies.  The IF exhibits good lateral and vertical continuity.  Thus, the IF horizon was used as a starting marker to identify upcoming mineralised zones.  The IF is 10 to 100 meters thick and dips approximately 70o south to sub-vertical.  Seven zones of mineralization, consisting of 2 to 3 lenses each, were identified to lie within the clastics located to the south of the IF.  These drilled and sampled intervals all occur within a 1 kilometre strike length and a 250 meters wide envelope.

(f)

Security of Samples and Data Verification

The security measures undertaken by previous operators were not detailed in their written reports.  However, both Lac and Barrick would have followed professional guidelines outlined by major company policy in regards to the collecting, analyses and security of samples.

Data available to the Company’s geological consultants was accessed and examined at Moneta’s offices, at a secure core storage facility near Timmins and on the Property itself.  Documentation of this work shows that it was carried out to a good standard of competency and completion.  Paper records such as assay sheets and drill logs, geophysical sections, maps and cross sections are properly archived at Moneta’s offices and readily available for inspection. Drill core is well and securely stored in an orderly way and assayed sections of core have been halved by diamond saw and appropriately marked by tags in the boxes.  It is easy to refer to a drilled and assayed intercept in a report or cross section and view the same core interval in the box at the storage site.

There appears to be no reason to doubt the accuracy or veracity of the considerable amount of geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams. Because of the professional nature of the previous work, the Company’s geological consultants have not felt it necessary to collect split-cored samples of mineralised intervals for re-assaying purposes.

The Company and its consultants maintain security with respect to diamond drill core recovered and samples taken, and with respect to all data that is assembled.

(g)

Planned Exploration

The Company plans on the continued exploration and evaluation of the Property.  The Company has, since January 1, 2003, completed testing on the Property – and received the results and recommendations described earlier on this document.  It proposes to initiate the recommended work before the end of 2004 – but no specific schedules have yet been established.  The extent of the work will depend on the availability of funds and the type of drilling which the Company decides to do.  At March 31, 2004 the Company has working capital on hand of approximately $625,000 (Cdn.).

The Company will spend at least a further $117,527 on the Property in 2004 to satisfy a condition of maintaining the Moneta Agreement in existence and to earn a 50% joint venture interest in a portion of the Property.

4.

General

The expenditures on the Property to March 31, 2004 were $882,473.  They do not involve any divestitures and are not to be considered for principal capital expenditures – although, by making the expenditures, the Company is potentially earning an interest in the Property.

The Company, during the period between June 2002 and February 2004 has tested the Property.  The Company’s geological consultants, based on the results received from the testing, have recommended additional exploration and drilling on the Property.  The Company will not be able to carry out any additional large scale programmes without raising additional funding.  In fact, if encouraging results are received and recommendations are made to place the Property into production as a commercial mining operation substantial capital costs will be required – which the Company will have to raise.  It is not possible, at this date, to forecast how much additional expenditures on exploration or development work – if any - will be recommended nor what the costs would be of putting the Property into production as a commercial mine if such should become feasible.

The Company does not have any employees – other than its President, T.J. Malcolm Powell, who is engaged under a service contract on a part-time basis.  All other efforts on behalf of the Company are done by consultants and contractors – or by directors and officers.  The Company does not anticipate engaging any employees in the foreseeable future.

The Company does not have any subsidiaries.

C.

Plan of Operations

The Company, under the guidance of its Directors Gregory Crowe P.Geo. and Arthur Troup, P.Eng., and geological consultants it engages from time to time, will continue with the exploration work on the Property which has been recommended – all of which will be done by contractors.  As results from the various work programmes and drilling are received there will be ongoing analysis of those results and the proposed work programmes will be adjusted from time to time based on the results received, the interpretation of those results and the funds then available.  Reference is also made to 3(g) above with respect to the Company’s plans to conduct drilling on the Property in 2004 – the details and estimated costs of which have not yet been settled.

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

B.

Liquidity and capital resources

Because of the “start-up” status of both the Company it does not have liquidity, either short or long term.  It does not have any material unused sources of liquidity.  The Company does not have sufficient working capital to carry forth any work on the Property other than the programmes which are expected to be done in 2004.

The Company had working capital as of March 31, 2004 of $625,089.  The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the $882,473 which has been spent exploring the Property.

The Company does not have any material commitments for capital expenditures.  The Company does not have any debt instruments outstanding.  The Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company’s expenditures to date have satisfied the various conditions necessary to maintain the Company’s option agreement with respect to the Property.  At the date of this document the Company plans to do not less than the additional $117,527 of work on the Property necessary to earn a 50% joint venture interest in the Property – and it has the funds on hand to pay for that work.

The Company’s Auditors have, in note 1 to the Audited December 31, 2003 Financial Statements included in this statement, pointed out that the Company’s ability to continue its operations and to realize its assets at their full carrying values is dependent upon obtaining additional financing and generating revenue sufficient to cover its ongoing operating costs.

C.

Contractual Obligations

(a)

To expend, during 2004, pursuant to the Moneta Agreement, $117,527, on exploration (primarily diamond drilling) on the Property – to bring the Company’s total expenditures on exploration of the Property to not less than $1,000,000;

(b)

To pay the Company’s President, T.J.M. Powell, $9,000 per month for his management services to the Company – pursuant to an unwritten agreement;

(c)

To pay for auditing, accounting, legal, geological or other services rendered to the Company – and for all office costs – pursuant to unwritten agreements.

The Company’s contractual obligations and liabilities as of December 31, 2003 were only its outstanding accounts payable, being:

Due on account of drilling on Property

$ 72,840.49

Trade accounts payable

   26,143.49

$ 98,983.98

The Company has no contingent liabilities.

D.

Research and development, patents and licences

The Company has not carried on any research and development during the past three years and has no research and development policies.

E.

Trend information

The Company cannot identify any significant trends which are applicable to it or its plans.  The Company’s principal focus in exploring the Property is to discover deposits of gold-bearing ores which would be economically mineable.  The potential economics of a gold mining property are entirely dependent on the price at which gold trades from time to time on the international gold market.  In the period since early 2002 there has been an upward movement in the international price of gold – but Management of the Company is not in a position to predict how long that trend will continue.

Item 6.

Directors, Senior Management and Employees

A.

Directors and senior management

Name, age and countries of residence	Offices held with the Company	Principal business activities outside the Company
T.J. Malcolm Powell Age 63 Canada	Director, Promoter and President and Chief Executive Officer of the Company since August 3, 2000

Engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.  Since November, 1998 investor, shareholder and public relations agent for the Lang Group of Companies in Vancouver, B.C.

Frank A. Lang Age 80 Canada	Director and Chairman of the Board since October 2, 2001	Director and President or Chairman of the various companies comprising the Lang Group of Companies
Carl R. Jonsson Age 69 Canada	Director since November 30, 1998. Secretary since August 3, 2000. Chief Financial Officer	Principal/Partner of Vancouver law firm Tupper Jonsson & Yeadon, Solicitors for the Company. Director of various public companies
Gregory G. Crowe Age 50 Canada	Director since July 25, 2001

P.Geol.  P.Geo.   Self-employed as geological consultant.  Employee, Director and Executive Officer of Yuma Copper Corp. from 1994 to December, 1997.  Director, President and CEO of Entreé Gold Ltd. since July, 2002

Arthur G. Troup Age 60 Canada	Director since September 25, 2001	Since January 1997 Vice-President Exploration of the companies comprising the Lang Group of Companies. Prior to that, self-employed as consultant

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

Mr. Powell has, since November, 1998, acted in an independent contractor capacity, as the person responsible for shareholder, investor and public relations for the various companies comprising the Lang Group of Companies – on a full-time basis until November 30, 2001, and since then on a part-time basis.  Mr. Powell is able to achieve this arrangement as he, the Company and the Laing Group of Companies share office space.

Mr. Powell has been a director and the president of various small public Companys since 1985, some of which engaged in minor mineral exploration activities.

While Mr. Powell has no significant experience in managing mineral exploration programs, or a mineral exploration company, he shares office facilities with – or near to - Company directors Frank A. Lang, Gregory C. Crowe and Arthur G. Troup – all of whom have extensive experience managing mineral exploration programs and mineral exploration companies.  With the advice and input of Messrs. Lang, Crowe and Troup being available to Mr. Powell, for his guidance and assistance, it is not considered that Mr. Powell’s relative lack of experience is a risk to the Company or its shareholders.  Mr. Powell also has regular and constant access to and contact with Company director Carl Jonsson who also has experience with respect to mineral exploration and the management of mineral exploration companies.

Frank A. Lang, M.A., P.Eng.

Mr. Lang has no assigned responsibilities except to act as the Chairman of the Board and provide incidental public Company and mineral exploration advice to the Board of the Company and to members of the Company’s management.  Mr. Lang was appointed to his positions with the Company on October 2, 2001 and does not expend, or consider that he will be expected to expend, more than 1% of his time on the affairs of the Company.  Mr. Lang has no contractual relationship with the Company.

During the past 5 years Mr. Lang’s full-time occupation has been to act as a director and President, CEO and/or Chairman of the Board of the various companies which have comprised the Lang Group of Companies, all of which are involved in mineral exploration.  Mr. Lang has been involved, in one capacity or another, in mineral exploration activities for more than 20 years.

Carl R. Jonsson, LL.B.

Mr. Jonsson’s responsibilities are primarily as the lawyer for the Company, and it is incidental to that capacity that he also holds positions as a Director and the Secretary of the Company.  He was also appointed Chief Financial Officer November 30, 2001.  Mr. Jonsson holds a Bachelor of Laws Degree and is a member of the Law Society of British Columbia.  Other than attending at meetings of the Board of Directors and time spent as the Company’s Chief Financial Officer, Mr. Jonsson’s services are rendered to the Company as a principal of the law firm of Tupper Jonsson & Yeadon.  Mr. Jonsson does not have any other contractual relationship with the Company.  He estimates that he spends 5% of his time on the affairs of the Company – not including the time he spends as the Company’s lawyer.

Mr. Jonsson’s principal occupation during the past 5 years has been acting as a lawyer and many of his clients have, during that period, been involved in aspects of mineral and natural resource exploration.  Many of Mr. Jonsson’s functions during that period have been to advise his clients as to the requirements of the securities regulatory authorities having jurisdiction over them and the stock exchanges upon which their shares have been listed for trading.  Mr. Jonsson has acted primarily as a corporate and securities lawyer for in excess of 35 years and holds directorships in various publicly traded companies, some of which are, or have been, in mineral exploration.

Mr. Jonsson’s directorships include positions as a director – and as a member of the Audit Committees – of Comaplex Minerals Corp. (“Comaplex”), Bonterra Energy Income Trust (Bonterra”) and Caledonia Mining Corporation (“Caledonia”).  Comaplex, the shares of which trade on the TSX Stock Exchange, is head officed in Calgary, Alberta, Canada.  It conducts mineral exploration activities on a number of properties in Iqaluit (one of the Northwest Territories of Canada), and on a property in Mexico.  Bonterra, the Trust Units of which trade on the TSX Stock Exchange, is head officed in Calgary, Canada and is an oil and gas producer.   Caledonia, the shares of which trade on the TSX Stock Exchange and the NASD Over-the-Counter Bulletin Board in the United States, is head officed in Mississauga, Ontario, Canada.  It is carrying on exploration activities in South Africa and East Africa, and has carried on extensive mining exploration activities (during the period Mr. Jonsson has been a director) in Northern Canada, Scotland, Spain, South Africa and East Africa.  Caledonia has operated a mine in Spain and is presently developing a mine for production in South Africa.  Because of Mr. Jonsson’s experience through being a director of mineral exploration companies he is able to provide legal, management and financial advice to the Company’s Board of Directors and, in particular, to Mr. Powell.

Mr. Jonsson could have potential conflicts of interest relating to his functioning as outside counsel for the Company and his role as a director and officer of the Company.  If Mr. Jonsson or any other director or officer of the Company perceives a conflict of interest Mr. Jonsson would disqualify himself from acting as counsel for the Company and advise the Company to seek independent outside counsel.  To this date, such a situation has never arisen.  Mr. Jonsson would also, as a result of the ethical rules applicable to him as a lawyer in Canada, be required to disqualify himself from acting for the Company in the case of a conflict of interest.

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

During the past 5 years Mr. Crowe has acted as a geological consultant to numerous companies involved in mineral exploration – and that is still his principal occupation.  Mr. Crowe has been active in mineral exploration for approximately 20 years.  For the period between October, 1994 and December 1997, Mr. Crowe was a director, officer and employee of Yuma Copper Corporation.  Since July, 2002 Mr. Crowe has been the President and Chief Executive Officer of Entrée Gold Ltd. – which is conducting a mineral exploration program on a property in Mongolia.

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

B.

Compensation

(a)

T.J. Malcolm Powell was not paid any compensation for services to the Company for the period ending May 30, 2002.  He is now paid $9,000 per month for his management services to the Company.  The funds are paid to him indirectly through the payment of his wholly owned private company, Arbutus Enterprises Ltd.

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

(d)

Mr. Troup does not receive any cash or cash equivalent compensation for acting as Director of the Company.

(e)

Frank Lang is paid a fee of $2,500 per month for acting as a Director of the Company.

(f)

All of the Directors have been granted share purchase incentive options entitling them to purchase the numbers of common shares of the Company as follows:

Shares ex. @ $0.30

Shares ex. @ $0.28

Optionees Names

before June 3/07

before Nov. 4/08

  Totals

T.J. Malcolm Powell

200,000

340,000

  540,000

Frank Lang

100,000

  25,000

  125,000

Gregory Crowe

150,000

  75,000

  225,000

Arthur Troup

100,000

100,000

  200,000

Carl R. Jonsson

  50,000

  25,000

    75,000

Robin Relph(1)

140,000

          0

  140,000

TOTALS:

740,000

565,000

1,305,000

(1)

Mr. Relph is not a Director of the Company.

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

2.

All Directors, when elected or appointed, are to hold office until the next Annual General Meeting of the Shareholders that is held, at which time it is deemed that they all cease to hold office and are subject to reappointment at the Meeting.  The next Annual General Meeting of the Shareholders of the Company has been scheduled to be held May 31, 2004.

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

E.

Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below – which are the percentage of the Company’s 13,167,616 issued shares also set opposite their names:

Name of Director and Officer	Shares held	Percentage of issued shares - %	Share purchase options held (l)
T.J. Malcolm Powell	1,283,415(2)	9.75	540,000
Frank A. Lang	253,333	1.92	125,000
Carl R. Jonsson	247,125	1.88	75,000
Greg Crowe	23,196	0.0018	225,000
Arthur G. Troup	35,100	0.0027	200,000

(1)

Details of the options are given in Item 6.B(f).

(2)

Of the shares shown held by Mr. Powell, 208,850 shares are held by him and 1,074,565 are held by Mr. Powell’s wholly owned company Arbutus Enterprises Ltd.

During the last three completed fiscal years – January 1, 2001 to December 31, 2003 - the Company has issued shares on a number of different dates for different prices and consideration – as detailed in Item 10.A.3 below.

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

To the best of the knowledge of the Company and its management the only shareholder holding directly or indirectly more than 5% of the issued shares of the Company is its President, T.J. Malcolm Powell, the direct and indirect holder of 1,283,415 shares of the Company, being 9.75% of the issued shares of the Company.  This does not constitute any significant change in the percentage ownership held by any major shareholders during the past three years.  Mr. Powell does not hold any voting rights from other shareholders.

2.

The Company is not, to the best of the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

3.

The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares.  As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at March 31, 2004 the Company had 212 shareholders of record of which 195 were resident outside of the United States holding between them 13,136,877 shares, and 17 were resident in the U.S.A. holding between them 30,739 shares.

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

(b)

Effective October 3, 2001 the Company closed a private placement sale of 285,700 shares of the Company, for a price of $0.2625 to Arbutus Enterprises Ltd., the wholly owned company of T.J. Malcolm Powell.  Simultaneously, the Company issued to Arbutus Enterprises Ltd. 285,700 share purchase warrants, each of which entitles the purchase of one additional share of the Company, exercisable at $0.35 per share on or before September 13, 2003.  The warrants were not exercised and have expired.

(c)

Of the Unit private placement described in Clause 4 on page 16, the following numbers of Units were sold to Company Directors:

Carl R. Jonsson

200,000

Frank A. Lang

113,333

Arthur J. Troup

  20,000

(d)

Certain directors have received compensation – as disclosed in Item 6A above.

Item 8.

Financial Information

A.

Financial Statements and Other Financial Information

1.

Exhibited hereto are the following financial statements prepared as at the last fiscal year-end,  December 31, 2003, with comparative figures shown as of December 31, 2002 with attached audit report;

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

B.

Trading of the Company’s shares on the Canadian Venture Exchange (now the TSX Venture Exchange) was suspended until May 16, 2002.  The following trading information is given for the period since then for trades on the Exchange.

Monthly periods ending	High - $	Low - $

May 31, 2002

June 30, 2002

July 31, 2002

August 31, 2002

September 30, 2002

October 31, 2002

November 30, 2002

December 31, 2002

January 31, 2003

February 28, 2003

March 31, 2003

April 30, 2003

May 31, 2003

June 30, 2003

July 31, 2003

August 30, 2003

September 30, 2003

October 31, 2003

November 30, 2003

December 31, 2003

January 31, 2004

February 29, 2004

March 31, 2004

	0.43 0.42 0.36 0.28 0.35 0.27 0.21 0.26 0.40 0.26 0.26 0.22 0.22 0.18 0.175 0.20 0.30 0.32 0.33 0.29 0.31 0.30 0.315	0.30 0.34 0.27 0.15 0.17 0.16 0.15 0.15 0.19 0.18 0.20 0.15 0.14 0.135 0.135 0.16 0.185 0.225 0.24 0.19 0.20 0.24 0.22

The shares of the Company trade only on the TSX Venture Exchange – in Canada.

C.

The Company has initiated preparations for the shares of the Company to be quoted on the National Association of Securities Dealers over-the-counter Bulletin Board.  The Company does not know if the shares will be quoted for trading on the Bulletin Board or when that might occur.

Item 10.

Additional Information

A.

Share capital

1.

The authorized capital of the Company consists of 25,000,000 common voting shares without par value.  As at the close of business on the date of this Statement there are 13,167,616 shares issued – all of which were issued as fully paid shares.  Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below.  Certain of the options are held by Company Directors as detailed in Item 6.B above.

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

2.

As of the date of this Statement there are share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

Number of shares issuable upon exercise of warrants and options	Warrant exercise price per share	Expiry dates
1,064,000 – warrants	$0.27	October 29, 2004
2,431,800 – warrants	$0.28	April 30, 2005
740,000 – options	$0.30	June 3, 2007
565,000 – options	$0.28	November 8, 2008

3.

During the  period since May 31, 2000 the Company has issued shares as follows:

No. of Shares issued	Dates, Terms and Conditions
285,700	Issued pursuant to private placement sale at $0.2625 per share
2,823,167	Issued May 15, 2002 at $0.30 per share pursuant to registered public offering in Canada
1,151,500	Issued May 15, 2002 at $0.35 per share pursuant to registered public offering in Canada
83,400	Issued May 21, 2002 at a deemed price of $0.30 per share as finder’s fees to two companies which assisted the Company in the acquisition and negotiation of the Moneta Agreement
5,000	Issued June 12, 2002 pursuant to exercise of share purchase warrants for $0.30 per share
633,333	Issued August 12, 2002 at $0.30 per share pursuant to private placement sales
1,535,000	Issued April 28, 2003 at $0.22 per share pursuant to private placement sales
3,404,000	Issued October 9, 2003 at $0.22 per share pursuant to private placement sales

90,000	Issued October 9, 2003 at $0.25 per share pursuant to private placement sales

B.

Memorandum and articles of association

1.

The Company was incorporated in British Columbia, Canada, under Certificate of Incorporation number 88,439 August 1, 1969.  The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia.  Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.   The Memorandum and Articles of the Company can be viewed at its Registered Office in Vancouver, Canada.

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

4.

To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of 66.666% of the issued shares of the Company attending and voting, and in a separate meeting by a 66.666% majority of the shares that are the subject of the proposed alterations attending and voting at the meeting.

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

C.

Material contracts

The only material contract which the Company has entered into, and which is not in the ordinary course of its business within the past 2 years, is the agreement dated September 1, 2001 with Moneta, - as amended January 17, 2003 pursuant to which the Company has the right to acquire interests in the Property – as described in Item 4.B.1.

D.

Exchange controls

There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E.

Taxation

(i)

Canadian Federal Income Tax Considerations

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

(ii)

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation (“U.S. Taxpayer”) will recognize a gain or loss on the sale of the Company’s shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the shares.  The gain or loss will be a capital gain or capital loss if the Company’s shares are a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company’s shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares of the Company should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company’s shares.

Under a number of circumstances, a U.S. Taxpayer acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Centre where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Centre, Philadelphia, PA 19255.  In particular, any United States Taxpayer who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply.  Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances and the requirements applicable to them.

There may be a possibility of the Company being deemed, for United States tax purposes, a Foreign Personal Holding Company, a Foreign Investment Company, a Passive Foreign Investment Company or a Controlled Foreign Corporation.  If that should happen U.S. Taxpayers holding or selling Company Shares, or receiving dividends on Company Shares, will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be complicated and unfamiliar to them.

F.

Dividends and paying agents

Omitted – not required for Annual Report

G.

Statements by Experts

Omitted – not required for Annual Report

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

PART II

Item 13.

Defaults, Dividend Arrears and Delinquencies

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of

Proceeds

In May, 2003 the Company extended the expiry date of 1,941,433 outstanding share purchase warrants, that were exercisable at prices of $0.30 and $0.35 per share, from May 16, 2003 to May 17, 2004 and increased the exercise price to $0.40 per share.  The warrants were not exercised – and they all expired May 17, 2004.

Item 15.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures.  Our chief executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of December 31, 2003.  Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designated to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

(b)

Management’s annual report on internal control over financial reporting.  Not required as the Registrant is a Foreign Private Issuer.

(c)

Attestation Report of registered public accounting firm.  Not required as the Registrant is a Foreign Private Issuer.

(d)

Changes in internal controls over financial reporting.  There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has effected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Item 16A.

Audit Committee financial expert

(a)

The registrant’s board of directors has determined that the registrant has at least one audit committee financial expert serving on its audit committee.

(b)

The audit committee financial expert serving on the audit committee is Mr. Carl R. Jonsson, the Company’s lawyer and Chief Financial Officer.

Item 16B.

Code of Ethics

The Company has not adopted a Code of Ethics.  It has not considered a Code of Ethics necessary due to the small size of its exploration activities and financing – and the small number of persons comprising its Board and Management.

Item 16C.

Principal Accountant Fees and Services

(a)

For 2002 the Company’s auditor’s fees were $9,668.  The auditor’s fees for 2003 were $36,798.

(b)

Nil.

(c)

Nil.

(d)

Nil.

(e)

Prior to the start of the audit process, the Company’s audit committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness.  After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

(f)

Not applicable.

Item 16D.

Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company has never repurchased any of its issued securities.

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

Item 18.

Financial Statements and Exhibits

Index of Exhibits attached:   Financial Statements audited as at December 31, 2003, 2002 and 2001 attached.  The Statements include U.S. oriented Comments by the Auditors and Note 12 dealing with U.S. Generally Accepted Accounting Principles.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2003, 2002 AND 2001

1.

AUDITORS' REPORT

2.

STATEMENTS OF EARNINGS AND DEFICIT

3.

BALANCE SHEETS

4.

STATEMENTS OF STOCKHOLDERS' EQUITY

5.

STATEMENTS OF CASH FLOWS

6.

NOTES TO FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Shareholders of ACREX Ventures Ltd.

We have audited the accompanying balance sheets of ACREX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2003 and 2002 and the statements of stockholders' equity, earnings and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada	“Amisano Hanson”
March 1, 2004	Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its principal mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated March 1, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Amisano Hanson”
March 1, 2004	Chartered Accountants

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2003, 2002 and 2001	Expressed in Canadian dollars

	2003	2002	2001
EXPENSES
Accounting	$ 36,798	$ 9,668	$ 12,383
Business investigation costs	5,699	-	17,208
Consulting	44,290	13,905	-
Filing fees	14,718	4,095	6,570
Insurance	2,188	1,750	-
Investor relations	25,933	58,898	-
Legal – Note 8	64,311	55,865	49,250
Management fees – Note 8	86,000	42,000	-
Office and general	31,998	30,829	1,112
Promotion and travel	29,780	7,982	1,550
Rent	14,400	7,200	-
Stock-based compensation – Note 6	112,000	-	-
Transfer agent fees	7,192	8,241	4,175
	(475,307)	(240,433)	(92,248)
Loss before other item and recovery of income taxes	(475,307)	(240,433)	(92,248)
OTHER ITEM
Interest income	22,028	3,578	-
Loss before recovery of income taxes	(453,279)	(236,855)	(92,248)
Recovery of income taxes	-	-	451
NET LOSS	(453,279)	(236,855)	(91,797)
Deficit, beginning of year	(2,919,064)	(2,682,209)	(2,590,412)
DEFICIT, end of year	$ (3,372,343)	$ (2,919,064)	$ (2,682,209)
NET LOSS PER SHARE – BASIC / DILUTED	$ (0.05)	$ (0.04)	$ (0.03)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,866,402	6,118,716	3,165,414

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2003 and 2002	Expressed in Canadian dollars

	2003	2002
ASSETS
Current
Cash and short-term investments	$ 1,035,013	$ 554,856
Marketable securities – Note 3	23,250	-
Other receivables	52,476	30,014
Total current assets	1,110,739	584,870

Mineral properties –Notes 3 and 8	606,984	387,643
Total assets	$ 1,717,723	$ 972,513
LIABILITIES
Current
Accounts payable and accrued expenses – Note 8	$ 98,983	$ 15,454
Total liabilities	98,983	15,454
STOCKHOLDERS' EQUITY
Share capital – Note 4	4,879,083	3,876,123
Contributed surplus – Note 5	112,000	-
Deficit	(3,372,343)	(2,919,064)
Total stockholders' equity	1,618,740	957,059
Total liabilities and stockholders' equity	$ 1,717,723	$ 972,513

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4, 6 and 7

APPROVED ON BEHALF OF THE BOARD:

“T.J. MALCOLM POWELL”	“CARL R. JONSSON”
Director	Director

ACREX Ventures Ltd. (An Exploration Stage Company) STATEMENTS OF STOCKHOLDERS’ EQUITY Years ended December 31, 2003, 2002 and 2001 Expressed in Canadian dollars					Deficit
					Accumulated
					During the
	Common Stock		Contributed	Share	Exploration
	Shares	Amount	Surplus	Subscriptions	Stage	Total
Balance, December 31, 2000	3,056,516	$ 2,515,609	$ -	$ 75,000	$ (2,590,412)	$ 197

2001
Common stock issued for:
Cash	285,700	74,996	-	(75,000)	-	(4)
Mineral property	83,400	25,000	-	-	-	25,000
Net loss	-	-	-	-	(91,797)	(91,797)
Balance, December 31, 2001	3,425,616	2,615,605	-	-	(2,682,209)	(66,604)

2002
Common stock issued for cash	4,613,000	1,260,518	-	-	-	1,260,518
Net loss	-	-	-	-	(236,855)	(236,855)
Balance, December 31, 2002	8,038,616	3,876,123	-	-	(2,919,064)	957,059

2003
Common stock issued for:
Cash (net of issue costs)	5,029,000	977,960	-	-	-	977,960
Finders fee	100,000	25,000	-	-	-	25,000
Stock based compensation	-	-	112,000	-	-	112,000
Net loss	-	-	-	-	(453,279)	(453,279)
Balance, December 31, 2003	13,167,616	$ 4,879,083	$ 112,000	$ -	$ (3,372,343)	$ 1,618,740

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001	Expressed in Canadian dollars

	2003	2002	2001
OPERATIONS
Net loss	$ (453,279)	$ (236,855)	$ (91,797)
Add item not involving cash:
Stock-based compensation	112,000	-	-

	(341,279)	(236,855)	(91,797)
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	(22,462)	(29,530)	875
Decrease in income taxes recoverable	-	-	9,595
Increase (decrease) in accounts payable and accrued expenses	83,529	(100,688)	93,737
Cash provided by (used in) operations	(280,212)	(367,073)	12,410

FINANCING
Shares issued	977,960	1,282,893	-
Deferred share issue costs	-	-	(22,375)
Cash provided by (used in) financing	977,960	1,282,893	(22,375)

INVESTING
Proceeds from sale of partial interest in mineral property	15,000	-	-
Increase in mineral properties	(232,591)	(362,643)	-
Cash used in investing	(217,591)	(362,643)	-
Increase (decrease) in cash	480,157	553,177	(9,965)

Cash and short-term investments, beginning of year	554,856	1,679	11,644
CASH AND SHORT-TERM INVESTMENTS, end of year	$ 1,035,013	$ 554,856	$ 1,679

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for interest	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 10

1.

NATURE AND CONTINUANCE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange (TSX”).

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties.

At December 31, 2003, the Company is in the process of exploring its principal mineral property (held under an option) and has not yet determined whether the property contains ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $453,279 for the year ended December 31, 2003, and had an accumulated deficit of $3,372,242 at December 31, 2003 which has been funded primarily by the issuance of equity.  The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 12, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Marketable securities – Marketable securities are carried at the lower of cost or market value.

Mineral properties - The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment”  (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee.  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.  When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets  (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment. The Company has not yet adopted the provisions of CICA Handbook Section 3063, “Impairment of Long-lived Assets”, which will become effective for its 2004 fiscal year. Management does not expect the adoption of the new standard to have an impact on its financial statements.

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7.  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company’s exploration stage activities.

Environmental costs – Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then know facts.

Stock-based compensation - The Company has a stock option plan for directors, employees, and consultants as described in Note 6.  The Company has early-adopted the accounting recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Under these recommendations the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended December 31, 2002, and recognizes an expense for options granted on or after January 1, 2003. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.  The pro-forma information in respect of options granted in 2002 is provided in Note 6.  Any consideration received on the exercise of stock options is credited to share capital.

Loss per share - The Company uses the “treasury stock method” in computing loss per share.  Under this method, basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended December 31, 2003, 2002 and 2001 the existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Financial instruments - The Company’s financial instruments consist of cash and short-term investments, marketable securities, other receivables and accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

3.

MINERAL PROPERTIES

		Raglan
	Michaud	Ungava	Total
Acquisition costs
Balance, beginning of year	$ 25,000	$ -	$ 25,000
Acquisition fees	-	43,202	43,202
Sale of partial interest (see note below)	-	(38,250)	(38,250)
Balance, end of year	25,000	4,952	29,952
Exploration costs
Balance, beginning of year	362,643	-	362,643
Assays	5,554	-	5,554

Consulting	53,888	-	53,888
Core facility	3,850	-	3,850
Drilling	98,538	-	98,538
Field vehicles	6,906	-	6,906
Lodging	5,987	-	5,987
Surveying and linecutting	30,814	-	30,814
Travel	3,654	-	3,654
Other	5,198	-	5,198
Balance, end of year	577,032	-	577,032
	$ 602,032	$ 4,952	$ 606,984

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 56 mineral claims in the Michaud Township, Ontario, Canada (the “Property”).  The Property is divided into two areas.

The Company can earn a 60% interest in the first area by:

(a)

expending a minimum of $500,000 on exploration of the Property by December 31, 2003 (completed);

(b)

expending a minimum of $1,000,000 on exploration of the Property by May 15, 2005; and,

(c)

completing a bankable feasibility study on the Property by May 15, 2007. The Company can extend the due date for the feasibility study by up to three years by paying cash (or an equivalent number of shares) to Moneta as follows: $50,000 on or before May 15, 2007; $150,000 on or before May 15, 2008; $250,000 on or before May 15, 2009.

The Company can earn up to a 70% interest in the second area by:

(a)

expending a minimum of $1,000,000 on exploration of the Property by May 15, 2004 or such length of time as may be required for the Company to complete the $1,000,000 in expenditures, to earn a 50% interest; and,

(b)

giving notice to Moneta by December 31, 2004 and expending a minimum of $2,750,000 on exploration of the Property by May 15, 2007 to earn an additional 20% interest.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

On September 26, 2003 the Company received TSX Venture Exchange approval to grant Resolve Ventures Inc. (“Resolve”) an option to acquire up to a 70% interest in the claims. The Company issued 100,000 shares with a fair value of $25,000 as a finder's fee in respect of the transaction. Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property as follows:

	Cash	Share	Property
Due Date	Payment	Issuance	Expenditure
September 26, 2003 (received)	$ 15,000	75,000	$ -
September 26, 2004	5,000	75,000	-
January 1, 2005	-	-	100,000
September 26, 2005	5,000	100,000	-
January 1, 2006	-	-	250,000
January 1, 2007	-	-	500,000
	$ 25,000	250,000	$ 850,000

The 75,000 shares of Resolve received by the Company in the year ended December 31, 2003 were recorded at a market value $23,250.

4.

SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The following share transactions occurred during the years ended December 3,1 2003 and 2002:

(i)

On February 21, 2003, the Company issued 1,520,000 units for proceeds of $334,400 pursuant to a brokered private placement.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant entitles the holder to acquire an additional common share at a price of $0.27 until October 29, 2004. The agent was paid a commission of $30,096 and an administration fee of $5,000, and was issued 15,000 shares and 304,000 Agent's Warrants. The Agent's Warrants have the same terms as the warrants issued to the placees.

(ii)

On October 9, 2003, the Company issued 3,474,000 units for proceeds of $766,980 pursuant to a brokered private placement. The 3,474,000 units included 3,384,000 non flow-through units at $0.22 per unit and 90,000 flow-through units at $0.25 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant entitles the holder to acquire an additional non flow-though common share at a price of $0.28 until April 30, 2005. The agent was paid a commission of $69,028 and an administration fee of $5,000, and was issued 20,000 shares and 694,800 Agent's Warrants. The Agent's Warrants have the same terms as the warrants issued to the placees.

(iii)

On May 16, 2002, the Company issued 3,974,667 units for proceeds of $1,249,975 pursuant to a public prospectus offering dated February 20, 2002.  The 3,974,667 units included 2,823,167 non-flow-through units at $0.30 per unit and 1,151,500 flow-through units at $0.35 per unit. Each flow-through and non-flow-through unit was comprised of one common share and one share purchase warrant. The warrants attached to the non-flow-through units entitle the holder to purchase one share at $0.35 per share until May 16, 2003 and $0.40 per share until May 19, 2004.  The warrants attached to the flow-through units entitle the holder to purchase one share at $0.35 per share until May 16, 2003.  Additionally, 794,933 non-transferable Agent warrants were issued which entitle the holder to purchase one share at $0.30 per share until May 16, 2003.

(iv)

On August 8, 2002, the Company issued 633,333 units for proceeds of $190,000 pursuant to non-brokered private placements.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder to purchase one share at $0.35 per share until August 8, 2003 and $0.40 per share until August 8, 2004.

(v)

On June 13, 2002, the Company issued 5,000 shares for proceeds $1,500 pursuant to the exercise of warrants.

Escrow shares - A total of 577,537 shares (2002: 962,561) are held in escrow and are being released semi-annually on a pro-rata basis, with the final release scheduled for May 21, 2005.

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding			Outstanding
Exercise	December 31,			December 31,
Price	2002	Issued	(Expired)	2003	Expiry date
$0.35	285,700	-	(285,700)	-	September 13, 2003
$0.40	4,764,600	-	-	4,764,600	May 17, 2004
$0.40	633,333	-	-	633,333	May 30, 2004
$0.27	-	1,064,000	-	1,064,000	October 29, 2004
$0.28	-	2,431,800	-	2,431,800	April 30, 2005
	5,683,633	3,495,800	(285,700)	8,893,733

In May 2003 the Company extended the expiry date of 1,941,433 warrants from May 16, 2003 to May 17, 2004 and increased the exercise price from $0.30 - $0.35 to $0.40.

5.

CONTRIBUTED SURPLUS

	2003	2002
Balance - beginning of year	$ -	$ -
Add: stock based compensation	112,000	-
	$ 112,000	$ -

6.

STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2003:

Price	Number	Expiry date
$0.30	740,000	June 3, 2007
$0.28	565,000	November 4, 2008
	1,305,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

6.

STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

A summary of the change in the Company's stock option plan for the years ended December 31, 2003 and 2002 is presented below:

	2003		2002
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding, beginning of year	740,000	$0.30	-	$ -
Granted	565,000	0.28	740,000	0.30
Outstanding, end of year	1,305,000	$0.29	740,000	$0.30

As described in Note 2, the Company has early-adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to stock-based compensation. The Company uses the Black-Scholes option valuation model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

The fair value of stock options granted during the year ended December 31, 2003 has been estimated using the Black-Scholes model to be $112,000, and has been recorded as an expense and included in contributed surplus. For purposes of the calculation, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate

3%

Expected dividend yield

0%

Expected stock price volatility

118%

Expected life of options

3 years

The grant-date fair value of options granted during the year ended December 31, 2003 was $0.28.

For the year ended December 31, 2002, Section 3870 of the CICA Handbook requires pro forma disclosures of net loss and net loss per share, as if the fair value based method of accounting for stock options had been applied. For purposes of the calculation and the pro forma disclosure, the following assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate

3.74%

Expected dividend yield

0%

Expected stock price volatility

40%

Expected life of options

3 years

The grant-date fair value of options granted during the year ended December 31, 2002 was $0.30.

The Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the year ended December 31, 2002, as reported	$ (236,855)
Compensation expense related to the fair value of stock options	(69,560)
Pro forma net loss for the year ended December 31, 2002	$ (306,415)
Basic loss per share, as reported	$ (0.04)
Pro forma basic loss per share	$ (0.05)

7.

COMMITMENTS

a)

The Company is committed to minimum expenditures in respect of its Michaud gold property, if it wishes to earn certain interests in the property, as described in Note 3.

b)

The Company raised $22,500 during the year ended December 31, 2003, and $403,025 during the year ended December 31, 2002 through flow-through financings to fund its exploration activities.  The funds raised for the flow-through must be spent on qualified mineral exploration and are restricted to Canadian Exploration Expenditures (“CEE”) as defined in the Canadian Income Tax Act.  The Company then renounces the expenses which flow-through to the subscribers and allows them to claim the expenditures for income tax purposes.

On December 31, 2003 the Company renounced $22,500 and on December 31, 2002, the Company renounced $403,025 in CEE to eligible shareholders.  Pursuant to the flow-through share agreements and the Canadian Income Tax Act, the Company is committed to spending flow-through share proceeds by December 31, of the year following the year renounced.  The Company is required to pay interest, at rates set by the taxation authority, on the monthly-unexpended balance of the funds. An additional penalty of 10% may be required if the renounced amounts are not spent by that time.

As at December 31, 2003, the Company has spent the $403,025 on exploration activities relating to the 2002 financing and $22,500 on exploration activities relating to the 2003 financing.

8.

RELATED PARTY TRANSACTIONS

The Company incurred costs for legal fees and disbursements of $62,252 (2002: $50,221; 2001: $49,450) charged by a law firm of which a director of the Company is a principal. Accounts payable includes $630 (2002: $5,976; 2001: $72,375) due to the law firm.

The Company incurred management fees of $86,000 (2002: $42,000; 2001:  $Nil) and equipment rental charges of $10,068 (2002: $6,628; 2001:  $Nil) charged by a company owned by a director of the Company.

The Company incurred consulting fees of $8,200 relating to the exploration of the Michaud Property (2002: $38,094; 2001:  $Nil) charged by a company owned by a director.

Accounts payable includes $Nil (2002: $5,062) due to a company owned by a director of the Company.

9.

CORPORATION INCOME TAXES

At December 31, 2003, the Company has accumulated resource deduction expenses totalling $181,459 and non-capital losses totalling $813,409 available to reduce taxable income of future years.  The non-capital losses expire as follows:

2007	$ 55,156
2008	91,793
2009	270,556
2010	395,904

$ 813,409

The significant components of the Company’s future income tax assets are as follows:

	2003	2002	2001
Non-capital losses	$ 322,302	$ 165,415	$ 65,539
Resource deduction expenses	71,894	9,905	-

	394,196	175,320	65,539
Less: valuation allowance	(394,196)	(175,320)	(65,539)

	$ -	$ -	$ -

The potential income tax benefit of these losses and expenses have not been recorded in the financial statements due to the uncertainty of realization.

10.

NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

During the year ended December 31, 2003, the following transactions were excluded from the statement of cash flows:

a)

The Company optioned a partial interest in the Raglan Ungava mineral claims and received the first of three scheduled payments, consisting of $15,000 in cash and $23,250 in shares of the purchaser. The Company issued 100,000 shares with a fair value of $25,000 as a finder's fee in respect of the transaction (Note 3).

b)

The Company issued 35,000 common shares as agent's fees.

During the year ended December 31, 2002, the following transaction was excluded from the statement of cash flows:

The Company issued 83,400 shares at a value of $25,000 as a finders fee on acquisition of the Michaud Property (Note 3).

11.

SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the provinces of Ontario and Quebec.

12.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:	2003	2002	2001
Net loss as reported in accordance with Canadian GAAP	$ (453,279)	$ (236,855)	$ (91,797)
Adjustments:
Mineral property costs expensed	(219,341)	(362,643)	(25,000)
Future income tax benefit related to flow-though shares	8,469	51,806	-
Stock-based compensation	-	(69,560)	-
Net loss under U.S. GAAP	$ (664,151)	$ (617,252)	$ (116,797)
Net loss per share under U.S. GAAP	$ (0.07)	$ (0.10)	$ (0.04)

Stock-based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 6.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“FAS 148”), “Accounting for Stock-Based Compensation - Transition and Disclosure”. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 is effective for fiscal years ending after December 15, 2002. As the Company adopted the fair value based method of accounting for stock options for its fiscal year ending December 31, 2002, implementation of FAS 148 had no impact on the Company's financial position or results of operations.

Flow-through shares - Under U.S. GAAP, proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at December 31, 2002, for U.S. GAAP purposes, $40,382 would have been restricted.

During the year ended December 31, 2002, the Company issued 1,151,500 flow-through shares. Under U.S. GAAP, proceeds from the financing are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors. The Company renounced $403,025 during the year December 31, 2002 and a corresponding tax benefit of $51,806 was recorded.

As of December 31, 2002, $5,769 remained in the liability account relating to the flow-through expenses. As of December 31, 2003, all amounts renounced had been expended, the liability account relating to the flow-through expenses was $Nil, and a tax benefit of $8,469 was recorded for the year then ended.

Net loss per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of loss per share.

On November 2, 2001, the Company entered into an escrow agreement for 1,283,415 shares. The shares are being released from escrow on a pro-rata basis at 15% semi-annually, with the final release scheduled for May 21, 2005. As of December 31, 2003 there were 577,537 shares still held in escrow (Note 4).

Mineral properties - Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2003	2002
Total assets under Canadian GAAP	$ 1,717,723	$ 972,513
Adjustments to U.S. GAAP	(606,984)	(387,643)
Total assets under U.S. GAAP	$ 1,110,739	$ 584,870
Total liabilities under Canadian GAAP	$ 98,983	$ 15,454
Adjustments to U.S. GAAP	-	46,151
Total liabilities under U.S. GAAP	$ 98,983	$ 61,605
Total stockholders' equity under Canadian GAAP	$ 1,618,740	$ 957,059
Adjustments to U.S. GAAP	(606,984)	(433,794)
Total equity under U.S. GAAP	$ 1,011,756	$ 523,265
Total equity and liabilities under U.S. GAAP	$ 1,110,739	$ 584,870

Reconciliation of statements of cash flows to U.S. GAAP:

	2003	2002	2001
Cash provided by (used in) operations under Canadian GAAP:
Net loss as reported in accordance with Canadian GAAP	$ (453,279)	$ (236,855)	$ (91,797)
Adjustments:
Mineral property costs expensed	(219,341)	(362,643)	(25,000)
Future income tax benefit related to flow-though shares	8,469	51,806	-
Stock-based compensation	-	(69,560)	-
Net loss under U.S. GAAP	(664,151)	(617,252)	(116,797)
Add (deduct) items not involving cash:
Stock-based compensation	112,000	69,560
Future income tax benefit related to flow-though shares	(8,469)	(51,806)	-
Changes in non-cash working capital balances	61,067	(130,218)	104,207
Cash used in operations under U.S. GAAP	$ (499,553)	$ (729,716)	$ (12,590)

Cash used in financing activities under Canadian GAAP:
Shares issued	$ 977,960	$ 1,282,893	$ -
Deferred share issue costs	-	-	(22,375)
Cash provided by (used in) financing activities under U.S. GAAP	$ 977,960	$ 1,282,893	$ (22,375)
Cash provided by (used in) investing activities under Canadian GAAP:
Proceeds from sale of partial interest in mineral property	$ 15,000	$ -	$ -
Increase in mineral properties	(232,591)	(362,643)	-
Adjustments to U.S. GAAP	217,591	362,643	-
Cash used in investing activities under U.S. GAAP	$ -	$ -	$ -

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2003	2002	2001
Numerator
Net loss	$ (664,151)	$ (617,252)	$ (116,797)
Denominator
Weighted average number of common shares outstanding	9,866,402	6,118,716	3,165,414
Basic and diluted net loss per share	$ (0.07)	$ (0.10)	$ (0.04)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2003, the Company had 1,305,000 (2002: 740,000, 2001: Nil) stock options outstanding and 8,893,733 (2002: 5,683,633, 2001: Nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ACREX VENTURES LTD.

“Carl R. Jonsson”

Carl R. Jonsson,

Secretary and Chief Financial Officer

Date:

May 31, 2004

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit Nos.
Exhibit 10(e)	Consent Letter dated May 31, 2004 from Amisano Hanson, Chartered Accountants
Exhibit 12	Certifications by Company Chief Executive Officer and Chief Financial Officer
Exhibit 13(a)	Certifications pursuant to Sarbanes-Oxley Act of 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use, in the Form 20F Annual Report dated May 31, 2004 for Acrex Ventures Ltd. of our report dated March 1, 2004 relating to the December 31, 2003, 2002 and 2001 financial statements of Acrex Ventures Ltd., which appear in such Form.

“Amisano Hanson”

Amisano Hanson, Chartered Accountants

Vancouver, B.C., Canada

May 31, 2004

CERTIFICATION

I, T.J. Malcolm Powell, certify that:

1.

I have reviewed this annual report on Form 20-F of Acrex Ventures Ltd.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designated under our supervision, to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b )

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

(c)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting;  and

5.

 The Company’s other certifying officer and I have disclosed, based on our most recent evaluation  of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information;  and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

May 31, 2004

(signed)  T.J. Malcolm Powell

President and Chief Executive Officer

CERTIFICATION

I, Carl R. Jonsson, certify that:

1.

I have reviewed this annual report on Form 20-F of Acrex Ventures Ltd.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designated under our supervision, to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b )

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;  and

(c)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting;  and

5.

 The Company’s other certifying officer and I have disclosed, based on our most recent evaluation  of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information;  and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

May 31, 2004

(signed)  Carl R. Jonsson

Secretary and Chief Financial Officer

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, T.J. Malcolm Powell, President of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Acrex.

By:

(signed) “T.J. Malcolm Powell”

T.J. Malcolm Powell, President

Acrex Ventures Ltd.

A signed original of this written statement required by Section 906 has been provided by T.J.M. Powell and will be retained by Acrex and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, Carl R. Jonsson, Chief Financial Officer of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Acrex.

By:

(signed) “Carl R. Jonsson”

Carl R. Jonsson, Chief Financial Officer

Acrex Ventures Ltd.

A signed original of this written statement required by Section 906 has been provided by T.J.M. Powell and will be retained by Acrex and furnished to the Securities and Exchange Commission or its staff upon request.