Form 20-F
period 2004-12-31
ACREX VENTURES LTD
filed 2005-05-02
CIK 1194506

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

Capitalization and indebtedness

7

C.

Reasons for the offer and use of proceeds

7

D.

Risk factors

7

Item 4.

 Information on the Company

13

A.

History and development of the Company

13

B.

Business overview and description

14

C.

Plan of Operations

21

D.

Property, plants and equipment

21

Item 5.

 Operating and Financial Review and Prospects

22

A.

Operating results

22

B.

Liquidity and capital resources

22

C.

Contractual Obligations

23

D.

Research and development, patents and licences

23

E.

Trend information

23

Item 6.

 Directors, Senior Management and Employees

23

A.

Directors and senior management

23

B.

Compensation

26

C.

Board practices

27

D.

Employees

28

E.

Share ownership

28

Item 7.

 Major Shareholders and Related Party Transactions

28

A.

Major shareholders

28

B.

Related party transactions

29

Item 8.

 Financial Information

29

A.

Financial Statements and Other Financial Information

29

B.

Significant Changes

29

Item 9.

 The Offer and Listing

29

Item 10.

Additional Information

31

A.

Share capital

31

B.

Memorandum and articles of association

31

C.

Material contracts

33

D.

Exchange controls

33

E.

Taxation

33

F.

Dividends and paying agents

34

G.

Statements by Experts

34

H.

Documents on display

35

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

35

Item 12.

Description of Securities Other than Equity Securities

35

PART II

35

Item 13.

Defaults, Dividend Arrears and Delinquencies

35

Item 14.

Material Modifications to the Rights of Security Holders and Use of

35

Proceeds

35

Item 15.

Controls and Procedures

35

Item 16A.

Audit Committee financial expert

36

Item 16B.

Code of Ethics

36

Item 16C.

Principal Accountant Fees and Services

36

Item 16D.

Exemptions from the Listing Standards for Audit Committees

37

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

37

PART III

37

Item 17.

Financial Statements

37

Item 18.

Financial Statements and Exhibits

37

Audited Financial Statements - December 31, 2004                                                                               38

SIGNATURE                                                                                                                                       59

Exhibit Index                                                                                                                                         60

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in this Annual Report and in any other statement made by, or on behalf of the Company, whether or not in future filings with the United States Securities Exchange Commission.  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  See “Item 3.  Key Information - D. Risk Factors”.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

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

“Michaud Joint Venture” means the Joint Venture comprised of the Company and Moneta.

“Michaud Property” means the Michaud Property described in Item 4.B.1.

“Michaud Project” – means the exploration programme which the Company is carrying out on the Michaud Property as described in Item 4.B.1.

“Moneta” means Moneta Porcupine Mines Inc.

“Moneta Agreement” means the agreement between the Company and Moneta relating to the Michaud Property.

“Properties” means the Michaud Property and the Referendum Property.

“Referendum Property” means the Referendum Property described in Item 4.B.2.

“Shares” – means the voting common shares of the Company, both issued and unissued.

PART   I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable for Annual Report – see Item 6A.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.  The Company is not making, or proposing to make, an offering of its securities.

Item 3.

Key Information

A.

Selected financial data

The following information is provided as of the various dates specified.  The Company’s fiscal year-end is December 31.

	Year ended Dec. 31, 2004 $	Year ended Dec. 31, 2003 $	Year ended Dec. 31, 2002 $	Year ended Dec. 31, 2001 $	Year ended Dec. 31, 2000 $
Net sales/operating revenues	Nil	Nil	Nil	Nil	Nil
Income (loss) from operations (before extraordinary items)	(409,347)	(453,279)	(236,855)	(92,248)	(76,257)
Net income (loss)	(409,347)	(453,279)	(236,855)	(92,248)	(76,527)
Net income (loss) from operations per share	(0.03)	(0.05)	(0.04)	(0.029)	(0.022)
Total assets	1,316,305	1,717,723	972,513	24,538	22,598
Net shareholder’s equity	1,261,593	1,618,740	957,059	(91,604)	197
Capital Stock	4,931,283	4,879,083	3,876,123	2,590,605	2,515,609
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	3,781,690	3,372,343	2,919,064	2,682,209	2,590,412
No. of shares issued	13,879,491	13,167,616	8,038,616	3,342,216	3,056,516

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

	2004	2003	2002	2001	2000
Rate at period end	1.202	1.2923	1.58	1.5775	1.4995
High rate during each period	1.3957	1.575	1.5997	1.5955	1.4341
Low rate during each period	1.759	1.2923	1.5318	1.4991	1.5593
Average rate for each period	1.30	1.4012	1.5704	1.5490	1.4854

The high and low exchange rates during each of the previous six months:

	October/04	November/04	December/04	January/05	February/05	March/05
High	1.2727	1.2243	1.2414	1.2412	1.2584	1.2463
Low	1.2180	1.1759	1.837	1.2003	1.2314	1.2017

The rate on March 31, 2005 was 1.31.

B.

Capitalization and indebtedness

Omitted – not required for Annual Report

C.

Reasons for the offer and use of proceeds

This item is not applicable as the Company is not involved in making, or proposing to make, an offering of its securities.

D.

Risk factors

The securities of the Company must be considered speculative, generally because of the nature of the Company’s business and its stage of development.  In addition to the other information in this Annual Report the following risks should be considered:

(a)

Mineral exploration is a highly risky and speculative business

The Properties are in the exploration stage and without a known body of – or reserves of -commercial ore.  Development of a Property will only proceed upon obtaining satisfactory exploration results.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that even if a body of commercial ore is discovered on the Properties, a mine will be brought into commercial production.  The feasibility of developing a mineral deposit once discovered is dependent on a number factors, including the particular attributes of the deposit, such as size, grate and proximity to infrastructure, metal prices and government regulations.

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programmes, which may be affected by a number of factors which are beyond the control of the Company.

(b)

The Properties contain no economically mineable mineral reserves

The Properties contain no economically mineable mineral reserves.  The probability of an individual prospect ever being found to contain commercially mineable reserves of ore is extremely remote.  It should therefore be considered that it is probable that the Properties do not contain commercially mineable ore reserves and that the funds spent on exploration of the Properties will likely be lost.

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

(e)

All phases of the Company’s work on its properties will be subject to environmental and other Government regulation

All phases of the Company’s operations will subject to environmental regulation – pursuant to the laws and regulations of the Provinces of British Columbia and Ontario, Canada.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations.  There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property.  Environmental hazards may exist on the Property which are unknown to the Company at present which have been caused by previous or existing owners or operators of the Property.

The exploration programmes carried on by the Company on the Michaud Property in 2002 through 2005 – and to be carried on on the Properties in 2005 – do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements.  It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

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

(f)

Activities by the Company beyond mid-2004 will require the raising of additional financing which the Company may not be able to raise

The Company does not currently have sufficient financial resources to undertake by itself all of its planned or anticipated exploration programmes on the Properties beyond June 30, 2005.  The exploration of the Properties beyond June 30, 2005 will therefore depend on the Company’s ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will become available to allow the Company to fulfill its obligations on the Properties.   If the Company’s exploration programmes are successful, additional financing will be required to develop the Properties and to place them into commercial production.  The ongoing exploration of the Properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company’s interests in the Properties.

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

(j)

The Company has no guarantee of clear title to its mineral claims – and they may be subject to aboriginal claims

Aboriginal rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Properties.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation.

Other parties may dispute the Company’s title to the interests held by it in the Properties and the Properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

The Company’s mining claims have not been surveyed and accordingly the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of lands comprising the claims may be in doubt.

(k)

Management of the Company may be inadequate to support expanded future efforts by the Company

The Company does not have any employees and its affairs are managed by its officers with the assistance of its non-executive directors.  Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled personnel.  The Company does not have employment contracts with its officers – nor does it maintain key-man life insurance on them.  If Company efforts are expanded, it will have to engage additional support for Management.

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

(m)

Conflicts of Interest potentially exist as a result of Company’s Directors serving as directors or officers of other mineral exploration companies

There are no existing material conflicts of interest between the Company and any of its directors or officers.  However, all of the directors and officers of the Company (except Mr. Powell) are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration.  To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions.  Conflicts of interest affecting the directors and officers of the Company will be governed by the  Business Corporations Act (British Columbia) and other applicable laws.  In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

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

The authorized capital of the Company consists of an unlimited number of common shares without par value.  All of the shares of the Company rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation.  There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares of the Company.  None of the Company’s currently outstanding common shares are subject to any call or assessment.

The only principal capital expenditure by the Company since January 1, 2001  is the $1,039,672 spent on the optioned Michaud Property to December 31, 2004.  The Company has had no divestitures during that period.

The Company is voluntarily registering its shares under the United States Securities Exchange Act of 1934 – to provide more information to United States persons who are shareholders of the Company, and to brokers, dealers or persons who might be interested in effecting secondary trades of issued Shares with additional information about the Company.

2.

General Development of the Business

Over the past 5 years the Company has not carried on any active business.  Until it opened the negotiations, in July 2001, which successfully resulted in the Company signing the Moneta Agreement, the Company had sought to acquire business assets and funding – essentially without any long-term success.  Since signing the Agreement relative to the Property, the Company and its management devoted all of their efforts to raising funding to satisfy its operating requirements and to enable it to initiate an exploration programme on the Property.  Since July 2001 it has initiated an exploration and drilling program on the Michaud Property - and acquired the agreements relating to the Referendum and Raglan Properties.

The Company presently has public liability insurance coverage of $2,000,000 (Cdn.) for injury, property damage and fire fighting costs.

The Company has a web site at www.acrexventures.com.

3.

Funding during 2004

The Company raised $62,500 in 2004 by private placement financing.  No flow-through shares or units were sold to any United States persons.

B.

Business overview and description

The Company is considered to have only one reportable industry segment – namely mineral exploration - and two geographic segments - namely British Columbia and Ontario, Canada.

1.

The Michaud Project – Moneta Porcupine Mines Inc. agreement

The Company’s interest in the Michaud Property is held pursuant to an agreement dated September 1, 2001, as amended on January 17, 2003 (the “Moneta Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”) of Timmins, Ontario, Canada.  The Company has exercised rights under the Moneta Agreement by spending more than $1,000,000 on the Property, and thereby acquired a 50% joint venture interest in what was previously described as the westerly portion of the Michaud Property.

The Company and Moneta have settled and signed a Joint Venture Agreement dated November 26, 2004, which governs the operations of the joint venture interests of the parties.  It provides, among other details, that Moneta is the operator of the Moneta Joint Venture so long as it maintains its 50% interest, and that the Company will become the operator if Moneta’s interest in the joint venture declines below 50% - which would result in the Company’s interest simultaneously increasing to more than 50%.

The Company has expended approximately $1,050,000 on the Michaud Property as of the date of this document.

On about March 16, 2005 the Joint Venture commenced a 6 hole diamond drilling programme on the Michaud Property, which has now been completed.  A total of approximately 2,142 meters was drilled.  The Company is presently awaiting assay results from this programme, which it expects to receive by early May.

By exercising its right to acquire a 50% Joint Venture interest in the westerly portion the Company surrendered its rights to acquire an additional 20% interest in the westerly portion and all of its rights to acquire interests in what was previously described as the easterly portion of the Michaud Property.

If Moneta or the Company wish to sell any of their interests in the Michaud Property the other will have a 30-day first right of refusal to purchase such interests.

2.

Referendum Property

Pursuant to an option agreement dated February 10, 2005 (the “Referendum Agreement”) between the Company and Tom Elson Cherry (“Cherry”) of Nelson, British Columbia, Canada, the Company has an option to acquire a 100% interest in the Referendum Property, which consists of 15 contiguous mineral claims constituting 53 mineral units covering approximately 850 hectares (2,100 acres) located approximately 20 kilometers west of Nelson in southeastern British Columbia.  Under the terms of the Referendum Agreement, to maintain and exercise the option, the Company has to make cash payments totalling $165,000, $5,000 of which has been paid, $5,000 of which must be paid on or before August 21, 2005, and the remaining $155,000 of which must be paid in five yearly installments on or before February 21st in each of 2006 to 2010.  The Company must also issue 200,000 common shares to Cherry, 50,000 of which have been issued and the remaining 150,000 shares of which must be issued in three yearly installments of 50,000 shares each on or before February 21st in each of 2006 to 2008.

Upon completion of the cash and share payments, the Company will have earned a 100% ownership of the Referendum Property, subject to a 3.0% net smelter returns royalty (“NSR”) and the requirement to issue a further 200,000 shares within 60 days after the receipt by the Company of a positive feasibility study on the Referendum Property.  The Company will have the right to purchase 66 2/3% of the NSR from Cherry for $1,000,000 at any time up to 6 months following the date of the commencement of commercial production on the Referendum Property.

The Referendum property is a grassroots property on which little work has been done to date.  Management believes that the Referendum Property may possibly host mineralized deposits, primarily gold and copper.  Subject to weather conditions, the Company intends to conduct an exploration programme in the Spring/Summer of 2005 on the Referendum Property to determine if the Property does in fact host such mineralized deposits.  The programme is expected to cost $106,500.

3.

Michaud Property

(a)

The Property

The Michaud Property is located in Michaud Township, Ontario approximately 100 kilometres east of Timmins and 30 kilometres west of the Ontario - Quebec border.  It is situated within the

National Topographic System ("NTS") block 42A/9 and lies within the Larder Lake Mining Division.

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

Drilling NQ, 14,000 m @ $100 per meter

1,400,000.00

Geophysical surveys, IP, magnetometer (40 km)

   100,000.00

Analytical Costs

     60,000.00

Computer Modeling

     40,000.00

Data Compilation and Reporting

     60,000.00

Contingencies @ 15%

   260,000.00

TOTAL:

          $2,000,000.00

(iii)

2005 programme

The Joint Venture conducted a small drill programme consisting of 6 drill holes - for total length of 2.142 meters.  Assay results from the drill core are being awaited.

(b)

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

(c)

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

(d)

Sampling and Analysis

Historical sampling procedures are not fully outlined in the Barrick reporting of its work on the Property. However, both Lac and Barrick would have followed professional guidelines outlined by major company policy in regards to the collecting and analyses of samples.

(e)

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

(f)

Planned Exploration

The Company - and Moneta - as the Michaud Joint Venture - plan on the continued exploration and evaluation of the Property.   The work will depend on the results received from each phase of work done - and the availability of funding.  It is expected that the work will be essentially as has been recommended - as described in Clause (a)(ii) above.

(g)

General

The expenditures on the Michaud Property to March 31, 2005 were approximately $1,050,000.  They do not involve any divestitures and are not to be considered for principal capital expenditures – although, by making the expenditures, the Company is potentially earning an interest in the Property.

The Company, during the period between June 2002 and March 31, 2005 has tested the Property.  The Company’s geological consultants, based on the results received from the testing, have recommended additional exploration and drilling on the Property.  The Company will not be able to carry out any additional large scale programmes without raising additional funding.  In fact, if encouraging results are received and recommendations are made to place the Property into production as a commercial mining operation substantial capital costs will be required – which the Company will have to raise.  It is not possible, at this date, to forecast how much additional expenditures on exploration or development work – if any - will be recommended nor what the costs would be of putting the Property into production as a commercial mine if such should become feasible.

The Company does not have any employees – other than its President, T.J. Malcolm Powell, who is engaged under a service contract on a part-time basis.  All other efforts on behalf of the Company are done by consultants and contractors – or by directors and officers.  The Company does not anticipate engaging any employees in the foreseeable future.

The Company does not have any subsidiaries.

C.

Plan of Operations

The Company, under the guidance of its Directors Gregory Crowe P.Geo. and Arthur Troup, P.Eng., and geological consultants it engages from time to time, will continue with the exploration work on the Properties which has been recommended – all of which will be done by contractors.  As results from the various work programmes and drilling are received there will be ongoing analysis of those results and the proposed work programmes will be adjusted from time to time based on the results received, the interpretation of those results and the funds then available.

D.

Property, plants and equipment

The Company does not own any property, plant or equipment – other than minor incidental office equipment items.

Item 5.

Operating and Financial Review and Prospects

A.

Operating results

Because the Company has not carried on any business operations and has had no income generating activities no meaningful discussion and analysis can be done of the Company's operations.   Because the Company has not carried on any income generating activity during the past three fiscal years its financial statements do not reflect meaningful revenue or income.  The Company has incurred expense each year to maintain itself in existence, to maintain itself in good standing under the requirements of the applicable securities regulatory authorities and, latterly, to negotiate various agreements with respect to its Properties and to conduct exploration work on the Michaud Property.

B.

Liquidity and capital resources

Because of the “start-up” status of the Company it does not have liquidity, either short or long term.  It does not have any material unused sources of liquidity.  The Company does not have sufficient working capital to carry forth any work on the Property other than the programmes which are expected to be done in 2005.

The Company had working capital as of March 31, 2005 of $295,000.  The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the monies which have been spent acquiring and exploring the Properties.

The Company does not have any material commitments for capital expenditures.  The Company does not have any debt instruments outstanding.  The Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company’s expenditures to date have satisfied the various conditions necessary to maintain the Company’s option agreement with respect to the Michaud Property.  At the date of this document the Company plans only the expenditure of $106,000 on the Referendum Property - for which it has the necessary funds.  The Company anticipates the Michaud Joint Venture will plan further exploration work on the Michaud Property after results are received from the last work that was done on the Property.

The Company’s Auditors have, in note 1 to the Audited December 31, 2004 Financial Statements included in this Report, pointed out that the Company’s ability to continue its operations and to realize its assets at their full carrying values is dependent upon obtaining additional financing and generating revenue sufficient to cover its ongoing operating costs.

C.

Contractual Obligations

(a)

To pay its 50% share of any expenditures agreed upon by the Michaud Joint Venture;

(b)

To pay the Company’s President, T.J.M. Powell, $9,000 per month for his management services to the Company – pursuant to an unwritten agreement;

(c)

To pay for auditing, accounting, legal, geological or other services rendered to the Company – and for all office costs – pursuant to unwritten agreements.

The Company’s contractual obligations and liabilities as of December 31, 2004 were only its outstanding accounts payable, being:

Due on account of drilling on Michaud Property and trade accounts payable - $54,712

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

Item 6.

Directors, Senior Management and Employees

A.

Directors and senior management

Name, age and countries of residence	Offices held with the Company	Principal business activities outside the Company
T.J. Malcolm Powell Age 64 Canada	Director, Promoter and President and Chief Executive Officer of the Company since August 3, 2000

Engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.  Since November, 1998 investor, shareholder and public relations agent for the Lang Group of Companies in Vancouver, B.C.

Frank A. Lang Age 81 Canada	Director and Chairman of the Board since October 2, 2001	Director and President or Chairman of the various companies comprising the Lang Group of Companies
Carl R. Jonsson Age 70

Canada	Director since November 30, 1998. Secretary since August 3, 2000. Chief Financial Officer	Principal/Partner of Vancouver law firm Tupper Jonsson & Yeadon, Solicitors for the Company. Director of various public companies
Gregory G. Crowe Age 51 Canada	Director since July 25, 2001

P.Geol.  P.Geo.   Self-employed as geological consultant.  Employee, Director and Executive Officer of Yuma Copper Corp. from 1994 to December, 1997.  Director, President and CEO of Entreé Gold Ltd. since July, 2002

Arthur G. Troup Age 61 Canada	Director since September 25, 2001	Since January 1997 Vice-President Exploration of the companies comprising the Lang Group of Companies. Prior to that, self-employed as consultant

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

Mr. Powell has been a director and the president of various small public companies since 1985, some of which engaged in minor mineral exploration activities.

While Mr. Powell has no significant experience in managing mineral exploration programs, or a mineral exploration company, he shares office facilities with – or near to - Company Directors Frank A. Lang, Gregory C. Crowe and Arthur G. Troup – all of whom have extensive experience managing mineral exploration programs and mineral exploration companies.  With the advice and input of Messrs. Lang, Crowe and Troup being available to Mr. Powell, for his guidance and assistance, it is not considered that Mr. Powell’s relative lack of experience is a risk to the Company or its shareholders.  Mr. Powell also has regular and constant access to and contact with Carl Jonsson who also has experience with respect to mineral exploration and the management of mineral exploration companies.

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

(f)

All of the Directors have been granted share purchase incentive options entitling them to purchase the numbers of common shares of the Company as follows:

Shares ex. @ $0.30

Shares ex. @ $0.28

Optionees Names

before June 3/07

before Nov. 4/08

  Totals

T.J. Malcolm Powell

200,000

340,000

  540,000

Frank Lang

100,000

  25,000

  125,000

Gregory Crowe

150,000

  75,000

  225,000

Arthur Troup

100,000

100,000

  200,000

Carl R. Jonsson

  50,000

  25,000

    75,000

Robin Relph(1)

            140,000

                                0

  14                        0,000

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

4.

The members of the Audit Committee – currently comprised of Directors Frank Lang, Arthur Troup and Malcolm Powell – receive no separate remuneration for acting as a member of the Committee, nor are their appointments for any fixed term.  Their appointments are not subject to any specific terms of reference.

D.

Employees

The Company does not have any employees – nor has it ever had any employees.

E.

Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below – which are the percentage of the Company’s 15,079,491 issued shares also set opposite their names:

Name of Director and Officer	Shares held	Percentage of issued shares - %	Share purchase options held (l)
T.J. Malcolm Powell	1,383,565(2)	9.18	540,000
Frank A. Lang	253,333	1.68	125,000
Carl R. Jonsson	247,125	1.64	75,000
Greg Crowe	23,196	0.15	225,000
Arthur G. Troup	35,100	0.23	200,000

(1)

Details of the options are given in Item 6.B(f).

(2)

Of the shares shown held by Mr. Powell, 208,850 shares are held by him and 1,174,715 are held by Mr. Powell’s wholly owned company Arbutus Enterprises Ltd.

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

To the best of the knowledge of the Company and its management the only shareholder holding directly or indirectly more than 5% of the issued shares of the Company is its President, T.J. Malcolm Powell, the direct and indirect holder of 1,383,565 shares of the Company, being 9.18% of the issued shares of the Company.  This does not constitute any significant change in the percentage ownership held by any major shareholders during the past three years.  Mr. Powell does not hold any voting rights from other shareholders.

2.

The Company is not, to the best of the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

3.

The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares.  As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at March 31, 2005 the Company had 235 shareholders of record of which 218 were resident outside of the United States holding between them 15,048,752 shares, and 17 were resident in the U.S.A. holding between them 30,739 shares.

4.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.

Related party transactions

(a)

There have not been any material related party transactions between the Company and any of the directors, officers, associates or major shareholders of the Company since January 1, 2004.

(b)

Certain directors have received compensation – as disclosed in Item 6A above.

Item 8.

Financial Information

A.

Financial Statements and Other Financial Information

1.

Exhibited hereto are the following financial statements prepared as at the last fiscal year-end,  December 31, 2004, with comparative figures shown as of December 31, 2003 and 2004, with attached audit report;

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

May 31, 2002

June 30, 2002

July 31, 2002

August 31, 2002

September 30, 2002

October 31, 2002

November 30, 2002

December 31, 2002

January 31, 2003

February 28, 2003

March 31, 2003

April 30, 2003

May 31, 2003

June 30, 2003

July 31, 2003

August 30, 2003

September 30, 2003

October 31, 2003

November 30, 2003

December 31, 2003

January 31, 2004

February 29, 2004

March 31, 2004

April 30, 2004

May 31, 2004

June 30, 2004

July 31, 2004

August 31, 2004

September 30, 2004

October 31, 2004

November 30, 2004

December 31, 2004

January 31, 2005

February 28, 2005

March 31, 2005

	0.43 0.42 0.36 0.28 0.35 0.27 0.21 0.26 0.40 0.26 0.26 0.22 0.22 0.18 0.175 0.20 0.30 0.32 0.33 0.29 0.31 0.30 0.315 0.27 0.20 0.16 0.18 0.27 0.275 0.245 0.245 0.235 0.20 0.20 0.175	0.30 0.34 0.27 0.15 0.17 0.16 0.15 0.15 0.19 0.18 0.20 0.15 0.14 0.135 0.135 0.16 0.185 0.225 0.24 0.19 0.20 0.24 0.22 0.18 0.14 0.15 0.15 0.16 0.205 0.205 0.19 0.185 0.15 0.145 0.115

                                       The shares of the Company trade only on the TSX Venture Exchange – in Canada.

Item 10.

Additional Information

A.

Share capital

1.

The authorized capital of the Company consists of an unlimited number of common voting shares without par value.  As at the close of business on the date of this Statement there are15,079,491 shares issued – all of which were issued as fully paid shares.  Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below.  Certain of the options are held by Company Directors as detailed in Item 6.B above.

There have not been, during the past three years, any changes in the rights attaching to the Company’s shares.  The Company was previously authorized to issue a maximum of 25,000,000 voting common shares.  Effective November 18, 2004 as a result of an Extraordinary Resolution passed by the shareholders, the authorized capital was altered to allow the Company to issue an unlimited number of voting common shares without par value.  There are no resolutions, authorizations or approvals in existence or outstanding pursuant to which any further shares or securities convertible to shares, will be created or issued.

2.

As of the date of this Statement there are share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

Number of shares issuable upon exercise of warrants and options	Warrant exercise price per share	Expiry dates
2,431,800 - warrants	$0.28	April 30, 2005
162,500 - warrants	$0.25	December 30, 2005
200,500 - warrants	$0.20	March 6, 2006
790,875 - warrants	$0.15	March 24, 2006
740,000 - options	$0.30	June 3, 2007
565,000 - options	$0.28	November 8, 2008

3.

During the  period since December 31, 2003 the Company has issued shares as follows:

No. of Shares issued	Dates, Terms and Conditions
250,000	Issued December 30, 2004 pursuant to private placement sale at $0.25 per share
1,210,875	Issued March 24, 2005 at $0.10 per share pursuant to private placement sales
50,000	Issued to Tom Cherry pursuant to option agreement on Referendum Property February 22, 2005

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

C.

Material contracts

The only material contracts which the Company has entered into, and which are not in the ordinary course of its business within the past 2 years, are:

1.

Joint Venture Agreement dated November 26, 2004 between the Company and Moneta Porcupine Mines Inc. relating to the Michaud Property - described in Item 4.B.1;

2.

Option Agreement dated February 10, 2005 with Tom Cherry relating to the Referendum Property - described in Item 4.B.2.

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

Proceeds

Nil - during period since December 31, 2003.

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

Item 16C.

Principal Accountant Fees and Services

(a)

For 2003 the Company’s auditor’s fees were $36,798.  The auditor’s fees for 2004 were $15,100.

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

Item 18.

Financial Statements and Exhibits

Index of Exhibits attached:   Financial Statements audited as at December 31, 2004 - with comparative figures for 2003 and 2002 attached.  The Statements include U.S. oriented Comments by the Auditors and Note 13 dealing with U.S. Generally Accepted Accounting Principles.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2004, 2003 AND 2002

1.  AUDITORS’ REPORT

2.  STATEMENTS OF EARNINGS AND DEFICIT

3.  BALANCE SHEETS

4.  STATEMENTS OF STOCKHOLDERS' EQUITY

5.  STATEMENTS OF CASH FLOWS

6.  NOTES TO FINANCIAL STATEMENTS

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of ACREX Ventures Ltd.

We have audited the accompanying balance sheets of ACREX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2004 and 2003 and the statements of earnings and deficit, stockholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
April 4, 2005	Chartered Accountants

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

Our report to the shareholders dated April 4, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	"AMISANO HANSON"
April 4, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: AMISHAN@TELUS.NET

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

2004

2003

2002

EXPENSES

Management fees - Note 8

$

138,000

$

86,000

$

42,000

Legal - Note 8

51,793

64,311

55,865

Office and general

40,700

28,884

25,059

Advertising

41,213

3,114

5,770

Promotion and travel

31,199

29,780

7,982

Accounting

35,700

36,798

9,668

Investor relations

23,677

25,933

58,898

Filing fees

6,244

14,718

4,095

Finance fee

8,000

-

-

Rent

12,502

14,400

7,200

Consulting

9,202

44,290

13,905

Transfer agent fees

7,888

7,192

8,241

Insurance

500

2,188

1,750

Stock-based compensation - Note 6

-

112,000

-

Business investigation costs

-

5,699

-

(406,618)

(475,307)

(240,433)

Net loss before other items and income taxes

(406,618)

(475,307)

(240,433)

OTHER ITEMS

Gain on sale of interest in mineral property

12,049

-

-

Interest income

10,631

22,028

3,578

Write-down of marketable securities

(25,409)

-

-

(2,729)

22,028

3,578

NET LOSS

(409,347)

(453,279)

(236,855)

Deficit, beginning of year

(3,372,343)

(2,919,064)

(2,682,209)

DEFICIT, end of year

$

(3,781,690)

$

(3,372,343)

$

(2,919,064)

NET LOSS PER SHARE - BASIC / DILUTED

$

(0.03)

$

(0.05)

$

(0.04)

WEIGHTED AVERAGE

NUMBER OF SHARES OUTSTANDING

13,168,301

9,866,402

6,118,716

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2004 and 2003

Expressed in Canadian dollars

2004

2003

ASSETS

Current

Cash and short-term investments

$

229,231

$

1,035,013

Marketable securities, at market (cost: $41,909; 2003: $23,250)

16,500

23,250

Other receivables

16,230

52,476

Total current assets

261,961

1,110,739

Due from joint venture – Note 3

14,672

-

Mineral properties - Note 3

1,039,672

606,984

Total assets

$

1,316,305

$

1,717,723

LIABILITIES

Current

Accounts payable and accrued expenses - Note 8

$

54,712

$

98,983

Total liabilities

54,712

98,983

STOCKHOLDERS' EQUITY

Share capital - Notes 4 and 12

4,931,283

4,879,083

Contributed surplus - Note 5

112,000

112,000

Deficit

(3,781,690)

(3,372,343)

Total stockholders' equity

1,261,593

1,618,740

Total liabilities and stockholders' equity

$

1,316,305

$

1,717,723

Nature and Continuance of Operations - Note 1

Commitments - Notes 3, 4, 6 and 7

Subsequent Events – Note 12

APPROVED ON BEHALF OF THE BOARD:

“T.J. Malcolm Powell”______	“Carl R. Jonsson"_______

Director

Director

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

Common Stock

Contributed

Share

Accumulated

Shares

Amount

Surplus

Subscriptions

Deficit

Total

Balance, December 31, 2001

3,425,616

$

2,615,605

$

-

$

-

$

(2,682,209)

$

(66,604)

2002

Common stock issued for cash

4,613,000

1,260,518

-

-

-

1,260,518

Net loss

-

-

-

-

(236,855)

(236,855)

Balance, December 31, 2002

8,038,616

3,876,123

-

-

(2,919,064)

957,059

2003

Common stock issued for:

Cash (net of issue costs)

5,029,000

977,960

-

-

-

977,960

Finder's fee

100,000

25,000

-

-

-

25,000

Stock based compensation

-

-

112,000

-

-

112,000

Net loss

-

-

-

-

(453,279)

(453,279)

Balance, December 31, 2003

13,167,616

4,879,083

112,000

-

(3,372,343)

1,618,740

2004

Common stock issued for:

Cash (net of issue costs)

250,000

52,200

-

-

-

52,200

Net loss

-

-

-

-

(409,347)

(409,347)

Balance, December 31, 2004

13,417,616

$

4,931,283

$

112,000

$

-

$

(3,781,690)

$

1,261,593

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

2004

2003

2002

OPERATIONS

Net loss

$

(409,347

)

(453,279

)

(236,855

)

Add (deduct) items not involving cash:

Write-down of marketable securities

25,409

-

-

Stock-based compensation

-

112,000

-

Gain on sale of interest in mineral property

(12,049

)

-

-

Changes in non-cash working capital balances:

Decrease (increase) in other receivables

36,246

(22,462

)

(29,530

)

Increase (decrease) in accounts payable and accrued expenses

(44,271

)

83,529

(100,688

)

Cash used in operations

(404,012

)

(280,212)             (100,688)

FINANCING

Shares issued

52,200

977,960

1,282,893

Cash provided by financing

52,200

977,960

1,282,893

INVESTING

Advances to joint venture

(14,672

)

-

-

Proceeds from sale of partial interest in mineral property

5,000

15,000

-

Purchase of marketable securities

(6,659

)

-

-

Increase in mineral properties

(437,693

)

(232,591

)

(362,643

)

Cash used in investing

(453,970

)

(217,591

)

(362,643

)

Increase (decrease) in cash

(805,782

)

480,157

553,177

Cash and short-term investments, beginning of year

1,035,013

554,856

1,679

CASH AND SHORT-TERM INVESTMENTS, end of year

$

229,231

1,035,013

554,856

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest

$

-

-

-

Cash paid during the year for income taxes

$

-

-

-

Non-cash Transactions - Note 10

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

1.  NATURE AND CONTINUANCE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX").

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties.

At December 31, 2004 the Company was in the process of exploring its principal mineral property (held under an option) and has not yet determined whether the property contains ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $409,347 for the year ended December 31, 2004 (2003: $453,279; 2002: $236,855), and had a deficit of $3,781,690 at December 31, 2004 which has been funded primarily by the issuance of equity.  The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 13, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Marketable Securities - Marketable securities are carried at the lower of cost or market value.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

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

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7.  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental costs - Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Stock-based compensation - The Company has a stock option plan as described in Note 6. On January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Under these recommendations, the Company provides certain pro-forma disclosure as required by the fair value method of accounting for stock options for its fiscal year ended December 31, 2002, and recognizes an expense for options granted on or after January 1, 2003 over the period until vested.   The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant.  On the exercise of stock options share capital is credited for consideration received, and for fair value amounts previously credited to contributed surplus.  The effect of the adoption of these recommendations is described in Note 6.

Loss per share - The Company uses the “treasury stock method” in computing earnings per share.  Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

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

Financial instruments - The Company's financial instruments consist of cash and short-term investments, marketable securities, other receivables and accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Flow-through shares - In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146 (EIC-146), Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity.  This change in accounting policy had no effect on the financial statements for the year ended December 31, 2004.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

3.  MINERAL PROPERTIES

December 31, 2003:

Raglan

Michaud

Ungava

Total

Acquisition costs

Balance, beginning of year

$

25,000

-

25,000

Acquisition fees

-

43,202

43,202

Reduction in cost due to sale of interest (see note below)

-

(38,250

)

(38,250

)

Balance, end of year

25,000

4,952

29,952

Exploration costs

Balance, beginning of year

362,643

-

362,643

Third-party exploration

197,101

-

197,101

Consulting

13,634

-

13,634

Travel

3,654

-

3,654

Balance, end of year

577,032

-

577,032

$

602,032

4,952

606,984

December 31, 2004:

Raglan

Michaud

Ungava

Total

Acquisition costs

Balance, beginning of year

$

25,000

4,952

29,952

Reduction in cost due to sale of interest (see note below)

-

(4,952

)

(4,952

)

Balance, end of year

25,000

-

25,000

Exploration costs

Balance, beginning of year

577,032

-

577,032

Drilling

272,643

-

272,643

Support

76,246

-

76,246

Consulting

70,461

-

70,461

Assays

27,517

-

27,517

Field vehicles

2,750

-

2,750

Core facilities

2,200

-

2,200

Surveying and line cutting

495

-

495

Balance, end of year

1,029,344

-

1,029,344

Less: due from joint venture

(14,672

)

-

(14,672

)

$

1,014,672

-

1,014,672

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

3.  MINERAL PROPERTIES (continued)

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 56 mineral claims in the Michaud Township, Ontario, Canada (the “Property”).  The Property is divided into two areas.

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007.  The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During the year the Company fulfilled the requirements to earn a 50% interest in the second area by spending $1,000,000 on the Property. On November 26, 2004, the Company entered into a Joint Venture Agreement (“JV Agreement”) with Moneta to engage in the exploration, development and mining of the second area. Pursuant to the JV Agreement, expenditures in excess of $1,000,000 are credited towards joint venture expenditures.  The JV Agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.  As at December 31, 2004, the assets and liabilities of the joint venture were as follows:

ASSETS

Exploration expenditures	$ 29,344

PARTNERS’ INTERESTS

JV Partners’ interests	$ 29,344

There were no revenues, expenses, net income or cash flows for the joint venture for the period ended December 31, 2004.

In order to earn an additional 20% interest in the second area the Company was required to give notice to Moneta by December 31, 2004 of its intent to expend a minimum of $2,750,000 on exploration of the property by May 15, 2007. The Company did not give such notice and as a result lost the right to earn the additional 20% in the second area.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

3.  MINERAL PROPERTIES (continued)

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

Cash

Share

Property

Due Date

Payment

Issuance

Expenditure

September 26, 2003 (received)

$

15,000

75,000

$

-

September 26, 2004 (received)

5,000

75,000

-

January 1, 2005 (completed)

-

-

100,000

September 26, 2005

5,000

100,000

-

January 1, 2006

-

-

250,000

January 1, 2007

-

-

500,000

$

25,000

250,000

$

850,000

The 75,000 shares of Resolve received by the Company in each of the years ended December 31, 2004 and 2003 were recorded at their fair values (based on the market price of Resolve shares on the date of receipt) of $12,000 and $23,250 respectively.  The Company has accepted that Resolve has met the required $100,000 minimum property expenditure as of January 1, 2005.

4.  SHARE CAPITAL – Note 12

On November 16, 2004 the shareholders of the Company passed a special resolution providing that the articles of the Company be altered by canceling the existing articles and creating and adopting of new articles. Included in the new articles was an amendment to allow an increase of authorized share capital to an unlimited number of common voting shares without par value.

The following share transactions occurred during the years ended December 31, 2004 and 2003:

(i)

On December 31, 2004, the Company issued 250,000 units for proceeds of $62,500 pursuant to a brokered private placement.  Each unit consisted of one flow-through share and one-half share purchase warrant.  One full warrant entitles the holder to acquire a non flow-through common share at a price of $0.25 until December 30, 2005. The agent was paid a commission of $5,000, an administration fee of $5,000, and was issued 37,500 Agent's Warrants. The Agent's Warrants have the same terms as the warrants issued to the placees.

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

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

4.  SHARE CAPITAL – Note 12 (continued)

(iii)

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

Escrow shares - A total of 192,511 shares (2003: 577,537; 2002: 962,561) are held in escrow and are being released semi-annually on a pro-rata basis, with the final release scheduled for May 21, 2005.

Warrants - The Company has stock purchase warrants outstanding as follows:

Outstanding

Outstanding

Exercise

December 31,

December 31,

Price

2003

Issued

(Expired)

2004

Expiry date

$0.40

2,823,167

-

(2,823,167)

-

May 17, 2004

$0.40

1,151,500

-

(1,151,500)

-

May 17, 2004

$0.40

789,933

-

(789,933)

-

May 17, 2004

$0.40

633,333

-

(633,333)

-

April 30, 2005

$0.27

1,064,000

-

(1,064,000)

-

October 29, 2004

$0.28

2,431,800

-

-

2,431,800

April 30, 2005

$0.25

-

162,500

-

162,500

December 30, 2005

8,893,733

162,500

(6,461,933)

2,594,300

5.  CONTRIBUTED SURPLUS

2004

2003

Balance - beginning of year

$

112,000

-

Add: stock based compensation - Note 6

-

112,000

Balance - end of year

$

112,000

112,000

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

6.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2004:

Price

Number

Expiry date

$0.30

740,000

June 3, 2007

$0.28

565,000

November 4, 2008

1,305,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

A summary of the changes in the Company's stock options for the years ended December 31, 2004 and 2003 is presented below:

2004

2003

    Weighted Average

Weighted Average

Number

Exercise Price

Number

Exercise Price

Outstanding and exercisable,

 beginning of year

1,305,000

$

0.29

740,000

$

0.30

  Granted

-

-

565,000

0.28

Outstanding and exercisable,

 end of year

1,305,000

$

0.29

1,305,000

$

0.29

As described in Note 2, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to stock-based compensation. The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

No stock options were granted or vested during the year ended December 31, 2004.  The fair value of stock options granted during the year ended December 31, 2003 was estimated to be $112,000, and was recorded as an expense. For purposes of the calculations, the following assumptions were used under the Black-Scholes model:

Risk-free interest rate

3%

Expected dividend yield

0%

Expected stock price volatility

118%

Expected life

3 years

The grant-date fair value of options granted during the year ended December 31, 2003 was $0.28.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

6.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

For the year ended December 31, 2002, if the fair value of stock options granted during the year had been recognized, the Company's net loss and loss per share on a pro forma basis would have been restated as follows:

Net loss for the year ended December 31, 2002, as reported

(236,855)

Compensation expense related to the fair value of stock options

(69,560)

Pro forma net loss for the year ended December 31, 2002

(306,415)

Basic loss per share, as reported

$(0.04)

Pro forma basic loss per share

$(0.05)

7.  COMMITMENTS

(i)

The Company is committed to the Joint Venture Agreement with Moneta as described in Note 3.

(ii)

The Company raised $62,500 during the year ended December 31, 2004 and $22,500 during the year ended December 31, 2003 through flow-through financings to fund its exploration activities.  The flow-through funds raised must be spent on qualified mineral exploration and are restricted to Canadian Exploration Expenditures ("CEE") as defined in the Canadian Income Tax Act.  The Company renounces these expenditures, which flow-through to the subscribers, allowing them to claim the expenditures for income tax purposes.

Pursuant to the flow-through share agreements and the Canadian Income Tax Act, the Company is committed to spending flow-through share proceeds by December 31 of the year following the year renounced.  The Company is required to pay interest, at rates set by the taxation authority, on the monthly-unexpended balance of the funds. An additional penalty of 10% may be assessed if the renounced amounts are not spent by that time.

By December 31, 2004, the Company had spent $22,500 on exploration activities relating to the 2003 financing.

8.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $48,950 (2003: $62,252; 2002: $50,221) from a law firm of which a director is a principal. Accounts payable includes $12,847 (2003: $630; 2002: $5,976) due to the law firm.

The Company incurred management fees of $108,000 (2003: $86,000; 2002: $42,000) and equipment rental charges of $10,068 (2003: $10,068; 2002: $6,628) from a company owned by a director and management fees of $30,000 (2003: $5,000; 2002: $Nil) from a company owned by another director.

The Company incurred consulting fees of $Nil (2003: $8,200; 2002: $38,094) charged from a company owned by a director.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

9.CORPORATION INCOME TAXES

At December 31, 2004, the Company has accumulated resource deduction expenses totalling $614,147 and non-capital losses totalling $1,272,354 available to reduce taxable income of future years.  The non-capital losses expire as follows:

2007	$ 55,156
2008	91,793
2009	270,556
2010	395,904
2014	458,945

$ 1,272,354

The significant components of the Company’s approximate future income tax assets (liabilities), at an average corporate tax rate of 35%, are as follows:

	2004	2003	2002
Non-capital losses	$ 448,000	$ 320,000	$ 165,000
Resource property costs	(149,000)	(169,000)	(144,000)
Share issue costs	53,000	82,000	57,000

	$ 352,000	$ 571,000	$ 78,000

The potential income tax benefit of these losses and expenses have not been recorded in the financial statements due to the uncertainty of realization.

10.  NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

During the year ended December 31, 2004, the following transaction was excluded from the statement of cash flows:

The Company received the second of three scheduled payments, consisting of $5,000 in cash and $12,000 in shares of the purchaser, in connection with the optioning of a partial interest in the Raglan Ungava mineral claims. The non-cash portion of this payment was excluded from the statement of cash flows.

During the year ended December 31, 2003, the following transactions were excluded from the statement of cash flows:

a) The Company optioned a partial interest in the Raglan Ungava mineral claims and received the first of three scheduled payments, consisting of $15,000 in cash and $23,250 in shares of the purchaser. The non-cash portion of this payment, as well as the issuance of 100,000 shares with a fair value of $25,000 as a finder's fee, were excluded from the statement of cash flows.

b) The Company issued 35,000 common shares as agent's fees.

During the year ended December 31, 2002, the following transaction was excluded from the statement of cash flows:

The Company issued 83,400 shares at a value of $25,000 as a finder's fee on the acquisition of the Michaud Property.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

11.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the provinces of Ontario and Quebec.

12.  SUBSEQUENT EVENTS

(i)

On January 27, 2005, the Company renounced the exploration expenditures related to the December 30, 2004 issuance of 250,000 flow-through shares.  Share capital was reduced by $22,263 and a future income tax recovery of $22,263 was recognized in connection with the renunciation.

(ii)

On February 14, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Referendum gold-copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.  To earn its interest the Company is required to pay $165,000 and issue up to 400,000 common shares up to completion of a feasibility study.  During the first year of the Agreement, the Company is required to pay $25,000 and issue 100,000 shares.  On February 11, 2005, $5,000 was paid and 50,000 shares were issued pursuant to the Agreement. Ownership of the claims is subject to a 3% net smelter return royalty payable to the optionor, 2% of which may be repurchased by the Company for $1,000,000.

(iii)

On March 10, 2005, the Company completed a non-brokered private placement of 401,000 units at $0.15 per unit, for proceeds of $60,150.  Each unit consists of one share and one-half of a share purchase warrant. A whole warrant will entitle the holder to purchase an additional share of the Company for $0.20 for a one-year period.

(iv)

On March 24, 2005, the Company completed a brokered private placement of 1,200,000 units at $0.15 per unit, for proceeds of $180,000.  Each unit consists of one share and one-half of a share purchase warrant.  A whole warrant will entitle the holder to purchase an additional share of the Company for $0.20 for a one-year period.  The agent’s fee consisted of 10,875 shares and 10,875 warrants exercisable at $0.20 for a one-year period and share issue costs, including commissions, of 18,200 were incurred.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:

2004

2003

2002

Net loss as reported in accordance

with Canadian GAAP

$

(409,347

)

(453,279

)

(236,855

)

Adjustments:

Mineral property costs expensed

(432,688

)

(219,341

)

(362,643

)

Future income tax benefit related to flow-though shares

-

8,469

51,806

Stock-based compensation

-

-

(69,560

)

Net loss under U.S. GAAP

$

(842,035

)

(733,711

)

(617,252

)

Net loss per share under U.S. GAAP

$

(0.06

)

(0.07

)

(0.10

)

Stock-based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 6.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the year ended December 31, 2002, the Company issued 1,151,500 flow-through shares. The Company renounced $403,025 during the year and a corresponding tax benefit of $51,806 was recorded. As of December 31, 2002, $5,769 remained in the liability account relating to the flow-through expenses. As of December 31, 2003, all amounts renounced had been expended, the liability account relating to the flow-through expenses was $Nil, and a tax benefit of $8,469 was recorded for the year then ended. During the year ended December 31, 2004, the Company issued 250,000 flow-through shares; however, as of December 31, 2004 none of the flow-through funds raised had been renounced, resulting in a year end liability of $7,500.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at December 31, 2004, for U.S. GAAP purposes, $62,500 (2003: $Nil, 2002: $40,382) would have been restricted.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Net earnings per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

On November 2, 2001, the Company entered into an escrow agreement with certain of its shareholders in respect of their 1,283,415 shares. The shares are being released from escrow on a pro-rata basis at 15% semi-annually, with the final release scheduled for May 21, 2005. As of December 31, 2004 there were 192,511 shares still held in escrow.

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

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

2004

2003

Total assets under Canadian GAAP

$

1,316,305

1,717,723

Adjustments to U.S. GAAP

(1,039,672

)

(606,984

)

Total assets under U.S. GAAP

$

276,633

1,110,739

Total liabilities under Canadian GAAP

$

54,712

98,983

Adjustments to U.S. GAAP

7,500

-

Total liabilities under U.S. GAAP

$

62,212

98,983

Total stockholders' equity (deficit) under Canadian GAAP

$

1,261,593

1,618,740

Adjustments to U.S. GAAP

(1,047,172

)

(606,984

)

Total equity (deficiency) under U.S. GAAP

$

214,421

1,011,756

Total equity (deficiency) and liabilities under U.S. GAAP

$

276,633

1,110,739

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

2004

2003

2002

Cash provided by (used in) operations under Canadian GAAP:

Net loss as reported in accordance with Canadian GAAP

$

(409,347

)

(453,279

)

(236,855

)

Adjustments:

Mineral property costs expensed

(432,688

)

(219,341

)

(362,643

)

Future income tax benefit related to flow-though shares

-

8,469

51,806

Stock-based compensation

-

-

(69,560

)

Net loss under U.S. GAAP

$

(842,035

)

(664,151

)

(617,252

)

Add (deduct) items not involving cash:

Stock-based compensation

-

112,000

69,560

Write-down of marketable securities

25,409

-

-

Gain on sale of interest in mineral property

(12,049

)

-

-

Future income tax benefit related to flow-though shares

-

(8,469

)

(51,806

)

Changes in non-cash working capital balances

(22,015

)

61,067

(130,218

)

Cash used in operations under U.S. GAAP

$

(850,690

)

(499,553

)

(729,716

)

Cash provided by (used in) financing activities under Canadian GAAP:

Shares issued

$

52,200

977,960

1,282,893

Cash provided by (used in) investing activities under Canadian GAAP:

Proceeds from sale of partial interest in mineral property

$

5,000

15,000

-

Increase in mineral properties

(432,688

)

(232,591

)

(362,643

)

Adjustments to U.S. GAAP

427,688

217,591

362,643

Cash used in investing activities under U.S. GAAP

$

-

-

-

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

2004

2003

2002

Numerator

Net loss under U.S. GAAP

$

(842,035

)

(733,711

)

(617,252

)

Denominator

Weighted average number of common shares outstanding

13,168,301

9,866,402

6,118,716

Basic and diluted net earnings (loss) per share

$

(0.06

)

(0.07

)

(0.10

)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2004, the Company had 1,305,000 (2003: 1,305,000, 2002: 740,000) stock options outstanding and 2,594,300 (2003: 8,893,733, 2002: 5,683,633) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent pronouncements:

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

ACREX VENTURES LTD.

“Carl R. Jonsson”

Carl R. Jonsson,

Secretary and Chief Financial Officer

Date:

April 25, 2005

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit Nos.
Exhibit 10(e)	Consent Letter dated April 27, 2005 from Amisano Hanson, Chartered Accountants
Exhibit 12	Certifications by Company Chief Executive Officer and Chief Financial Officer
Exhibit 13(a)	Certifications pursuant to Sarbanes-Oxley Act of 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use, in the Form 20F Annual Report dated  March 31, 2005 for Acrex Ventures Ltd. of our report dated April 4, 2005 relating to the December 31, 2004, 2003 and 2002 financial statements of Acrex Ventures Ltd., which appear in such Form.

“Amisano Hanson”_______________

Amisano Hanson, Chartered Accountants

Vancouver, B.C., Canada

April 27, 2005

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

April 26, 2005

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

April 26, 2005

(signed)  Carl R. Jonsson

Secretary and Chief Financial Officer

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, T.J. Malcolm Powell, President of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, Carl R. Jonsson, Chief Financial Officer of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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