Form 20-F
period 2005-12-31
ACREX VENTURES LTD
filed 2006-06-21
CIK 1194506

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

Capitalization and indebtedness

7

C.

Reasons for the offer and use of proceeds

7

D.

Risk factors

7

Item 4.

 Information on the Company

13

A.

History and development of the Company

13

B.

Business overview and description

15

C.

Plan of Operations

47

D.

Property, plants and equipment

48

Item 5.

 Operating and Financial Review and Prospects

48

A.

Operating results

48

B.

Liquidity and capital resources

48

C.

Contractual Obligations

49

D.

Research and development, patents and licences

49

E.

Trend information

49

Item 6.

 Directors, Senior Management and Employees

50

A.

Directors and senior management

50

B.

Compensation

53

C.

Board practices

54

D.

Employees

55

E.

Share ownership

55

Item 7.

 Major Shareholders and Related Party Transactions

55

A.

Major shareholders

55

B.

Related party transactions

56

Item 8.

 Financial Information

56

A.

Financial Statements and Other Financial Information

56

B.

Significant Changes

56

Item 9.

 The Offer and Listing

56

Item 10.

Additional Information

57

A.

Share capital

57

B.

Memorandum and articles of association

58

C.

Material contracts

59

D.

Exchange controls

59

E.

Taxation

60

F.

Dividends and paying agents

61

G.

Statements by Experts

61

H.

Documents on display

61

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

61

Item 12.

Description of Securities Other than Equity Securities

62

PART II

62

Item 13.

Defaults, Dividend Arrears and Delinquencies

62

Item 14.

Material Modifications to the Rights of Security Holders and Use of

62

Proceeds

62

Item 15.

Controls and Procedures

62

Item 16A.

Audit Committee financial expert

63

Item 16B.

Code of Ethics

63

Item 16C.

Principal Accountant Fees and Services

63

Item 16D.

Exemptions from the Listing Standards for Audit Committees

63

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

63

PART III

64

Item 17.

Financial Statements

64

Item 18.

Financial Statements and Exhibits

64

Audited Financial Statements - December 31, 2005

65

SIGNATURE

87

Exhibit Index

88

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

“Finger Lake Property” - means the Finger Lake property described in Item 4.B.3.

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

“Properties” means the Michaud, Spanish Mountain and Finger Lake Properties.

“Shares” – means the voting common shares of the Company, both issued and unissued.

“Spanish Mountain Property” - means the Spanish Mountain property described in Item 4.B.2.

PART   I

Item 1.

Identity of Directors, Senior Management and Advisers

Not applicable for Annual Report – see Item 6A.

Item 2.

Offer Statistics and Expected Timetable

Not applicable.  The Company is not making, or proposing to make, an offering of its securities.

Item 3.

Key Information

A.

Selected financial data

The following information is provided as of the various dates specified.  The Company’s fiscal year-end is December 31.

	Year ended Dec. 31, 2005 $	Year ended Dec. 31, 2004 $	Year ended Dec. 31, 2003 $	Year ended Dec. 31, 2002 $	Year ended Dec. 31, 2001 $
Net sales/operating revenues	Nil	Nil	Nil	Nil	Nil
Income (loss) from operations (before extraordinary items)	(510,027)	(409,347)	(453,279)	(236,855)	(91,797)
Net income (loss)	(510,027)	(409,347)	(453,279)	(236,855)	(91,797)
Net income (loss) from operations per share	(0.03)	(0.03)	(0.05)	(0.04)	(0.03)
Total assets	1,588,692	1,316,305	1,717,723	972,513	24,538
Net shareholder’s equity	1,555,386	1,261,593	1,618,740	957,059	(66,604)
Capital Stock	5,629,706	4,931,283	4,879,083	3,876,123	2,590,605
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	4,291,717	3,781,690	3,372,343	2,919,064	2,682,209
No. of shares issued	20,115,991	13,417,616	13,167,616	8,038,616	3,425,616

The financial statements of the Company are denominated in Canadian currency and the above data is provided in Canadian currency.

The history of Canada-United States exchange rates are presented on the basis of the amount of Canadian funds required to purchase $1.00 (U.S.).  The rates of exchange used are the noon buying rate in the City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York.  The following data is provided for the years 2001 -2005 on an annual basis – and for the period comprising the months of January - May, 2006 on a monthly basis:

	2005	2004	2003	2002	2001
Rate at period end	1.1656	1.202	1.2923	1.58	1.5775
High rate during each period	1.2703	1.3957	1.575	1.5997	1.5955
Low rate during each period	1.1507	1.759	1.2923	1.5318	1.4991
Average rate for each period	1.2115	1.30	1.4012	1.5704	1.5490

The high and low exchange rates during each of the previous six months:

	December/05	January/06	February/06	March/06	April/06	May/06
High	1.1736	1.1726	1.1577	1.1722	1.1718	1.1228
Low	1.1507	1.1436	1.1379	1.1320	1.1203	1.0989

The rate on May 31, 2006 was  1.1027.

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

The exploration programmes carried on by the Company on the Properties since 2002 - and to be carried out on the Properties through to mid-2007 – do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements.  It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

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

(f)

Activities by the Company beyond mid-2007 will require the raising of additional financing which the Company may not be able to raise

The Company has, at May 31, 2006, working capital of approximately $1,290,000.   Management anticipates that this funding will be sufficient to pay all of the costs of maintaining the Company through at least June 30, 2007 - and to pay all of the costs that are anticipated on exploration work on the Properties until June 30, 2007.  The exploration of the Properties beyond June 30, 2007 will therefore depend on the Company’s ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will become available to allow the Company to fulfill its obligations on the Properties.   If the Company’s exploration programmes are successful, additional financing will be required to develop the Properties and to place them into commercial production.  The ongoing exploration of the Properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company’s interests in the Properties.

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

The Head Office of the Company is located at 1400 - 570 Granville Street, Vancouver, B.C. V6C 3P1.  The Records and Registered Offices of the Company are located at 1710 – 1177 West Hastings Street, Vancouver, B.C. V6E 2L3.

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

The only principal capital expenditure by the Company since January 1, 2001  is the $1,180,000 which Management calculates to be the approximate amount spent on the optioned Michaud Property to May 31, 2006.   The Company has also paid $10,000 in cash pursuant to the option it holds on the Spanish Mountain property.  It has also issued 50,000 voting common shares in its capital pursuant to that Option Agreement - which has in the books of the Company been at a deemed aggregate value of $5,500.

The Company has also paid $9,800 pursuant to the agreement that it holds on the Finger Lake properties.

The Company has had two divestitures during that period, being:

(a)

The Company formerly held an option on a British Columbia mining property known as the “Referendum Property”.  The Company paid $5,000 to the optionor upon the signing of the agreement.  After doing exploration work on the Referendum property - at a cost of  $92,383 - Management made a decision that the property did not have sufficient merit to warrant making further expenditures or paying further option payments pursuant to the Option Agreement.  Accordingly, the option was terminated in August, 2005.

(b)

The Company, in 2003, had acquired, by paying the costs of staking, a group of 150 mineral claims located in the Ungava Region of northern Quebec, Canada.  Pursuant to agreements dated in 2003 and 2004 the Company sold its interests in the mineral claims to Resolve Ventures Inc. (“Resolve”), an arm’s-length company, for $85,000 and 650,000 shares in the capital of Resolve.  The Company, pursuant to the agreement with Resolve, has retained the right to receive, if there shall ever be mineral production from the claims, a 3% net smelter royalty entitlement.  The 650,000 shares of Resolve have been consolidated on a 1:10 basis to 65,000 shares.  The Company has not sold its 65,000 shares.

The Company has voluntarily registered its shares under the United States Securities Exchange Act of 1934 – to provide more information to United States persons who are shareholders of the Company, and to brokers, dealers or persons who might be interested in effecting secondary trades of issued Shares with additional information about the Company.

2.

General Development of the Business

Over the past 5 years the Company has not carried on any active business.  Until it opened the negotiations, in July 2001, which successfully resulted in the Company signing the Moneta Agreement, the Company had sought to acquire business assets and funding – essentially without any long-term success.  Since signing the Agreement relative to the Property, the Company and its management devoted all of their efforts to raising funding to satisfy its operating requirements and to enable it to initiate an exploration programme on the Property.  Since July 2001 it has carried out exploration and drilling work on the Michaud property and concluded the joint venture agreement with Moneta described in Item 4.B.1 below.  Since that date the Company has acquired the various property and option interests in mineral claims described herein.

The Company presently has public liability insurance coverage of $2,000,000 (Cdn.) for injury, property damage and fire fighting costs.

The Company has a web site at www.acrexventures.com.

3.

Funding during 2005

(1)

On October 18, 2005 the Company issued 650,000 units at $0.12 per unit for gross proceeds of $78,000 pursuant to a non-brokered private placement.  Each unit consisted of one common share and one-half common share purchase warrant.  Each full warrant entitles the holder to acquire an additional common share for $0.18 until October 18, 2006.

(ii)

On May 16, 2005 the Company issued 4,336,500 units at $0.12 per unit for gross proceeds of $520,380 pursuant to a brokered private placement.  Each unit consisted of one common share and one-half common share purchase warrant.  Each full warrant entitles the holder to acquire an additional common share for $0.18 until May 16, 2006.  The agent received a commission of $52,038 and an option to acquire 520,380 units at $0.12 per unit until May 16, 2006.  The Company has recognized a share issue cost of $23,996 as the fair value of the agents’ options.

(iii)

On March 24, 2005 the Company issued 1,200,000 units at $0.15 per unit for gross proceeds of $180,000 pursuant to a brokered private placement.  Each unit consisted of one common share and one-half common share purchase warrant.  Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 24, 2006.  The agents received fees and commissions of $15,400, 10,875 common shares and 190,875 warrants exercisable at$0.15 until March 24, 2006.  The Company has recognized a share issue cost of $7,517 as the fair value of the agents’ warrants.

(iv)

On March 10, 2005 the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 pursuant to a non-brokered private placement.  Each unit consisted of one common share and one-half common share purchase warrant.  Each full warrant entitled the holder to acquire an additional common share for $0.20 until March 10, 2006.

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

The Company has expended approximately $1,180,000 on the Michaud Property as of the date of this document.

On about March 16, 2005 the Joint Venture commenced a 6 hole diamond drilling programme on the Michaud Property, which has now been completed.  A total of approximately 2,142 meters was drilled.  Printed below is the Press Release issued by the Company May 17, 2005 announcing the results of the work programme.

Acrex Ventures Ltd. (“Acrex”) and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to report results from the recently completed 6 hole, 2,142m drill program in the “55 Zone” on their Joint Venture Michaud Township gold property near Timmins, Ontario.  To date only 18 drill holes have been completed in the “55 Zone” with significant gold mineralized intervals reported previously (see news release of March 16, 2005).  The recent drilling intersected multiple zones of gold mineralization in most holes with exceptional intersections noted in four holes.  The highlights of the current drill results were 11.23g/t gold over 1.70 metres in hole MA-05-27, 5.81g/t gold over 7.40 metres in hole MA-05-30, 10.90g/t gold over 2.00 metres in hole MA-05-31, and 9.04g/t gold over 5.90 metres in hole MA-05-32.

Drill holes MA-05-27, 28, 29 and 30 were designed to step-out and undercut the MA-04-25 intercept of 12.76 g/t Au over 4.30m within 11.50m of 5.86 g/t Au while holes 31 and 32 completed sections to the east.  MA-05-27 was drilled 30m to the east of MA-04-25 on the section defined by drill holes MA-02-06 which returned 4.81 g/t Au over 12.0m within 7.54 g/t Au over 6.50m and hole MN96-174.  Hole MA-05-27 intersected 2.02 g/t Au over 8.00m with values up to 4.82 g/t Au over 0.50m of similar styled mineralization. An additional lower intercept returned 3.22 g/t Au over 4.80m including 5.17 g/t Au over 2.10m.  On the same section MA-05-29 was collared south of MA-02-06 but turned easterly intersecting alteration without significant gold except at the footwall contact to the ultramafics.  MA-05-28 completed a section with MA-03-11 some 30m west of MA-04-25 intersecting 3.11 g/t Au over 4.00m including 13.2 g/t Au over 0.50 m.  MA-05-30 drifted westerly from the MA-04-25 section giving a 20m step-out intercept of 8.99 g/t Au over 4.50m within a 7.40m alteration zone averaging 5.81 g/t gold.  Similarly, MA-05-31 completed a section with MA-03-10x intersecting several narrow but higher grade zones including 21.66 g/t Au over 0.90 m.  Ma-05-32 was drilled on section with hole MN97-195 intersecting 9.04 g/t Au across 5.90 metres including a 0.80 metre section of visible gold that assayed 58.58 g/t.

This drill program has significantly enhanced the potential of the “55” Zone by adding 6 new drill holes to the existing 100ft (30m) sections.  The results of the program are currently being modelled to determine the relationship of the intersections to the intercepts seen in previous holes such as MA-02-06 and MA-04-25.

The results of the current drill program as well as the results of all previous holes are summarized in the following table.  The tabled results are given over drilled widths that reflect a wide range of vein, stringer vein and vein stock work orientations.  The results include gold metallic assays as numerous occurrences of visible gold were noted.

Acrex / Moneta 2005 Drill Holes
DDH	FROM (m)	TO (m)	Drilled Width (m)	Au fire assay, metallics (g/t)
MA-05-27	68.30	70.00	1.70	11.23*
incl.	68.70	69.50	0.80	19.31*VG
	84.00	86.00	2.00	2.71
	120.50	122.00	1.50	2.09
	135.00	143.00	8.00	2.02*
incl.	135.00	136.00	1.00	2.49
and	138.50	139.00	0.50	4.82*
and	140.00	143.00	3.00	2.92
	183.50	185.90	2.40	1.91
incl.	183.50	184.50	1.00	3.04
	196.90	201.70	4.80	3.22*
incl.	196.90	199.00	2.10	5.17*
or	196.90	197.40	0.50	15.51*
incl.	201.30	201.70	0.40	10.67*
MA-05-28	79.00	81.00	2.00	2.87
incl.	80.00	80.50	0.50	5.81
	117.80	121.00	3.20	2.26
	118.50	119.20	0.70	5.73
	126.70	130.70	4.00	3.11*
incl.	129.00	129.50	0.50	13.21*
	206.50	207.00	0.50	6.26*
MA-05-29	453.50	456.00	2.50	3.10
incl.	454.70	455.50	0.80	4.60
MA-05-30	214.90	216.00	1.10	2.30
	225.50	228.56	3.06	2.23*
incl.	225.50	226.10	0.60	6.80*
	245.30	252.70	7.40	5.81*
or	246.00	250.50	4.50	8.99*
incl.	247.00	248.00	1.00	16.28*
and	249.00	250.00	1.00	11.73*
	283.90	287.00	3.10	3.38*
incl.	283.90	284.70	0.80	7.21*VG
	360.30	361.26	0.96	4.11*

MA-05-31	128.00	130.90	2.90	4.31*
incl.	130.00	130.90	0.90	11.42*
	162.10	163.00	0.90	3.99
	238.80	240.40	1.60	4.16*
incl.	238.80	239.60	0.80	7.29*VG
	243.50	245.50	2.00	10.90*
incl.	244.20	245.10	0.90	21.66*VG
MA-05-32	77.00	77.50	0.50	4.48*
	112.50	114.00	1.50	2.25
	128.50	130.80	2.30	5.02*
incl.	130.30	130.80	0.50	16.91*
	225.40	226.00	0.60	8.43*
	237.00	242.90	5.90	9.04**
	238.50	239.80	1.30	37.09**VG
incl.	239.00	239.80	0.80	58.58**VG

*   metallics included

**  uncut metallics included

Significant gold mineralized intercepts from previous drill holes:

Hole #	From (m)	To (m)	Interval (m)	Grade (g/t)
MN-96-174	54.0	60.2	6.2	4.40
Includes:	55.0	56.0	1.0	6.97
	58.0	59.1	1.1	10.66
MN-97-195	261.8	266.4	4.6	10.08
Includes:	261.8	262.4	0.6	9.32
	262.9	263.4	0.5	19.36
	264.2	265.3	1.1	24.85
MA-02-06	211.0	223.0	12.0	4.81
Includes:	211.0	217.5	6.5	7.54
	211.76	213.5	1.74	10.93
	214.0	214.5	0.5	7.10
	216.0	217.5	1.5	11.40
Includes:	238.0	238.5	0.5	8.09
	256.5	258.0	1.5	7.57
Includes:	257.0	257.5	0.5	9.12
MA-03-07	444.50	446.22	0.72	8.61
MA-03-10	229.80	230.23	0.43	7.98
	311.80	316.08	4.28	4.37
Includes:	313.3	314.0	0.7	21.72
MA-03-11	281.90	286.30	4.4	2.31
Includes:	285.30	286.30	1.0	6.80

MA-04-24	71.00	73.30	2.0	2.39
Includes:	71.00	71.50	0.5	4.98
	117.60	118.40	0.8	6.18
Includes:	118.00	118.40	0.4	11.22
	126.70	128.10	1.4	2.82
Includes:	127.70	128.10	0.4	5.45
	298.00	306.00	8.0	1.98
Includes:	299.50	304.00	4.5	2.38
MA-04-25	50.50	62.00	11.5	5.86
Includes:	50.50	51.00	0.5	7.61
Includes:	57.70	62.00	4.3	12.76
Includes:	58.60	59.00	0.4	21.68
	103.00	105.00	2.0	2.90
	155.50	158.30	2.8	5.21
Includes:	156.00	156.70	0.7	10.27
	212.00	212.50	0.5	10.23
MA-04-26	259.40	260.20	0.8	3.04
	374.80	375.60	0.8	4.67

Additional drilling is planned for the “55 Zone” with hole locations determined by the results of the current three dimensional modelling program.  The drill program is managed by Moneta with P.Caldbick, P.Geo., and R.Skeries, P.Geo., acting as "Qualified Persons" for the purpose of National Instrument 43-101.

By exercising its right to acquire a 50% Joint Venture interest in the westerly portion the Company surrendered its rights to acquire an additional 20% interest in the westerly portion and all of its rights to acquire interests in what was previously described as the easterly portion of the Michaud Property.”

The following is a copy of the Press Release of the Company dated May 4, 2006 which announced the start of a 2006 programme on the Michaud Property:

Acrex Ventures Ltd. (“Acrex”) and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to announce the start of the 2006 drill program on the Michaud Joint Venture’s gold property located along the Destor Porcupine Fault Zone (“DestorPFZ”) in Michaud Township east of Timmins in northern Ontario. The initial phase of the planned 2006 program consists of up to 1,600 metres of diamond drilling (NQ size) in three to five drill holes depending on access conditions.  Drilling is presently underway and assay results are expected to become available in about six weeks.

The Joint Venture partners plan to test the gold potential of the Timiskaming sediments in contact with the ultramafic volcanics of the DestoPFZ on the Dyment 3 claims and a new target midway between the previously discovered 55 and Western Zones.  This geological setting has proven to be highly prospective for gold mineralization as evidenced by the presence of several nearby gold zones, including the 624,500 ounce inferred resource of Moneta’s Southwest Zone, located 3 kilometres on strike from the 2006 drill program.

The program is also expected to test extensions east and west of the 55 Zone where only 18 drill holes have been completed to-date.  Drilling in 2005 intersected multiple zones of gold mineralization in most holes with exceptional intersections noted in four holes: 11.23 g/t gold over 1.70 metres in hole MA-05-27, 5.81 g/t gold over 7.40 metres in hole MA-05-30, 10.90 g/t gold over 2.00 metres in hole MA-05-31, and 9.04 g/t gold over 5.90 metres in hole MA-05-32, all over drilled widths.

The Michaud Joint Venture was formed in November 2004 by Acrex and Moneta to continue exploration on a 50/50 basis of a group of 65 claim units in Michaud Township.  Acrex completed the expenditure of $1,000,000 in 2004 to earn a 50% interest in the claim group.  Prior drilling has resulted in the expansion of the “55” and discovery of the Western Zones on the property, which are both located along the DestorPFZ.

Acrex and Moneta have also reached agreement on the acquisition by the Michaud Joint Venture of the Dyment 3 claim group optioned by Moneta from St Andrew Goldfields Ltd. in September 2004.  Acrex will make two cash payments to Moneta to reimburse Moneta for the costs of acquisition and the current ownership of the Joint Venture (50/50) will remain the same.

R. Skeries, P.Geo., is the "Qualified Person" for the purposes of National Instrument 43-101.

If Moneta or the Company wish to sell any of their interests in the Michaud Property the other will have a 30-day first right of refusal to purchase such interests.

2.

Spanish Mountain Property

By an Option Agreement dated July 23, 2005 the Company optioned from Lloyd Addie (the “Optionor”) - an arm’s-length person - the right to earn a 100% interest in the Spanish Mountain property.  To complete the earning of the property the Company must pay to the Optionor a total of $100,000 cash over a period running to mid-2009 - of which $10,000 has been paid.  The Company must also issue to the Optionor 200,000  shares in its capital by instalments over a period ending in mid-2008 - of which 50,000 shares have been issued.  A further 200,000 shares will have to be issued to the Optionor if and when the Company receives a positive feasibility study on the Property.  If the Company earns a 100% interest in the Property it will be subject to the reservation to the Optionor of a 3.0% net smelter return entitlement;  provided that the Company will have the right to purchase 66.666% of the NSR for $1,000,000 upon the commencement of commercial production of mineral products from the Property.

The Company, in 2005, carried out a geochemical, sampling, prospecting and recognaissance mapping programme on the Property.  The Company has also had a geological report prepared on the Property by Perry Grundberg, P.Geo. and consulting geologist to the Company dated January 30, 2006.  The following is a reproduction of his Report:

GEOCHEMICAL AND GEOLOGICAL SUMMARY

REPORT ON THE

SPANISH MOUNTAIN PROPERTY

for

ACREX VENTURES LTD.

1400 – 570 GRANVILLE STREET

VANCOUVER, BRITISH COLUMBIA

V6C 3P1

CARIBOO MINING DIVISION, BC

MAPSHEETS: 093A.053, 054, AND 063

UTM ZONE 10, 5830000N/601000E and 5825000N/615000E

by

PERRY GRUNENBERG, P.Geo.

Consulting Geologist

January 30, 2006

TABLE OF CONTENTS

Page

 1) SUMMARY

  3

 2) INTRODUCTION AND TERMS OF REFERENCE

  5

 3) DISCLAIMER

  5

 4) PROPERTY DESCRIPTION AND LOCATION

  6

 5) ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE

AND PHYSIOGRAPHY

  8

 6) HISTORY

  9

 7) GEOLOGICAL SETTING

 11

 8) DEPOSIT TYPES

 14

 9) MINERALIZATION

 15

10) EXPLORATION

16

11) DRILLING

18

12) SAMPLING METHOD AND APPROACH

18

13) SAMPLE PREPARATION, ANALYSES AND SECURITY

18

14) DATA VERIFICATION

19

15) ADJACENT PROPERTIES

 19

16) MINERAL PROCESSING AND METALLURGICAL TESTING

 22

17) INTERPRETATION AND CONCLUSIONS

 22

18) RECOMMENDATIONS

22

19) REFERENCES

 25

20) QUALIFICATIONS

 26

TABLES

Page

TABLE 1 – CLAIM INFORMATION

  8

TABLE 2 – ROCK SAMPLE LOCATION AND RESULTS

 16

FIGURES

FIGURE 1 – LOCATION MAP

 6

FIGURE 2 – CLAIM MAP

 7

FIGURE 3 – REGIONAL GEOLOGY MAP

12

FIGURE 4 – HEPBURN LAKE SOIL GRID – GOLD CONTOURED

17

FIGURE 5 – GOLD IN SOIL REPORTED BY SKYGOLD VENTURES

21

1) SUMMARY

Acrex Ventures Ltd. (“Acrex”) entered into an option agreement with vendor Lloyd Addie in July 2005 to acquire 100% interest in the Spanish Mountain property (“the property”).  The author of this report was retained by Acrex to conduct a field reconnaissance of the property and to prepare a summary report of work conducted on the claim group including recommendations for future work.  The Spanish Mountain Property consists of 2 claim blocks totalling 1355 hectares located approximately 5 kilometres from the village of Likely and 70 kilometres northeast of Williams Lake, BC.

Skygold Ventures Ltd. and Wildrose Resources Ltd. have been actively exploring property adjacent to the Acrex property, including conducting reverse circulation and diamond drilling programs.  An area of 600 by 1,500 metres was tested, and significant results were returned from across the area.  Drilling results included 13.7 metres grading 1.51 g/t gold.  Higher grade intercepts were obtained, including 1.5 metres grading 10.86 g/t gold and 1.5 metres grading 13.95 g/t gold.  Skygold concluded that this work indicated the potential for both a lower grade and larger tonnage (bulk tonnage) style of mineralization and a higher grade and smaller tonnage (structurally controlled) style of mineralization.

The Spanish Mountain area is underlain by a northwest trending assemblage of phyllite, shale and siltstone interbedded with volcanic tuff and debris flows.  Dykes and minor intrusions of diorite and rhyolite porphyry have been noted.  Important targets are the gold-bearing quartz veins hosted within black phyllite metasedimentary rocks.  Gold bearing quartz veins have potential to be mined as large tonnage, low grade deposits, or high-grade production, with apparent low-temperature quartz-calcite veins indicating potential epithermal deposition.

Acrex completed preliminary prospecting and soil sampling on its Spanish Mountain property in 2005.  A soil grid was established on the Hepburn Lake Group and a total of 323 soil samples were obtained.  On the Spanish Mountain Group a single soil test line was completed and several exposures of bedrock were sampled for a total of 31 soil samples.  As well, a total of 4 silt samples and 4 rock samples were collected for analyses by Acrex from the Spanish Mountain Group.

The Hepburn Lake Group soil geochemistry indicates strong gold values over a 1000 by 800 metre area through the southern portion of the grid.  The general values and orientation of the gold soil geochemistry is consistent with those found within the adjacent Skygold-Wildrose joint venture property to the east.  Soil sample results range up to 3,416.4 ppb gold in the Hepburn Lake Grid.

The single soil line completed on the Spanish Mountain Group indicates gold in soils with values up to 16.5 ppb.  The 4 rock samples obtained during soil sampling did not return significant values of gold (up to 12.9 ppb).  Silt sampling of streams draining this area returned values up to 23.6 ppb gold.

A two phase exploration program is recommended for the Acrex’s Spanish Mountain Property for 2006.  The targets for gold mineralization are structures that create traps for fluid migration.  A combination of magnetic and electromagnetic surveys, soil sampling, geological mapping and rock chip sampling is recommended for Phase I to assist in defining potential structures.  Phase II will consist of trenching and/or drilling of targets defined in Phase I.  Cost for this program is estimated at approximately $105,000 for Phase I and $250,000 for Phase II, for a total of $355,000.

2)  INTRODUCTION AND TERMS OF REFERENCE

Acrex Ventures Ltd. (“Acrex”) entered into an option agreement with vendor Lloyd Addie in July 2005 to acquire 100% interest in the Spanish Mountain property (“the property”).

The author of this report was retained by Acrex to conduct a field reconnaissance of the property and to prepare a summary report of work conducted on the claim group including recommendations for future work.  Work was conducted on the property during September 2005.  The author visited the property on September 25 and 26, 2005.  This report covers work completed on two separate claim blocks that make up the property.  The claim blocks are separated by approximately 4 kilometres, and are referred to as the Hepburn Lake (western) and Spanish Mountain (eastern) blocks in this report.  Mineral Tenure information was verified on the BC Ministry of Energy and Mines Mineral Titles website.

Acrex optioned the property following encouraging results of exploration on adjoining properties, particularly those reported by the joint venture work of Wildrose Resources Ltd. and Skygold Ventures Ltd.  Much of the content of this report has been compiled from information provided by summary reports of work completed on these adjoining properties.  This report also summarizes work completed by Acrex in 2005 on the claims under option, herein referred to as the property.

The author visited the property on September 25 and 26, 2005.  This report is prepared in compliance with the requirements of National Instrument 43–101 and is intended to be used as a supporting document to be filed with the British Columbia Securities Commission and the TSX Venture Exchange.

3)  DISCLAIMER

The author has prepared this report based upon information believed to be accurate at the time of completion, but which is not guaranteed. The author has relied on sources of information for the data contained in this report as follows: Compilation Report of Exploration Programs on the Spanish Mountain Property for Skygold Ventures Ltd., April 4, 2003 by Jay W. Page; British Columbia Ministry of Energy and Mines website “Map Place”; and Acrex Ventures Ltd. corporate files.  Some information provided in this report was obtained from recent press releases and articles authorized for distribution into the public domain by the participating companies.  In writing this technical paper the author relies on the truth and accuracy presented within the sources listed in the Reference section of this report.  The author does not claim responsibility for accuracy of information provided within these sources.

For information pertaining to ownership of claims on the property, the author has relied on information provided by the property vendor and Acrex, which to the best of my knowledge and experience is correct.  However, I disclaim responsibility for such information.

4)  PROPERTY DESCRIPTION AND LOCATION

The Spanish Mountain Property is located within the Cariboo Mining Division and consists of 2 claim blocks consisting of 8 claims totalling 1355.52 hectares (Figures 1 and 2).  The 2 claim blocks are centred around UTM coordinates zone 10, 5830000N/601000E and 5825000N/615000E, within mapsheets 093A.053, 054, and 063.  The claims are located approximately 5 kilometres from the village of Likely and 70 kilometres northeast of Williams Lake, BC.

FIGURE 1 – Property Location

   FIGURE 2 – Acrex Claim Holdings

Claims are listed in Table I, below.  All claims are located on crown land.  The claims have not been surveyed.  The Golden Airport, Gold Trend, Goldie, Gold and Gold 3 are referred to as the Hepburn Lake group in this report, and the Spanish 1, 2, and 3 are referred to as the Spanish Mountain group.

TABLE I

CLAIM INFORMATION

CLAIM NAME	RECORD NUMBER	CLAIM AREA (Ha)	ANNIVERSARY DATE
GOLDEN AIRPORT	510115	274.821	2006/04/03
GOLD TREND	514947	117.755	200/606/21
GOLDIE	517056	58.900	2006/07/12
GOLD	517007	19.635	2006/0/712
GOLD 3	517098	39.261	2006/07/12
SPANISH 1	502372	491.331	2006/01/12
SPANISH 2	502608	157.233	2006/01/12
SPANISH 3	503338	196.584	2006/01/14

The Company is required to make payments to the optionor (Lloyd Addie) totalling $100,000 and issue 200,000 shares over 4 years.   The Company will also be obliged to issue a further 200,000 shares to the optionor upon the receipt of a positive feasibility report.  The optionor retains a 3.0% net smelter return royalty of which the Company will be able to purchase 2.0% by paying $1,000,000 upon commencement of production from the property.

There are no environmental liabilities existing on the property.  The author foresees no permitting obstacles for a year round drill program or other work as required.

5)  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property covers the flanks and flat areas surrounding Spanish Mountain, to the south and west of Spanish Lake.  Elevations range from approximately 910 metres at Spanish Lake to 1470 metres on Spanish Mountain.  Outcrop is evident at higher elevations on hillslopes but is less exposed in the flat-lying lower elevations.

Access to the property from 150 Mile house is by paved road for 85 kilometres to Likely, then by the BR1300 Spanish Lake-Abbott Creek forestry road.  An extensive network of logging and mining access roads bisects both of the claim blocks.  These are in variable condition depending on the level of maintenance provided by on-going activities.

Climate is typical of central British Columbia with cold, snowy winters and long warm summers.  The area receives approximately 40 centimetres of annual precipitation, most of which falls as winter snow.

The village of Likely is located within 10 kilometres of the property and provides basic amenities such as motel, corner store, restaurant and fuel.  The area has a history of placer mining and heavy equipment is available for exploration work.  The larger city of Williams Lake, located approximately 70 kilometres south, provides further support for exploration and mining in the area.

The property is located within the Quesnel Highland of the Interior Plateau.  The Quesnel River drainage includes Spanish and Cedar Creeks, which drain the property area.  Most valley bottoms contain thick glacial cover attributed to Quaternary glaciation.

Hillsides support heavy growths of hemlock, balsam and cedar on northern slopes with spruce and pine on higher ridges.  Some of the property has been historically logged and contains various states of regenerated growth.

6)  HISTORY

The Cariboo region has a history as one of the most productive placer gold mining districts in British Columbia.  This includes rich discoveries of placer gold at Quesnel Forks near Likely, and in bench deposits along Cedar Creek in the Spanish Mountain area in 1921.

In 1933, gold was discovered in quartz veins on the northwest flank of Spanish Mountain.   Most of the following historic compilation is centred around these historic quartz vein discoveries, to the southeast of the Acrex property.  Workings on Spanish Mountain consisted of an open cut and a trench where several gold-bearing quartz veins were uncovered.  Prospecting and minor excavating was carried out between 1934 and 1938.  In 1938, Timmins Corporation completed two short adits on 2 quartz veins that were reported to be 1 to 2 metres wide.

Exploration for bedrock sources of the placer gold continued in the Spanish Mountain area with diamond drilling by El Toro BC Mines in 1946 and 1947 with limited success.  Zones of strong ankerite and silica alteration were reported with no significant mineralization.  In 1947, the area of interest was covered by the Mariner, Mariner 5 and Mariner 6, and the Mariner fraction claims.  In 1976, following a period of dormancy, the Mariner II claim group was staked over the main area of interest and a few samples were taken that returned low values.  Work continued in the area with variable success.  In 1978, Littlejohn noted the association of gold with the short tension-gash type quartz veining that parallel the Spanish Fault.  He recommended that soils sampling be carried out to locate veins buried under overburden.  In 1979, Aquarius Resources Ltd. and Carolin Mines Ltd. carried out a regional assessment of the Likely area and concluded that the Spanish Mountain area was of economic interest and worthy of continued exploration.

In 1979, the Mariner II claims were optioned to Schultz and Kutney who excavated several areas and obtained 68 rock samples from quartz veins and shear zones.  Eight samples assayed over 2 g/t gold.  Higher values were obtained, however they concluded that the mineralized veins were too scattered and the values too erratic to be of further interest.

In 1981, Aquarius Resources Ltd. carried out geophysical and geochemical surveys in the Spanish Mountain area.  A total of 588 soil samples were collected with 2% of the samples reported to return an average gold analysis of 590 ppb.  They concluded that high gold values in soils were probably taken near gold-bearing quartz veins within broader zones of low-grade replacement bodies within the underlying phyllites.

In 1983, Lacana Mining Corporation carried out an exploration program on claims in the area.  Work focussed on the area north of the Spanish Lake road with the collection of 900 soil samples and 179 rock samples.  Strong gold anomalies were found to be coincident with silicified argillite.  Further trenching of these areas was recommended.

In 1984, joint venture exploration partners Mt. Calvery Resources and Teck Corporation began a 3-phase program of exploration of properties in the Spanish Mountain area.  The program included 2,225 metres of trenching, 457 metres of diamond drilling in 10 holes and 589 metres of reverse circulation drilling in 10 holes.  Results included 26 metres of 0.19 oz/ton gold from one of the reverse circulation drill holes.  Further trenching and drilling was conducted in 1985.  A combination of diamond drilling and reverse circulation drilling was completed, with some holes being twinned by the two methods.  Diamond drill holes often returned much lower assay values than those returned from reverse circulation drilling.  This was considered to be the result of nugget effect of the gold distribution.

In 1987, Placer Dome Inc. conducted work on claims adjacent to the March claims (now within the Acrex claim option).   This work included 338.32 metres in 7 percussion drill holes.  Very high gold values were returned from overburden in these holes.  Placer concluded that these values were related to other adjacent showings.

From 1988 to 1999, exploration work was centred around the area of the historic Main Zone to assess for bulk-mining potential.  Imperial Metals Corporation conducted work of the main workings to determine if low-grade gold mineralized sedimentary rocks could be used as mill-feed for the Mount Polley Mine located 15 kilometres away.  A total of 64 truck loads were trucked to the Mount Polley facility.  The average gold content was found to be 3.02 g/t from the 1,908 dry tonnes shipped.  Imperial Metals concluded that the material was not suitable for blending with the Mount Polley mill feed.

In 2002, Wildrose Resources Ltd. completed geochemical sampling on their Armada claim.  In 2003, Skygold Ventures Ltd. extended the claim holdings through staking to the south and began exploration of the area.  Review of work conducted by Wildrose and Skygold indicates that soil anomalies have been delineated that trend to the northwest from the Main workings towards the Acrex optioned claims.

In 2004, Skygold conducted a 34-hole reverse circulation drill program.  The first 16 drill holes tested a number of targets both within the area of previously known mineralization and also on new targets on other parts of the property.  An area of 600 by 1,500 metres was tested, and significant results were returned from across the area.  Results included 13.7 metres grading 1.51 g/t gold.  Higher grade intercepts were obtained, including 1.5 metres grading 10.86 g/t gold and 1.5 metres grading 13.95 g/t gold.  Targets for the 2004 program were selected on a basis of soil and geophysical surveys completed in 2003 and on mechanical trenching completed in 2004.  Further drilling intercepted 2.47 g/t gold over 60.1 metres.  Skygold concluded that this work indicated the potential for both a lower grade and larger tonnage (bulk tonnage) style of mineralization and a higher grade and smaller tonnage (structurally controlled) style of mineralization.

During 2004 and 2005, Skygold Ventures Ltd. and Wildrose Resources Ltd. continued exploration of their joint venture property, including diamond and reverse circulation drilling.   In a November 25, 2005 news release, the companies announced that step out drilling dramatically extended the bulk tonnage mineralized corridor by over 450 metres to the north on the Spanish Mountain property.  Drill holes from within the central portion of the known zone continued to significantly expand the tonnage potential with some of the longest continuous intercepts received to date, including 135 metres of 1.00 g/t gold intersected in diamond drilling.

7)  GEOLOGICAL SETTING

REGIONAL GEOLOGY (from Bulletin 97, A. Panteleyev, D.G. Bailey, M.A. Bloodgood and K.D. Hancock)

The Quesnel and Horsefly rivers of central British Columbia traverse the northwesterly trending axis of the central Quesnel belt, known as the 'Quesnel Trough'. Recent economic interest has been concentrated on the Mount Polly (Cariboo-Bell) alkalic porphyry copper-gold deposit, the QR intrusion-related propylite-type gold deposit and the Frasergold and CPW (Spanish Mountain) auriferous quartz vein prospects in the black phyllite basal map unit.

Studies in the map area, all within 'Quesnel Terrane', confirm the presence of a regional synclinal structure formed within a Triassic continent-margin basin.  It was infilled first with Triassic sediments and then Triassic to Jurassic volcanic rocks.  Together these rocks constitute the Quesnel Trough.  The basal lithologic units consist of mid-Triassic siliceous rocks to mainly younger pelitic, thinly bedded deposits with overlying, more massive volcaniclastic sediments.  The younger epiclastic units pass upward or interfinger with Upper Triassic subaqueous volcanic deposits, mainly volcanic flow and breccia units.  They are overlain in turn by subaqueous to subaerial Lower Jurassic volcanic flow and pyroclastic rocks and overlapping lower to Middle Jurassic sedimentary assemblages.   The volcanic rocks, and some Early Jurassic plutons, form the extensive magmatic edifice that defines the medial axis of the Quesnel island arc.

The older, submarine lavas, mainly olivine and pyroxene basalts of alkalic basalt to basaltic trachyandesite composition, are overlain by both subaqueous and subaerial, dark green-grey to maroon-purple feldspathic lavas and pyroclastic deposits of trachybasalt to

   FIGURE 3 – Regional Geology

trachyandesite composition, alternatively classified as rocks of the absarokite-shoshonite series or shoshonite association.  Many of the lavas are characterized by analcite phenocrysts.  Modal quartz does not occur in any of the arc rocks; the majority of chemical analyses reveal alkalic whole-rock compositions with characteristic normative nepheline.

The basal clastic rocks now form a continuous structurally complex black phyllite to metapelite unit along the eastern side of the map area.  The rocks are well foliated at deeper structural levels but pass upward into weakly cleaved rocks.  They are overlain by thick panels of the extensively block faulted volcanic successions.  The basal sedimentary rocks are regionally metamorphosed to greenschist facies in the easternmost part of the map area.  Metamorphic grade in the volcanic rocks is subgreenschist, consistent with burial metamorphism.  Commonly there is extensive chloritization of mafic minerals; zeolite and calcite fill amygdules and occur in fractures in rocks throughout the region. Some zones of epidote, chlorite, tremolite, calcite and minor quartz represent locally developed propylitic alteration that can be related to nearby intrusive activity. Copper-gold and gold mineralization is associated with a number of the Early Jurassic diorite and zoned alkalic gabbro to syenite stocks that are intruded along the axis of the volcanic arc at intervals of about 11 kilometres.

The predominantly fine-grained clastic basin-fill rocks structurally overlie a thin, tectonically emplaced oceanic crustal slice, the Crooked amphibolite, part of the Slide Mountain Terrane.  It defines the terrane boundary with the older metamorphic rocks of the Barkerville Subterrane (a subdivision of Kootenay Terrane) to the east.  Middle Jurassic and younger polylithic conglomerate lenses and thinly bedded, fine-grained elastic rocks are preserved in narrow fault-bounded wedges along the western terrane boundary of the Quesnel rocks with Cache Creek Terrane.  In addition, a sinuous band of distinctive conglomerates of possible Cretaceous age and fluvial origin overlaps Quesnel arc rocks along Quesnel Lake and Quesnel River in the central part of the map area.

The volcanic rocks, and some Early Jurassic plutons, form the extensive magmatic edifice that defines the well mineralized medial axis of the Quesnel island arc.  Copper-gold and gold mineralization is associated with many of the stocks; major deposits are the Mount Polley porphyry copper deposit and QR gold mine.  The basal black phyllite assemblage contains gold-quartz veins and is the likely source-area for much of the placer gold in the Horsefly River and upper Quesnel River regions.  The potential of the gold-quartz veins has been examined in the past and prospects are now being tested for their bulk-mineable gold potential.

Eocene extensional faulting and magmatism disrupted the Quesnel Trough following a period of deep tropical weathering.  Graben development, with attendant ash-flow eruptions and lacustrine deposits, characterizes this time period.  Hydrothermal activity, possibly related to subvolcanic intrusions, produced tourmaline-sericite and propylitic alteration.  Elsewhere, incipient epithermal quartz-carbonate veining is evident.  Mid-Miocene and younger basalts covered parts of the Eocene grabens and older arc rocks of Quesnel Terrane, and the tectonic boundary with Cache Creek rocks to the west, a high-angle fault.  In places the basalt flows cap older Miocene fluvial systems that contain placer gold.  Both preglacial and postglacial rivers flowing out of the metamorphic highlands to the east have transported additional gold.  Perhaps more importantly, postglacial rivers and some of the smaller creeks have locally redistributed and concentrated gold from older placer deposits.  The main bedrock sources for the placer gold appear to be in the eastern part of the study area where Late Jurassic quartz veins occur in the basal black phyllite unit near the terrane boundary of Quesnellia and the high-grade metamorphic rocks of the Barkerville Terrane.

LOCAL GEOLOGY

The following paragraph was extracted from Jay W. Page, 2003 report for Skygold Ventures Ltd.

The Spanish Mountain area is underlain by a northwest trending assemblage of phyllite, shale and siltstone interbedded with volcanic tuff and debris flows.  Grey lithic tuff is the most abundant rock type with black graphitic siltstones containing rounded fragments of light grey tuffaceous rocks thought to be the result of debris flows.  Other rocks include carbonate rich volcanic wackes and mariposite altered crystal tuff.  Dykes and minor intrusions of diorite and rhyolite porphyry have been noted on the property.  Black graphitic shales and massive siltstone are the dominant rock types on the north slopes of Spanish Mountain with minor interbedded intermediate to felsic pyroclastics.  Volcanic rocks form the upper part of Spanish Mountain and its southern slopes.

The author did not discover any evidence of documented property scale mapping within the Acrex property.  The author conducted field reconnaissance over both of the claim blocks optioned by Acrex.  The lower elevation areas within the northwest claim block are predominantly covered in glacial and glaciofluvial deposits.  Road cuts expose a variety of sandy gravels with lesser till.  Discussion with local placer miners indicates that prospecting the gravels for placer gold deposits shows that the gravels may be in the order of 2 to 3 metres in depth where trenched to bedrock.

The higher elevation areas on the margins of Spanish Mountain within the eastern claim block have variable amounts of exposed bedrock, along road cuts and within ridges on the slopes.  The author noted both coarse wacke (volcanic tuff) and fine black shale rock types within the claim block.

8)  DEPOSIT TYPES (extracted from Bulletin 97)

The Quesnel Trough hosts a wide variety of mineral deposits.  The area contains 82 mineral occurrences recorded up to 1989 in the MINFILE property file system.  Fifty–six of these are bedrock hosted base and precious metal deposits with the remainder being placer deposits or other deposits including industrial minerals.

The main properties of economic significance host alkalic intrusion-related porphyry copper-gold deposits and gold-bearing propyllitic altered zones formed in volcanic rocks peripheral to intrusions.  These include the Mount Polley and Boss Mountain Mines, located to the west of the Spanish Mountain area.

Other important targets are the gold-bearing quartz veins hosted within black phyllite metasedimentary rocks, such as those explored by Skygold-Wildrose adjacent to the Acrex property.

Gold bearing quartz veins in black phyllite include two similar looking but possibly genetically distinctive types.  The veins in some black phyllite members have potential to be mined as large tonnage, low grade deposits.  Other veins systems exhibit the potential for high-grade production, with apparent low-temperature quartz-calcite veins indicating potential epithermal deposition.

The black phyllites that underlie the Acrex property have the potential to host both high-grade and bulk tonnage gold vein deposits.  The two styles of mineralization are thought to be similar in age with orogenic derivation.  The formation of quartz veins was synchronous with regional metamorphism and deformation.  Deformed and undeformed veins occur on all scales along the limbs and within the hinge zones of regional folds.  Vein fillings are likely the product of fluids that were generated during dewatering reactions during late Jurassic metamorphic events.  The fluids would have migrated along cleavage surfaces and deposited as veins in dilations zones.  Recent exploration indicates that where fluids migrated marginal to more porous wacke bedding, they may have deposited as replacements within these layers, creating broad zones with potential disseminated gold mineralization.

9)  MINERALIZATION

Skygold Ventures Ltd. reports that gold has been noted in a number of different modes and occurrences.  These include: axial plane shear zones that contain quartz veinlets with disseminated pyrite and anomalous gold; quartz veins near fold crests that contain more base metals (galena and sphalerite) and coarse visible gold; anastomising quartz stockworks that occupy shear zones in shaley siltstone with gold found as residual particles and wires within pyrite boxworks; quartz-carbonate-sericite veins mineralized with pyrite, galena, chalcopyrite, sphalerite and native gold within more competent siltstones and tuffs; and disseminated gold deposition in graphitic shale and siltstone with pyrite.

Bulletin 97 reports that the Spanish Mountain quartz veins contain gold and minor base metals.  Much of the area is affected by pervasive carbonate-silica replacements and listwanite alteration associated with quartz veins or fractures.  Gold occurs in quartz veins that range from less than 1 up to 4 metres in width.  The fracture-controlled style of mineralization suggests that the veins postdate metamorphism and deformation.  The mineralized zones are located on the northeast limb of a northwest trending anticline that is cut by numerous northwest trending thrust faults.  The northwest trending structures are crosscut by a series of prominent northeast to east trending normal faults.  These cross-cutting structures were found to control the mineralization.

The author noted coarse pyrite mineralization within both the shaley and tuffaceous rocks found during reconnaissance of the Acrex property.

10)  EXPLORATION

Acrex commenced preliminary prospecting and soil sampling on its Spanish Mountain property in 2005.  Areas of interest were primarily within the Hepburn Lake group where indications from information produced by the Skygold-Wildrose work gave a possible trend of soil anomalies onto the Acrex property.  On the Spanish Mountain group a single soil test line was completed and several exposures of bedrock were sampled.  A total of 4 silt samples, 4 rock samples, and 323 soil samples were obtained by Acrex from the property.

The sampling was taken by persons prospecting under contract to Acrex.  The author can only directly verify the location of soil line and rock sample flags as encountered during reconnaissance of the property, and must rely upon the professional measures used by others for aspects of sampling and sample security.  The author is very familiar with the prospectors utilized for this sampling and has no reason to believe that the sampling was not conducted in a professional manner.

Rock samples were grab samples intended to investigate the mineral potential of various rock units.  Samples were obtained by rock hammer and chisel method.  Samples were taken from sedimentary and volcanic rocks exposed along access roads and natural ridges within the property.  Soil samples were collected along surveyed lines at predetermined intervals.  Samples were taken by pick and shovel at average 40 to 50 centimetre depths.  Where streams were encountered, silt samples were collected.

Table 3 summarizes assay results from the rock samples.  Figure 5 presents the gold soil results from the Hepburn Lake Group grid.

Table 2 – Rock Sample Locations and Results

Sample #	UTM N	UTM E	Description	Au (ppb)
05SM-1	5825286	607906	Quartz in argillite, vuggy	6.3
05SM-2	5825126	607892	Rusty wacke, siliceous, minor py	12.9
05SM-3	5824835	607902	Rusty conglomerate, py, quartz	5.8
05SM-4	5824737	608058	Carbonate-argillite, rusty, minor qtz	9.0

SOIL AND SILT SAMPLING RESULTS

A small grid was established over the Hepburn Lake Group that included 6 lines spaced 200 metres apart with 25 metre stations.  A single test soil line of 1.5 kilometres length using 50 metre sample spacing was placed on the Spanish Mountain Group.

FIGURE 4 – Hepburn Lake Group Soil Grid – Gold Contoured

N
1400
1200
1000
800
600
400
200
0
0
200
400
600
800
1000
500
400
300
50
NS
0
200
400
600
800

ACREX VENTURES LTD

SPANISH MOUNTAIN PROJECT

SOIL GEOCHEMISTRY - GOLD

NS, "0" = no sample taken

The single soil line on the Spanish Mountain Group returned gold values up to 16.5 ppb.  These gold values are much lower than those returned from soils taken from the Hepburn Lake Group grid.  Further sampling is required to better evaluate the gold potential of this area.

The soil grid placed south of Hepburn Lake contained high gold values up to 3,416.4 ppb.  In general, a strong east-west trend to the higher values is evident.  The gold soil geochemistry anomaly trends coincident with the trend of geologic structures mapped in this area as shown on local and regional geological maps by BC Geological Survey and Skygold Ventures Ltd.  The gold trend also coincides well with the extrapolated trend from Skygold’s soil geochemical anomaly which lies to the east of the Hepburn Lake Group, as shown by the results of work on their property.

11)  DRILLING

Acrex has completed no drilling on the property since acquisition. Past drilling has been discussed in the History section of this report.

12)  SAMPLING METHOD AND APPROACH

Rock samples were grab samples intended to investigate the mineral potential of various rock units.  Samples were obtained by rock hammer and chisel method.  Samples were collected from sedimentary and volcanic rocks exposed along access roads and natural ridges within the property.

Soil samples were collected along surveyed lines at predetermined intervals.  Samples were obtained by pick and shovel at average 40 to 50 centimetre depths.  Where streams were encountered, silt samples were taken.  The majority of the soil sampling was conducted through the Hepburn Lake group where previous work indicated the potential for the extension of anomalous gold in soil geochemistry trending in that direction from the adjacent Skygold-Wildrose property.

13)  SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples were submitted to Acme Analytical Laboratories Ltd. (“Acme”) located in Vancouver, BC.  Acme is currently registered with ISO 9001:2000 accreditation.  The International Standards Organization (ISO) adopted a series of guidelines (ISO 9000 to 9004) for the global standardization of Quality Assurance for products and services.  A company seeking accreditation must implement and maintain a quality assurance system that is compliant with one of the three applicable models (i.e. ISO 9001, 9002 or 9003). Some of the aspects specifically addressed in a quality assurance system include:

•

Responsibility of management in defining and achieving quality goals,

•

Contract review to ensure customer needs are understood and met,

•

Procurement of supplies and services capable of delivering the desired level of quality,

•

Handling of material supplied by the customer to ensure integrity,

•

Controlling processes to ensure consistency of quality,

•

Inspection and testing to ensure that all work meets or exceeds quality criteria,

•

Correction and prevention of non-conformities (errors),

•

Training of staff, and

•

Statistical analysis to ensure quality criteria are met.

Acme utilizes standards and duplicate analysis of samples as part of their quality assurance.  The certificates of analysis indicate re-assay or duplicate analysis with the prefix “RE”.  Standards submitted during the analysis of samples are prefixed “STANDARD”.  The laboratory identifies and remedies situations where the analysis of duplicates or standards is not within allowable levels of variation.

Rock samples were briefly described in the field during collection.  The samples were placed into uniquely numbered plastic sample bags and sealed with plastic ties.   From point of collection until delivery to the courier, the samples were under complete control of the prospectors.

The assay laboratories catalogue all samples and assure a complete chain of custody of each sample through the analytical process.  At Acme Labs soil and silt samples were analyzed by the Group 1DX analysis that includes 30 elements by ICP methodology.  In the Group 1DX analysis a representative sample is crushed and pulverized to 95% passing 150 mesh.  A split of 15 grams is leached in hot Aqua Regia.  The resulting solution is analyzed by ICP-MS.  Rock samples were analyzed by Group 1D methodology where a representative sample is crushed and pulverized to 95% passing 150 mesh.  A split of 0.5 grams is leached in hot Aqua Regia.  The resulting solution is analyzed by ICP-ES.  The lab reports that solubility of some elements will be limited depending on mineral species present.  Refractory and graphitic samples can limit gold solubility.

14)  DATA VERIFICATION

The author cannot fully ensure the quality of the data and results presented in this report as much of the technical data has been derived from historical assessment files and other sources.  Therefore, the author must rely upon the professional measures used by the employees of the companies who completed the work.

The author conducted a reconnaissance of the property following completion of sampling undertaken by Acrex.  The author verifies that sample locations were evident by flagging tape, and that evidence of soil sampling by pick and shovel pitting was noted.  The author has no reason to doubt that samples were taken in a manner consistent with normal exploration practices.

15)  ADJACENT PROPERTIES

The Acrex Spanish Mountain property lies adjacent to the west and east of property currently being explored by Skygold Ventures Ltd. and Wildrose Resources Ltd.  The main mineralized zones on the Spanish Mountain property consist of gold-bearing quartz vein and stockwork veining in pyritic and graphitic shaley siltstone.  High-grade gold mineralization is associated with quartz veins and stockwork, and lower grade bulk tonnage style gold mineralization is disseminated with pyrite in graphitic silty shale.   Skygold and Wildrose have presented several news items for public release regarding their Spanish Mountain property.  The information presented in these releases is not necessarily indicative of the mineralization on the Acrex property.

A Skygold news release dated November 28, 2004, discusses the results of continued exploration of their property. This work is located within 7 kilometres of the Acrex eastern property and within 5 kilometres of the Acrex western property.  The news release reports:

Skygold Ventures Ltd. and Wildrose Resources Ltd. are pleased to announce that step out drilling has dramatically extended the bulk tonnage mineralized corridor by over 450 metres to the north on the Spanish Mountain property, Cariboo region of South Central British Columbia.  Drill holes from within the central portion of the known zone have also continued to significantly expand the tonnage potential with some of the longest continuous intercepts received to date.  Results for the first 6 holes out of 35 holes drilled since September have now been received.

Diamond drill holes 265 and 270, both intersected high-grade gold mineralization within wide zones of bulk mineable mineralization.  Hole 265, drilled 30 metres north of hole 260 intersected 135 metres of 1.00 g/t gold including 15.6 metres of 2.83 g/t and 19 metres of 1.92 g/t gold.   Hole 270 drilled from the collar of 261 and directed to the south, intersected two distinct zones of mineralization, the upper zone averaged 78.2 metres of 1.05 g/t gold including 32.5 metres of 2.14 g/t gold.  A second lower zone intersected in this hole averaged 88.44 metres of 1.01 g/t gold including 13.6 metres of 2.57 g/t gold.  This hole is the deepest hole reported to date with combined mineralized intercepts of over 166 metres with the hole ending in mineralization at 300.84 metres.

Hole RC304, drilled on trend and collared some 450 metres north of Hole RC250, has intersected 35.05 metres of 1.08 g/t gold including 10.66 metres of 1.51 g/t gold at the bottom of the hole. Hole RC303 drilled 60 metres south of RC304 intersected 10.97 metres of 0.93 g/t gold within a larger lower grade interval.  Both of these holes ended in mineralization.

Step-out and deep drilling has significantly expanded the potential of the Spanish Mountain property. Results to date confirm the presence of a large-scale bulk mineable gold system, which is wide open both along strike and at depth.  In addition, it is now believed that at least two distinct zones of mineralization have been intersected within interbedded shales and siltstones, these zone are stratigraphically above and below a more competent quartz wacke unit which hosts bonanza grade mineralization.  This stratigraphy has now been traced along the mineralizing trend for over 1200 metres and is mineralized about 250 metres across the axis and remains open east and west.

The Skygold website also contains graphical presentation of the soil geochemical gold anomaly that created interest for further exploration.  The gold in soil map was recreated for presentation on the Acrex Ventures Ltd. website.  The Acrex representation is presented below.

     FIGURE 5 – Gold in Soil Anomaly Reported by Skygold Ventures Ltd.

The anomalous gold in soils trend (100 and 400 ppb Au plotted) is shown to project to the northwest, towards, and apparently on to, the Acrex west claim block.

16)  MINERAL PROCESSING AND METALLURGICAL TESTING

N/A

17)  INTERPRETATION AND CONCLUSIONS

The Hepburn Lake Group soil geochemistry indicates strong gold values over a 1000 by 800 metre area through the southern portion of the grid.  The general values and orientation of the gold in soils geochemistry is consistent with those found within the adjacent Skygold-Wildrose joint venture property to the east.  The gold soil geochemical anomaly indicates a trend that is open to the east, west and south.  The northern boundary of the grid is cut off by Hepburn Lake and its associated valley bottom.

The single soil line completed on the Spanish Mountain Group indicates gold in soil values up to 16.5 ppb.  The 4 rock samples obtained during soil sampling did not return significant values of gold (up to 12.9 ppb).  Silt sampling of streams draining this area returned values up to 23.6 ppb gold.  The results of this sampling are inconclusive due to the constricted area sampled, however, preliminary conclusions indicate that the Spanish Mountain Group of the Acrex property may not contain the same potential for further exploration as the Hepburn Lake Group.

The valley bottom along the Spanish Creek corridor contains a significant amount of historic and current placer gold mining.  There is a documented presence of fluvial, glacial and glaciofluvial deposition along the valley bottom and margins.  Care is required when exploring for bedrock gold occurrences to ensure that values obtained are not due to the presence of gold in the overlying unconsolidated materials.   However, the on-going exploration within the valley, including that undertaken by Skygold-Wildrose, indicates that some of the best intersections of gold in bedrock occur within or in close proximity to some of the actively mined placer channels located along the slopes of Spanish Mountain.

18)  RECOMMENDATIONS

Based on the success to date of work conducted on the adjoining Skygold–Wildrose joint venture project, and by the results of soil sampling on the Acrex optioned claims, the author recommends that further exploration be conducted on the property.  A two-phase exploration program is recommended for the Acrex’s Spanish Mountain Property for 2006.

Phase I will consist of expanding the Hepburn Lake soil grid to the west and south, and infilling 100 metre spaced grid lines within the existing grid to total approximately 20 kilometres of line surveying and approximately 600 soil samples.  Mapping of both surficial materials and bedrock exposures is recommended during this phase.  Preliminary indications are that the surficial material cover throughout the grid is in the order of 2 to 3 metres depth.

On the Spanish Mountain Group, reconnaissance indicates that there are large areas of bedrock exposures available for mapping and sampling.  Emplacement of a soil sampling grid with 200 metre spaced lines and 50 metre spaced samples, to better cover the claim block is recommended, to total approximately 400 samples.

The targets for gold mineralization are structures that create traps for fluid migration.  In areas of overburden cover, geophysical surveys may best define potential structures.  A combination of magnetic and electromagnetic surveys is recommended to assist in defining potential structures.  All soil grid lines are to be surveyed for a total of approximately 50 line kilometres.

Phase II will consist of trenching and/or drilling of targets defined in Phase I.  Initial indications are that the soil cover within the Hepburn Lake grid area is of a depth that allows for trenching, and that high gold soil geochemical results indicate several areas warranting immediate further exploration.  An estimated 20 excavator trenches with 12 to 15 initial drill holes (1500 metres) are recommended for Phase II.

Cost for this program is estimated at approximately $105,000 for Phase I and $250,000 for Phase II, for a total of $355,000.

Respectfully submitted,

“Perry Grunenberg”

Perry Grunenberg, P.Geo.

January 30, 2006

Proposed Exploration Program Cost Estimation

Estimates include mobilization/demobilization and room and board costs.

PHASE 1

Soil Geochemical Surveys

Line surveying, sample collection and analysis, 1000 samples @ $55/sample              $ 55,000

Ground Geophysics

Magnetometer and EM, 50 kilometres @ $600/km

            30,000

Bedrock and Surficial Mapping and Sampling

20 days @ $750/day

             15,000

Geological Analysis and Reporting

              5,000

PHASE 2

Trenching

20 excavator trenches over 10 days @ $4000/day

            40,000

(including geology and sampling)

Drilling

Diamond Drilling - 1000 metres @ $150/m

                      150,000

(Including drill pad and access construction,

core logging, sampling and analysis)

Percussion Drilling - 500 metres @ $100/m

                        50,000

(Including drill pad and access construction,

logging, sampling and analysis)

Geological Analysis and Reporting

            10,000

TOTAL

             $355,000

19)  REFERENCES

ACREX VENTURES LTD. WEBSITE, News Releases and other related information.

BC Ministry of Energy and Mines Websites: The Map Place and Mineral Titles Online.

BEATON, R.H., 1979; Diamond Drilling Program, Easy 1 Mineral Claim, BC Ministry of Energy and Mines Assessment Report # 7635.

LIVGARD, E., 1982; Soil Survey on OCT #1 and OCT #2 MC., BC Ministry of Energy and Mines Assessment Report # 10,763.

MICKLE, R., 1979; Geochemical Soil Survey, Easy 1 M.C, BC Ministry of Energy and Mines Assessment Report # 7635.

PAGE, J.W., 2003; Compilation Report: A Summary of the Exploration Programs and Results, The Spanish Mountain Property for Skygold Ventures Ltd.

PANTELEYEV, A., BAILEY, D.G., BLOODGOOD, M.A., AND HANCOCK, K.D. 1996, Geology and Mineral Deposits of the Quesnel River – Horsefly Map Area, Central Quesnel Trough, British Columbia, BC Ministry of Energy and Mines Bulletin # 97.

ROBB, W., 1996; Rock Geochemical Sampling Program on the Don Group of Mineral Claims, BC Ministry of Energy and Mines Assessment Report # 24,390.

SKYGOLD VENTURES LTD., News Releases and other related information.

TRIBE, N.L., 1981; Report on Reconnaissance Geological Mapping and Sampling, Mariner II Claim, Spanish Mountain Area, BC Ministry of Mines Assessment Report # 8636.

VON ROSEN, G., 1979; Memorandum Report on TAM Mineral Claim, BC Ministry of Energy and Mines Assessment Report # 8219.

20)  QUALIFICATIONS

I, Perry Grunenberg, hereby certify that:

1.

I am an independent Consulting Geologist with P&L Geological Services having an office at 3728 Ridgemont Drive, Lac Le Jeune, British Columbia, Canada, V1S 1Y8.

2.

I am a graduate of the University of British Columbia with the degree of Bachelor of Science in Geology (1982).

3.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (Registration No. 19246) and a Fellow of the Geological Association of Canada (Membership No. F5203).

4.

I have practiced my profession in North America since 1982, having worked as an employee and consultant for Major Mining Corporations and Junior Resource Companies.

5.

As a result of my experience and qualification I am a Qualified Person as defined in National Instrument 43–101.

6.

This report is based upon a personal examination of available company and government reports pertinent to the subject property.  I also conducted a property examination on Acrex’s Spanish Mountain property on September 25 and 26, 2005.

7.

I have prepared all sections of this report as well as draft illustrations.  Sources of information are noted within the report.

8.

In the disclosure of information relating to title of the optioned claims I have relied on the information provided to me by Acrex Resources Ltd. and the property vendor.  I disclaim responsibility for such information.

9.

As of the date of the certificate, I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

“Perry Grunenberg”

January 30, 2006

Perry Grunenberg, P.Geo.

Lac Le Jeune, B.C.

Consulting Geologist

3.

Finger Lake Property

By an Agreement dated January 26, 2006 with Frederick Critchlow (“Critchlow”), an arm’s-length person, the Company agreed to put up the funding required ($9,800) for Critchlow to file not less than 1,200 claims within a 1,000 square kilometer area on the Finger Lake River south of the town of Vanderhoof in central British Columbia, Canada.  The Agreement acknowledges that the newly acquired claims are owned by Critchlow but subject to the right of the Company to require Critchlow to grant to it options to purchase all or portions of the claims in blocks not exceeding 400 claims.  Each such option agreement will require that the Company, to acquire ownership of the claims covered by the Agreement:

(a)

Pay to Critchlow $10,000 and to pay an additional $55,000 by instalments in 2007, 2008 and 2009;

(b)

Issue Critchlow 400,000 shares of which 50,000 shares will be issuable upon the Option Agreement being accepted for filing by the TSX Venture Exchange, with three further tranches of 50,000 shares each in the first, second and third years thereafter - and with the final 200,000 shares being issued if the Company, as a result of its work on the Property, obtains a positive feasibility study report on the Property.  If the Company acquires ownership of the claims they will be subject to the reservation to Critchlow of a 2.5% net smelter return royalty entitlement.  The Company will have the right to repurchase 0.5% NSR for $500,000 to a maximum purchase of 1.5% NSR.

4.

Permitting

The Company foresees no permitting obstacles for the work that it might conduct on its various properties in 2006 and 2007.  If and when larger programmes are undertaken various permits will be required from the applicable governmental authorities - which will include permits from the Departments concerned with preventing damage to the environment or to fisheries.  All of the permits that the Company will require in the foreseeable future are permits which are normally available upon making the properly supported application and paying whatever may be the relatively nominal government fees.

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

E.

General

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

B.

Liquidity and capital resources

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. At May 31, 2006, the Company had not yet achieved profitable operations, has accumulated substantial losses since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Because of the “start-up” status of the Company it does not have liquidity, either short or long term.  It does not have any material unused sources of liquidity.  The Company does not have sufficient working capital to carry forth any work on the Properties other than the programmes which are expected to be done prior to mid- 2007.

The Company had working capital as of May 31, 2006 of approximately $1,290,000.  The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the monies which have been spent acquiring and exploring the Properties.

The Company does not have any material commitments for capital expenditures.  The Company does not have any debt instruments outstanding.  The Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company’s expenditures to date have satisfied the various conditions necessary to maintain the Company’s 50% interest in the Michaud Joint Venture and to maintain the Company’s option rights pursuant to the agreements it holds on the Spanish Mountain and Finger Lake properties.

C.

Contractual Obligations

(a)

To pay its 50% share of any expenditures agreed upon by the Michaud Joint Venture;

(b)

To pay the Company’s President, T.J.M. Powell, $9,000 per month for his management services to the Company and to pay the Company’s President $2,500 per month as fees for his acting as a director of the Company - pursuant to unwritten agreements.

(c)

To pay for auditing, accounting, legal, geological or other services rendered to the Company – and for all office costs – pursuant to unwritten agreements.

The Company’s contractual obligations and liabilities as of December 31, 2005 were only its normal year-end accounts payable of $33,306.

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

Item 6.

Directors, Senior Management and Employees

A.

Directors and senior management

Name, age and countries of residence	Offices held with the Company	Principal business activities outside the Company
T.J. Malcolm Powell Age 65 Canada	Director, Promoter and President and Chief Executive Officer of the Company since August 3, 2000

Engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.  Since November, 1998 investor, shareholder and public relations agent for the Lang Group of Companies in Vancouver, B.C.

Frank A. Lang Age 82 Canada	Director and Chairman of the Board since October 2, 2001	Director and President or Chairman of the various companies comprising the Lang Group of Companies; President and CEO of Cream Minerals Ltd. and Chairman of Sultan Minerals Inc.
Carl R. Jonsson Age 71 Canada	Director since November 30, 1998. Secretary since August 3, 2000. Chief Financial Officer	Principal/Partner of Vancouver law firm Tupper Jonsson & Yeadon, Solicitors for the Company. Director of various public companies
Gregory G. Crowe Age 52 Canada	Director since July 25, 2001

P.Geol.  P.Geo.   Self-employed as geological consultant.  Employee, Director and Executive Officer of Yuma Copper Corp. from 1994 to December, 1997.  Director, President and CEO of Entreé Gold Ltd. since July, 2002

Arthur G. Troup Age 62 Canada	Director since September 25, 2001	Since January 1997 Vice-President Exploration of the companies comprising the Lang Group of Companies. Prior to that, self-employed as consultant
Robin M. Merrifield Age 63 Canada	Director since December 5, 2005

Vice-President - Finance, Kumtor Operating Company in Kyrgystan 1997 - August 2001;  Director of Corporate Communications for Sultan Minerals Inc. March 2004 - March 2006;  Chief Financial Officer, Gulf International Minerals Ltd., London, England - October 2004 - September 2005;  Senior Vice-President of Eurasia Energy Ltd. April 1, 2006 - present

The Lang Group of Companies are publicly traded companies controlled by Frank A. Lang.  They are ValGold Resources Ltd., Emgold Mining Corporation, Sultan Minerals Inc., and Cream Minerals Ltd.

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

Mr. Powell has, since November, 1998, acted in an independent contractor capacity, as the person responsible for shareholder, investor and public relations for the various companies comprising the Lang Group of Companies – on a full-time basis until November 30, 2001, and since then on a part-time basis.  Mr. Powell is able to achieve this arrangement as he, the Company and the Lang Group of Companies share office space.

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

Frank A. Lang, M.A., P.Eng.

Mr. Lang has no assigned responsibilities except to act as the Chairman of the Board and provide incidental public Company and mineral exploration advice to the Board of the Company and to members of the Company’s management.  Mr. Lang was appointed to his positions with the Company on October 2, 2001 and does not expend, or consider that he will be expected to expend, more than 1% of his time on the affairs of the Company.  Mr. Lang has no contractual relationship with the Company.  He is currently paid a Director’s fee of $2,500 per month.

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

Gregory C. Crowe, M.Sc., P.Geo., P.Geol.

Mr. Crowe, as a Director of the Company, has no responsibilities except to participate as a Director of the Company and to provide advice to the Board and to Management on occasion – primarily of a geological nature.  Mr. Crowe is a registered P.Geol. in the Province of Alberta and a registered P.Geo. in the Province of British Columbia.  Mr. Crowe, until May, 2002, devoted an estimated 10% of his time to the Company.  For the period between June, 2002 and mid-July, 2002 he was employed full-time in supervising and conducting work on or in relation to the Property.  He earlier, for a period, acted as Vice-President Exploration of the Company.   He does not have a written contractual relationship with the Company.

During the past several years Mr. Crowe has acted as a geological consultant to various companies involved in mineral exploration and has served on the Board of Directors of several junior resource companies.  Since July , 2002 Mr. Crowe has been the President and Chief Executive Officer of Entree Gold Inc. - which is conducting mineral exploration programs on properties in Mongolia.  Mr. Crowe has been active in mineral exploration for 20 years.  For the period between October, 1994 and December 1997, Mr. Crowe was a director, officer and employee of Yuma Copper Corporation.

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

During the past 5 years Mr. Troup has been the Vice-President Exploration of the Lang Group of Companies.  Latterly his principal activity has been as President of Sultan Minerals Ltd. - a member of the Lang Group.  Mr. Troup has been active in mineral exploration for more than 30 years.

Robin M. Merrifield

Mr. Merrifield, as a Director of the Company, has no responsibilities except to participate as a Director of the Company and to act as a member of its Audit Committee, and to provide advice to the Board and to Management on occasion - primarily of an administrative or financial nature.  Mr. Merrifield is a member of the South African Institute of Chartered Accountants.  Since his appointment he has devoted an estimated 2% of his time to the Company.  He does not have a contractual relationship with the Company.

During the past 5 years Mr. Merrifield’s employment - except during the period between September 2001 and February 2004, when he was retired - has been as a Chief Financial Officer or Vice-President of Finance of companies involved in mining and mineral exploration in various countries - Canada and elsewhere.  Mr. Merrifield has been qualified as a South African Chartered Accountant since 1969.

B.

Compensation

(a)

T.J. Malcolm Powell was not paid any compensation for services to the Company for the period ending May 30, 2002.  He is now paid $9,000 per month for his management services to the Company.  The funds are paid to him indirectly through the payment of his wholly owned private company, Arbutus Enterprises Ltd.

(b)

Arthur Troup, Gregory Crowe and Robin Merrifield are not paid for their services to the Company as a Director or member of the Audit Committee - although Gregory Crowe was in earlier years paid fees for occasional geological services rendered to the Company.

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

(f)

All of the Directors have been granted share purchase incentive options entitling them to purchase the numbers of common shares of the Company as follows:

T.J. Malcolm Powell

200,000 shares exercisable until June 3, 2007 at $0.30 per share;  340,000 shares exercisable until November 4, 2008 at $0.28 per share;  and 360,000 shares exercisable  until  July 7, 2010 at $0.12 per share

		Total - 900,000
Frank Lang

100,000 shares exercisable until June 3, 2007 at $0.30 per share;  25,000 shares exercisable until November 4, 2008 at $0.28 per share;  and 25,000 shares exercisable until July 7, 2010 at $0.12 per share

		Total - 150,000
Gregory Crowe

150,000 shares exercisable until June 3, 2007 at $0.30 per share;  75,000 shares exercisable until November 4, 2008 at $0.28 per share;  and 25,000 shares exercisable until July 7, 2010 at $0.12 per share

		Total - 250,000
Arthur Troup

100,000 shares exercisable until June 3, 2007 at $0.30 per share;  100,000 shares exercisable until November 4, 2008 at $0.28 per share;  100,000 shares exercisable until October 13, 2010 at $0.12 per share;  and 50,000 shares exercisable until July 7, 2010 at $0.12 per share

		Total - 350,000
Carl Jonsson

50,000 shares exercisable until June 3, 2007 at $0.30 per share;  25,000 shares exercisable until November 4, 2008 at $0.28 per share;  and 25,000 shares exercisable until July 7, 2010 at $0.12 per share

		Total - 100,000
Robin Merrifield	100,000 shares exercisable until December 5, 1010 at $0.12 per share	Total - 100,000
	TOTALS:	1,850,000

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

2.

All Directors, when elected or appointed, are to hold office until the next Annual General Meeting of the Shareholders that is held, at which time it is deemed that they all cease to hold office and are subject to reappointment at the Meeting.  The next Annual General Meeting of the Shareholders of the Company has been scheduled to be held June 5, 2006.

3.

None of the service contracts under which Directors supply services to the Company have any provisions for individuals receiving benefits on any termination of such contracts.

4.

The members of the Audit Committee – currently comprised of Directors Frank Lang, Arthur Troup and Robin Merrifield – receive no separate remuneration for acting as a member of the Committee, nor are their appointments for any fixed term.  Their appointments are not subject to any specific terms of reference.

D.

Employees

The Company does not have any employees – nor has it ever had any employees.

E.

Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below – which are the percentage of the Company’s 15,079,491 issued shares also set opposite their names:

Name of Director and Officer	Shares held	Percentage of issued shares - %
T.J. Malcolm Powell	1,433,565	5.43
Frank A. Lang	421,833	1.6
Carl R. Jonsson	275,525	1.04
Greg Crowe	23,196	0.001
Arthur G. Troup	85,100	0.003
Robin M. Merrifield	50,000	0.002

Of the shares shown held by Mr. Powell, a portion is held by him directly and a portion is held by Mr. Powell’s wholly owned company Arbutus Enterprises Ltd.

During the last completed fiscal year – January 1, 2005 to December 31, 2005 - the Company has issued shares on a number of different dates for different prices and consideration – as detailed in Item 10.A.3 below.

During the past three years there was no change in the voting rights attached to the Shares – nor any other special rights or restrictions attached or changed.  All of the Shares comprising the Company’s authorized and issued capital are voting common shares, with each share carrying 1 non-cumulative vote.  All decisions with respect to the issuance of Shares and the terms thereof are by resolution of the Board of Directors of the Company.

Item 7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

1.

A major shareholder is a shareholder owning directly or indirectly more than 5% of the issued shares of the Company.

To the best of the knowledge of the Company and its management the only shareholder holding directly or indirectly more than 5% of the issued shares of the Company is its President, T.J. Malcolm Powell, the direct and indirect holder of 1,433,565 shares of the Company, being 5.43% of the issued shares of the Company.  This does not constitute any significant change in the percentage ownership held by any major shareholders during the past three years.  Mr. Powell does not hold any voting rights from other shareholders.

2.

The Company is not, to the best of the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

3.

The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares.  As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at May 31, 2006 the Company had 67 shareholders of record of which 60 were resident outside of the United States holding between them 26,111,401 shares, and 7 were resident in the U.S.A. holding between them 278,160 shares.

4.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.

Related party transactions

(a)

There have not been any material related party transactions between the Company and any of the directors, officers, associates or major shareholders of the Company since January 1, 2005.

(b)

Certain directors have received compensation – as disclosed in Item 6A above.

Item 8.

Financial Information

A.

Financial Statements and Other Financial Information

1.

Exhibited hereto are the following financial statements prepared as at the last fiscal year-end,  December 31, 2005, with comparative figures shown as of December 31, 2004 and 2003, with attached audit report;

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

B.

Trading of the Company’s shares on the Canadian Venture Exchange (now the TSX Venture Exchange) was suspended until May 16, 2002.  The following trading information is given for the following specified periods since then, for trades on the Exchange.

Periods	High - $	Low - $

May 31, 2002 - December 31, 2002

January 1, 2003 - December 31, 2003

January 1, 2004 - March 31, 2004

April 1, 2004 - June 30, 2004

July 1, 2004 - September 30, 2004

October 1, 2004 - December 31, 2004

January 1, 2005 - March 31, 2005

April 1, 2005 - June 30, 2005

July 1, 2005 - September 30, 2005

October, 2005

November, 2005

December, 2005

January, 2006

February, 2006

March, 2006

April, 2006

May, 2006

	0.43 0.40 0.315 0.27 0.275 0.245 0.20 0.145 0.14 0.14 0.18 0.14 0.225 0.22 0.22 0.46 0.445	0.15 0.135 0.20 0.14 0.15 0.185 0.115 0.095 0.095 0.085 0.08 0.095 0.11 0.17 0.18 0.195 0.18

The shares of the Company trade only on the TSX Venture Exchange – in Canada.

Item 10.

Additional Information

A.

Share capital

1.

The authorized capital of the Company consists of an unlimited number of common voting shares without par value.  As at the close of business on the date of this Statement there are 26,389,561 shares issued – all of which were issued as fully paid shares.  Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below.  Certain of the options are held by Company Directors as detailed in Item 6.B above.

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

2.

As of the date of this Statement there are share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

Number of shares issuable upon exercise of warrants and options	Warrant exercise price per share	Expiry dates
3,000,000	$0.30	May 2, 2007

3.

During the  fiscal year ended December 31, 2005 the Company issued shares as follows:

No. of Shares issued	Dates, Terms and Conditions
6,587,500	Issued as described in Item 4.A.3. Each share was issued with an attached share purchase warrant or half-warrant
50,000	Issued to Tom Cherry pursuant to option agreement on Referendum property February 22, 2005
50,000	Issued to Lloyd Addie as consideration pursuant to Spanish Mountain option - on August 16, 2005

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

2.

Option Agreement dated February 10, 2005 with Tom Cherry relating to the Referendum Property - described in Item 4.B.2.

3.

Option Agreement dated July 23, 2005 with Lloyd Addie relating to the Spanish Mountain property - described in Item 4.B3.

4.

Option Agreement dated January 26, 2006 with Frederick Critchlow relating to the Finger Lake property - described in Item 4.B.3.

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

(b)

The financial expert serving on the audit committee is Mr. Robin M. Merrifield.

Item 16B.

Code of Ethics

The Company has not adopted a Code of Ethics.  It has not considered a Code of Ethics necessary due to the small size of its exploration activities and financing – and the small number of persons comprising its Board and Management.

Item 16C.

Principal Accountant Fees and Services

(a)

For 2005 the Company’s auditor’s fees were $15,500.  The auditor’s fees for 2004 were $15,100.

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

Item 18.

Financial Statements and Exhibits

Index of Exhibits attached:   Financial Statements audited as at December 31, 2005 - with comparative figures for 2004 and 2003 attached.  The Statements include U.S. oriented Comments by the Auditors and Note 13 dealing with U.S. Generally Accepted Accounting Principles.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2005, 2004 AND 2003

1.  AUDITORS’ REPORT

2.  STATEMENTS OF LOSS AND DEFICIT

3.  BALANCE SHEETS

4.  STATEMENTS OF STOCKHOLDERS' EQUITY

5.  STATEMENTS OF CASH FLOWS

6.  NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of ACREX Ventures Ltd.

We have audited the accompanying balance sheets of ACREX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2005 and 2004 and the statements of loss and deficit, stockholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Amisano Hanson”
April 7, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has reported recurring losses, is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 7, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Amisano Hanson”
April 7, 2006	Chartered Accountants

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

	2005	2004	2003
EXPENSES
Management fees - Note 7	$138,000	138,000	86,000
Stock-based compensation - Note 6	73,884	-	112,000
Legal - Note 7	53,802	59,793	64,311
Office and general	37,102	40,700	28,884
Consulting – Note 7	400	9,202	44,290
Promotion and travel	41,785	31,199	29,780
Accounting	33,630	35,700	36,798
Advertising	23,432	41,213	3,114
Investor relations	61,419	23,677	25,933
Filing fees	23,065	6,244	14,718
Rent	10,680	12,502	14,400
Transfer agent fees	9,151	7,888	7,192
Insurance	2,500	500	2,188
Business investigation costs	-	-	5,699
Gain on sale of interest in mineral property	(94,999)	(12,049)	-
Loss on termination of mineral property option	97,383	-	-
	(511,234)	(394,569)	(475,307)
Net loss before other items and income taxes	(511,234)	(394,569)	(475,307)
OTHER ITEMS
Interest income	9,444	10,631	22,028
Write-down of marketable securities	(30,500)	(25,409)	-
	(21,056)	(14,778)	22,028
Net loss before income taxes	(532,290)	(409,347)	(453,279)
Future income tax recovery	22,263	-	-
NET LOSS	(510,027)	(409,347)	(453,279)
Deficit, beginning of year	(3,781,690)	(3,372,343)	(2,919,064)
DEFICIT, end of year	$ (4,291,717)	(3,781,690)	(3,372,343)
NET LOSS PER SHARE - BASIC / DILUTED	$(0.03)	(0.03)	(0.05)
WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	17,585,434	13,168,301	9,866,402

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2005 and 2004

Expressed in Canadian dollars

	2005	2004
ASSETS
Current
Cash and short-term investments	$408,332	229,231
Marketable securities, at market (cost: $71,909; 2004: $41,909)	16,000	16,500
Other receivables	11,667	16,230
Total current assets	435,999	261,961
Mineral properties - Note 3	1,152,693	1,054,344
Total assets	$1,588,692	1,316,305
LIABILITIES
Current
Accounts payable and accrued expenses - Note 7	$33,306	54,712
Total liabilities	33,306	54,712
STOCKHOLDERS' EQUITY
Share capital - Notes 4 and 10	5,629,706	4,931,283
Contributed surplus - Note 5	217,397	112,000
Deficit	(4,291,717)	(3,781,690)
Total stockholders' equity	1,555,386	1,261,593
Total liabilities and stockholders' equity	$1,588,692	1,316,305

Nature and Continuance of Operations - Note 1

Commitments - Notes 3, 4 and 6

Subsequent Events – Note 10

APPROVED ON BEHALF OF THE BOARD:

“Malcolm Powell”

“Carl Jonsson”

Director

Director

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance, December 31, 2002	8,038,616	$ 3,876,123	$ -	$(2,919,064)	$ 957,059
2003
Common stock issued for:
Cash (net of issue costs of $124,420)	5,029,000	977,960	-	-	977,960
Finder's fee	100,000	25,000	-	-	25,000
Stock-based compensation	-	-	112,000	-	112,000
Net loss	-	-	-	(453,279)	(453,279)
Balance, December 31, 2003	13,167,616	4,879,083	112,000	(3,372,343)	1,618,740
2004
Common stock issued for:
Cash (net of issue costs of $10,300)	250,000	52,200	-	-	52,200
Net loss	-	-	-	(409,347)	(409,347)
Balance, December 31, 2004	13,417,616	4,931,283	112,000	(3,781,690)	1,261,593
2005
Common stock issued for:
Cash (net of issue costs of $101,962)	6,587,500	736,568	-	-	736,568
Mineral properties	100,000	14,000	-	-	14,000
Agent’s fee	10,875	1,631	-	-	1,631
Agents’ options and warrants	-	(31,513)	31,513	-	-
Future income taxes on
expenditures renounced to
shareholders	-	(22,263)	-	-	(22,263)
Stock-based compensation	-	-	73,884	-	73,884
Net loss	-	-	-	(510,027)	(510,027)
Balance, December 31, 2005	20,115,991	$ 217,397	$ 217,397	$(4,291,717)	$ 1,555,386

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

	2005	2004	2003
OPERATIONS
Net loss	$(510,027)	(409,347)	(453,279)
Add (deduct) items not involving cash:
Loss on termination of mineral property option	97,383	-	-
Write-down of marketable securities	30,500	25,409	-
Stock-based compensation	73,884	-	112,000
Future income tax recovery	(22,263)	-	-
Gain on sale of interest in mineral property	(94,999)	(12,049)	-
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	4,563	36,246	(22,462)
Increase (decrease) in accounts payable and accrued expenses	(21,406)	(44,271)	83,529
Cash used in operations	(442,365)	(404,012)	(280,212)
FINANCING
Shares issued	738,199	52,200	977,960
Cash provided by financing	738,199	52,200	977,960
INVESTING
Proceeds on sale of mineral properties	65,000	5,000	15,000
Increase in mineral properties	(181,733)	(452,311)	(232,591)
Purchase of marketable securities	-	(6,659)	-
Cash used in investing	(116,733)	(453,970)	(217,591)
Increase (decrease) in cash	179,101	(805,782)	480,157
Cash and short-term investments, beginning of year	229,231	1,035,013	554,856
CASH AND SHORT-TERM INVESTMENTS, end of year	$408,332	229,231	1,035,013

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$-	-	-
Cash paid during the year for income taxes	$-	-	-

Non-cash transactions - Note 9

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

1.  NATURE AND CONTINUANCE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX").

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

At December 31, 2005 the Company was in the process of exploring its principal mineral properties (held under options) and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  At December 31, 2005, the Company had not yet achieved profitable operations, has accumulated losses of $ 4,291,717 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

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

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Marketable securities - Marketable securities are carried at the lower of cost or market value

.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

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

Asset Retirement Obligations - The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At December 31, 2005, the fair value of the mineral properties’ site restoration costs are not significant.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation – The Company has a stock option plan which is described in Note 6.  The Company follows the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense, and agents’ options and warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs.  On the exercise of stock options and agents’ options and warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

Loss per share - The Company uses the “treasury stock method” in computing earnings per share.  Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended December 31, 2005, 2004 and 2003 the existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

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

Flow-through shares - The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone future tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the expenditures  renounced to subscribers.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after March 19, 2004.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

3.  MINERAL PROPERTIES

December 31, 2004:

		Raglan
	Michaud	Ungava	Total
Acquisition costs
Balance, beginning of year	$25,000	$4,952	$29,952
Reduction in cost due to sale of interest	-	(4,952)	(4,952)
Balance, end of year	25,000	-	25,000
Exploration costs
Balance, beginning of year	577,032	-	577,032
Drilling	272,643	-	272,643
Support	76,246	-	76,246
Consulting	70,461	-	70,461
Assays	27,517	-	27,517
Field vehicles	2,750	-	2,750
Core facilities	2,200	-	2,200
Surveying and line cutting	495	-	495
Balance, end of year	1,029,344	-	1,029,344
	$1,054,344	$-	$1,054,344

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

3.  MINERAL PROPERTIES (continued)

December 31, 2005:

			Spanish
	Michaud	Referendum	Mountain	Total
Acquisition costs
Balance, beginning of year	$25,000	$-	$-	$25,000
Acquisition fees	-	13,500	10,500	24,000
Less: termination of
mineral property option	-	(13,500)	-	(13,500)
Balance, end of year	25,000	-	10,500	35,500
Exploration costs
Balance, beginning of year	1,029,344	-	-	1,029,344
Drilling	52,206	47,771	-	99,977
Consulting	7,019	20,241	2,977	30,237
Surveying and linecutting	5,784	5,553	4,336	15,673
Assays	5,504	4,062	5,112	14,678
Other	1,681	6,256	3,230	11,167
Less: termination of
mineral property option	-	(83,883)	-	(83,883)
Balance, end of year	1,101,538	-	15,655	1,117,193
	$1,126,538	$-	$26,155	$1,152,693

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

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area. On November 26, 2004, the Company entered into a Joint Venture Agreement with Moneta to engage in the exploration, development and mining of the second area. The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

In order to earn an additional 20% interest in the second area the Company was required to give notice to Moneta by December 31, 2004 of its intent to expend a minimum of $2,750,000 on exploration of the property by May 15, 2007. The Company decided to not give such notice and as a result relinquished the right to earn the additional 20% in the second area.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

3.  MINERAL PROPERTIES (continued)

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

The Company may earn the interest by making cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payments	Issuances
July 25, 2005 (completed)	$ 5,000	50,000
April 25, 2006	5,000	-
July 25, 2006	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-
	$ 100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

Referendum claims, British Columbia, Canada - On February 10, 2005, the Company entered into an Option Agreement to acquire a 100% interest in the Referendum gold-copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.

The Company terminated its option on the Referendum claims on August 5, 2005 and wrote off the related costs totalling $97,383.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003, the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

In 2003 the Company granted Resolve Ventures Inc. ("Resolve") an option to acquire a 70% interest in the claims. Pursuant to the option, Resolve made cash payments to the Company of $20,000 and issued 150,000 Resolve shares.

On July 24, 2005, the Company sold 100% of its interest in these claims to Resolve for a further cash payment of $65,000 and an additional 500,000 common shares of Resolve. The Company will retain a three percent net smelter royalty on these claims.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

4.  SHARE CAPITAL

On November 16, 2004 the shareholders of the Company passed a special resolution providing that the articles of the Company be altered by canceling the existing articles and creating and adopting of new articles. Included in the new articles was an amendment to allow an increase of authorized share capital to an unlimited number of common voting shares without par value.

The following share transactions occurred during the years ended December 31, 2005 and 2004:

(i)  On October 18, 2005, the Company issued 650,000 units at $0.12 per unit for gross proceeds of $78,000 pursuant to a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 until October 18, 2006.

(ii)  On May 16, 2005, the Company issued 4,336,500 units at $0.12 per unit for gross proceeds of $520,380 pursuant to a brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 until May 16, 2006. The agent received a commission of $52,038 and an option to acquire 520,380 units at $0.12 per unit until May 16, 2006. The Company has recognized a share issue cost of $23,996 as the fair value of the agents’ options.

(iii)  On March 24, 2005, the Company issued 1,200,000 units at $0.15 per unit for gross proceeds of $180,000 pursuant to a brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 24, 2006. The agents received fees and commissions of $15,400, 10,875 common shares and 190,875 warrants exercisable at $0.15 until March 24, 2006. The Company has recognized a share issue cost of $7,517 as the fair value of the agents' warrants.

(iv)  On March 10, 2005, the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 pursuant to a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 10, 2006.

(v)  On December 31, 2004, the Company issued 250,000 units for proceeds of $62,500 pursuant to a brokered private placement.  Each unit consisted of one flow-through share and one-half share purchase warrant.  One full warrant entitled the holder to acquire a non flow-through common share at a price of $0.25 until December 30, 2005. The agent was paid a commission of $5,000, an administration fee of $5,000, and was issued 37,500 agent's warrants. The agent's warrants had the same terms as the warrants issued to the placees.

Escrow shares - No shares (2004: 192,511) were held in escrow as of December 31, 2005.  Escrow shares were released semi-annually on a pro-rata basis, with the final release occurring on May 21, 2005.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

4.  SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding			Outstanding
Exercise	December 31,			December 31,
Price	2004	Issued	(Expired)	2005	Expiry date
$0.28	2,431,800	-	(2,431,800)	-	April 30, 2005
$0.25	162,500	-	(162,500)	-	December 30, 2005
$0.20	-	200,500	-	200,500	March 10, 2006
$0.20	-	600,000	-	600,000	March 24, 2006
$0.15	-	190,875	-	190,875	March 24, 2006
$0.18	-	2,428,440	-	2,428,440	May 16, 2006
$0.18	-	325,000	-	325,000	October 18, 2006
	2,594,300	3,744,815	(2,594,300)	3,744,815

5.  CONTRIBUTED SURPLUS

	2005	2004
Balance - beginning of year	$112,000	112,000
Stock-based compensation - Note 6	73,884	-
Agents’ options and warrants	31,513	-
Balance - end of year	$217,397	112,000

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

6.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2005 under the Company’s stock option plan:

Exercise	Number	Number	Expiry date
Price	Outstanding	Exercisable
$0.30	600,000	600,000	June 3, 2007
$0.28	565,000	565,000	November 4, 2008
$0.12	150,000	75,000	May 17, 2010
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
	2,000,000	1,925,000

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

A summary of the changes in the Company's stock options for the years ended December 31, 2005 and 2004 is presented below:

	2005			2004
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	1,305,000	$0.29	1,305,000	$0.29
Granted	835,000	0.12	-	-
Cancelled or expired	(140,000)	0.30	-	-
Agents’ options	520,380	0.12	-	-
Outstanding, end of year	2,520,380	$0.22	1,305,000	$0.29

As described in Note 2, the Company follows the recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation. The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

6.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

During the year ended December 31, 2005, a compensation charge associated with stock options granted to directors and a consultant of the Company in the amount of $73,884 (2004: $Nil; 2003: $112,000) was recognized in the financial statements. For purposes of the calculation, the following assumptions were used under the Black-Scholes model:

	2005	2004	2003
Risk-free interest rate	3.37%	-	3%
Expected dividend yield	0%	-	0%
Expected stock price volatility	122%	-	118%
Expected life	4.28 years	-	3 years

The grant-date fair value of options granted during the year ended December 31, 2005 was $0.09.  There were no options granted during the year ended December 31, 2004.

7.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $53,802 (2004: $48,950; 2003: $62,252) from a law firm of which a director is a principal of the Company. Accounts payable includes $6,681 (2004: $12,847; 2003: $630) due to the law firm.

The Company incurred management fees of $108,000 (2004: $108,000; 2003: $86,000) and equipment rental charges of $10,063 (2004: $10,068; 2003: $10,068) from a company owned by a director of the Company and management fees of $30,000 (2004: $30,000; 2003:$5,000) from a company owned by another director of the Company.

The Company incurred consulting fees of $Nil (2004: $Nil; 2003: $8,200) charged from a company owned by a director of the Company.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the year ended December 31, 2005, the Company issued 200,000 units for total proceeds of $30,000 to a company owned by a director of the Company.

8.  INCOME TAXES

At December 31, 2005, the Company has accumulated resource deduction expenses totalling $655,003 and non-capital losses totalling $1,767,587 available to reduce taxable income of future years.  The non-capital losses expire as follows:

2007	$55,156
2008	91,793
2009	270,556
2010	395,904
2014	445,585
2015	508,593
$1,767,587

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

8.  INCOME TAXES (continued)

The significant components of the Company’s approximate future income tax assets (liabilities), at an average corporate tax rate of 35%, are as follows:

	2005	2004
Non-capital losses	$619,000	$448,000
Resource property costs	(174,000)	(149,000)
Share issue costs	60,000	53,000
	$505,000	$352,000

The potential income tax benefit of these losses and expenses have not been recorded in the financial statements due to the uncertainty of realization.

9.  NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended December 31, 2005, the following transactions were excluded from the statement of cash flows:

i)

The Company issued 100,000 shares at a value of $14,000 for mineral properties, and

ii)

The Company issued 10,875 common shares at a value of $1,631 as agent's fees.

iii)

The Company received 500,000 common shares of Resolve Ventures Inc. at a value of $30,000 as partial consideration for the sale of the Raglan Ungava claims (Note 3).

During the year ended December 31, 2004, the following transaction was excluded from the statements of cash flows: The Company received the second of three scheduled payments, consisting of $5,000 in cash and $12,000 in shares of the purchaser, in connection with the optioning of a partial interest in the Raglan Ungava mineral claims. The non-cash portion of this payment was excluded from the statements of cash flows.

During the year ended December 31, 2003, the following transactions were excluded from the statement of cash flows:

i)

The Company optioned a partial interest in the Raglan Ungava mineral claims and received the first of three   scheduled payments, consisting of $15,000 in cash and $23,250 in shares of the purchaser. The non-cash portion of this payment, as well as the issuance of 100,000 shares with a fair value of $25,000 as a finder's fee, were excluded from the statements of cash flows.

ii)

The Company issued 35,000 common shares as agent's fees.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

10.  SUBSEQUENT EVENTS

Subsequent to December 31, 2005:

(i)

the Company signed a Letter of Intent with a prospector, giving the Company the right to negotiate option agreements on large parcels of mineral claims covering a total of approximately 25,000 hectares in the Central Cariboo area of British Columbia.  The Company obtained the right by paying the filing costs of the respective claims.

(ii)

341,125 shares were issued pursuant to the exercise of stock purchase warrants at $0.15 - $0.20 per share for total proceeds of $58,182.

(iii)

23,250 shares were issued pursuant to the exercise of agent’s options at $0.12 per share for total proceeds of $2,790.

(iv)

675,250 stock purchase warrants expired unexercised.

11. COMPARATIVE FIGURES

Certain figures as at December 31, 2004 and for the year then ended have been reclassified to conform with the presentation adopted for the current year.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Marketable securities – Under Canadian GAAP marketable securities are carried at the lower of cost or fair value, with unrealized holding losses included in earnings.  Under U.S. GAAP, the Company’s marketable securities are classified as “trading securities” as they are held primarily for sale in the near term. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings.  Because of the unrealized holding losses, there is no adjustment required under US GAAP.

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

During the year ended December 31, 2004, the Company issued 250,000 flow-through shares for total proceeds of $62,500. As of December 31, 2004, none of the flow-through funds raised had been renounced, resulting in a year end liability of $7,500.  During the year ended December 31, 2005, the Company renounced the $62,500 and as at December 31, 2005 there was no remaining liability.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at December 31, 2005, for U.S. GAAP purposes, $Nil (2004: $62,500, 2003:$Nil) would have been restricted.

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

On November 2, 2001, the Company entered into an escrow agreement with certain of its shareholders in respect of their 1,283,415 shares. The shares were being released from escrow on a pro-rata basis at 15% semi-annually, with the final release occurring on May 21, 2005.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of losses reported to U.S. GAAP:

	2005	2004	2003
Net loss as reported in accordance
with Canadian GAAP	$(510,027)	(409,347)	(453,279)
Adjustments:
Mineral property costs expensed	(98,349)	(447,360)	(219,341)
Future income tax benefit related to flow-through shares	(14,763)	-	8,469
Net loss under U.S. GAAP	$(623,139)	(856,707)	(664,151)
Net loss per share under U.S. GAAP	$(0.04)	(0.06)	(0.07)

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2005	2004
Total assets under Canadian GAAP	$1,588,692	1,316,305
Adjustments to U.S. GAAP – mineral properties	(1,152,693)	(1,054,344)
Total assets under U.S. GAAP	$435,999	261,961
Total liabilities under Canadian GAAP	$33,306	54,712
Adjustments to U.S. GAAP – flow - through shares	-	7,500
Total liabilities under U.S. GAAP	$33,306	62,212
Total stockholders' equity under Canadian GAAP	$1,555,386	1,261,593
Adjustments to U.S. GAAP	(1,152,693)	(1,061,844)
Total equity under U.S. GAAP	$402,693	199,749
Total equity and liabilities under U.S. GAAP	$435,999	261,961

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

	2005	2004	2003
Cash used in operating activities under Canadian GAAP	$(442,366)	(404,012)	(280,212)
Adjustments to U.S. GAAP:
Mineral property costs expensed	(98,349)	(447,360)	(219,341)
Cash used in operating activities under U.S. GAAP	$(540,715)	(851,372)	(499,553)
Cash used in investing activities under Canadian GAAP	$(116,732)	(453,970)	(217,591)
Adjustments to U.S. GAAP:
Mineral property costs expensed	98,349	447,360	219,341
Cash used in investing activities under U.S. GAAP	$(18,383)	(6,610)	1,750
Cash flow from financing activities under Canadian GAAP	$738,199	52,200	977,960
Adjustments to U.S. GAAP:	-	-	-
Cash flow from financing activities under U.S. GAAP	$738,199	52,200	977,960

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2005	2004	2003
Numerator
Net earnings (loss)	$(623,139)	(856,707)	(664,151)
Denominator
Weighted average number of common shares outstanding	17,585,434	13,168,301	9,866,402
Basic and diluted net earnings (loss) per share	$(0.04)	(0.07)	(0.07)

Diluted net earnings (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2005, the Company had 2,520,380 (2004: 1,305,000, 2003: 1,305,000) stock options outstanding and 3,744,815 (2004: 2,594,300, 2003: 8,893,733) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

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

ACREX VENTURES LTD.

    “Carl R. Jonsson”

Carl R. Jonsson,

Secretary and Chief Financial Officer

Date:

May 31, 2006.

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit Nos.
Exhibit 10(e)	Consent Letter dated May 31, 2006 from Amisano Hanson, Chartered Accountants
Exhibit 12	Certifications by Company Chief Executive Officer and Chief Financial Officer
Exhibit 13(a)	Certifications pursuant to Sarbanes-Oxley Act of 2002

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use, in the Form 20-F Annual Report dated May 31, 2006, for Acrex Ventures Ltd., of our report dated April 7, 2006 relating to the December 31, 2005, 2004 and 2003 financial statements of Acrex Ventures Ltd., which appears in such Form.

“Amisano Hanson”
Amisano Hanson, Chartered Accountants

Vancouver, BC, Canada
May 31, 2006

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

May 31, 2006

(signed)  ”T.J. Malcolm Powell”

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

May 31, 2006

(signed)  “Carl R. Jonsson”

Secretary and Chief Financial Officer

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, T.J. Malcolm Powell, President of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, Carl R. Jonsson, Chief Financial Officer of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

92