Form 20-F/A
period 2005-12-31
ACREX VENTURES LTD
filed 2007-01-03
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F - AMENDED

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

Capitalization and indebtedness

7

C.

Reasons for the offer and use of proceeds

7

D.

Risk factors

7

Item 4.

 Information on the Company

13

A.

History and development of the Company

13

B.

Business overview and description

15

C.

Plan of Operations

36

D.

Property, plants and equipment

36

Item 5.

 Operating and Financial Review and Prospects

36

A.

Operating results

36

B.

Liquidity and capital resources

37

C.

Contractual Obligations

37

D.

Research and development, patents and licences

38

E.

Trend information

38

Item 6.

 Directors, Senior Management and Employees

38

A.

Directors and senior management

38

B.

Compensation

42

C.

Board practices

43

D.

Employees

43

E.

Share ownership

43

Item 7.

 Major Shareholders and Related Party Transactions

44

A.

Major shareholders

44

B.

Related party transactions

44

Item 8.

 Financial Information

45

A.

Financial Statements and Other Financial Information

45

B.

Significant Changes

45

Item 9.

 The Offer and Listing

45

Item 10.

Additional Information

46

A.

Share capital

46

B.

Memorandum and articles of association

46

C.

Material contracts

48

D.

Exchange controls

48

E.

Taxation

48

F.

Dividends and paying agents

49

G.

Statements by Experts

50

H.

Documents on display

50

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

50

Item 12.

Description of Securities Other than Equity Securities

50

PART II

50

Item 13.

Defaults, Dividend Arrears and Delinquencies

50

Item 14.

Material Modifications to the Rights of Security Holders and Use of

50

Proceeds

50

Item 15.

Controls and Procedures

51

Item 16A.

Audit Committee financial expert

51

Item 16B.

Code of Ethics

51

Item 16C.

Principal Accountant Fees and Services

51

Item 16D.

Exemptions from the Listing Standards for Audit Committees

52

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

52

PART III

53

Item 17.

Financial Statements

53

Item 18.

Financial Statements and Exhibits

53

Audited Financial Statements - December 31, 2005

54

SIGNATURE

76

Exhibit Index

77

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

2.

General Development of the Business

Over the past 5 years the Company has not carried on any active business.  Until it opened the negotiations, in July 2001, which successfully resulted in the Company signing the Moneta Agreement, the Company had sought to acquire business assets and funding – essentially without any long-term success.  Since signing the Agreement relative to the Michaud Property, the Company and its management devoted all of their efforts to raising funding to satisfy its operating requirements and to enable it to initiate an exploration programme on the Property.  Since July 2001 it has carried out exploration and drilling work on the Property and concluded the joint venture agreement with Moneta described in Item 4.B.1 below.  Since that date the Company has acquired the various property and option interests in other mineral claims described herein.

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

1.

The Michaud Project – Moneta Porcupine Mines Inc. agreement

The Company’s interest in the Michaud Property (“Property”) is held pursuant to an agreement dated September 1, 2001, as amended on January 17, 2003 (the “Moneta Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”) of Timmins, Ontario, Canada pursuant to which the Company had to spend $1,000,000 on exploration of the Property within 36 months of the filing date of the original agreement in order to earn a 50% interest in the Property.  The Company has exercised rights under the Moneta Agreement by spending more than $1,000,000 on the Property, and thereby acquired a 50% joint venture interest in what was previously described as the westerly portion of the Property.

The Company and Moneta have settled and signed a Joint Venture Agreement dated November 26, 2004, which governs the operations of the joint venture interests of the parties, creating the Moneta Joint Venture.  It provides, among other details, that Moneta is the operator of the Moneta Joint Venture so long as it maintains its 50% interest, and that the Company will become the operator if Moneta’s interest in the joint venture declines below 50% - which would result in the Company’s interest simultaneously increasing to more than 50%.

The Company has expended $1,219,312 on the Michaud Property as of May 31, 2006 - being $50,000 of acquisition costs and $1,169,312 of exploration costs.

(a)

PROPERTY DESCRIPTION and LOCATION

The Michaud Property optioned by the Company consists of 77 contiguous claim unit equivalents situated within the southern part of Michaud Township in the Larder Lake Mining Division about 100 kilometres east of Timmins and 30 kilometres west of the Ontario-Quebec border in east-central Ontario (Figure 1).  The group is comprised of 9 patented claims, 29 leased claims and 18 staked claims, all of various sizes, and comprises 1,248 hectares (approximately 3,083 acres).

The property is located within NTS block 42 A/09 and a central point within the claims block, common to claims 1238680, 1225644 and 1235305, corresponds to 480 28’ North Latitude and 800 05’ West Longitude.

The configurations of the various claims are shown in Figure 2.  The central 3 claims numbered 1225544, 1225545 and 1167280 are privately owned and excluded from the Property.

(b)

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

The property is easily accessible by truck from Timmins (100km to the west). Locally it lies approximately 32 km easterly along Highway 101 from Matheson, and thence southerly over an extensive network of logging and drilling roads that cover the greater area of the claims. The area is primarily muskeg and comprised of low stands of spruce, fir, alder and birch. Drilling operations are best carried out over the winter months from January to April when the ground is frozen.

Climate is typical of northeastern Ontario with below freezing temperatures (-50 to 400 C) from November to April and brief periods of hot weather in the summer from 100 to 300 C. Precipitation averages 80 centimetres a year, with a substantial portion in the form of snow averaging 2.4 metres per year.

Topography is generally flat with less than 25 metres of relief. The southern portion of the property is swampy whereas the northern portion, overlain by sands and outwash from an esker, has slightly higher relief.

A skilled labour force for mining and exploration is available in Matheson, Kirkland Lake and

Timmins. Timmins and Kirkland Lake are also major supply and service centers for the mining industry.

Communications and power are available along highway 101.

The Perry Lake Lodge on Highway 101 provides accommodations and meals.

(c)

GEOLOGICAL SETTING AND REGIONAL GEOLOGY

Michaud Township is situated within the western part of the Abitibi Greenstone Belt that is here comprised of mafic to ultramafic volcanic assemblages that contain or are bounded by sedimentary basins.  Syn-volcanic to post tectonic felsic to ultramafic instrusives are abundant in the volcano-sedimentary assemblage.

The Destor Porcupine Fault Zone (DPFZ) is a most prolific gold-bearing structure in this part of the belt.

The Property is located within Archean Timiskaming-type elastic strata south of the main east-west DPFZ.  This regional structural break is an important geological feature, which hosts numerous and geologically varied gold deposits in this part of the Abitibi greenstone belt.  In the general area of the Property the Holt McDermott mine (1.89 Mt prov. + prob. @ 6.67 g/t Au - 406,429 oz Au, [OGS OPFR 6051, 2001] and the Holloway Mine (3.9 Mt prov + prob;  2001 production of 101,353 oz Au from 489,568 tonnes milled i.e. 6.44 g/t Au) are prominent producers east of Michaud Township.

(d)

HISTORY

The first recorded claims in the area of the Property were staked in 1944 as a consequence of an Ontario Department of Mines report which suggested that the DPFZ passes through Michaud Township.  Various portions of the Property have been held by a succession of companies since that time.  Moneta, before 1998, held a northern parcel of claims, called the Michaud Parcel, and a southern block of claims held under option from Nufort Rersources Inc., i.e. the Nufort Parcel.  At present the Moneta Agreement covers only the southern part of the Michaud Parcel, a significant portion of the central part of the Nufort Parcel and a large staked area to the south of the Nufort Parcel.  Moneta’s land position was primarily acquired through staking and by a series of joint venture agreements in the late 1980’s.  Subsequent to 1998, Moneta assumed a 100% interest in both the Michaud and Nufort parcels.  As to specific periods in the history of the lands comprising the Property or in the area of the Property:

1939 - 1978

Between 1945 and 1947 magnetic and geological surveys were carried out and 15 diamond drill holes, totaling 11,402 feet (3,475 metres), were completed on the Miller Occurrence. This prospect is located to the east of and alongside the presently known Twin Creek Zone and both are located geologically within the Destor Porcupine Fault Zone of altered basic volcanics.  The Miller Zone is also located approximately 1200 m to the north of the present day Southwest Zone of gold mineralization which lies on the Property. Local high-grade gold mineralization is present in drilled intercepts over relatively narrow widths. Some of the better intervals include 19.2 g/t Au over 0.8 metres and 6.9 g/t Au over 1.8 metres (OGS OFR 5735). From the late 1940’s to the 1980’s there was little work carried out in this area.

Anglo-Huronian Ltd., in the 1939 to 1946 period, drilled 17 holes for a total of 2,105 metres within Michaud Township. Seven of these holes were drilled on ground that is now within the Property (UNOCAL 1989).

Wright-Hargreaves Mines Ltd. drilled 2,655 metres in 10 diamond drill holes on a portion of the Nufort ground west of the Southwest Zone. These reportedly returned low gold values of less than 3.5 g/t Au. Iron formation was cored in two of the holes (OGS OFR 5735). The assay results from these holes, if any, are not known.

Dunmar Mining reportedly drilled 7 holes in 1946 (Lac Exploration Inc. 1997).

In 1969 Amax Ltd. drilled two holes in the western part of the Nufort block. No mineralization was reported from this work (UNOCAL 1989).

1978 - 1987

In 1978 Redstone Resources Inc. staked most of the area of what was the Nufort parcel. Redstone and Nahanni Mines Ltd. carried out a series of geophysical surveys and short drilling programs (OGS OFR 5735).  A total of 2,743 metres of drilling in 28 reverse circulation and diamond drill holes was completed.

Moneta obtained an option on the Nufort parcel in 1987.

1987 -2001

In 1987 Moneta carried out magnetometer, induced polarization and VLF - EM surveys which were followed by diamond drilling as well as reverse circulation drilling. By the end of February 1988 some 93 cored holes and 125 RC holes had been completed (UNOCAL 1989). With this work Moneta discovered the Southwest Zone of gold mineralization as well as the two adjacent mineralized zones named the South Zone (immediately northeast of Southwest Zone) and the 04 one (immediately southwest of Southwest Zone) situated within Timiskaming sediments.  MPH compiled and interpreted the geophysical data in a report written in March 1988.

In 1989 UNOCAL Canada Ltd. optioned the property and completed two phases of drilling comprising 9,246 metres in 44 holes. Some power stripping, hydraulic washing, mapping and limited sampling were also carried out. This work outlined three new discoveries of gold mineralization named the Landing Zone, Twin Creeks Zone and the Last Chance Zone, all situated within altered mafic volcanics in the DPFZ. UNOCAL withdrew from the option in the same year.

In 1990 Independence Mining Corporation optioned the property and carried out additional IP, VLF – EM, and magnetic surveys followed by drilling 12 holes on the Michaud parcel for a total of 3,439 metres.

Lac North America Ltd. (a subsidiary of Barrick) optioned the Michaud parcel from Moneta in 1994 and then optioned the Nufort parcel in 1995 in a separate agreement.

From December 1994 to April 1995 Barrick drilled 4,583 metres in 11 holes on the Michaud parcel. Three of these were drilled on mineralized zones associated with the DPFZ, whereas the remaining 8 holes were drilled on the Southwest Zone now under option to Acrex.

Barrick’s 1995 –96 exploration program included cutting a new grid over the Southwest Zone to facilitate a detailed ground magnetometer survey, drilling 11,534 mteres in 23 diamond drill holes, and locating all drill hole collars with a GPS survey. Ten holes were drilled on the Southwest Zone, nine holes were drilled on the Last Chance Zone and 4 holes were drilled as exploration holes in what is herein termed the 04 Extension Zone.

In 1996 Barrick prepared a preliminary resource estimate for the Southwest Zone of 2,400,000 tonnes @ 6.07 g/t Au over a 6.4 m width for a total of 468,400 ounces of gold. This was based on information of some 65 drillholes from Moneta’s 1987 drillholes and from Barrick’s drilling completed in 1995 and 1996. Initial metallurgical tests indicated that gold recoveries to 95% were possible and that the free gold and minor low-sulfide ore could be readily treated at Barrick’s Holt – McDermott mill nearby.

This resource estimate is contained in Barrick’s company report on the Moneta property written in March 1997. Probable, possible and potential categories of potential ore were estimated using 25m, 50m and 100m as radii of influence and a density of 2.7 cubic metre/tonne. A 9.0 g/t Au x m (gold grade  x horizontal thickness) cut off was used and the highest gold values were cut to 34.28 g/t Au. These parameters were used in a polygon method volume and grade estimation and these are deemed as reliable and appropriate. The gold resource for the Southwest Zone is thus herein considered as an “inferred mineral resource” in accordance with the reporting system specified in Canadian National Instrument 43 -101.

In 1997 Barrick drilled an additional 44 holes (22,270m) primarily on the Southwest Zone. Information from this drilling was used to calculate a revised resource estimate of 3.2 Mt @ 5.98 g/t Au over 3.8 metres for a total of 624,578 ounces of gold using a 3 g/t cut-off (gold grade x true thickness is greater = 9.

In 2002 Acrex completed 3,038.5 metres of diamond drilling in 9 holes on the Property.

During the winter drilling season of 2003-2004 Acrex completed 3,806.6 meters of drilling on the Property in eleven diamond drill holes. On the Western Zone 39 kilometre magnetometer survey was also completed as was a 12 kilometer induced polarization survey.

In mid-March, 2005 the Moneta Joint Venture commenced a 6 hole diamond drilling programme on the Michaud Property, which has now been completed.  A total of approximately 2,142 meters was drilled.  Printed below is the Press Release issued by the Company May 17, 2005 announcing the results of the work programme.

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

2.

Spanish Mountain Property

By an Option Agreement dated July 23, 2005 (“Option Agreement”) the Company optioned from Lloyd Addie (the “Optionor”) - an arm’s-length person - the right to earn a 100% interest in the mineral claims comprising the Spanish Mountain Property (“Property”).  To complete the earning of the 100% interest, the Company must pay to the Optionor a total of $100,000 cash over a period running to mid-2009 - of which $10,000 has been paid.  The Company must also issue to the Optionor 200,000  shares in its capital by instalments over a period ending in mid-2008 - of which 50,000 shares have been issued.  A further 200,000 shares will have to be issued to the Optionor if and when the Company receives a positive feasibility study on the Property.  If the Company earns a 100% interest in the Property it will be subject to the reservation to the Optionor of a 3.0% net smelter return entitlement;  provided that the Company will have the right to purchase 66.666% of the NSR for $1,000,000 upon the commencement of commercial production of mineral products from the Property.

Acrex negotiated to acquire the Option Agreement on the Property after encouraging results of exploration on adjoining properties, particularly those reported by the joint venture work of Wildrose Resources Ltd. and Skygold Ventures Ltd.

The Company’s total cost to May 31, 2006 with respect to the property is $77,083 - being $61,583 on exploration work and $15,500 for the acquisition and maintenance of the Option Agreement.

(a)

PROPERTY DESCRIPTION AND LOCATION

The Spanish Mountain Property is located within the Cariboo Mining Division and consists of 2 claim blocks consisting of 8 claims totalling 1355.52 hectares - approximately 3,349.5 acres - (Figures 1 and 2).  The 2 claim blocks are centred around UTM coordinates zone 10, 5830000N/601000E and 5825000N/615000E, within mapsheets 093A.053, 054, and 063.  The Property is located approximately 5 kilometres from the village of Likely and 70 kilometres northeast of Williams Lake, BC.

FIGURE 1 – Property Location

   FIGURE 2 – Acrex Claim Holdings

The Claims comprising the Property are listed in Table I, below.  All claims are located on crown land.  The claims have not been surveyed.  The Golden Airport, Gold Trend, Goldie, Gold and Gold 3 are referred to as the “Hepburn Lake group” in this document, and the Spanish 1, 2, and 3 are referred to as the “Spanish Mountain group”.

TABLE I

CLAIM INFORMATION

CLAIM NAME	RECORD NUMBER	CLAIM AREA (Ha)	ANNIVERSARY DATE
GOLDEN AIRPORT	510115	274.821	2006/04/03
GOLD TREND	514947	117.755	200/606/21
GOLDIE	517056	58.900	2006/07/12
GOLD	517007	19.635	2006/0/712
GOLD 3	517098	39.261	2006/07/12
SPANISH 1	502372	491.331	2006/01/12
SPANISH 2	502608	157.233	2006/01/12
SPANISH 3	503338	196.584	2006/01/14

(b)

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

Access to the Property from 150 Mile house is by paved road for 85 kilometres to Likely, then by the Spanish Lake-Abbott Creek forestry road.  An extensive network of logging and mining access roads bisects both of the claim blocks.  These are in variable condition depending on the level of maintenance provided by on-going activities.

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

(c)

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

Studies in the area, all within 'Quesnel Terrane', confirm the presence of a regional synclinal structure formed within a Triassic continent-margin basin.  It was infilled first with Triassic sediments and then Triassic to Jurassic volcanic rocks.  Together these rocks constitute the Quesnel Trough.  The basal lithologic units consist of mid-Triassic siliceous rocks to mainly younger pelitic, thinly bedded deposits with overlying, more massive volcaniclastic sediments.  The younger epiclastic units pass upward or interfinger with Upper Triassic subaqueous volcanic deposits, mainly volcanic flow and breccia units.  They are overlain in turn by subaqueous to subaerial Lower Jurassic volcanic flow and pyroclastic rocks and overlapping lower to Middle Jurassic sedimentary assemblages.   The volcanic rocks, and some Early Jurassic plutons, form the extensive magmatic edifice that defines the medial axis of the Quesnel island arc.

LOCAL GEOLOGY

The Spanish Mountain area is underlain by a northwest trending assemblage of phyllite, shale and siltstone interbedded with volcanic tuff and debris flows.  Grey lithic tuff is the most abundant rock type with black graphite siltstones containing rounded fragments of light grey tuffaceious rocks thought to be the result of debris flows.  Other rocks include carbonate rich volcanic wackes and mariposite altered crystal tuff.  Dykes and minor intrusioins of diorite and rhyolite porphyry have been noted on the property.  Black graphite shales and massive siltstone are the dominant rock types on the north slopes of Spanish Mountain with minor interbedded intermediate to felsic pyroclastics.  Volcanic rocks form the upper part of Spanish Mountain and its souther slopes.

(d)

DEPOSIT TYPES (extracted from Bulletin 97)

The Quesnel Trough hosts a wide variety of mineral deposits.  The area contains 82 mineral occurrences recorded up to 19889 in the MINFILE property file system.  Fifty-six of these are bedrock hosted base and precious metal deposits with the remainder being placer deposits or other deposits including industrial minerals.

The main properties of economic significance are alkalic intrusion-related porphyry copper-gold deposits and gold-bearing propylitic altered zones formed in volcanic rocks peripheral to intrusions.

   FIGURE 3 – Regional Geology

These include the Mount Polley and Boss Mountain Mines, located to the west of the Spanish Mountain area.

Other important targets are the gold-bearing quartz veins hosted within black phyllite metasedimentary rocks, such as those explored by the Skygold-Wildrose joint venture adjacent to the Property.

Gold bearing quartz veins in black phyllite include two similar looking but possibly genetically distinctive types.  The veins in some black phyllite members have potential to be mined as large tonnage, low grade deposits.  Other veins systems exhibit the potential for high-grade production, with apparent low-temperature quartz-calcite veins indicating potential epithermal deposition.

The black phyllites that underlie the Property have the potential to host both high-grade and bulk tonnage gold vein deposits.  The two styles of mineralization are thought to be similar in age with orogenic derivation.  The formation of quartz veins was synchronous with regional metamorphism and deformation.  Deformed and undeformed veins occur on all scales along the limbs and within the hinge zones of regional folds.  Vein fillings are likely the product of fluids that were generated during dewatering reactions during late Jurassic metamorphic events.  The fluids would have migrated along cleavage surfaces and deposited as veins in dilations zones.  Recent exploration indicates that where fluids migrated marginal to more porous wacke bedding, they may have deposited as replacements within these layers, creating broad zones with potential disseminated gold mineralization.

(e)

MINERALIZATION

Skygold Ventures Ltd. has reported that gold has been noted in a number of different modes and occurrences.  These include: axial plane shear zones that contain quartz veinlets with disseminated pyrite and anomalous gold; quartz veins near fold crests that contain more base metals (galena and sphalerite) and coarse visible gold; anastomising quartz stockworks that occupy shear zones in shaley siltstone with gold found as residual particles and wires within pyrite boxworks; quartz-carbonate-sericite veins mineralized with pyrite, galena, chalcopyrite, sphalerite and native gold within more competent siltstones and tuffs; and disseminated gold deposition in graphitic shale and siltstone with pyrite.

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

(f)

HISTORY

The Cariboo region has a history as one of the most productive placer gold mining districts in British Columbia.  This includes rich discoveries of placer gold at Quesnel Forks near Likely, and in bench deposits along Cedar Creek in the Spanish Mountain area in 1921.

In 1933, gold was discovered in quartz veins on the northwest flank of Spanish Mountain.   Most of the following historic compilation is centred around these historic quartz vein discoveries, to the southeast of the Property.  Workings on Spanish Mountain consisted of an open cut and a trench where several gold-bearing quartz veins were uncovered.  Prospecting and minor excavating was carried out between 1934 and 1938.  In 1938, Timmins Corporation completed two short adits on 2 quartz veins that were reported to be 1 to 2 metres wide.

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

In 1987, Placer Dome Inc. conducted work on claims adjacent to the March claims (now within the Property).   This work included 338.32 metres in 7 percussion drill holes.  Very high gold values were returned from overburden in these holes.  Placer concluded that these values were related to other adjacent showings.

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

In 2002, Wildrose Resources Ltd. completed geochemical sampling on their Armada claim.  In 2003, Skygold Ventures Ltd. extended the claim holdings through staking to the south and began exploration of the area.  Review of work conducted by Wildrose and Skygold indicates that soil anomalies have been delineated that trend to the northwest from the Main workings towards the Property.

In 2004, Skygold conducted a 34-hole reverse circulation drill program.  The first 16 drill holes tested a number of targets both within the area of previously known mineralization and also on new targets.  An area of 600 by 1,500 metres was tested, and significant results were returned from across the area.  Results included 13.7 metres grading 1.51 g/t gold.  Higher grade intercepts were obtained, including 1.5 metres grading 10.86 g/t gold and 1.5 metres grading 13.95 g/t gold.  Targets for the 2004 program were selected on a basis of soil and geophysical surveys completed in 2003 and on mechanical trenching completed in 2004.  Further drilling intercepted 2.47 g/t gold over 60.1 metres.  Skygold concluded that this work indicated the potential for both a lower grade and larger tonnage (bulk tonnage) style of mineralization and a higher grade and smaller tonnage (structurally controlled) style of mineralization.

During 2004 and 2005, Skygold Ventures Ltd. and Wildrose Resources Ltd. continued exploration of their joint venture property, including diamond and reverse circulation drilling.   In a November 25, 2005 news release, the companies announced that step-out drilling dramatically extended the bulk tonnage mineralized corridor by over 450 metres to the north on their Spanish Mountain property.  Drill holes from within the central portion of the known zone continued to significantly expand the tonnage potential with some of the longest continuous intercepts received to date, including 135 metres of 1.00 g/t gold intersected in diamond drilling.

(g)

EXPLORATION WORK CONDUCTED IN 2005 BY ACREX

Acrex completed preliminary prospecting and soil sampling on the Property in 2005.  Areas of interest were primarily within the Hepburn Lake group where indications from information produced by the Skygold-Wildrose work gave a possible trend of soil anomalies onto the Property.

A soil grid was established on the Hepburn Lake Group and a total of 323 soil samples were obtained.

On the Spanish Mountain group a single soil test line was completed for a total of 31 soil samples.  As well, a total of 4 silt samples and 4 rock samples were taken by Acrex from Spanish Mountain Group.

The Hepburn Lake Group soil geochemistry indicates strong gold values over a 1,000 by 800 metre area through the southern portion of the grid.  The general values and orientation of the gold in soils geochemistry is consistent with those found within the adjacent Skygold-Wildrose joint venture property to the east.  The gold-in-soil elevated values indicate a trend that is open to the east, west and south.  The northern boundary of the grid is cut off by Hepburn Lake.

The single soil line completed on the Spanish Mountain Group indicates gold in soil values up to 16.5 ppb.  The 4 rock samples obtained during soil sampling did not return significant values of gold (up to 12.9 ppb).  Silt sampling of streams draining this area returned values up to 23.6 ppb gold.  The results of this sampling are inconclusive due to the constricted area sampled, however, preliminary conclusions indicate that the Spanish Mountain Group of the Property may not contain the same potential for further exploration as the Hepburn Lake Group.

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

(h)

RECOMMENDATIONS

A two-phase exploration program is recommended for the Property for 2006.

Phase I will consist of expanding the Hepburn Lake soil grid to the west and south, and completing closer spaced lines within the existing grid to the 100 metre line separation, totalling approximately 20 kilometres of line survey and approximately 600 soil samples. Mapping of both surficial materials and bedrock exposures is recommended during this phase.  Preliminary indications are that the surficial material cover throughout the grid is in the order of 2 to 3 metres depth.

On the Spanish Mountain Group, reconnaissance indicates that there are large areas of bedrock exposures available for mapping and sampling.  Expansion of the soil sampling at 200 metre spaced lines and 50 metre spaced samples to better cover the claim block is recommended, with a total of approximately 400 samples to be collected.

The targets for gold mineralization are structures that create traps for fluid migration.  In areas of overburden cover, geophysical surveys may best define potential structures.  A combination of magnetic and electromagnetic surveys is recommended to assist in defining potential structures.  All soil grid lines are to be surveyed for a total of approximately 50 line kilometres of surveyed lines..

Phase II will consist of trenching and/or drilling of targets defined in Phase I.  Initial indications are that the soil cover within the Hepburn Lake grid area is of a depth that allows for trenching, and that high gold-in-soil geochemical results indicate several areas warranting immediate further exploration.  An estimated 8 to 10 trenches with 4 initial drill holes (total 500 metres) are to be considered for Phase II.

Cost for this program is estimated at approximately $105,000 for Phase I and $150,000 for Phase II, for a total of $255,000.

3.

Finger Lake Property

By an Agreement dated January 26, 2006 with Frederick Critchlow (“Critchlow”), an arm’s-length person, the Company agreed to put up the funding required for Critchlow to file not less than 1,200 claims within a 1,000 square kilometer area on the Finger Lake River south of the town of Vanderhoof in central British Columbia, Canada - see following map.  The Agreement acknowledges that the newly acquired claims are owned by Critchlow but subject to the right of the Company to require Critchlow to grant to it options to purchase all or portions of the claims in blocks not exceeding 400 claims.  Each such option agreement will require that the Company, to acquire ownership of the claims covered by the Agreement:

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

The Company’s total costs with respect to this Agreement are the $9,781 it provided to Critchlow to file the claims.

NEW

N
QUEBEC
ONTARIO
Matheson
Timmins
MICHAUD
GOLD PROPERTY
Kirkland Lake
0 10 20 30 40
Kilometres
MANITOBA
QUEBEC
ONTARIO
Red Lake
Chibougamau
DETAILED
MAP AREA
WINNIPEG
Noranda
Hemlo
Timmins
Val-d'Or
Kirkland
Lake
MONTREAL
OTTAWA
U.S.A.
TORONTO
0 200 400
Kilometres

| ACREX VENTURES LTD. | |
|---|---|
| MICHAUD GOLD PROPERTY<br>Michaud Township, Ontario | |
| LOCATION MAP | |
| SCALE: AS SHOWN | NTS 42A/09<br>MARCH 2003 | FIG: 1 |

NEW

GUIBORD TWP.
MICHAUD TWP.
MICHAUD TWP.
GARRISON TWP.
MICHAUD TWP.
BARNET TWP.
5367900mN
48° 28' N
80° 05' W
LEGEND
Patented claim
Leased claim
Staked claim
Road: main
Road: secondary
Trail
0 0.5 1.0 1.5 2.0 2.5
Kilometres

# ACREX VENTURES LTD.

## MICHAUD GOLD PROPERTY

Michaud Township, Ontario

## CLAIM MAP

| SCALE: 1:50,000 | NTS 42A/O9 | FIG: 2 |
|---|---|---|
| MARCH 2003 | | |

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

(b)

To pay the Company’s President, T.J.M. Powell, $9,000 per month for his management services to the Company and to pay the Company’s Chairman $2,500 per month as fees for his acting as a director of the Company - pursuant to unwritten agreements.

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

E.

Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below – which are the percentage of the Company’s 26,383,936  issued shares (as of May 31, 2006) also set opposite their names:

Name of Director and Officer	Shares held	Percentage of issued shares - %
T.J. Malcolm Powell	1,433,565	5.43
Frank A. Lang	421,833	1.6
Carl R. Jonsson	275,525	1.04
Greg Crowe	23,196	0.001
Arthur G. Troup	85,100	0.003
Robin M. Merrifield	50,000	0.002
TOTAL	2,289,219

Of the shares shown held by Mr. Powell, a portion is held by him directly and a portion is held by Mr. Powell’s wholly owned company Arbutus Enterprises Ltd.

During the last completed fiscal year – January 1, 2005 to December 31, 2005 - the Company has issued shares on a number of different dates for different prices and consideration – as detailed in Item 10.A.3 below.  As of the Company’s fiscal year-end there were 20,115,991  shares issued of which the Directors and Officers owned 2,089,219 shares (being 10.39% of the issued shares).  During the period between December 31, 2005 and May 31, 2006 the Company issued 6,267,945 shares.

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

Item 10.

Additional Information

A.

Share capital

1.

The authorized capital of the Company consists of an unlimited number of common voting shares without par value.  As at the close of business on May 31, 2006 there are 26,383,936  shares issued – all of which were issued as fully paid shares.  Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below.  Certain of the options are held by Company Directors as detailed in Item 6.B above.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of

Proceeds

Nil

Item 15.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures.  Our chief executive officer and principal financial officer evaluate the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of each fiscal year end - the last such evaluation having been as of December 31, 2005.  Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designated to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

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

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

	2005	2004	2003
EXPENSES
Management fees - Note 7	$138,000	138,000	86,000
Stock-based compensation - Note 6	73,884	-	112,000
Legal - Note 7	53,802	59,793	64,311
Office and general	37,102	40,700	28,884
Consulting – Note 7	400	9,202	44,290
Promotion and travel	41,785	31,199	29,780
Accounting	33,630	35,700	36,798
Advertising	23,432	41,213	3,114
Investor relations	61,419	23,677	25,933
Filing fees	23,065	6,244	14,718
Rent	10,680	12,502	14,400
Transfer agent fees	9,151	7,888	7,192
Insurance	2,500	500	2,188
Business investigation costs	-	-	5,699
Gain on sale of interest in mineral property	(94,999)	(12,049)	-
Loss on termination of mineral property option	97,383	-	-
	(511,234)	(394,569)	(475,307)
Net loss before other items and income taxes	(511,234)	(394,569)	(475,307)
OTHER ITEMS
Interest income	9,444	10,631	22,028
Write-down of marketable securities	(30,500)	(25,409)	-
	(21,056)	(14,778)	22,028
Net loss before income taxes	(532,290)	(409,347)	(453,279)
Future income tax recovery	22,263	-	-
NET LOSS	(510,027)	(409,347)	(453,279)
Deficit, beginning of year	(3,781,690)	(3,372,343)	(2,919,064)
DEFICIT, end of year	$(4,291,717)	(3,781,690)	(3,372,343)
NET LOSS PER SHARE - BASIC / DILUTED	$(0.03)	(0.03)	(0.05)
WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	17,585,434	13,168,301	9,866,402

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

Nature and Continuance of Operations - Note 1

Commitments - Notes 3, 4 and 6

Subsequent Events – Note 10

APPROVED ON BEHALF OF THE BOARD:

“Malcolm Powell”

“Carl Jonsson”

Director

Director

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

	Common Stock		Contributed Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance, December 31, 2002	8,038,616	$3,876,123	$-	$(2,919,064)	$957,059
2003
Common stock issued for:
Cash (net of issue costs of $124,420)	5,029,000	977,960	-	-	977,960
Finder's fee	100,000	25,000	-	-	25,000
Stock-based compensation	-	-	112,000	-	112,000
Net loss	-	-	-	(453,279)	(453,279)
Balance, December 31, 2003	13,167,616	4,879,083	112,000	(3,372,343)	1,618,740
2004
Common stock issued for:
Cash (net of issue costs of $10,300)	250,000	52,200	-	-	52,200
Net loss	-	-	-	(409,347)	(409,347)
Balance, December 31, 2004	13,417,616	4,931,283	112,000	(3,781,690)	1,261,593
2005
Common stock issued for:
Cash (net of issue costs of $101,962)	6,587,500	736,568	-	-	736,568
Mineral properties	100,000	14,000	-	-	14,000
Agent’s fee	10,875	1,631	-	-	1,631
Agents’ options and warrants	-	(31,513)	31,513	-	-
Future income taxes on
expenditures renounced to
shareholders	-	(22,263)	-	-	(22,263)
Stock-based compensation	-	-	73,884	-	73,884
Net loss	-	-	-	(510,027)	(510,027)
Balance, December 31, 2005	20,115,991	$217,397	$217,397	$(4,291,717)	$1,555,386

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

The Company may earn the interest by making cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payments	Issuances
July 25, 2005 (completed)	$5,000	50,000
April 25, 2006	5,000	-
July 25, 2006	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-
	$100,000	200,000

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

2007	$ 55,156
2008	91,793
2009	270,556
2010	395,904
2014	445,585
2015	508,593

$ 1,767,587

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

8.  INCOME TAXES (continued)

The significant components of the Company’s approximate future income tax assets (liabilities), at an average corporate tax rate of 35%, are as follows:

	2005	2004
Non-capital losses	$ 619,000	$ 448,000
Resource property costs	(174,000)	(149,000)
Share issue costs	60,000	53,000

	$ 505,000	$ 352,000

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

81