Form 20-F
period 2006-12-31
ACREX VENTURES LTD
filed 2007-05-15
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT - 2007

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

April 30, 2007

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

Capitalization and indebtedness

7

C.

Reasons for the offer and use of proceeds

7

D.

Risk factors

7

Item 4.

 Information on the Company

13

A.

History and development of the Company

13

B.

Business overview and description

14

C.

Plan of Operations

30

D.

Property, plants and equipment

30

Item 5.

 Operating and Financial Review and Prospects

30

A.

Operating results

30

B.

Liquidity and capital resources

30

C.

Contractual Obligations

31

D.

Research and development, patents and licences

31

E.

Trend information

31

Item 6.

 Directors, Senior Management and Employees

32

A.

Directors and senior management

32

B.

Compensation

35

C.

Board practices

36

D.

Employees

37

E.

Share ownership

37

Item 7.

 Major Shareholders and Related Party Transactions

37

A.

Major shareholders

37

B.

Related party transactions

38

Item 8.

 Financial Information

38

A.

Financial Statements and Other Financial Information

38

B.

Significant Changes

39

Item 9.

 The Offer and Listing

39

Item 10.

Additional Information

40

A.

Share capital

40

B.

Memorandum and articles of association

40

C.

Material contracts

41

D.

Exchange controls

42

E.

Taxation

42

F.

Dividends and paying agents

43

G.

Statements by Experts

43

H.

Documents on display

43

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

44

Item 12.

Description of Securities Other than Equity Securities

44

PART II

44

Item 13.

Defaults, Dividend Arrears and Delinquencies

44

Item 14.

Material Modifications to the Rights of Security Holders and Use of

44

Proceeds

44

Item 15.

Controls and Procedures

44

Item 16A.

Audit Committee financial expert

45

Item 16B.

Code of Ethics

45

Item 16C.

Principal Accountant Fees and Services

45

Item 16D.

Exemptions from the Listing Standards for Audit Committees

45

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

45

PART III

46

Item 17.

Financial Statements

46

Item 18.

Financial Statements and Exhibits

46

SIGNATURE

47

Exhibit Index

48

Certifications

49

Audited Financial Statements – December 31, 2006

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

“Properties” means the Michaud and Spanish Mountain Properties – and other property interests the Company has held in the past.

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

Item 3.

Key Information

A.

Selected financial data

The following information is provided as of the various dates specified.  The Company’s fiscal year-end is December 31.

	Year ended Dec. 31, 2006 $	Year ended Dec. 31, 2005 $	Year ended Dec. 31, 2004 $	Year ended Dec. 31, 2003 $	Year ended Dec. 31, 2002 $
Net sales/operating revenues	Nil	Nil	Nil	Nil	Nil
Income (loss) from operations (before extraordinary items)	(531,360)	(510,027)	(409,347)	(453,279)	(236,855)
Net income (loss)	(531,360)	(510,027)	(409,347)	(453,279)	(236,855)
Net income (loss) from operations per share	(0.02)	(0.03)	(0.03)	(0.05)	(0.04)
Total assets	2,433,851	1,588,692	1,316,305	1,717,723	972,513
Net shareholder’s equity	2,415,859	1,555,386	1,261,593	1,618,740	957,059
Capital Stock	7,019,882	5,629,706	4,931,283	4,879,083	3,876,123
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	4,823,077	4,291,717	3,781,690	3,372,343	2,919,064
No. of shares issued	26,908,936	20,115,991	13,417,616	13,167,616	8,038,616

The financial statements of the Company are denominated in Canadian currency and the above data is provided in Canadian currency.

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2002 to 2006

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2006	2005	2004	2003	2002
Rate at the End of the Period (1)	1.1654	1.1630	1.2020	1.2965	1.5591
Average Rate (2)	1.342	1.2114	1.3000	1.4015	1.5703
High Rate (1)	1.1794	1.2585	1.3957	1.5777	1.6033
Low Rate (1)	1.0948	1.1630	1.1759	1.2839	1.5276

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from October 2006 to March 2007 are as follows:

	Oct. 2006	Nov. 2006	Dec. 2006	Jan. 2007	Feb. 2007	March 2007
Closing	1.1231	1.1422	1.654	1.177	1.1698	1.1546
Average	1.1281	1.1376	1.1525	1.1572	1.1488	1.1574
Hi	1.1415	1.1495	1.167	1.1848	1.1878	1.1817
Low	1.1146	1.1256	1.138	1.163	1.1563	1.15

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

(b)

The Properties contain no known economically mineable mineral reserves

The Properties contain no known economically mineable mineral reserves.  It is possible that the Properties will not be found to contain commercially mineable ore reserves and that the funds spent on exploration of the Properties will be lost.

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

The exploration programmes carried on by the Company on the Properties in the past - and to be carried out on the Properties through 2007 – do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements.  It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

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

(f)

Activities by the Company beyond mid-2007 will require the raising of additional financing which the Company may not be able to raise

The Company had, at March 31, 2007, working capital of approximately $450,000.   Management anticipates that this funding will be sufficient to pay all of the costs of maintaining the Company through at least December 31, 2007 - and to pay all of the costs that are anticipated on exploration work on the Properties until June 30, 2007.  The exploration of the Properties beyond June 30, 2007 will therefore depend on the Company’s ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will become available to allow the Company to fulfill its obligations on the Properties.   If the Company’s exploration programmes are successful, additional financing will be required to develop the Properties and to place them into commercial production.  The ongoing exploration of the Properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company’s interests in the Properties.

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

The Head Office of the Company is located at 1400 - 570 Granville Street, Vancouver, B.C. V6C 3P1, telephone No. (604) 618-1758.  The Records and Registered Offices of the Company are located at 1710 – 1177 West Hastings Street, Vancouver, B.C. V6E 2L3.

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

The only principal capital expenditures by the Company since January 1, 2001  are the:

(a)

Michaud Property – on which the Company had expended $75,000 on acquisition costs and $1,169,312 on exploration to December 31, 2006;  and

(b)

Spanish Mountain – on which  the Company had expended $43,248 as acquisition costs and $417,399 on exploration to December 31, 2006

The Company has had two principal divestitures since January 1, 2004, being:

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

The Company has voluntarily registered its shares under the United States Securities Exchange Act of 1934 to provide more information to United States persons who are shareholders of the Company, and to brokers, dealers or persons who might be interested in effecting secondary trades of issued Shares with additional information about the Company.

2.

General Development of the Business

Over the past 5 years the Company has not carried on any active business.  Until it opened the negotiations, in July 2001, which successfully resulted in the Company signing the Moneta Agreement, the Company had sought to acquire business assets and funding – essentially without any long-term success.  Since signing the Agreement relative to the Michaud Property, the Company and its management devoted all of their efforts to raising funding to satisfy its operating requirements and to enable it to initiate an exploration programme on the Property.  Since July 2001 it has carried out exploration and drilling work on the Properties and concluded the agreements with Moneta described in Item 4.B.1 below.  Since that date the Company has acquired, and in some cases disposed of or surrendered, various interests in various mineral properties in Canada.

The Company presently has public liability insurance coverage of $2,000,000 (Cdn.) for injury, property damage and fire fighting costs.

The Company has a web site at www.acrexventures.com.

3.

Funding during 2006

On May 1, 2006 the Company issued 3,000,000 Units at $0.235 per Unit for gross proceeds of $705,000.  Each Unit consisted of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to acquire an additional share of the Company for $0.30 until May 1, 2007.

No flow-through shares or units were sold to any United States persons.

3,079,315 previously issued share purchase warrants were exercised, providing the Company with proceeds of $550,988.

B.

Business overview and description

The Company is considered to have only one reportable industry segment – namely mineral exploration - and two geographic segments - namely British Columbia and Ontario, Canada.

1.

The Michaud Project – Moneta Porcupine Mines Inc. agreement

The Company’s interest in the Michaud Property (“Property”) is held pursuant to an agreement dated September 1, 2001, as amended on January 17, 2003 (the “Moneta Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”) of Timmins, Ontario, Canada pursuant to which the Company had to spend $1,000,000 on exploration of the Property within 36 months of the filing date of the original agreement in order to earn a 50% interest in the Property.  The Company exercised its rights under the Moneta Agreement by spending more than $1,000,000 on the Property, and thereby acquired a 50% joint venture interest in what was previously described as the westerly portion of the Property.

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

In a supplemental Agreement dated March 31, 2006 the Company and Moneta agreed that Moneta would assign to the Company a 50% interest in an adjoining group of three mineral claims known as the “Dyment 3” claims, giving the Company a net 37.5% interest.  The interests are held subject to an agreement between Moneta and St. Andrew Goldfields Ltd. pursuant to which that company has retained a 25% carried interest in the claims.  The Company paid Moneta $50,000 for the assignment.  Moneta and the Company have agreed that the interests now held jointly by them are included in their Joint Venture.

The Company has expended $1,244,312 on the Michaud Property as of December 31, 2006 - being $75,000 of acquisition costs and $1,169,312 of exploration costs.

The Michaud Property is without known reserves and the work the Company proposes to conduct on it will be exploratory in nature.

The Company’s Qualified Person, pursuant to Canada’s National Instrument 43-101, for the Michaud Property is Rainer Skeries, P.Geo.

(a)

PROPERTY DESCRIPTION and LOCATION

The Michaud Property optioned by the Company consists of 77 contiguous claim unit equivalents situated within the southern part of Michaud Township in the Larder Lake Mining Division about 100 kilometres east of Timmins and 30 kilometres west of the Ontario-Quebec border in east-central Ontario.  The group is comprised of 9 patented claims, 29 leased claims and 18 staked claims, all of various sizes, and comprises 1,248 hectares (approximately 3,083 acres).  A central point within the claims block corresponds to 480 28’ North Latitude and 800 05’ West Longitude.

Figure 1 shows the location of the claims within the Province of Ontario, Canada.  The configurations of the various claims are shown in Figure 2.  The central 3 unhatched claims are privately owned and excluded from the Property.

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

MANITOBA
QUEBEC
ONTARIO
Red Lake
DETAILED
MAP AREA
Chibougamau
WINNIPEG
Noranda
Val-d'Or
Timmins
Kirkland
Lake
MONTREAL
OTTAWA
U. S. A.
TORONTO
0 200 400
Kilometres

ACREX VENTURES LTD.

MICHAUD GOLD PROPERTY

Michaud Township, Ontario

LOCATION MAP

SCALE: AS SHOWN	NTS 42A/09	FIG: 1
MARCH 2003

GUIBORD TWP.
MICHAUD TWP.
MICHAUD TWP.
GARRISON TWP.
MICHAUD TWP.
BARNET TWP.
Knight Lake
Roy Lake
Greenland Lake
Pike Lake
Chummy Lake
Ludgate Lake
Westaway Lake
Pike River
Turner Lake
Clermont Lake
Dewhirst Lake
-48° 28' N
5307000mN
N

LEGEND

- Patented claim.
- Leased claim
- Staked claim
- Road: main
- Road: secondary
- Trail

PROFESSIONAL
PROVINCE OF BRITISH COLUMBIA
H. H. M. MEIXNER
GEOSCIENTIST

0 0.5 1.0 1.5 2.0 2.5
Kilometres

Meixner Report 2004

ACREX VENTURES LTD.

MICHAUD GOLD PROPERTY
Michaud Township, Ontario

CLAIM MAP

SCALE: 1:50,000	NTS: 42A/09	FIG. 2
DATE: March 2004

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

(d)

HISTORY

The first recorded claims in the area of the Property were staked in 1944 as a consequence of an Ontario Department of Mines report which suggested that the DPFZ passes through Michaud Township.  Various portions of the Property have been held and tested by a succession of companies since that time.  Moneta’s land position was primarily acquired through staking and by a series of joint venture agreements in the late 1980’s.  Subsequent to 1998, Moneta assumed a 100% interest.

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

The following is a brief description of work done on the properties comprising the Joint Venture properties in 2006.

Michaud JV

The 2006 drill program on the Michaud JV property consisted of a 5 drill hole  1,117 metres drill program from April to June 2006  of which only three were successfully completed. The program was originally intended to test the gold potential of the Dyment property.

Dyment 3

In spite of an early termination to the program due to poor spring ground conditions, the drilling produced encouraging results which confirmed the continuity of the overall geological setting and established the presence of gold mineralization underlying the property.  The best gold values were 3.11 grammes per ton (“g/t”) over 1.15 metres and 7.51 g/t over 0.50 metres within a zone of 2.10 g/t gold over 2.55 metres in MA-06-33, all as drilled widths in altered greywacke. This initial hole had to be abandoned in a sand seam at 341 meters.  The two successive drill holes were also abandoned due to poor ground conditions (104m) and surface conditions (60m) respectively. As a subsequent event, drilling was resumed in February 2007 utilizing the previous 60m drill hole and completing 4 additional holes. Assay results are still pending.

55 Zone

The 2006 drill program included a western stepout hole to the 55 Zone intersecting gabbroic rocks over much of its length thereby not being able to test the target stratigraphy, but did return 2.28 g/t gold over 1.3 metres. A final drill hole “scissored” previous drilling in the 55 Zone where only 18 drill holes had been completed.  Multiple zones of gold mineralization were intersected in most drill holes in the 2005 program including 11.23 g/t over 1.70 metres (MA-05-27), 5.81 g/t over 7.40 metres (MA-05-30), 10.90 g/t over 2.00 metres (MA-05-31), and 9.04 g/t over 5.90 metres (MA-05-32), all over drilled widths.  The new hole (MA-06-37) was  intended mainly for structural and interpretation purposes returning encouraging gold values generally in the 0.5 to 6 g/t range with the best value being 57.18 g/t Au over 0.31 metres, close to true width.

Table Of Significant Assay Results

Drill hole	From (m)	To (m)	Interval (m)*	Assay (g/t)	Comments
MA06-33 includes	238.85 242.45 242.45	240.00 245.00 242.95	1.15 2.55 0.50	3.11 2.10 7.51	abandoned in sand seam
MA06-34				nsv	~15m sediments, abandoned
MA06-35				na	casing only
MA06-36	71.70	73.00	1.30	2.28	Max. 3.12 g/t / 0.60 m
MA06-37 Includes includes	73.50 80.00 80.00 140.30 143.10 152.99 180.43 215.70 222.66 233.20	77.56 83.00 81.30 144.35 144.35 155.49 186.65 219.45 224.46 233.51	4.06 3.00 1.30 4.05 1.25 2.50 6.22 3.75 1.80 0.31	1.01 1.76 3.36 0.95 1.20 1.64 1.21 1.43 2.60 57.18**	max. 2.76 g/t / 0.90 m max. 3.48 g/t / 0.50 m max. 1.79 g/t / 0.80 m max. 3.36 g/t / 0.85 m max. 5.27 g/t / 0.32 m max. 2.73 g/t / 0.98 m max. 6.86 g/t / 0.50 m vein

*  drilled width

** average includes “2nd and 3rd cut” assays from reject (remaining coarse fraction)

R. Skeries, P.Geo., is the "Qualified Person" for the Michaud Property for the purposes of National Instrument 43-101.

2.

Spanish Mountain Property

By an Option Agreement dated July 23, 2005 (“Option Agreement”) the Company secured an option to earn a 100% interest in the mineral claims comprising the Spanish Mountain Property (“Property”).  To complete the earning of the 100% interest, the Company must pay to the Optionor a total of $100,000 cash over a period running to mid-2009 - of which $20,000 has been paid.  The Company must also issue to the Optionor 200,000  shares in its capital by instalments over a period ending in mid-2008 - of which 100,000 shares have been issued.  A further 100,000 shares will have to be issued to the Optionor if and when the Company receives a positive feasibility study on the Property.  If the Company earns a 100% interest in the Property it will be subject to the reservation to the Optionor of a 3.0% net smelter return entitlement;  provided that the Company will have the right to purchase 66.666% of the NSR for $1,000,000 upon the commencement of commercial production of mineral products from the Property.

Acrex negotiated to acquire the Option Agreement on the Property after encouraging results of exploration on adjoining properties, particularly those reported by the joint venture work of Wildrose Resources Ltd. and Skygold Ventures Ltd.

Effective February 6, 2007 the Company purchased two adjoining mineral claims from arm’s-length vendors for $10,000 and the issuance of 200,000 shares of the Company.

The Company’s total cost to December 31, 2006 with respect to the property is $460,647 - being $417,399 on exploration work and $43,248 for the acquisition and maintenance of the interests in the Property.

The Property is without known reserves and the work the Company proposes to conduct on it will be exploratory in nature.

The Company’s Qualified Person for the Spanish Mountain Property is Perry Grunenberg, P.Geo.

(a)

PROPERTY DESCRIPTION AND LOCATION

The Spanish Mountain Property is located in the Cariboo Mining Division and consists of 2 claim blocks comprised of 10 claims totaling 1,473.76 hectares – approximately 3,642 acres.  The Property is located approximately 5 kilometres from the village of Likely and 70 kilometres northeast of Williams Lake, BC.  Figure 4 shows the location of the claims within British Columbia and Figure 3 shows more details of the shape and location of the claims.

FIGURE 4 – Property Location

Symbol Legend
Geology Legend
SPANISH MOUNTAIN PROJECT
ACREX VENTURES LTD.
SKY GOLD VENTURES/ WILD ROSE RESOURCES Joint Venture
0 5 10 15
kilometres
ACREX VENTURES LTD.
SPANISH MOUNTAIN PROPERTY
Cariboo M.D., British Columbia
REGIONAL GEOLOGY MAP

FIGURE 3 – Spanish Mountain Claims

The Claims comprising the Property are listed in Table I, below.  All claims are located on crown land.  The claims have not been surveyed.  The Golden Airport, Gold Trend, Goldie, Gold and Gold 3 are referred to as the “Hepburn Lake group” in this document, and the Spanish 1, 2, and 3 are referred to as the “Spanish Mountain group”.

CLAIM INFORMATION

CLAIM NAME	RECORD NUMBER	CLAIM AREA (Ha)	ANNIVERSARY DATE
GOLDEN AIRPORT	510115	274.821	2006/04/03
GOLD TREND	514947	117.755	200/606/21
GOLDIE	517056	58.900	2006/07/12
GOLD	517007	19.635	2006/0/712
GOLD 3	517098	39.261	2006/07/12
SPANISH 1	502372	491.331	2006/01/12
SPANISH 2	502608	157.233	2006/01/12
SPANISH 3	503338	196.584	2006/01/14
MOOREHEAD 12	537371	78.52	2007/07/18
MOOREHEAD 13	537372	39.72	2007/07/18

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

(d)

DEPOSIT TYPES

The Quesnel Trough hosts a wide variety of mineral deposits.  The area contains 82 mineral occurrences recorded up to 1989 in the government files.  Fifty-six of these are bedrock hosted base and precious metal deposits with the remainder being placer deposits or other deposits including industrial minerals.

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

A British Columbia Government Bulletin reports that the Spanish Mountain quartz veins contain gold and minor base metals.  Much of the area is affected by pervasive carbonate-silica replacements and listwanite alteration associated with quartz veins or fractures.  Gold occurs in quartz veins that range from less than 1 up to 4 metres in width.  The fracture-controlled style of mineralization suggests that the veins postdate metamorphism and deformation.  The mineralized zones are located on the northeast limb of a northwest trending anticline that is cut by numerous northwest trending thrust faults.  The northwest trending structures are crosscut by a series of prominent northeast to east trending normal faults.  These cross-cutting structures were found to control the mineralization.

(f)

HISTORY

The Cariboo region has a history as one of the most productive placer gold mining districts in British Columbia.  This includes rich discoveries of placer gold at Quesnel Forks near Likely, and in bench deposits along Cedar Creek in the Spanish Mountain area in 1921.

In 1933, gold was discovered in quartz veins on the northwest flank of Spanish Mountain.   Extensive exploration on – and in the area of – the Property is reported to have been conducted in the decades since then.  Ultimately the mineral claims which are essentially between the two blocks of claims held by the Company were acquired by Skygold Ventures Ltd. and Wildrose Resources Ltd. who formed a Joint Venture to own and control their claims.  Skygold, Wildrose and latterly their Joint Venture have reported work on their claims since 2002.

During 2004 and 2005, the Skygold and Wildrose Joint Venture continued exploration of their joint venture property, including diamond and reverse circulation drilling.   In a November 25, 2005 news release, the companies announced that step-out drilling dramatically extended the bulk tonnage mineralized corridor by over 450 metres to the north on their Spanish Mountain property.  Drill holes from within the central portion of the known zone continued to significantly expand the tonnage potential with some of the longest continuous intercepts received to date.

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

The valley bottom along the Spanish Creek corridor contains a significant amount of historic and current placer gold mining.  There is a documented presence of fluvial, glacial and glaciofluvial deposition along the valley bottom and margins.  Care is required when exploring for bedrock gold occurrences to ensure that values obtained are not due to the presence of gold in the overlying unconsolidated materials.   However, the on-going exploration within the valley, including that undertaken by the Skygold Wildrose Joint Venture, indicates that some of the best intersections of gold in bedrock occur within or in close proximity to some of the actively mined placer channels located along the slopes of Spanish Mountain.

(g)

EXPLORATION WORK CONDUCTED IN 2006 BY ACREX

Diamond drilling was completed on the Hepburn Lake area of the Spanish Mountain Property.  A total of 15 widely spaced drill holes were designed to test extensive soil geochemical anomalies previously outlined by sampling.  All drill core was submitted to accredited laboratories for analysis.  A total of 1207 samples were submitted for analysis.

Results of the drilling indicate a wide distribution of low gold values, ranging from 0.1 to 2.54 g/t within the bedrock underlying the gold-in-soil geochemical anomalies.  Drill holes that were completed along the north-eastern margins of the soil anomalies returned higher gold values. Hole 06SM-15, the best hole, returned three intersections of greater than 0.5 g/t gold, including 2.54 g/t over 1.51 m and 2.29 g/t over 1.52 m.

The following table summarizes the drill holes that contained elevated levels of gold:

Hole #	Interval (m)*	Width (m)	Gold g/t
06SpM-02	178.92 to 180.45	1.53	0.19
06SpM-03	127.1 to 128.6	1.50	0.21
06SpM-04	53.94 to 55.20	1.26	0.21
	59.50 to 61.00	1.50	0.26
	145.39 to 146.9	1.51	0.22

06SpM-06	101.2 to 104.2	3.00	0.20
06SpM-09	105.77 to 108.81	3.04	0.22
06SpM-10	109.20 to 110.30	1.10	0.38
06SpM-11	85.00 to 86.50	1.50	0.20
	98.42 to 111.86	13.44	0.22
including	101.20 to 102.72	1.52	0.43
and	102.72 to 104.30	1.58	0.31
06SpM-12	142.34 to 143.95	1.61	0.17
06SpM-14	60.05 to 61.50	1.45	0.31
	73.75 to 75.29	1.54	0.31
06SpM-15	73.1 to 75.29	2.19	0.53
	139.29 to 140.80	1.51	2.54
	158.50 to 160.02	1.52	2.29

*indicates drill hole intercept width

The highest gold values were obtained from the final drill hole, 06SpM-15.   In this hole gold grades increased near the bottom of the hole and the final 1.52 metres returned 2.29 g/t gold.  The final stages of drilling, including holes 11 through 15, were targeted from geologic information and interpretation obtained from the preceding 10 drill holes.  Information obtained from these final drill holes lead Acrex’s consultants to conclude that a structural corridor of interest is located within a belt of mudstone intercepted in hole 15.  The higher gold values obtained near to the bottom of that drill hole suggest that this corridor has gold potential both laterally and at depth that requires investigation.

The geology intersected in this drilling program is consistent with the regional geology that trends through the Skygold-Wildrose exploration area, located immediately to the east, onto the Acrex property.  The geology consists of sedimentary formations that have been altered, and in places, sheared.  They host significant fine quartz and carbonate veining as well as common pyritic-bearing sections.  To date, the best gold-bearing intercepts from the Acrex drilling have been returned from samples of carbonaceous mudstone containing veined and disseminated pyrite, typical for large bulk-mineable sediment hosted gold deposits.

Carbonaceous mudstones that host gold-bearing formations are commonly graphitic.  The graphitic sections can be mapped by electromagnetic variations using geophysical procedures.  Acrex’s consultants recommend that an airborne magnetic/electromagnetic survey be completed on the property in order to define sedimentary horizons with potential to host gold-bearing structures, and to tie the gold-bearing intercepts of hole 15 to the trend of the regional sedimentary structures.  Follow-up detailed soil geochemical sampling, combined with bedrock trenching and eventual drilling of targets produced from this work is also recommended.

(h)

RECOMMENDATIONS

A programme  is recommended for the Property for 2007 consisting of further diamond drilling – but the details of the programme have not been settled yet pending the completion of an airborne geophysical survey of the property which is scheduled to be done during the month of May, 2007.

3.

Permitting

The Company foresees no permitting obstacles for the work that it might conduct on its various properties in 2007.  If and when larger programmes are undertaken various permits will be required from the applicable governmental authorities - which will include permits from the Departments concerned with preventing damage to the environment or to fisheries.  All of the permits that the Company will require in the foreseeable future are permits which are normally available upon making the properly supported application and paying whatever may be the relatively nominal government fees.

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

B.

Liquidity and capital resources

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. At March 31,

2007, the Company had not yet achieved profitable operations, has accumulated substantial losses since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Because of the “start-up” status of the Company it does not have liquidity, either short or long term.  It does not have any material unused sources of liquidity.  The Company does not have sufficient working capital to carry forth any work on the Properties other than the programmes which are expected to be done prior to mid- 2007.

The Company had working capital as of March 31, 2007 of approximately $450,000.  The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the monies which have been spent acquiring and exploring the Properties.

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

The Company’s liabilities as of December 31, 2006 were only its normal year-end accounts payable of  $17,992.

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

Item 6.

Directors, Senior Management and Employees

A.

Directors and senior management

Name, age and countries of residence	Offices held with the Company	Principal business activities outside the Company
T.J. Malcolm Powell Age 67 Canada	Director, Promoter and President and Chief Executive Officer of the Company since August 3, 2000

Engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.  Since November, 1998 investor, shareholder and public relations agent for the Lang Group of Companies in Vancouver, B.C.

Frank A. Lang Age 82 Canada	Director and Chairman of the Board since October 2, 2001	Director and President or Chairman of the various companies comprising the Lang Group of Companies; President and CEO of Cream Minerals Ltd. and Chairman of Sultan Minerals Inc.
Carl R. Jonsson Age 72 Canada	Director since November 30, 1998. Secretary since August 3, 2000. Chief Financial Officer	Principal/Partner of Vancouver law firm Tupper Jonsson & Yeadon, Solicitors for the Company. Director of various public companies
Gregory G. Crowe Age 52 Canada	Director since July 25, 2001

P.Geol.  P.Geo.   Self-employed as geological consultant.  Employee, Director and Executive Officer of Yuma Copper Corp. from 1994 to December, 1997.  Director, President and CEO of Entreé Gold Ltd. since July, 2002

Arthur G. Troup Age 63 Canada	Director since September 25, 2001	Since January 1997 Vice-President Exploration of the companies comprising the Lang Group of Companies. Prior to that, self-employed as consultant
Robin M. Merrifield Age 64 Canada	Director since December 5, 2005

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

Mr. Jonsson’s directorships include positions as a director – and as a member of the Audit Committees – of Comaplex Minerals Corp. (“Comaplex”), Bonterra Energy Income Trust (Bonterra”) and Pine Cliff Energy Ltd. (“Pine Cliff”) – all of which are head-officed in Calgary, Alberta, Canada.  Comaplex, the shares of which trade on the TSX Stock Exchange, conducts mineral exploration on a number of properties in Iqaluit (one of the Northwest Territories of Canada).  Bonterra, the Trust Units of which trade on the TSX Stock Exchange, is an oil and gas producer.  Pine Cliff is listed for trading on the TSX Venture Exchange and is involved in oil and gas exploration in Canada and South America.  Mr. Jonsson is also a Director of  Caledonia Mining Corporation, the shares of which trade on the TSX Stock Exchange, the NASD Over-the-Counter Bulletin Board in the United States and the AIM market in London, and is head officed in Johannesburg, South Africa.  It is carrying on exploration activities in South Africa and East Africa, and has also carried on extensive mining exploration activities (during the period Mr. Jonsson has been a director) in Northern Canada, Scotland, Spain, South Africa and East Africa.  Caledonia has operated mines in Spain and South Africa and is presently operating a mine in Zimbabwe.  Because of Mr. Jonsson’s experience, through being a director of mineral exploration companies, he is able to provide legal, management and financial advice to the Company’s Board of Directors and, in particular, to Mr. Powell.

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

B.

Compensation

(a)

T.J. Malcolm Powell is paid $9,000 per month for his management services to the Company.  The funds are paid to him indirectly through the payment of his wholly owned private company, Arbutus Enterprises Ltd.

(b)

Arthur Troup, Gregory Crowe and Robin Merrifield are not paid for their services to the Company as a Director or member of the Audit Committee - although Gregory Crowe was in earlier years paid fees for occasional geological services rendered to the Company.

(c)

Carl R. Jonsson is not paid for his services as a director and officer of the Company, per se.  However, he is a senior principal of Tupper Jonsson & Yeadon, the Vancouver, Canada law firm which provides legal services to the Company – which are primarily provided by Mr.

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

E.

Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below – which are the percentage of the Company’s 27,108,939 issued shares (as of March 31, 2007) also set opposite their names:

Name of Director and Officer	Shares held – directly and indirectly	Percentage of issued shares - %
T.J. Malcolm Powell	1,313,415	4.84
Frank A. Lang	371,833	1.37
Carl R. Jonsson	275,525	1.02
Greg Crowe	23,196	0.09
Arthur G. Troup	35,100	0.13
Robin M. Merrifield	Nil	Nil
TOTAL	2,019,069

Of the shares shown held by Mr. Powell, a portion is held by him directly and a portion is held by Mr. Powell’s wholly owned company Arbutus Enterprises Ltd.

During the last completed fiscal year – January 1, 2006 to December 31, 2006 - the Company has issued shares on a number of different dates for different prices and consideration – as detailed in Item 10.A.3 below.  As of the Company’s fiscal year-end there were 26,908,939 shares issued of which the Directors and Officers owned 2,019,069 shares (being 7.45% of the issued shares).  During the period between December 31, 2006 and March 31, 2007 the Company issued 200,000 shares.

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

Item 7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

1.

To the best of the knowledge of the Company and its management no shareholder holds, directly or indirectly, more than 5% of the issued shares of the Company.  This does not constitute any significant change in the percentage ownership held by any major shareholders during the past three years.

2.

The Company is not, to the best of the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

3.

The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares.  As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at March 31, 2007 the Company had 203 shareholders of record of which 185 were resident outside of the United States holding between them 26,628,200 shares, and 18 were resident in the U.S.A. holding between them 480,736 shares.

4.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.

Related party transactions

(a)

There have not been any material related party transactions between the Company and any of the directors, officers, associates or major shareholders of the Company since January 1, 2006.

(b)

Certain directors have received compensation – as disclosed in Item 6A above.

Item 8.

Financial Information

A.

Financial Statements and Other Financial Information

1.

Exhibited hereto are the following financial statements prepared as at the last fiscal year-end,  December 31, 2006, with comparative figures shown as of December 31, 2005 and 2004, with attached audit report;

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

May 31, 2002 - December 31, 2002

January 1, 2003 - December 31, 2003

January 1, 2004 - March 31, 2004

April 1, 2004 - June 30, 2004

July 1, 2004 - September 30, 2004

October 1, 2004 - December 31, 2004

January 1, 2005 - March 31, 2005

April 1, 2005 - June 30, 2005

July 1, 2005 - September 30, 2005

October, 2005

November, 2005

December, 2005

January, 2006

February, 2006

March, 2006

April, 2006

May, 2006

June, 2006

July, 2006

August, 2006

September, 2006

October, 2006

November, 2006

December, 2006

January, 2007

February, 2007

March, 2007

	0.43 0.40 0.315 0.27 0.275 0.245 0.20 0.145 0.14 0.14 0.18 0.14 0.225 0.22 0.22 0.46 0.445 0.355 0.36 0.42 0.44 0.38 0.36 0.35 0.265 0.245 0.21	0.15 0.135 0.20 0.14 0.15 0.185 0.115 0.095 0.095 0.085 0.08 0.095 0.11 0.17 0.18 0.195 0.18 0.26 0.30 0.25 0.34 0.30 0.25 0.24 0.135 0.18 0.175

The shares of the Company trade on the TSX Venture Exchange in Canada, and on the NASD Over The Counter Bulletin Board and the Pink Sheets in the United States.  The shares previously traded in the United States only on the Pink Sheets.  During the 1-year period ending March 31, 2007 the shares traded on the Pink Sheets at a range of from a low of $0.1369 to a high of $0.41 per share.  During the period January 1, 2007 – April 30, 2007 the shares traded a total of 147,000 shares on the OTC Bulletin Board at prices between a high of $0.22 and a low of $0.1369 per share.  The figures given in this paragraph are United States dollars.

Item 10.

Additional Information

A.

Share capital

1.

The authorized capital of the Company consists of an unlimited number of common voting shares without par value.  As at the close of business on March 31, 2007 there are 27,108,936 shares issued – all of which were issued as fully paid shares.  Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below.  Certain of the options are held by Company Directors as detailed in Item 6.B above.

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

3.

During the  fiscal year ended December 31, 2006 and during the period since then to March 31, 2007  the Company issued shares as follows:

No. of Shares issued	Dates, Terms and Conditions
3,000,000

Issued as part of 3,000,000 Units privately placed at $0.235 per Unit for gross proceeds of $705,000.  Each Unit consisted of 1 share of the Company and 1 share purchase warrant.  The warrants are those described in sub-clause 2 above.

200,000	Issued to vendors of two Spanish Mountain mineral claims purchased by the Company February 6, 2007
3,079,315	Issued pursuant to the exercise of previously issued share purchase warrants for total proceeds of $550,988.

B.

Memorandum and articles of association

1.

The Company was incorporated in British Columbia, Canada, on August 1, 1969.  The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia.  Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia.   The Memorandum and Articles of the Company can be viewed at its Registered Office in Vancouver, Canada.

2.

The powers and functioning of the Directors are set forth in the Articles of the Company.  They provide:

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

2.

Option Agreement dated February 10, 2005 with Tom Cherry relating to the Referendum Property – since terminated;

3.

Option Agreement dated July 23, 2005 with Lloyd Addie relating to the Spanish Mountain property - described in Item 4.B3.

4.

Option Agreement dated January 26, 2006 with Frederick Critchlow relating to the Finger Lake property – since terminated.

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

Item 16C.

Principal Accountant Fees and Services

(a)

For 2006 the Company’s auditor’s fees were $13,750.  The auditor’s fees for 2005 were $15,500.

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

Item 18.

Financial Statements and Exhibits

Index of Exhibits attached:   Financial Statements audited as at December 31, 2006 - with comparative figures for 2005 and 2004 attached.  The Statements include U.S. oriented Comments by the Auditors and Note 13 dealing with U.S. Generally Accepted Accounting Principles.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ACREX VENTURES LTD.

    “Carl R. Jonsson”

Carl R. Jonsson,

Secretary and Chief Financial Officer

Date:

April 30, 2007

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit Nos.
Exhibit 12	Certifications by Company Chief Executive Officer and Chief Financial Officer
Exhibit 13(a)	Certifications pursuant to Sarbanes-Oxley Act of 2002

EXHIBIT 12

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

Date:

April 30, 2007

(signed)  ”T.J. Malcolm Powell”

President and Chief Executive Officer

EXHIBIT 12

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

April 30, 2007

(signed)  “Carl R. Jonsson”

Secretary and Chief Financial Officer

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, T.J. Malcolm Powell, President of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, Carl R. Jonsson, Chief Financial Officer of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

December 31, 2006, 2005 and 2004

1.  AUDITORS’ REPORT

2.  STATEMENTS OF OPERATIONS AND DEFICIT

3.  BALANCE SHEETS

4.  STATEMENTS OF STOCKHOLDERS' EQUITY

5.  STATEMENTS OF CASH FLOWS

6.  NOTES TO FINANCIAL STATEMENTS

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of ACREX Ventures Ltd.

We have audited the accompanying balance sheets of ACREX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2006 and 2005 and the statements of operations and deficit, stockholders' equity and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“AMISANO HANSON”
February 28, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188
VANCOUVER CANADA FACSIMILE: 604-689-9773
V6C 2T7 E-MAIL: amishan@telus.net

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

	2006	2005	2004
EXPENSES
Management fees – Note 7	$ 138,000	$ 138,000	$ 138,000
Directors fees – stock-based compensation – Note 6	-	73,884	-
Legal fees and disbursements – Note 7	34,914	53,802	59,793
Office and general – Note 7	51,593	37,102	40,700
Consulting fees – Note 6	21,575	400	9,202
Promotion and travel	68,038	41,785	31,199
Accounting fees	31,250	33,630	35,700
Advertising	30,007	23,432	41,213
Investor relations – Note 6	127,849	61,419	23,677
Filing fees	24,259	23,065	6,244
Rent – Note 7	13,380	10,680	12,502
Transfer agent fees	10,936	9,151	7,888
Insurance	2,500	2,500	500
Gain on sale of interest in mineral property	-	(94,999)	(12,049)
Loss on termination of mineral property option	15,429	97,383	-

Net loss before other items and income tax	(569,730)	(511,234)	(394,569)

OTHER ITEMS
Interest income	38,370	9,444	10,631
Write-down of marketable securities	-	(30,500)	(25,409)

	38,370	(21,056)	(14,778)

Net loss before income taxes	(531,360)	(532,290)	(409,347)

Future income tax recovery	-	22,263	-

NET LOSS	(531,360)	(510,027)	(409,347)

Deficit, beginning of the year	(4,291,717)	(3,781,690)	(3,372,343)

DEFICIT, end of the year	$ (4,823,077)	$ (4,291,717)	$ (3,781,690)

NET LOSS PER SHARE – BASIC/DILUTED	$ (0.02)	$ (0.03)	$ (0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	24,484,995	17,585,434	13,168,301

3

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2006 and 2005

Expressed in Canadian dollars

	2006	2005

ASSETS

Current
Cash and short-term investments	$ 662,965	$ 408,332
Marketable securities	16,000	16,000
Other receivables	42,420	11,667
Deposit and prepaid expenses	7,507	-

Total current assets	728,892	435,999

Mineral properties – Note 3	1,704,959	1,152,693

Total assets	$ 2,433,851	$ 1,588,692

LIABILITIES

Current
Accounts payable and accrued expenses – Note 7	$ 17,992	$ 33,306

Total liabilities	17,992	33,306

STOCKHOLDERS’ EQUITY

Share capital – Note 4	7,019,882	5,629,706
Contributed surplus – Note 5	219,054	217,397
Deficit	(4,823,077)	(4,291,717)

Total stockholders’ equity	2,415,859	1,555,386

Total liabilities and stockholders’ equity	$ 2,433,851	$ 1,588,692

Nature of Operations – Note 1

Commitments – Notes 3, 4 and 6

Subsequent Events – Note 10

APPROVED ON BEHALF OF THE BOARD

“Malcolm Powell”	Director	“Carl R. Jonsson”	Director
Malcolm Powell		Carl R. Jonsson

3

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2003	13,167,616	$ 4,879,083	$ 112,000	$ (3,372,343)	$ 1,618,740

Common stock issued for:
Private placement	250,000	52,200	-	-	52,200
Net loss	-	-	-	(40,347)	(409,347)

Balance, December 31, 2004	13,417,616	4,931,283	112,000	(3,781,690)	1,261,593

Common stock issued for:
Cash (net of issue costs)	6,587,500	736,568	-	-	736,568
Mineral properties	100,000	14,000	-	-	14,000
Finance fees	10,875		-	-	1,631
Agents’ options and warrants	-		31,513	-	-
Future income taxes on expenditures renounced to shareholders	-	(22,263)	-	-	(22,263)
Stock-based compensation	-	-	73,884	-	73,884
Net loss	-	-	-	(510,027)	(510,027)

Balance, December 31, 2005	20,115,991	5,629,706	217,397	(4,291,717)	1,555,386
Common stock issued for:
Private placements	3,000,000	705,000	-	-	705,000
Mineral properties	50,000	17,000	-	-	17,000
Options	663,630	79,636	-	-	79,636
Warrants	3,079,315	550,988	-	-	550,988
Transferred from contributed surplus for stock options and agents’ warrants exercised	-	37,552	(37,552)	-	-
Stock-based compensation	-	-	39,209	-	39,209
Net loss	-	-	-	(531,360)	(531,360)

Balance, December 31, 2006	26,908,936	$ 7,019,882	$ 219,054	$ (4,823,077)	$ 2,415,859

3

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

	2006	2005	2004

OPERATIONS

Net loss	$ (531,360)	$ (510,027)	$ (409,347)
Add (deduct) items not involving cash:
Loss on termination of mineral property option	15,429	97,383	-
Write-down of marketable securities	-	30,500	25,409
Stock-based compensation	39,209	73,884	-
Future income tax recovery	-	(22,263)	-
Gain on sale of interest in mineral property	-	(94,999)	(12,049)

Changes in non-cash working capital balances:
Decrease (increase) in other receivables	(30,753)	4,563	36,246
Increase in deposits and prepaid expenses	(7,507)	-	-
Decrease in accounts payable and accrued expenses	(15,314)	(21,406)	(44,271)

Cash used in operations	(530,296)	(442,365)	(404,012)

FINANCING

Shares issued	1,335,624	738,199	52,200

Cash provided by financing	1,335,624	738,199	52,200

INVESTING

Proceeds on sale of mineral property	-	65,000	5,000
Increase in mineral properties	(550,695)	(181,733)	(452,311)
Purchase of marketable securities	-	-	(6,659)

Cash used in investing	(550,695)	(116,733)	(453,970)

Increase (decrease) in cash	254,633	179,101	(805,782)

Cash and short-term investments, beginning of the year	408,332	229,231	1,035,013

CASH AND SHORT-TERM INVESTMENTS, end of the year	$ 662,965	$ 408,332	$ 229,231

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Non-cash transactions - Note 9

4

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

1. NATURE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX") in Canada and on the NASD over-the-counter Bulletin Board ("OTCBB") in the U.S.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

At December 31, 2006 the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 11, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

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

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Asset Retirement Obligations - The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At December 31, 2006, the fair value of the mineral properties’ site restoration costs are not significant.

Stock-based compensation - The Company has a stock option plan which is described in Note 6. The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense, and agents’ options and warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. On the exercise of stock options and agents’ options and warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

Loss per share - The Company uses the “treasury stock method” in computing earnings per share.  Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended December 31, 2006, 2005 and 2004 the existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Flow-through shares - The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

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

Government assistance – Refundable Mining tax credits are accrued at the time the related costs are incurred provided that their recovery is reasonably assured.  Refundable credits arising from capital expenditures are applied to the cost of the assets and refundable credits arising from other expenditures are applied as a reduction of such expenses.  Where recovery is not reasonably assured they will be recorded or accrued when assurance of reasonable recovery is determined.  Amounts to be recovered may be adjusted based upon assessment by the Canada Revenue Agency.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

3. MINERAL PROPERTIES

		Spanish	Nachako/
	Michaud	Mountain	Referendum	Total

December 31, 2005:

Acquisition costs
Balance, beginning of the year	$ 25,000	$ -	$ -	$ 25,000
Option payments	-	10,500	13,500	24,000
Less: termination of mineral property option	-	-	(13,500)	(13,500)

Balance, end of the year	25,000	10,500	-	35,500

Exploration costs
Balance, beginning of the year	1,029,341	-	-	1,029,344
Drilling	52,206	-	47,771	99,977
Consulting	7,019	2,977	20,241	30,237
Surveying and linecutting	5,784	4,336	5,553	15,673
Assays	5,504	5,112	4,062	14,678
Other	1,681	3,230	6,256	11,167
Less: termination of mineral property option	-	-	(83,883)	(83,883)

Balance, end of the year	1,101,538	15,655	-	1,117,193

	$ 1,126,538	$ 26,155	$ -	$ 1,152,693

December 31, 2006:

Acquisition costs
Balance, beginning of the year	$ 25,000	$ 10,500	$ -	$ 35,500
Option payments	50,000	32,748	9,781	92,529
Less: termination of mineral property option	-	-	(9,781)	(9,781)

Balance, end of the year	75,000	43,248	-	118,248

Exploration costs
Balance, beginning of the year	1,101,538	15,655	-	1,117,193
Drilling	50,000	254,416	-	304,419
Assays	2,535	72,387	1,570	76,492
Other	-	39,489	376	39,865
Consulting	7,370	18,675	2,200	28,245
Vehicles	-	9,936	1,502	11,438
Support	7,866	-	-	7,866
Lodging	-	6,841	-	6,841
Less: termination of mineral property option	-	-	(5,648)	(5,648)

Balance, end of the year	1,169,312	417,399	-	1,586,711

	$ 1,244,312	$ 460,647	$ -	$ 1,704,959

8

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

3. MINERAL PROPERTIES (continued)

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 65 mineral claims in the Michaud Township, Ontario, Canada (the “Property”).  The Property is divided into two areas.

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

The Agreement also includes terms for the acquisition of additional mineral claims within the area of interest.  Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims, the Company has agreed to pay Moneta $50,000, all of which has been paid as of December 31, 2006.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

Due Date	Cash Payment	Share Issuance

July 25, 2005 (completed)	$ 5,000	50,000
April 25, 2006 (completed)	5,000	-
July 25, 2006 (completed)	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-

	$ 100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

3. MINERAL PROPERTIES (continued)

Nachako claims, British Columbia, Canada – On January 26, 2006 the Company signed a Letter of Intent (the “Letter”) with a prospector (the “Optionor”) giving it a right to negotiate option agreements on certain mineral claims, covering a total of approximately 1,200 Units (approximately 25,000 hectares) in the north central area of British Columbia.  The Company earned the rights by paying the costs (aggregating $9,781) of the Optionor filing mineral claims over the areas.

The Company terminated its option on the Nachako claims by electing to not sign the formal option agreement with the Optionor and the agreement accordingly expired effective July 31, 2006.

Referendum claims, British Columbia, Canada - On February 10, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Referendum gold-copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.

The Company terminated its option on the Referendum claims on August 5, 2005.

Raglan Ungava claims, Quebec, Canada – On May 12, 2003, the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

In 2003, the Company granted Resolve Ventures Inc. (“Resolve”) an option to acquire a 70% interest in the claims.  Pursuant to the option, Resolve made cash payments to the Company of $20,000 and issued 150,000 Resolve shares.

On July 24, 2005, the Company sold 100% of its interest in these claims to Resolve for a further cash payment of $65,000 and an additional 500,000 common shares of Resolve.  The Company will retain a 3% net smelter royalty on these claims.

4. SHARE CAPITAL

On November 16, 2004 the shareholders of the Company passed a special resolution providing that the articles of the Company be altered by canceling the existing articles and creating and adopting of new articles. Included in the new articles was an amendment to allow an increase of authorized share capital to an unlimited number of common voting shares without par value.

The following share transactions occurred during the years ended December 31, 2006 and 2005:

(i)  On May 1, 2006 the Company issued 3,000,000 units at $0.235 per unit for gross proceeds of $705,000 under a non-brokered private placement. Each unit consisted of one common share and one common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.30 per share until May 1, 2007.

(ii)  On October 18, 2005, the Company issued 650,000 units at $0.12 per unit for gross proceeds of $78,000 under a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 per share until October 18, 2006.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

4. SHARE CAPITAL (continued)

(iii)  On May 16, 2005, the Company issued 4,336,500 units at $0.12 per unit for gross proceeds of $520,380. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 per share until May 16, 2006. The agent received a commission of $52,038 and an option to acquire 520,380 units at $0.12 per unit until May 16, 2006. The Company has recognized the fair value of the agent's options as a share issue cost.

(iv)  On March 24, 2005, the Company issued 1,200,000 units at $0.15 per unit for gross proceeds of $180,000 under a brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 24, 2006. The agents received fees and commissions of $15,400, 10,875 shares and 190,875 warrants exercisable at $0.15 per share until March 24, 2006. The Company has recognized the fair value of the agents' warrants as a share issue cost.

(v)  On March 10, 2005, the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 under a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 per share until March 10, 2006.

Warrants – The Company has stock purchase warrants outstanding as follows:

	Outstanding				Outstanding
	December 31,				December 31,
Exercise Price	2005	Issued	Exercised	(Expired)	2006	Expiry date

$0.20	200,500	-	(125,250)	(75,250)	-	March 10, 2006
$0.20	600,000	-	-	(600,000)	-	March 24, 2006
$0.15	190,875	-	(190,875)	-	-	March 24, 2006
$0.18	2,428,440	-	(2,428,440)	-	-	May 15, 2006
$0.18	325,000	-	(325,000)	-	-	October 18, 2006
$0.30	-	3,000,000	-	-	3,000,000	May 1, 2007

	3,744,815	3,000,000	(3,069,565)	(675,250)	3,000,000

5. CONTRIBUTED SURPLUS

	2006	2005

Balance, beginning of the year	$ 217,397	$ 112,000
Stock-based compensation – Note 6	39,209	73,884
Agents’ options and warrants	-	31,513
Options and warrants exercised	(37,552)	-

Balance, end of the year	$ 219,054	$ 217,397

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

6. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2006:

Price	Number Outstanding	Number Exercisable	Expiry Date

$0.30	600,000	600,000	June 3, 2007
$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	100,000	June 19, 2011
$0.30	50,000	50,000	June 29, 2011

	2,000,000	2,000,000

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

A summary of the changes in the Company's stock options for the years ended December 31, 2006 and 2005 is presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price

Outstanding, beginning of the year	2,520,380	$0.22	1,305,000	$0.29
Granted	150,000	$0.30	835,000	$0.12
Agents’ options	-	$ -	520,380	$0.12
Exercised	(663,630)	$0.12	-	$ -
Cancelled or expired	(6,750)	$0.12	(140,000)	$0.30

Outstanding, end of the year	2,000,000	$0.23	2,520,380	$0.22

As described in Note 2, the Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to stock-based compensation. The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

6. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

During the year ended December 31, 2006, a compensation charge associated with stock options granted to directors and consultants of the Company in the amount of $39,209 (consulting fees of $13,400 and investor relations of $25,809) (2005: $73,884; 2004: $Nil) was recognized in the financial statements. For purposes of the calculation, the following assumptions were used under the Black-Scholes model:

	2006	2005

Risk free interest rate	4.32%	3.37%
Expected dividend yield	0%	0%
Expected stock price volatility	127%	122%
Expected life	5 years	4.28 years

The grant-date fair value of options granted during the year ended December 31, 2006 was $0.26 (2005: $0.09).

7. RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $34,914 (2005: $53,802; 2004: $48,950) from a law firm of which a director is a principal. Accounts payable includes $Nil (2005: $6,681) due to the law firm.

The Company incurred management fees of $108,000 (2005: $108,000; 2004: $108,000) and equipment rental charges (included in office and general) of $11,396 (2005: $10,063; 2004: $10,068) from a company owned by a director and management fees of $30,000 (2005: $30,000; 2004:$30,000) from a company owned by another director.

The Company incurred rent expense of $13,380 (2005: $10,680; 2004: $12,502) from a company which has a common director.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

8. INCOME TAXES

At December 31, 2006, the Company has accumulated resource deduction expenses totalling $1,222,534 and non-capital losses totalling $2,316,955 available to reduce taxable income of future years.  The non-capital losses expire as follows:

2007	$ 55,156
2008	91,793
2009	270,556
2010	395,904
2014	445,585
2015	508,593
2026	549,368

$ 2,316,955

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

8. INCOME TAXES (continued)

The significant components of the Company’s approximate future income tax assets (liabilities), at an average corporate tax rate of 34.12%, are as follows:

	2006	2005

Non-capital losses	$ 790,545	$ 619,000
Resource property costs	(164,603)	(174,000)
Share issue costs	30,378	60,000

	$ 656,320	$ 505,000

The potential income tax benefit of these losses and expenses have not been recorded in the financial statements due to the uncertainty of realization.

9. NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

During the year ended December 31, 2006, the following transaction was excluded from the statement of cash flows:

i)

The Company issued 50,000 shares at a fair value of $17,000 for mineral properties.

During the year ended December 31, 2005, the following transactions were excluded from the statement of cash flows:

i)

The Company issued 100,000 shares at a value of $14,000 for mineral properties,

ii)

The Company issued 10,875 common shares at a value of $1,631 as agent's fees; and

iii)

The Company received 500,000 common shares of Resolve Ventures Inc. at a value of $30,000 as partial consideration for the sale of the Raglan Ungava claims – Note 3.

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

10. SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

i)

the Company entered into an agreement to acquire a 100% interest in two mineral claims situated in the Cariboo Mining Division, BC.  As consideration, the Company paid $10,000 cash and issued 200,000 common shares of the Company to the vendors; and

ii)

the Company granted stock options to a consultant to purchase 100,000 shares at $0.20 per share, exercisable up to but not after February 7, 2012.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Marketable securities - Under Canadian GAAP marketable securities are carried at the lower of cost or fair value, with unrealized holding losses included in earnings.  Under U.S. GAAP, the Company's marketable securities are classified as "trading securities" as they are held primarily for sale in the near term.  Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings.  Because of the unrealized holding losses, there is no adjustment required under U.S. GAAP.

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

During the year ended December 31, 2004, the Company issued 250,000 flow-through shares; however, as of December 31, 2004 none of the flow-through funds raised had been renounced, resulting in a year end liability of $7,500.  During the year ended December 31, 2005, the Company renounced the $62,500 and as at December 31, 2006 there was no remaining liability.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at December 31, 2006, for U.S. GAAP purposes, $Nil (2005: $Nil, 2004:$62,500) would have been restricted.

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

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of losses reported to U.S. GAAP:

	2006	2005	2004

Net loss as reported in accordance with Canadian GAAP	$ (531,360)	$ (510,027)	$ (409,347)
Adjustments:
Mineral property costs expensed	(552,266)	(98,349)	(447,360)
Future income tax benefit related to flow-through shares	-	(14,763)	-

Net loss under U.S. GAAP	$ (1,083,626)	$ (623,139)	$ (856,707)

Net loss per share under U.S. GAAP	$ (0.04)	$ (0.04)	$ (0.07)

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2006	2005

Total assets under Canadian GAAP	$ 2,433,851	$ 1,588,692
Adjustments:
Mineral property costs expensed	(1,704,959)	(1,152,693)

Total assets under U.S. GAAP	$ 728,892	$ 435,999

Total liabilities under Canadian GAAP	$ 17,992	$ 33,306
Adjustments to U.S. GAAP	-	-

Total liabilities under U.S. GAAP	17,992	33,306

Total stockholders’ equity under Canadian GAAP	2,415,859	1,555,386
Adjustments to U.S. GAAP	(1,704,959)	(1,152,693)

Total equity under U.S. GAAP	710,900	402,693

Total equity and liabilities under U.S. GAAP	$ 728,892	$ 435,999

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006, 2005 and 2004

Expressed in Canadian dollars

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

	2006	2005	2004

Cash used in operating activities under Canadian GAAP	$ (530,296)	$ (442,365)	$ (404,012)
Adjustments to U.S. GAAP
Exploration expenses for the period	(550,695)	(181,733)	(447,360)

Cash used in operating activities under U.S. GAAP	$ (1,080,991)	$ (624,098)	$ (851,372)

Cash used in investing activities under Canadian GAAP	$ (550,695)	$ (116,733)	$ (453,970)
Adjustments to U.S. GAAP
Exploration expenses for the period	550,695	181,733	447,360

Cash from (used in) investing activities under U.S. GAAP	$ -	$ 65,000	$ (6,610)

Cash flow from financing activities under Canadian GAAP	$ 1,335,624	$ 738,199	$ 52,200
Adjustments to U.S. GAAP	-	-	-

Cash flow from financing activities under U.S. GAAP	$ 1,335,624	$ 738,199	$ 52,200

Certain figures in the statements of cash flows for the year ended December 31,2005 have been reclassified to conform with  the presentation used for the year ended December 31,2006.

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2006	2005	2004

Numerator
Net loss under U.S. GAAP	$ (1,083,626)	$ (623,139)	$ (856,707)

Denominator
Weighted average number of common shares outstanding	24,484,995	17,585,434	13,168,301

Basic and diluted net loss per share	$ (0.04)	$ (0.04)	$ (0.07)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2006, the Company had 2,000,000 (2005: 2,520,380, 2004: 1,305,000) stock options outstanding and 3,000,000 (2005: 3,744,815, 2004: 8,893,733) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

12.  RECENT PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

