Form 20-F/A
period 2006-12-31
ACREX VENTURES LTD
filed 2008-02-19
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F – AMENDMENT NO. 1

ANNUAL REPORT – 2007

FOR FISCAL YEAR ENDED DECEMBER 31, 2006

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

Common voting

Nil

February 14, 2008

H:\My Documents\Acrex\SEC Forms\2008 version\Form 20-F-Final-with financials- at Feb.14-08.doc

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

Capitalization and indebtedness

7

C.

Reasons for the offer and use of proceeds

7

D.

Risk factors

7

Item 4.

 Information on the Company

13

A.

History and development of the Company

13

B.

Business overview and description

14

C.

Plan of Operations

31

D.

Property, plants and equipment

31

Item 5.

 Operating and Financial Review and Prospects

31

A.

Operating results

31

B.

Liquidity and capital resources

32

C.

Contractual Obligations

33

D.

Research and development, patents and licences

33

E.

Trend information

33

Item 6.

 Directors, Senior Management and Employees

34

A.

Directors and senior management

34

B.

Compensation

37

C.

Board practices

39

D.

Employees

39

E.

Share ownership

39

Item 7.

 Major Shareholders and Related Party Transactions

40

A.

Major shareholders

40

B.

Related party transactions

40

Item 8.

 Financial Information

41

A.

Financial Statements and Other Financial Information

41

B.

Significant Changes

41

Item 9.

 The Offer and Listing

41

Item 10.

Additional Information

42

A.

Share capital

42

B.

Memorandum and articles of association

43

C.

Material contracts

44

D.

Exchange controls

44

E.

Taxation

44

F.

Dividends and paying agents

46

G.

Statements by Experts

46

H.

Documents on display

46

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

46

Item 12.

Description of Securities Other than Equity Securities

46

PART II

46

Item 13.

Defaults, Dividend Arrears and Delinquencies

46

Item 14.

Material Modifications to the Rights of Security Holders and Use of

47

Proceeds

47

Item 15.

Controls and Procedures

47

Item 16A.

Audit Committee financial expert

47

Item 16B.

Code of Ethics

47

Item 16C.

Principal Accountant Fees and Services

47

Item 16D.

Exemptions from the Listing Standards for Audit Committees

48

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

48

PART III

48

Item 17.

Financial Statements

48

Item 18.

Financial Statements and Exhibits

48

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

“Spanish Mountain Property” - means the Spanish Mountain property described in Item 4.B.2.

This Form 20F Amendment is being filed to clarify and expand on certain information contained in the original version.  It does not bring the information up to date.

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

1.

The Michaud Project – Moneta Porcupine Mines Inc. agreement

The Company’s interest in the Michaud Property – except the three claims known as the “Dyment Claims” is held pursuant to an agreement dated September 1, 2001, as amended on January 17, 2003 (the “Moneta Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”) of Timmins, Ontario, Canada pursuant to which the Company had to spend $1,000,000 on exploration of the Property within 36 months of the filing date of the original agreement in order to earn a 50% interest in the Property.  The Company exercised its rights under the Moneta Agreement by spending more than $1,000,000 on the Property, and thereby acquired a 50% joint venture interest in what was previously described as the westerly portion of the Property.

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

The Joint Venture Agreement contains provisions pursuant to which the Company and Moneta can settle on exploration programmes to be carried on on the Michaud Property.  The Agreement also contains provisions that provide that if one of the parties do not pay its share of work programme expenditures its interests will be diluted.  Further, if a party is, as a result of non-payment of its share of joint ventures costs, diluted to the point where its interest is reduced to 15% its interest will be automatically converted from a participating joint venture interest in the Michaud Property to a 15% net profits royalty interest.  To date both the Company and Moneta have paid their 50% share of all costs, and their interests in the Joint Venture continue to be 50% each.

In a supplemental Agreement dated March 31, 2006 the Company and Moneta agreed that Moneta would assign to the Company a 50% interest in an adjoining group of three mineral claims known as the “Dyment 3” claims, giving the Company a net 37.5% interest.  The interests are held subject to an agreement between Moneta and St. Andrew Goldfields Ltd. pursuant to which that company has retained a 25% carried interest in the claims and a 2.0% net smelter royalty interest.  The Company paid Moneta $50,000 for the assignment.  Moneta and the Company have agreed that the interests now held jointly by them are included in their Joint Venture.

The Company has expended $1,244,312 on the Michaud Property as of December 31, 2006 - being $75,000 of acquisition costs and $1,169,312 of exploration costs.

Lease 105465 expires November 30, 2010 and Lease 105466 expires December 31, 2010.  Ontario Mineral Leases are subject to renewal by fulfillment of conditions mandated by a department of the Ontario government.  Minimal rent and land taxes are payable of which the Company’s share is $446.56 per year.

Staked Claims, to be maintained in valid existence, require the performance on them of $400 each of exploration assessment work.  The Company’s share of the annual work requirement is $10,850.

The Michaud Property is without known reserves and the work the Company proposes to conduct on it will be exploratory in nature.

The Company’s Qualified Person, pursuant to Canada’s National Instrument 43-101, for the Michaud Property is Rainer Skeries, P.Geo.

(a)

PROPERTY DESCRIPTION and LOCATION

The Michaud Property optioned by the Company consists of 62 contiguous whole or partial claims situated within the southern part of Michaud Township in the Larder Lake Mining Division about 100 kilometres east of Timmins and 30 kilometres west of the Ontario-Quebec border in east-central Ontario.  The group is comprised of 24 whole or partial leased claims covered by Ontario Government Leases 105465 and 105466, and 22 whole or partial staked claims.  The Propert covers 1,108 hectares (approximately 2,738 acres).  A central point within the claims block corresponds to 480 28’ North Latitude and 800 05’ West Longitude.

The various claims comprising the Michaud property are:

Whole or partial Claims held under Leases 105465 and 105466	Staked Claims
L521394 L521396 L521398 L653636 L653637 L653638 L653639 L591315 L591314 L521408 L521406 L591305 L591306 L591307 L591309 L591310 L772975 L772976 L767348 L772744 L772745 L772746 L772747 L772748

L1199994

L1226673

L1226789

L1226791

L1235305

L1235308

L1235309

L1235312

L1235314

L1238680

L1243890

L1243891

L1243892

L1247523

L1247524

L1247525

L1240789

L1240790

L1248410

Dyment Staked Claims:

L1225544

L1199892

L1167280

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

*  drilled width

** average includes “2nd and 3rd cut” assays from reject (remaining coarse fraction)

R. Skeries, P.Geo., is the "Qualified Person" for the Michaud Property for the purposes of National Instrument 43-101.

(e)

SAMPLING AND QUALITY CONTROL

Drill core samples are prepared at Moneta’s core logging and storage facility, a gated area outside Timmins, Ontario, where all core from drilling is stored. A permanent insulated building, suitable for winter operations, is available for core logging and sample preparation including two diamond saws, office area and core logging and display areas.

All mineralized sections of drill core considered significant are split after being marked and tagged using a diamond saw with one half being retained as a reference sample and the other being used for assay purposes as directed by the project geologist.  Sample intervals and corresponding sample numbers are entered into the standardized core log sheets by computer. The samples selected for assay are individually bagged and shipped to Swastika Laboratories in Swastika, near Kirkland Lake, Ontario or other labs such as Laboratoire Expert in Rouyn-Noranda, Quebec.

At the Laboratory core samples are dried, crushed by jaw crusher and further reduced to about 6 mesh using Sturtevant rolls. The rolls are cleaned with a wire brush and air jet. A Jones riffle is used to take a 400-gram sub-sample for pulverizing. The remaining reject portion is bagged and stored. After reducing a nominal –100 mesh with a Braun pulverizer, the sample is thoroughly blended and sent to the fire assay department. A 1 assay ton portion (29.166 g) is used for fire assaying. This process results in a particle of gold, that in the normal assay method, is weighed on a Cahn Electrobalance.

For geochemical analysis or where lower detection is required, the gold is dissolved and determined by Atomic Absorption Spectrophotometry. This is done after collecting the precious metals with a fire assay fusion.

External commercial standards and local blanks are inserted on a regular basis into the sample stream monitoring laboratory accuracy and sample preparation. Repeat or check assays are done regularly on original pulp and occasionally on second pulp prepared from the stored reject. Selected samples, on the basis of determining significant discrepancies, defining zones, and noting visible gold during logging, are reprocessed internally by the laboratory using metallic assay methodologies. Up to 15% of pulps displaying a range of values, are re-assayed by ALS Chemex or Laboratoire Expert as checks using internal standards. Rejects and pulps are stored for any additional analytical work.

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

Item 5.

Operating and Financial Review and Prospects

A.

Operating results

Because the Company has not carried on any business operations and has had no income generating activities no meaningful discussion and analysis can be done of the Company's operations.   Because the Company has not carried on any income generating activity during the past three fiscal years its financial statements do not reflect meaningful revenue or income.  The Company has incurred expense each year to maintain itself in existence, to maintain itself in good standing under the requirements of the applicable securities regulatory authorities and, latterly, to negotiate various agreements with respect to its Properties and to conduct exploration work on the Michaud and Spanish Mountain Properties.

The major components of the Company’s exploration expenditures during 2006 were $67,771, being the Company’s 50% share of the costs of a small drilling programme on the Michaud Property, and $401,744 on a drilling programme on the Company’s optioned Spanish Mountain Property.   The Company also made property acquisition payments of $15,000 pursuant to the

Option Agreement held by it on the Spanish Mountain property – and a $50,000 payment to have the three additional Dyment 3 claims added to the Michaud property.  With respect to the general and administration expenses incurred by the Company during fiscal year 2007 there was no significant change in the total from the 2006 figure.  Expenditures on investor relations increased to $127,849 compared to $61,419 in 2005.

Year Ended December 31, 2006

Net loss for the year ended December 31, 2006 was $531,360 or $0.02 per share compared to a net loss of $510,027 or $0.03 per share in the prior year.  Interest income totaled $38,370 compared to $9,444 for the prior year as a result of larger cash balances earning interest during the year.  Expenses totaled $569,730 compared to $511,234 for the prior year.  The increase in expenses is attributable to the increased activity of the Company in relation to its mineral properties and the increase in equity financings conducted during the year.  The largest expenses for the year were $138,000 in management fees paid to directors of the Company, $127,849 in investor relations fees, $68,038 in promotion and travel, and $51,596 in general office expenses.

Year Ended December 31, 2005

Net loss for the year ended December 31, 2005 was $510,027 or $0.03 per share.  Expenses totaled $511,234.  The largest expenses were $138,000 in management fees paid to directors of the Company, $73,884 in stock based compensation relating to stock options granted during the year, $61,419 in investor relations fees, and loss on termination of mineral property options of $97,383.  The expenses for the year were partially offset by a gain on sale of a mineral property interest of $94,999, interest income of $9,444 and a future income tax recovery of $22,263.

Year Ended December 31, 2004

Net loss for the year ended December 31, 2004 was $409,347 or $0.03 per share.  Expenses totaled $394,569.  The largest expenses were management fees of $138,000 paid to directors of the Company and legal fees of $59,793 which were primarily expended in respect to mineral property acquisitions.  The expenses for the year were partially offset by a gain on the sale of a mineral property interest of $12,049 and interest income of $10,361.

There were, in the 2006 fiscal year, no other factors, unusual or infrequent events, or new developments which materially impacted the Company’s loss from operations.

The Company’s annual audited financial statements, which are attached, are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which, in the case of the Company, conforms, in all material respects for the years presented in the financial statements, with United States GAAP except as disclosed in Note 11 to the financial statements.

B.

Liquidity and capital resources

Because of the “start-up” status of the Company it does not have liquidity, either short or long term.  It does not have any material unused sources of liquidity.

The Company had working capital at December 31, 2006 of $710,900  - and as of March 31, 2007 of approximately $492,700.  The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the monies which have been spent acquiring and exploring the Properties.  The Company’s working capital is considered by the Company’s Management to be sufficient to meet the Company’s expenditure requirements during the current fiscal year.

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

The Company can never be assured that its future mineral exploration activities will produce the favourable results that would be necessary to justify the Company continuing its exploration activities or to retain the properties on which the work is performed.  Further, the Company cannot be assured that if it wishes to undertake significant exploration or development work on its properties in the future it can raise the necessary funding.  Otherwise, the Company cannot identify any specific uncertainties, demands, commitments or possible events which would be likely to have a material effect on its operating results, liquidity or capital resources – or which would cause the Company’s reported financial information to be not necessarily indicative of future results or financial conditions.

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

May 31, 2002 - December 31, 2002

January 1, 2003 - December 31, 2003

January 1, 2004 - March 31, 2004

April 1, 2004 - June 30, 2004

July 1, 2004 - September 30, 2004

October 1, 2004 - December 31, 2004

January 1, 2005 - March 31, 2005

April 1, 2005 - June 30, 2005

July 1, 2005 - September 30, 2005

October, 2005

November, 2005

December, 2005

January, 2006

February, 2006

March, 2006

April, 2006

May, 2006

June, 2006

July, 2006

August, 2006

September, 2006

	0.43 0.40 0.315 0.27 0.275 0.245 0.20 0.145 0.14 0.14 0.18 0.14 0.225 0.22 0.22 0.46 0.445 0.355 0.36 0.42 0.44	0.15 0.135 0.20 0.14 0.15 0.185 0.115 0.095 0.095 0.085 0.08 0.095 0.11 0.17 0.18 0.195 0.18 0.26 0.30 0.25 0.34

October, 2006 November, 2006 December, 2006 January, 2007 February, 2007 March, 2007	0.38 0.36 0.35 0.265 0.245 0.21	0.30 0.25 0.24 0.135 0.18 0.175

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of

Proceeds

Nil

Item 15.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures.  Our chief executive officer and principal financial officer evaluate the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of each fiscal year end - the last such evaluation having been as of December 31, 2006.  Based on such evaluation, they have concluded that the Company’s disclosure controls and procedures are effective and sufficient to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accurately and adequately recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

(b)

Management’s annual report on internal control over financial reporting.  Not required as the Registrant is a Foreign Private Issuer.

(c)

Attestation Report of registered public accounting firm.  Not required as the Registrant is a Foreign Private Issuer.

(d)

Changes in internal controls over financial reporting.  There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has effected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

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

February 14, 2008

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

February 14, 2008

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

April 30, 2007

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

April 30, 2007

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

H:\My Documents\Acrex\SEC Forms\2008 version\Form 20-F-Final-with financials- at Feb.14-08.doc

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

