Form 20-F
period 2007-12-31
ACREX VENTURES LTD
filed 2008-05-07
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT – 2007

FOR FISCAL YEAR ENDED DECEMBER 31, 2007

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

April 25, 2008

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

Capitalization and indebtedness

7

C.

Reasons for the offer and use of proceeds

7

D.

Risk factors

7

Item 4.

 Information on the Company

13

A.

History and development of the Company

13

B.

Business overview and description

15

C.

Plan of Operations

32

D.

Property, plants and equipment

32

Item 5.

 Operating and Financial Review and Prospects

32

A.

Operating results

32

B.

Liquidity and capital resources

34

C.

Contractual Obligations

34

D.

Research and development, patents and licences

34

E.

Trend information

34

Item 6.

 Directors, Senior Management and Employees

35

A.

Directors and senior management

35

B.

Compensation

39

C.

Board practices

40

D.

Employees

40

E.

Share ownership

41

Item 7.

 Major Shareholders and Related Party Transactions

41

A.

Major shareholders

41

B.

Related party transactions

42

Item 8.

 Financial Information

42

A.

Financial Statements and Other Financial Information

42

B.

Significant Changes

42

Item 9.

 The Offer and Listing

42

Item 10.

Additional Information

43

A.

Share capital

43

B.

Memorandum and Articles of Association

44

C.

Material contracts

45

D.

Exchange controls

46

E.

Taxation

46

F.

Dividends and paying agents

47

G.

Statements by Experts

47

H.

Documents on display

47

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

47

Item 12.

Description of Securities Other than Equity Securities

48

PART II

48

Item 13.

Defaults, Dividend Arrears and Delinquencies

48

Item 14.

Material Modifications to the Rights of Security Holders and Use of

48

Proceeds

48

Item 15.

Controls and Procedures

48

Item 16A.

Audit Committee financial expert

49

Item 16B.

Code of Ethics

49

Item 16C.

Principal Accountant Fees and Services

49

Item 16D.

Exemptions from the Listing Standards for Audit Committees

49

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

49

PART III

49

Item 17.

Financial Statements

49

Item 18.

Financial Statements and Exhibits

50

SIGNATURE ……………………………………………………………………………………… 47

Exhibit Index ……………………………………………………………………………………….48

Certifications ……………………………………………………………………………………….49

Audited Financial Statements – December 31, 2007

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

“Company” – means Acrex Ventures Ltd.

“Don’s Lake Property” – means the Ontario mineral property described in Item 4.B.3.

“Exchange” – means the TSX Venture Exchange, the stock exchange upon which the shares of the Company are listed for trading – which is a successor to the Canadian Venture Exchange, which was, in turn, a successor to the Vancouver Stock Exchange.

“Honeymoon Property” means British Columbia mineral claims described in Item 4.B.4.

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

“Properties” means the Michaud, and Spanish Mountain, Don’s Lake and Honeymoon Properties – and other property interests the Company has held in the past.

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

Item 3.

Key Information

A.

Selected financial data

The following information is provided as of the various dates specified.  The Company’s fiscal year-end is December 31.

	Year ended Dec. 31, 2007 $	Year ended Dec. 31, 2006 $	Year ended Dec. 31, 2005 $	Year ended Dec. 31, 2004 $	Year ended Dec. 31, 2003 $
Net sales/operating revenues	Nil	Nil	Nil	Nil	Nil
Income (loss) from operations (before extraordinary items)	(669,224)	(531,360)	(510,027)	(409,347)	(453,279)
Net income (loss)	(669,224)	(531,360)	(510,027)	(409,347)	(453,279)
Net income (loss) from operations per share	(0.02)	(0.02)	(0.03)	(0.03)	(0.05)
Total assets	4,471,840	2,433,851	1,588,692	1,316,305	1,717,723
Net shareholder’s equity	4,439,570	2,415,859	1,555,386	1,261,593	1,618,740
Capital Stock	9,275,791	7,019,882	5,629,706	4,931,283	4,879,083
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Accumulated deficit	5,492,301	4,823,077	4,291,717	3,781,690	3,372,343
No. of shares issued	40,510,447	26,908,936	20,115,991	13,417,616	13,167,616

The financial statements of the Company are denominated in Canadian currency and the above data is provided in Canadian currency.

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2003 to 2007

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2007	2006	2005	2004	2003
Rate at the End of the Period (1)	1.0120	1.1654	1.1630	1.2020	1.2965
Average Rate (2)	1.0748	1.342	1.2114	1.3000	1.4015
High Rate (1)	1.1878	1.1794	1.2585	1.3957	1.5777
Low Rate (1)	0.9066	1.0948	1.1630	1.1759	1.2839

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The rates of exchange for each of the 6 months from October 2007 to March 2008 are as follows:

Oct. 2007	Nov. 2007	Dec. 2007	Jan. 2008	Feb. 2008	March 2008
0.9752	0.9671	1.0031	1.0111	0.9991	1.0020

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

The exploration programmes carried on by the Company on the Properties in the past - and to be carried out on the Properties through 2008 – do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements.  It is not possible to, at this date, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations.  In basic mineral exploration complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken.

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

(f)

Activities by the Company beyond mid-2008 will require the raising of additional financing which the Company may not be able to raise

The Company had, at March 31, 2008, working capital of approximately $1,740,000.  Management anticipates that this funding will be sufficient to pay all of the costs of maintaining the Company through at least December 31, 2008 - and to pay all of the costs that are anticipated on exploration work on the Properties until June 30, 2008.  The exploration of the Properties beyond June 30, 2008 will therefore depend on the Company’s ability to obtain additional required financing.  The Company has limited financial resources and there is no assurance that additional funding will become available to allow the Company to fulfill its obligations on the Properties.   If the Company’s exploration programmes are successful, additional financing will be required to develop the Properties and to place them into commercial production.  The ongoing exploration of the Properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible loss of the Company’s interests in the Properties.

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

The only principal capital expenditures by the Company since January 1, 2001  are the:

(a)

Michaud Property – on which the Company expended $81,015 on exploration during the fiscal year ending December 31, 2007;

(b)

Spanish Mountain – on which  the Company had expended $79,586 as acquisition costs and $536,432 on exploration during the fiscal year ending December 31, 2007;

(c)

Don’s Lake Property.  As the Company acquired its option on this property after the year end no amount was spent on its acquisition or exploration in the fiscal year 2007; and

(d)

Honeymoon Property. As the Company acquired its option on this property after the year end no amount was spent on its acquisition or exploration in the fiscal year 2007.

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

2.

General Development of the Business

Over the past 5 years the Company has not carried on any active business.  Until it opened the negotiations, in July 2001, which successfully resulted in the Company signing the Moneta Agreement, the Company had sought to acquire business assets and funding – essentially without any long-term success.  After signing the Agreement relative to the Michaud Property, the Company and its management devoted all of their efforts to raising funding to satisfy its operating requirements and to enable it to initiate an exploration programme on the Property.  Since July 2001 it has carried out exploration and drilling work on the Moneta Property and concluded the agreements with Moneta described in Item 4.B.1 below.

Since 2002 the Company has acquired, and in some cases disposed of or surrendered, various interests in various mineral properties in Canada.

The Company acquired its option on the Spanish Mountain Property pursuant to an Option Agreement dated July 23, 2005.  Since that date the Company has conducted exploration programs on the Property as is described in detail in sub-clause B.2 below.

The Company presently has public liability insurance coverage of $2,000,000 (Cdn.) for injury, property damage and fire fighting costs.

The Company has a web site at www.acrexventures.com.

3.

Funding during 2007

In mid-August, the Company completed a Private Placement sale of  12,800,000 Units of which 5,000,000 Units were “Flow-Through” (“FT”) and 7,800,000 were Non-Flow Through (“NFT”).  The FT Units were sold at $0.22 each and the NFT Units were sold at $0.18 each – so that the Company received gross proceeds of $2,504,000.  Each Unit consisted of one share of the Company and one-half of a two year Share Purchase Warrant.  The warrants are all exercisable at $0.50 per Share and none have been exercised.

The broker which handled the placement on behalf of the Company on a “best efforts” basis was PI Financial Corp. of Vancouver, B.C., Canada (“PI”).  PI, pursuant to the Agency Agreement with the Company was entitled to 7.0% of the gross proceeds – which would have been $175,280.  However PI elected to take only $76,008.02 in cash and to take satisfaction of the balance of its commission by accepting 551,511 Units at a deemed price of $0.18 each.  In further compensation for its efforts in handling the placement for the Company, PI was entitled to receive agents’ warrants on a number of shares equal to 8% of the number of Units sold.  In this regard, PI received 1,024,000 agents’ warrants each of which is exercisable for a 2 year period to purchase an additional share of the Company for $0.23.  Both the warrants issued as part of the Units and the agent’s warrants have exercise dead lines between August 14 and August 16, 2009.  None of the warrants or agent’s warrants have been exercised.

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

The Company and Moneta signed a Joint Venture Agreement dated November 26, 2004, which governs the operations of the joint venture interests of the parties, creating the Moneta Joint Venture.  It provides, among other details, that Moneta is the operator of the Moneta Joint Venture so long as it maintains its 50% interest, and that the Company will become the operator if Moneta’s interest in the joint venture declines below 50% - which would result in the Company’s interest simultaneously increasing to more than 50%.  If Moneta or the Company wish to sell any of their interests in the Michaud Property the other will have a 30-day first right of refusal to purchase such interests.

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

The Company has expended $1,325,327 on the Michaud Property as of December 31, 2007 - being $75,000 of acquisition costs and $1,250,327 of exploration costs.

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

The various claims comprising the Michaud property are:

Whole or partial Claims held under Leases 105465 and 105466	Staked Claims
L521394 L521396 L521398 L653636 L653637 L653638 L653639 L591315 L591314 L521408 L521406 L591305 L591306 L591307	L1199994 L1226673 L1226789 L1226791 L1235305 L1235308 L1235309 L1235312 L1235314 L1238680 L1243890 L1243891 L1243892 L1247523

L591309 L591310 L772975 L772976 L767348 L772744 L772745 L772746 L772747 L772748	L1247524 L1247525 L1240789 L1240790 L1248410 Dyment Staked Claims: L1225544 L1199892 L1167280

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

The following is a copy of the Press Release of the Company dated May 10, 2007which announced results of a 2007 programme on the Michaud Property:

Acrex Ventures Ltd. (“Acrex”) and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to report preliminary results from the Michaud Joint Venture (the “Joint Venture”) drill program conducted in February and March 2007.  The program consisted of five drill holes totaling 1,426 metres completed primarily on the Dyment 3 property acquired by the Joint Venture in early 2007.

The holes were located 2.5 kilometres along strike to the west of the 55 Zone.  In 2005 drilling on the 55 Zone in this same geologic setting intersected multiple zones of gold mineralization with exceptional intersections noted in four holes: 11.23 g/t gold over 1.70 metres in hole MA-05-27, 5.81

g/t gold over 7.40 metres in hole MA-05-30, 10.90 g/t gold over 2.00 metres in hole MA-05-31, and 9.04 g/t gold over 5.90 metres in hole MA-05-32, all over drilled widths.

The current program’s assay results, shown in the following table, continued to confirm the pervasive nature of gold mineralization in the Timiskaming sediments in contact with ultramafic volcanics immediately south of the Destor-Porcupine Fault Zone (the “Destor”).  This geological setting hosts several nearby discoveries including Moneta’s inferred 624,500 ounce Southwest Zone, the Joint Venture’s “55” and Western Zones, and Newmont Mining Windjammer South.

.

DDH	From (metres)	To (metres)	Width (metres)	Gold (g/t)

MA07-35X	85.7	88.4	2.7	1.04
Including	85.7	86.4	0.7	2.08
	102.9	103.9	1.0	2.18
	117.4	117.6	0.2	2.73
	123.1	123.5	0.4	5.04
	129.3	130.0	0.7	2.10
	206.0	209.2	3.2	1.06
Including	206.0	206.6	0.6	3.12
MA07-39	160.7	161.6	0.9	1.29
	167.6	168.3	0.9	1.79
	262.9	263.7	0.8	1.31

MA07-40	164.6	165.1	0.5	1.43

MA07-41	95.1	96.6	1.5	4.70
	176.3	176.6	0.3	2.01
	187.0	187.7	0.7	1.19

MA07-42	181.00	182.00	1.0	1.50
	310.90	311.80	0.90	1.30
	335.50	335.97	0.47	4.69

The Dyment 3 drill holes were spaced approximately 60 metres apart along the strike of the ultramafic contact, and drill collars were staggered to intersect the targeted sedimentary corridor at depths ranging from approximately 75 to 200 metres.  The results reported above reflect quartz and quartz-carbonate veins and stringers of varying widths and orientations, often hosted within larger alteration zones with elevated gold values in the range of 0.25 to 0.50 grams per tonne (g/t).

Core samples were split with one-half of the core retained in storage.  The other half of the core was sent to Swastika Laboratories in Swastika, Ontario, near Kirkland Lake, for sample preparation and assaying using a standard 30 gram fire assay technique.  For quality control purposes, sample batches included a series of blanks and standards, and up to 15% of the samples were run as duplicates at a different assay laboratory.

Dyment 3 consists of three claim units west-southwest of the “55 Zone” in Michaud Township and is under option by the Joint Venture from St Andrew Goldfields Ltd. requiring expenditures of $150,000 over the four years ending September 2008 to earn a 75% interest.  The recent program brought total expenditures on Dyment 3 to approximately $160,000 which completes the option.

Future Joint Venture drilling is planned for the area west of the current drilling between Dyment 3 and the Western Zone, and to the east to evaluate the potential down-dip extension of the 55 Zone.

Rainer Skeries, P.Geo., is the Qualified Person for the purposes of National Instrument 43-101.

In January, 2008 the Company and Moneta commenced a further drilling program on the Property.  The following is a copy of a Press Release of the Company dated January 16, 2008 commencing on the drilling program:

Acrex Ventures and Moneta Porcupine Mines are pleased to announce that a winter drilling program has begun to better define the “55” Zone on the Michaud Gold Property in Ontario. Drill holes are being laid out to generate additional data points and complete sections within the zone facilitating the completion of a resource estimate to NI 43-101 standards.  A minimum of 2000m of diamond drilling has been allocated.

Previous drilling returned such notable intersections as in MA-04-25 (12.76 g/t Au over 4.30m within 11.50m of 5.86 g/t Au),  MA-02-06 (4.81 g/t Au over 12.0m within 7.54 g/t Au over 6.50m).  More recently MA-05-30 returned an intercept of 8.99 g/t Au over 4.50m within a 7.40m alteration zone averaging 5.81 g/t gold.

The “55 Zone” is hosted by altered Timiskaming greywackes and sandstones along the ultramafic/ Timiskaming sedimentary contact and on strike with Moneta’s Southwest Zone (624,500 oz.; historical Barrick gold resource) to the east-northeast.  To date only 18 drill holes have been completed in the “55 Zone” (Michaud JV: 6, Acrex: 7,  Barrick: 5) with significant gold mineralized intervals reported previously.

This drilling is subject to the Moneta-Acrex Ventures Ltd. (50/50) joint venture. The program is managed by Moneta with R.Skeries, P.Geo., as the "Qualified Person" for the purpose of National Instrument 43-101.

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

2.

Spanish Mountain Property

By an Option Agreement dated July 23, 2005 (“Option Agreement”) the Company secured an option to earn a 100% interest in the mineral claims comprising the Spanish Mountain Property (“Property”).  To complete the earning of the 100% interest, the Company must pay to the Optionor a total of $100,000 cash over a period running to mid-2009 - of which $40,000 has been paid.  The Company must also issue to the Optionor 200,000  shares in its capital by instalments over a period ending in mid-2008 - of which 150,000 shares have been issued.  A further 200,000 shares will have to be issued to the Optionor if and when the Company receives a positive feasibility study on the Property.  If the Company earns a 100% interest in the Property it will be subject to the reservation to the Optionor of a 3.0% net smelter return entitlement;  provided that the Company will have the right to purchase 66.666% of the NSR for $1,000,000 upon the commencement of commercial production of mineral products from the Property.

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

The Company’s total cost to December 31, 2006 with respect to the property is $1,080,165 - being $957,331 on exploration work and $122,834 for the acquisition and maintenance of the interests in the Property.

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

(g)

EXPLORATION WORK CONDUCTED IN 2007 BY ACREX

Diamond drilling was completed on the Hepburn Lake area of the Spanish Mountain Property.  A total of 15 widely spaced drill holes drilled in 2006 were designed to test extensive soil geochemical anomalies previously outlined by sampling.  Based on the results a 2007 drill program was conducted.  The following is a copy of a Press Release issued by the Company on November 15, 2007.

Acrex Ventures Ltd. ("Acrex") is pleased to provide an update of the 2007 drill program on its Spanish Mountain property, located near Likely, BC. The drilling program is being carried out on Acrex's Hepburn Lake claim block approximately 2.0 km northwest of the Spanish Mountain Joint Venture gold project of Skygold Ventures Ltd. and Wild Rose Resources Ltd. Over the last two years drilling and compilation work by the Spanish Mountain Joint Venture has outlined a large tonnage, potentially bulk mineable, sediment hosted gold system with average gold grades of greater than 1.0 g/t. The Main mineralized zone measures 1,200 metres x 500 metres and is up to 135 metre thick. The deposit remains open in all directions.

Acrex's consultants, PBG Geoscience of Kamloops, BC, advise that 10 of the proposed 11 drill holes have been completed on the property.  The maximum hole depth completed in the 10 holes is 309 metres (1015 feet).  The drilling has sampled several different target areas on the Hepburn Lake portion of the property.  These include targets defined by the results of an airborne geophysical survey completed earlier this year.  The airborne survey indicated a number of strong electromagnetic (resistivity) zones that trend from the Main Gold Zone on the Skygold-Wildrose Joint Venture property onto the Acrex claims.  As well, the current drilling will further test the area around the gold-bearing intersections returned from drill hole 06SpM-15, completed in the fall of 2006 (see Acrex news release dated January 17, 2007). This drill hole returned significant gold-bearing intersections, including 2.54 grams per tonne over 1.51 metres and 2.29 grams per tonne over 1.52 metres.

A total of 1,600 metres (5250 feet) of diamond drilling have been completed in the first 10 drill holes of the 2007 program.  All core is being logged and sampled at a facility located near to the property.  Samples are being split from the core and are shipped to Assayers Canada Laboratory in Vancouver BC.  Results of analysis are expected to be completed within the next 30 to 60 days. The remaining half of the core is stored in the Company's core storage facility in Likely, BC.

Results of the current program will be used in preparing for a major drill program planned for the Spanish Mountain property in 2008.  In 2008 drilling will continue to test the Hepburn Lake area and will also test the Spanish Mountain area to the southeast.  Soil sampling was completed earlier this year to extend coverage on the Hepburn Lake area, and on the Spanish Mountain block.  Laboratory results from soil samples are expected in the weeks ahead.  The 2008 drill program will follow-up results of the 2007 drilling, and will also test new targets defined by the airborne geophysical survey and the soil geochemical surveys.  Data compilation, leading to target definition on this property, is planned for the winter months.

Mr. Perry Grunenberg, P.Geo. of PBG Geoscience is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

3.

Don’s Lake Property

Effective February 4, 2008 the Company signed an Option on the Don’s Lake mineral claims with the owner Optionor”).  The following is a copy of the Press Release of the Company dated February 12, 2008 which announced the acquisition of the Option on the Property:

Acrex Ventures Ltd. (the “Company”) has entered into an agreement to option a 100% interest in the Don’s Lake mineral property in northwestern Ontario.

To exercise the option the Company will be obliged to pay the Optionor a total of $190,000 by way of payments of $4,000 upon the signing of the Agreement, $30,000 by February 28, 2008, with three additional tranches as of May 29th in each of 2009, 2010 and 2011.  The Company will also have to issue the Optionor 200,000 shares with the first 50,000 shares being issuable on February 28, 2008, and with three blocks of 50,000 shares each being issuable on May 29th in each of 2009, 2010 and 2011.  To maintain the option the Company will also have to expend not less than $1,300,000 on work on the property by May 29, 2012 - the first amount being $300,000 on or before May 29, 2009.  If the Company obtains a positive feasibility report on the property it must issue a further 200,000 shares to the Optionor within 30 days of the receipt of the report.

The acquisition of the 100% interest will be subject to the reservation to the Optionor of a 2.0% net smelter return royalty.  The Company will have a first right of refusal on a 1.0% net smelter return royalty if the Optionor desires to sell the said 1.0%.

The property is comprised of 18 contiguous mineral claims containing 84 claim units and covers an area of approximately 1,344 hectares (approximately 3,321 acres).  The claims are located between the Red Lake and Pickle Lake gold camps approximately 120 kilometres north of Sioux Lookout and 108 kilometres west of Pickle Lake.

The property covers a  5 km - long Fault Zone referred to as the  Don’s Lake Shear Zone shown by lighogeochemistry to be prospective for gold and uranium.

Since 1953, the property has been held almost continuously by several mining companies and prospectors in search of uranium and gold.  Previous exploration has included VLF-EM and magnetometer surveys, geological mapping, lithogeochemistry, prospecting, and 20 diamond drill holes.

Eight of the 20 diamond drill holes intersected the prospective shear zone.  Among these eight holes, three holes are reported to have intersected good gold grades.

In 1978 trenching by Urangesellschaft is reported to have returned positive U308 and gold assays from three trenches located just south of the Don’s Lake Shear Zone .

Acrex plans to explore the mineralization with a ground geophysical survey followed by a winter diamond drill program.

4.

Honeymoon Property

Effective February 4, 2008 the Company signed an option on the Honeymoon Property mineral claims with the owner (“Optionor”).  The following is a copy of the Press Release of the Company dated February 28, 2008 which announced the acquisition of the Option on the Property:

Acrex Ventures Ltd. (the “Company”) has entered into an agreement to option a 100% interest in the Honeymoon Area Mineral Claims.

To exercise the option the Company will pay $5,000 and issue 50,000 shares forthwith after the date of the acceptance of the Agreement by the TSX Venture Exchange (“Approval Date”).  The Company must also pay $60,000 in periodic annual payments on the first, second and third anniversaries of the Approval Date.  To exercise the option the Company will also be obliged to issue three blocks of 50,000 shares each on the first, second and third anniversaries of the Approval Date.  A 2.0% net smelter return (“NSR”) has been reserved to the Optionor, David J. Piggin and the Company will have the right to purchase back a 1.0% NSR for $500,000.  The Agreement is subject to the acceptance for filing by the TSX Venture Exchange.

The road accessible property is located in south-central British Columbia, approximately 80 kilometres northeast of the city of Kamloops, B.C.

The property lies 25 km south of the Harper Creek, volcanogenic sulphide deposit of Yellowhead Mining Inc.  The Harper Creek Deposit has a NI 43-101 measured and indicated resource of 450.9 million tonnes grading 0.32% copper and an additional Inferred resource of 142.2 million tonnes grading 0.33% copper (Ref.: www.yellowheadmining.com).

Prospecting by the Optionor has located several malachite stained mineral showings on the Honeymoon property that carry copper and silver values. Grab samples from four of the showings were assayed by the Optionor and found to carry copper values ranging from 0.62% to 0.86% copper with elevated silver values ranging from 5.88 to 35.3 g/tonne. Petrographic studies completed by Acrex’s geologist show the mineralization, comprised of chalcopyrite and pyrite, occurs in a metasedimentary rock and may be of syngenetic origin.  Syngenetic suphide deposits found elsewhere in the world have large tonnage potential.

The company is currently planning an exploration program to assess this large property that will initially focus on investigating the recently discovered copper mineralization.  The program will consist of geological mapping, geochemical sampling and geophysical surveying. Where warranted, targets will be further tested with a program of trenching and diamond drilling.

The technical information has been reviewed by the company's consulting geologist, Perry Grunenberg, P.Geo, of PBG Geoscience.  Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

5.

Permitting

The Company foresees no permitting obstacles for the work that it might conduct on its various properties in 2008.  If and when larger programmes are undertaken various permits will be required from the applicable governmental authorities - which will include permits from the Departments concerned with preventing damage to the environment or to fisheries.  All of the permits that the Company will require in the foreseeable future are permits which are normally available upon making the properly supported application and paying whatever may be the relatively nominal government fees.

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

E.

General

The Company does not have any employees – other than its President, T.J. Malcolm Powell, who is engaged under a service contract on a part-time basis and one junior employee who works in the Company’s office.  All other efforts on behalf of the Company are done by consultants and contractors – or by directors and officers.  The Company does not anticipate engaging any employees in the foreseeable future.

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

Year Ended December 31, 2007

The major components of the Company’s exploration expenditures during 2007 were $81,015, being the Company’s 50% share of the costs of a small drilling programme on the Michaud Property, and $536,432 on a drilling programme and other exploration on the Company’s optioned Spanish Mountain Property.   The Company also made an annual payment of $20,000 pursuant to the Option Agreement held by it on the Spanish Mountain property.  With respect to the general and administration expenses incurred by the Company during fiscal year 2007 there were no significant component changes from the 2006 figures.  The total net general and administrative costs for 2007 were $490,377 compared with $554,310 for 2006.

There were, in the 2007 fiscal year, no other factors, unusual or infrequent events, or new developments which materially impacted the Company’s loss from operations.

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

The Company had working capital at December 31, 2007 of $2,034,078 - and as of March 31, 2008 of approximately $1,740,000.  The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company’s general and administrative costs, and the monies which have been spent acquiring and exploring the Properties.  The Company’s working capital is considered by the Company’s Management to be sufficient to meet the Company’s expenditure requirements during the current fiscal year.

The Company does not have any material commitments for capital expenditures.  The Company does not have any debt instruments outstanding.  The Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company’s expenditures to date have satisfied the various conditions necessary to maintain the Company’s 50% interest in the Michaud Joint Venture and to maintain the Company’s rights pursuant to the option agreement it holds on the Spanish Mountain property.

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

The Company’s liabilities as of December 31, 2007 were only its normal year-end accounts payable of  $32,270.

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

Item 6.

Directors, Senior Management and Employees

A.

Directors and senior management

Name, age and countries of residence	Offices held with the Company	Principal business activities outside the Company
T.J. Malcolm Powell Age 68 Canada	Director, Promoter and President and Chief Executive Officer of the Company since August 3, 2000

Engaged as public relations and business consultant through his wholly owned company, Arbutus Enterprises Ltd.  Since November, 1998 investor, shareholder and public relations agent for the Lang Group of Companies in Vancouver, B.C.

Frank A. Lang Age 84 Canada	Director and Chairman of the Board since October 2, 2001	Director and President or Chairman of the various companies comprising the Lang Group of Companies; President and CEO of Cream Minerals Ltd. and Chairman of Sultan Minerals Inc.
Carl R. Jonsson Age 73 Canada	Director since November 30, 1998. Secretary since August 3, 2000. Chief Financial Officer	Principal/Partner of Vancouver law firm Tupper Jonsson & Yeadon, Solicitors for the Company. Director of various public companies
Gregory G. Crowe Age 53 Canada	Director since July 25, 2001

P.Geol.  P.Geo.   Self-employed as geological consultant.  Employee, Director and Executive Officer of Yuma Copper Corp. from 1994 to December, 1997.  Director, President and CEO of Entreé Gold Ltd. since July, 2002

Arthur G. Troup Age 64 Canada	Director since September 25, 2001	Since January 1997 Vice-President Exploration of the companies comprising the Lang Group of Companies. Prior to that, self-employed as consultant
Robin M. Merrifield Age 65 Canada	Director since December 5, 2005

Director of Corporate Communications for Sultan Minerals Inc. March 2004 - March 2006;  Chief Financial Officer, Gulf International Minerals Ltd., London, England - October 2004 - September 2005;  Senior Vice-President and Chief Financial Officer of UrAsia Energy Ltd.  April, 2006 – April, 2007.  Senior Vice-President and Chief Financial Officer of UrAsia Energy Ltd. April 2007 to present.

The Lang Group of Companies are publicly traded companies controlled by Frank A. Lang.  They are ValGold Resources Ltd., Emgold Mining Corporation, Sultan Minerals Inc., and Cream Minerals Ltd.

The following additional information is provided with respect to the Directors and Officers of the Company:

T.J. Malcolm Powell

Mr. Powell, as President, is responsible for managing and leading the Company.  He was appointed Chief Executive Officer November 30, 2001. Mr. Powell does not work full-time for the Company and considers that he spends – and will spend in the foreseeable future – approximately 50% of his time on the affairs of the Company.  Mr. Powell, his wholly owned company Arbutus Enterprises Ltd. (“Arbutus”) and the Company signed a Management Services Agreement dated September 1, 2007.  It provides principally that:

(a)

for a term of two years Arbutus will supply the services of Mr. Powell to the Company for 60% of his time;

(b)

Arbutus will be paid $9,000 per month, subject to review after one year;

(c)

If Mr. Powell is removed from his positions with the Company, or the Agreement is terminated without legal cause, Arbutus will be paid compensation equal to 12 times the then monthly fee.

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

Mr. Jonsson’s directorships include positions as a director – and as a member of the Audit Committees – of Comaplex Minerals Corp. (“Comaplex”), Bonterra Energy Income Trust (Bonterra”) and Pine Cliff Energy Ltd. (“Pine Cliff”) – all of which are head-officed in Calgary, Alberta, Canada.  Comaplex, the shares of which trade on the TSX Stock Exchange, conducts mineral exploration on a number of properties in Iqaluit (one of the Northwest Territories of Canada).  Bonterra, the Trust Units of which trade on the TSX Stock Exchange, is an oil and gas producer.  Pine Cliff is listed for trading on the TSX Venture Exchange and is involved in oil and gas exploration in Canada and South America.  Mr. Jonsson is also a Director of  Caledonia Mining Corporation, the shares of which trade on the TSX Stock Exchange, the NASD Over-the-Counter Bulletin Board in the United States and the AIM market in London, and is head officed in Johannesburg, South Africa.  It is carrying on exploration activities in South and East Africa, and has also carried on extensive mining exploration activities (during the period Mr. Jonsson has been a director) in Northern Canada, Scotland, Spain, South Africa and East Africa.  Caledonia has

operated mines in Spain and South Africa and is presently operating a mine in Zimbabwe.  Because of Mr. Jonsson’s experience, through being a director of mineral exploration companies, he is able to provide legal, management and financial advice to the Company’s Board of Directors and, in particular, to Mr. Powell.

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

During the past several years Mr. Crowe has acted as a geological consultant to various companies involved in mineral exploration and has served on the Board of Directors of several junior resource companies.  Since July , 2002 Mr. Crowe has been the President and Chief Executive Officer of Entree Gold Inc. - which is conducting mineral exploration programs on properties in Mongolia and Arizona.  Mr. Crowe has been active in mineral exploration for 20 years.  For the period between October, 1994 and December 1997, Mr. Crowe was a director, officer and employee of Yuma Copper Corporation.

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

During the past 5 years Mr. Troup has been the Vice-President Exploration of the Lang Group of Companies.  For more than the past 5 years his principal activity has been as President and Chief Executive Officer of Sultan Minerals Ltd. - a member of the Lang Group. Sultan Minerals Ltd. is conducting advanced exploration on a mineral property in British Columbia, Canada.  Mr. Troup has been active in mineral exploration for more than 30 years.

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

(f)

All of the Directors have been granted share purchase incentive options entitling them to purchase the numbers of common shares of the Company as follows:

T.J. Malcolm Powell

340,000 shares exercisable until November 4, 2008 at $0.28 per share; 360,000 shares exercisable  until  July 7, 2010 at $0.12 per share; 200,000 shares exercisable until July 2, 2012 at $0.16 per share; and 350,000 shares exercisable until December 17, 2012 at $0.16 per share.

Total – 1,250,000
Frank Lang

25,000 shares exercisable until November 4, 2008 at $0.28 per share;  and 25,000 shares exercisable until July 7, 2010 at $0.12 per share; 100,000 shares exercisable until July 2, 2012 at $0.16 per share; and 100,000 shares exercisable until December 17, 2012 at $0.16 per share.

Total – 250,000

Gregory Crowe

75,000 shares exercisable until November 4, 2008 at $0.28 per share;  and 25,000 shares exercisable until July 7, 2010 at $0.12 per share; 150,000 shares exercisable until July 2, 2012 at $0.16 per share; and 100,000 shares exercisable until December 17, 2012 at $0.16 per share.

		Total - 350,000
Arthur Troup

100,000 shares exercisable until November 4, 2008 at $0.28 per share;  100,000 shares exercisable until October 13, 2010 at $0.12 per share;  and 50,000 shares exercisable until July 7, 2010 at $0.12 per share;  50,000 shares exercisable until July, 2010 at $0.12 per share;  100,000 shares exercisable until July, 2012 at $0.16 per share;  and 350,000 shares exercisable until December, 2012 at $0.16 per share

		Total - 700,000
Carl Jonsson

25,000 shares exercisable until November 4, 2008 at $0.28 per share;  and 25,000 shares exercisable until July 7, 2010 at $0.12 per share; 50,000 shares exercisable until July 2, 2012 at $0.16 per share; and 100,000 shares exercisable until December 17, 2012 at $0.16 per share.

		Total - 200,000
Robin Merrifield	100,000 shares exercisable until December 5, 1010 at $0.12 per share and 100,000 shares exercisable until December 17, 2012 at $0.16 per share.	Total - 200,000
	TOTALS:	2,950,000

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

2.

All Directors, when elected or appointed, are to hold office until the next Annual General Meeting of the Shareholders that is held, at which time it is deemed that they all cease to hold office and are subject to reappointment at the Meeting.  The next Annual General Meeting of the Shareholders of the Company has been scheduled to be held June 25, 2008.

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

E.

Share ownership

The Directors and Officers of the Company hold, as at the date of this Statement, the numbers of Shares set opposite their names below – which are the percentage of the Company’s issued shares (as of March 31, 2008) also set opposite their names:

	Shares held – directly and indirectly	Percentage of issued shares - %
T.J. Malcolm Powell	1,313,415	3.23
Frank A. Lang	371,833	0.92
Carl R. Jonsson	275,525	0.68
Greg Crowe	23,196	0.06
Arthur G. Troup	35,100	0.09
Robin M. Merrifield	Nil	Nil
TOTAL	2,019,069	4.98

Of the shares shown held by Mr. Powell, a portion is held by him directly and a portion is held by Mr. Powell’s wholly owned company Arbutus Enterprises Ltd.

During the last completed fiscal year – January 1, 2007 to December 31, 2007 - the Company has issued shares on a number of different dates for different prices and consideration – as detailed in Item 10.A.3 below.  As of the Company’s fiscal year-end there were 40,510,447 shares issued of which the Directors and Officers owned 2,019,069 shares (being 4.97% of the issued shares).  During the period between December 31, 2007 and March 31, 2008 the Company issued 100,000 shares pursuant to the option agreements pursuant to  the Don’s Lake and Honeymoon Properties.

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

3.

The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares.  As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. As at March 31, 2008 the Company had 204 shareholders of record of which 185 were resident outside of the United States holding between them 38,729,708 shares, and 19 were resident in the U.S.A. holding between them 1,880,739 shares.

4.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

B.

Related party transactions

(a)

There have not been any material related party transactions between the Company and any of the directors, officers, associates or major shareholders of the Company since January 1, 2007.

(b)

Certain directors have received compensation – as disclosed in Item 6A above.

Item 8.

Financial Information

A.

Financial Statements and Other Financial Information

1.

Exhibited hereto are the following financial statements prepared as at the last fiscal year-end,  December 31, 2007, with comparative figures shown as of December 31, 2006 and 2005, with attached audit report;

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

B.

The principal market on which the Company’s shares trade is the TSX Venture Exchange.  The following trading information is given, for the following periods since then, for trades on the Exchange.

Periods	High - $	Low - $

January 1, 2003 - December 31, 2003

January 1, 2004 - March 31, 2004

April 1, 2004 - June 30, 2004

July 1, 2004 - September 30, 2004

October 1, 2004 - December 31, 2004

January 1, 2005 - March 31, 2005

April 1, 2005 - June 30, 2005

	0.40 0.315 0.27 0.275 0.245 0.20 0.145	0.135 0.20 0.14 0.15 0.185 0.115 0.095

July 1, 2005 - September 30, 2005

October 1, 2005 – December 31, 2005

January 1, 2006 – March 31, 2006

April 1, 2006 to June 30, 2006

July 1, 2006 – September 30, 2006

October 1, 2006 – December 31, 2006

January, 2007

February, 2007

March, 2007

April, 2007

May, 2007

June, 2007

July, 2007

August, 2007

September, 2007

October, 2007

November, 2007

December, 2007

January, 2008

February, 2008

March, 2008

0.14 0.18 0.225 0.46 0.44 0.38 0.265 0.245 0.245 0.24 0.25 0.18 0.24 0.255 0.25 0.25 0.21 0.17 0.18 0.14 0.115	0.095 0.086 0.11 0.18 0.25 0.24 0.135 0.18 0.18 0.17 0.16 0.16 0.16 0.195 0.195 0.20 0.16 0.13 0.12 0.09 0.08

The shares of the Company also trade on the NASD Over The Counter Bulletin Board in the United States.

Item 10.

Additional Information

A.

Share capital

1.

The authorized capital of the Company consists of an unlimited number of common voting shares without par value.  As at the close of business on March 31, 2008 there are 40,610,447 shares issued – all of which were issued as fully paid shares.  Each Share has attached to it one non-cumulative vote. There are no persons who hold any preferential or pre-emptive rights for purchasing any additional Shares in the Company other than the holders of the share purchase warrants and share purchase options detailed in sub-clause 2. below.  Certain of the options are held by Company Directors as detailed in Item 6.B above.

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

2.

As of the date of this Statement there are share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

Number of shares issuable upon exercise of warrants and options	Warrant exercise price per share	Expiry dates
Options: 565,000 485,000 100,000 100,000 100,000 50,000 100,000 650,000 1,400,000 3,550,000 TOTAL Warrants: 4,030,755 624,000 2,645,000 400,000 7,699,755 TOTAL	$0.28 $0.12 $0.12 $0.12 $0.30 $0.30 $0.20 $0.16 $0.16 $0.50 $0.23 $0.50 $0.23

November 4, 2008

July 7, 2010

October 13, 2010

December 5, 2010

June 19, 2011

June 29, 2011

February 7, 2012

July 2, 2012

December 17, 2012

August 14, 2009

August 14, 2009

August 16, 2009

August 16, 2009

3.

During the  fiscal year ended December 31, 2007 and during the period since then to March 31, 2008  the Company issued shares as follows:

No. of Shares issued	Dates, Terms and Conditions
13,351,511	Issued August 15, 2007 pursuant to private placement financing for proceeds of $2,504,000.
200,000	Issued for purchase of additional Spanish Mountain claims, February 7, 2007.
50,000	Issued to Lloyd Adie, Optionor of the Spanish Mountain Property, July 5, 2007.
50,000	Issued to Donald Brown, Optionor of the Don’s Lake Property, February 27, 2008.
50,000	Issued to David Pippin, Optionor of the Honeymoon Property, March 13, 2008.

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

2.

Option Agreement dated July 23, 2005 with Lloyd Addie relating to the Spanish Mountain property - described in Item 4.B2.

3.

Option Agreement dated February 4, 2008 with Donald D. Brown relating to the Don’s Lake property – described in Item 4.B.3.

4.

Option Agreement dated February 4, 2008 with David Piggin relating to the Honeymoon Property described in Item 4.B.4.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of

Proceeds

Nil

Item 15.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures.  Our chief executive officer and principal financial officer evaluate the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of each fiscal year end - the last such evaluation having been as of December 31, 2007.  Based on such evaluation, they have concluded that the Company’s disclosure controls and procedures are effective and sufficient to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accurately and adequately recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

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

Item 16C.

Principal Accountant Fees and Services

(a)

For 2007 the Company’s auditor’s fees were $34,600.  The auditor’s fees for 2006 were $13,750.

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

Item 18.

Financial Statements and Exhibits

Index of Exhibits attached:   Financial Statements audited as at December 31, 2007 - with comparative figures for 2006 and 2005 attached.  The Statements include U.S. oriented Comments by the Auditors and Note 13 dealing with U.S. Generally Accepted Accounting Principles.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

ACREX VENTURES LTD.

    “Carl R. Jonsson”

Carl R. Jonsson,

Secretary and Chief Financial Officer

Date:

April 25, 2008

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

April 25, 2008

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

April 25, 2008

(signed)  “Carl R. Jonsson”

Secretary and Chief Financial Officer

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Acrex Ventures Ltd. (“Acrex”) for the year ended December 31, 2007as filed with the Securities and Exchange Commission on the date hereof (the “Report”) I, T.J. Malcolm Powell, President of Acrex, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Acrex.

By:

(signed) “T.J. Malcolm Powell”

T.J. Malcolm Powell, President

Acrex Ventures Ltd.

April 25, 2008

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

April 25, 2008

A signed original of this written statement required by Section 906 has been provided by T.J.M. Powell and will be retained by Acrex and furnished to the Securities and Exchange Commission or its staff upon request.

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

December 31, 2007, 2006 and 2005

1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2. BALANCE SHEETS

3. STATEMENTS OF OPERATIONS AND DEFICIT

4. STATEMENTS OF STOCKHOLDERS' EQUITY

5. STATEMENTS OF CASH FLOWS

6. NOTES TO FINANCIAL STATEMENTS

BDO Dunwoody LLP Chartered Accountants	#604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188 Fax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Acrex Ventures Ltd.

(An Exploration Stage Company)

We have audited the balance sheets of Acrex Ventures Ltd. (An Exploration Stage Company) as at December 31, 2007 and 2006 and the statements of operations and deficit, cash flows and stockholders’ equity for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

(signed) (BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 4, 2008

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors under Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company is in the exploration stage, has not yet achieved profitable operations, has substantial accumulated losses since its inception and expects to incur further losses which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.  PCAOB reporting standards also require the addition of an explanatory paragraph when changes in accounting policies, such as those described in Note 3, have a material effect on the financial statements.

Our report to the shareholders dated April 4, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 4, 2008

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

  1

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2007 and 2006

Expressed in Canadian dollars

	2007	2006

ASSETS

Current

Cash and cash equivalents (Note 8)	$1,987,393	$662,965
Marketable securities (Note 3)	15,535	16,000
Other receivables	63,420	42,420
Deposit and prepaid expenses	–	4,007

Total current assets	2,066,348	725,392

Mineral properties (Notes 4 and 7)	2,405,492	1,708,459

Total assets	$4,471,840	$2,433,851

LIABILITIES

Current

Accounts payable and accrued expenses	$32,270	$17,992

STOCKHOLDERS' EQUITY

Share capital (Notes 5 and 9)	9,275,791	7,019,882
Contributed surplus (Note 6)	656,080	219,054
Deficit	(5,492,301)	(4,823,077)

Total stockholders' equity	4,439,570	2,415,859

Total liabilities and stockholders' equity	$4,471,840	$2,433,851

Nature of Operations and Ability to Continue as a Going Concern (Note 1)

Commitments (Notes 4, 5, 7, 8 and 9)

Subsequent Events (Note 11)

APPROVED ON BEHALF OF THE BOARD:

“T.J. Malcolm Powell”	Director	“Carl R. Jonsson”	Director
T.J. Malcolm Powell		Carl R. Jonsson

 SEE ACCOMPANY NOTES 2

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

	2007	2006	2005

EXPENSES

Directors fees - stock-based compensation (Note 7)	$222,142	$–	$73,884
Management fees (Note 9)	138,000	138,000	138,000
Consulting	12,640	21,575	400
Investor relations (Note 7)	120,646	127,849	61,419
Office and general (Note 9)	44,288	51,593	37,102
Accounting	60,595	31,250	33,630
Promotion and travel	36,585	68,038	41,785
Legal (Note 9)	34,392	34,914	53,802
Advertising	15,599	30,007	23,432
Transfer agent fees	12,724	10,936	9,151
Filing fees	7,928	24,259	23,065
Rent (Note 9)	4,680	13,380	10,680
Insurance	2,300	2,500	2,500
Gain on sale of interest in mineral property	–	–	(94,999)
Loss on termination of mineral property option	–	15,429	97,383

Loss before other items	(712,519)	(569,730)	(511,234)

OTHER ITEMS

Interest income	43,760	38,370	9,444
Unrealized loss on marketable securities (Note 3)	(465)	–	(30,500)

	43,295	38,370	(21,056)

Loss before income taxes	(669,224)	(531,360)	(532,290)

Future income tax recovery	-	–	22,263

NET AND COMPREHENSIVE LOSS FOR THE YEAR	(669,224)	(531,360)	(510,027)

DEFICIT, BEGINNING OF YEAR	(4,823,077)	(4,291,717)	(3,781,690)

DEFICIT, END OF YEAR	$(5,492,301)	$(4,823,077)	$(4,291,717)

NET LOSS PER SHARE – BASIC AND DILUTED	$(0.02)	$(0.02)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	32,161,073	24,484,995	17,585,434

 SEE ACCOMPANY NOTES 3

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2004	13,417,616	$4,931,283	$112,000	$(3,781,690)	$1,261,593

2005

Common stock issued for:

Cash (net of issue costs)	6,587,500	736,568	–	–	736,568
Mineral properties	100,000	14,000	–	–	14,000
Finance fee	10,875	1,631	–	–	1,631
Agents' options and warrants	–	(31,513)	31,513	–	–
Future income taxes on expenditures renounced to shareholders	–	(22,263)	–	–	(22,263)
Stock-based compensation	–	–	73,884	–	73,884
Net loss	–	–	–	(510,027)	(510,027)

Balance, December 31, 2005	20,115,991	5,629,706	217,397	(4,291,717)	1,555,386

2006

Common stock issued for:
Private placements	3,000,000	705,000	–	–	705,000
Mineral properties	50,000	17,000	–	–	17,000
Options	663,630	79,636	–	–	79,636
Warrants	3,079,315	550,988	–	–	550,988
Agents' options and warrants		37,552	(37,552)
Stock-based compensation	–	–	39,209		39,209
Net loss	–	–	–	(531,360)	(531,360)

Balance, December 31, 2006	26,908,936	7,019,882	219,054	(4,823,077)	2,415,859

2007

Common stock issued for:
Private placements	12,800,000	2,504,000	–	–	2,504,000
Mineral properties	250,000	48,000	–	–	48,000
Agents’ fees	551,511	123,378	–	–	123,378
Share issuance costs	–	(260,237)	–	–	(260,237)
Agent’s options and warrants		(159,232)	159,232		–
Stock-based compensation	–	–	277,794	–	277,794
Net loss	–	–	–	(669,224)	(669,224)

Balance, December 31, 2007	40,510,447	$9,275,791	$656,080	$(5,492,301)	$4,439,570

 SEE ACCOMPANY NOTES 4

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

	2007	2006	2005

OPERATIONS

Net loss for the year	$(669,224)	$(531,360)	$(510,027)

Add (deduct) items not involving cash:
Loss on termination of mineral property option	–	15,429	97,383
Unrealized loss on marketable securities	465	–	30,500
Stock-based compensation	245,117	39,209	73,884
Future income tax recovery	–	–	(22,263)
Gain on sale of interest in mineral property	–	–	(94,999)
Changes in non-cash working capital balances:
Other receivables	(21,000)	(30,753)	4,563
Deposits and prepaid expenses	4,007	(4,007)	–
Accounts payable and accrued expenses	14,278	(15,314)	(21,406)

CASH USED IN OPERATIONS	(426,357)	(526,796)	(442,365)

FINANCING
Shares issued	2,367,141	1,335,624	738,199

CASH PROVIDED BY FINANCING	2,367,141	1,335,624	738,199

INVESTING
Proceeds on sale of mineral property	–	–	65,000
Increase in mineral properties	(616,356)	(554,195)	(181,733)

CASH USED IN INVESTING	(616,356)	(554,195)	(116,733)

INCREASE IN CASH	1,324,428	254,633	179,101

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	662,965	408,332	229,231

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,987,393	$662,965	$408,332

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest	$–	$–	$–

Cash paid during the year for income taxes	$–	$–	$–

Non-cash Transactions (Note 10)

 SEE ACCOMPANY NOTES 5

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

1.  NATURE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX") in Canada and on the NASD over-the-counter Bulletin Board ("OTCBB") in the U.S.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

At December 31, 2007 the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  At December 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $5,492,301 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

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

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Cash and cash equivalents - Include cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired and which are subject to an insignificant risk of changes in value.

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

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties (continued)

Mineral property costs include initial acquisition costs and related option payments, which are recognized when paid.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.  Option payments are credited against mineral property costs when received.  No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

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

Accounting standards subsequently issued by the Canadian Institute of Chartered Accountants (“CICA”) dealing with Intangible Assets  (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

The Company is an exploration stage company as defined in Accounting Guidelines No. 11 (“AcG 11”).  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Property Option Agreements- Property options payments are recorded as resource property costs or recoveries when the payments are made or received, respectively.  Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments or periodic share issuances, amounts unpaid and un-issued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option.  Option payments are recorded as mineral property costs when the payments are made and the share issuances are recorded as mineral property costs using the fair market value of the Company’s common shares at the date the counterparty’s performance is complete or the issuance date, whichever is more determinable

Asset Retirement Obligations - The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  The Company, where possible, has estimated asset retirement obligations based on current best practice. These estimates, made by management, are subject to change as a result of change in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.  At December 31, 2007, the fair value of the mineral properties’ site restoration costs are not significant.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation - The Company has a stock option plan which is described in Note 7.  The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  In accordance with these recommendations, the Company measures stock based compensation at the measurement date, based on the estimated fair value of the award over the requisite service period or the period the options are earned. For non-employee options, options are re-valued at each balance sheet date. Agents’ options and warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs.  On the exercise of stock options and agents’ options and warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

Loss per share - Basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005 the existence of warrants and options affects the calculation of loss per share on a diluted basis.  As the effect of this dilution is to reduce the reported loss per share, these potentially dilutive common shares were not included in the computation of loss per share for the years presented.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely-than-not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment. A valuation allowance is recorded to the extent that future assets are more likely than not to be realized.

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

The Company follows the recommendations of the EIC of CICA with respect to flow-through shares, as outlined in EIC-146 “Flow-through Shares”.  The application of EIC-146 requires the recognition of the future income tax liability related to the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

Mining tax credits – Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions needed to obtain the credits.  These non-repayable mining tax credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Use of estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Significant areas requiring the use of management estimates include the determination of the recoverability of mineral property deferred costs, asset retirement obligations, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from these estimates.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements - The CICA has issued the following new Handbook sections which are effective for interim and financial statements for the Company’s reporting period beginning on January 1, 2008:

Section 3862 - Financial Instruments — Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company does not expect that the adoption of this new section will have a significant effect on its financial statements.

Section 3863 - Financial Instruments — Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 ‘Financial Instruments — Disclosure and Presentation”. The Company does not expect that the adoption of this new section will have a significant effect on its financial statements.

Section 1535 - Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed.  It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.  The Company is currently evaluating the impact of the adoption of this new section.

Section 3031 – Inventories - Replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards.  This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and is not expected to have a material impact on the Company’s financial statements

International Financial Reporting Standard -“IFRS” - The CICA plans to converge Canadian Generally Accepted Accounting Principles with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company's financial statements has yet to be determined.

3.  CHANGES IN ACCOUNTING POLICIES

In July 2006, the CICA revised Section 1506 “Accounting Changes” which requires  that (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively.  Section 1506 is effective for fiscal years beginning on or after January 1, 2007.  The implementation of this guidance did not have a material impact on the Company’s financial statements.

Effective on January 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530 - Comprehensive Income (“Section 1530”), Section 3855 - Financial Instruments - Recognition and Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”).  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and derivatives financial instruments.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.

Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

3.  CHANGES IN ACCOUNTING POLICIES (continued)

Under Section 3855, financial instruments must be classified into one of these five categories: held-for trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities.

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting may be executed.  The Company has not designated any hedging relationships.

All financial instruments, including derivatives, are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant Handbook Section 3840 - Related Party Transactions.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income; financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for trading are measured at amortized cost, using the effective interest method of amortization.  This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method.  This section does not permit the restatement of financial statements of prior periods.

Upon adoption of these new standards, the Company designated its financial instruments to these five categories as follows:

Cash and cash equivalents	held-for- trading
Marketable securities	held-for- trading
Accounts payable	other financial liabilities

On January 1, 2007, the Company designated its marketable securities as held-for-trading.  As of December 31, 2007, the fair value of the marketable securities was $15,535.  This classification resulted in a loss in market value of $465 that was recorded to the statement of operations and deficit.

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.  The Company did not have any available for sale financial assets, held to maturity instruments and outstanding contracts with embedded derivatives at December 31, 2007.

The adoption of this new section did not result in any significant adjustments to the carrying values of the Company’s previously recognized financial assets and liabilities at January 1, 2007.  The adoption of these Handbook Sections had no impact on opening deficit.

As at December 31, 2007, the Company’s financial instruments consist of cash and cash equivalents, other receivables, marketable securities and accounts payables.  The fair values of these financial instruments are their carrying values because of their current nature, except for marketable securities which are measured at fair value on each balance sheet date.  The Company is not exposed to derivative financial instruments.  It is management’s opinion that the Company is not exposed to significant interest risks arising from its financial instruments and their fair values approximate their carrying values.

Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and cash equivalents.  To minimize the credit risk the Company places these instruments with high credit quality financial institutions.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

4.  MINERAL PROPERTIES

December 31, 2006:	Michaud	Spanish Mountain	Nachako Finger Lake	Total

Acquisition costs
Balance, beginning of year	$25,000	$10,500	$–	$35,500
Option payments	50,000	32,748	9,781	92,529
Less: termination of
Mineral property option	–	–	(9,781)	(9,781)

Balance, end of year	75,000	43,248	–	118,248

Exploration costs
Balance, beginning of year	1,101,538	15,655	–	1,117,193
Drilling	50,003	254,416	–	304,419
Assays	2,535	72,387	1,570	76,492
Other	–	39,489	376	39,865
Consulting	7,370	18,675	2,200	28,245
Vehicles	–		1,502	11,438
Support	7,866	9,936	–	7,866
Security deposit	–	3,500	–	3,500
Lodging	–	6,841	–	6,841
Less: termination of
Mineral property option		–	(5,648)	(5,648)

Balance, end of year	1,169,312	420,899	–	1,590,211

	$1,244,312	$464,147	$–	$1,708,459

December 31, 2007:	Michaud	Spanish Mountain	Total

Acquisition costs
Balance, beginning of year	$75,000	$43,248	$118,248
Option payments	–	79,586	79,586

Balance, end of year	75,000	122,834	197,834

Exploration costs
Balance, beginning of year	1,169,312	420,899	1,590,211
Drilling	60,684	256,412	317,096
Surveying and line-cutting	–	135,526	135,526
Assays	–	16,458	16,458
Consulting (Note 7)	13,477	67,736	81,213
Support	6,854	-	6,854
Security deposit	–	3,500	3,500
Other	–	56,800	56,800

Balance, end of year	1,250,327	957,331	2,207,658

	$1,325,327	$1,080,165	$2,405,492

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

4.  MINERAL PROPERTIES (continued)

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

The Agreement also includes terms for the acquisition of additional mineral claims within the area of interest. Pursuant to these provisions, the Company agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  The Company paid $50,000 to reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance

July 25, 2005 (completed)	$5,000	50,000
April 25, 2006 (completed)	5,000	–
July 25, 2006 (completed)	10,000	50,000
July 25, 2007 (completed)	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	–

	$100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

During the year ended December 31, 2007, the Company issued 50,000 common shares and paid $20,000 pursuant to the agreement.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

4.  MINERAL PROPERTIES (continued)

On February 6, 2007, the Company acquired a 100% interest of two mineral tenures immediately to the west and south of the Company's existing claim group.  As consideration, the Company paid $10,000 and issued 200,000 shares.

Nachako claims, British Columbia, Canada – On January 26, 2006 the Company signed a Letter of Intent (the “Letter”) with a prospector (the “Optionor”) giving it a right to negotiate option agreements on certain mineral claims, covering a total of approximately 1,200 Units (approximately 25,000 hectares) in the north central area of British Columbia.  The Company earned the rights by paying the costs (aggregating $9,781) of the Optionor filing mineral claims over the areas.  During the year ended December 31, 2006, the Company terminated its option on the Nachako claims.

5.   SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value.

Common shares issued during the years ended December 31, 2007 and 2006 are as follows:

a)

On February 2, 2007, the Company issued 200,000 commons shares for payment of certain mineral properties, as described in Note 4.  The fair value of these shares was $40,000.

b)

On July 5, 2007, the Company issued 50,000 common shares and paid $20,000 for payment of the Spanish Mountain claims pursuant to the Option Agreement, as described in Note 4.  The fair value of the shares was $8,000.

c)

In August, 2007, the Company completed a private placement consisting 5,000,000 flow-through units at a price of $0.22 per unit, and 7,800,000 non flow-through units at a price of $0.18 per unit, for gross proceeds of $2,504,000.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant may be exercised to acquire a further common share at $0.50 per share until August 14 or August 16, 2009.  The Company paid agent’s commission of $76,008 and other share issue costs of $60,851.  The Company issued agent’s units of 551,511 non flow-through units with the same terms.  The agent also received agent’s warrants to acquire 1,024,000 non flow-through common shares at an exercise price of $0.23 per share for a period of 2 years until August 14 or August 16, 2009.  The fair value of the agent’s warrants was determined to be $159,232.  Proceeds from the private placement have been allocated 100% to common shares and $Nil to the warrants.

d)

On May 1, 2006 the Company issued 3,000,000 units at $0.235 per unit for gross proceeds of $705,000 under a non-brokered private placement.  Each unit consisted of one common share and one common share purchase warrant. Each full warrant entitled the holder to acquire an additional common share for $0.30 until May 1, 2007.

e)

On October 18, 2005, the Company issued 650,000 units at $0.12 per unit for gross proceeds of $78,000 under a non-brokered private placement.  Each unit consisted of one common share and one-half common share purchase warrant.  Each full warrant entitles the holder to acquire an additional common share for $0.18 per share until October 18, 2006.

f)

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

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

5.

SHARE CAPITAL (continued)

g)

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

h)

On March 10, 2005, the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 under a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 per share until March 10, 2006.

Warrants - The Company has stock purchase warrants outstanding and exercisable as follows:

	Outstanding				Outstanding
Exercise	December 31,				December 31,
Price	2006	Issued	Exercised	(Expired)	2007	Expiry date

$0.30	3,000,000	-	-	(3,000,000)	-	May 1, 2007
$0.50	-	4,030,755	-	-	4,030,755	August 14, 2009
$0.23	-	624,000	-	-	624,000	August 14, 2009
$0.50	-	2,645,000	-	-	2,645,000	August 16, 2009
$0.23	-	400,000	-	-	400,000	August 16, 2009

	3,000,000	7,699,755	-	(3,000,000)	7,699,755

	Outstanding				Outstanding
Exercise	December 31,				December 31,
Price	2005	Issued	Exercised	(Expired)	2006	Expiry date

$0.20	200,500	-	(125,250)	(75,250)	-	March 10, 2006
$0.20	600,000	-	-	(600,000)	-	March 24, 2006
$0.15	190,875	-	(190,875)	-	-	March 24, 2006
$0.18	2,428,440	-	(2,428,440)	-	-	May 15, 2006
$0.18	325,000	-	(325,000)	-	-	October 18, 2006
$0.30	-	3,000,000	-	-	3,000,000	May 1, 2007

	3,744,815	3,000,000	(3,069,565)	(675,250)	3,000,000

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

5.   SHARE CAPITAL (continued)

During the year ended December 31, 2007, the Company issued a total of 1,024,000 share purchase warrants as agents’ warrants (Note (c) above).  The fair value of these agents’ warrants issued was determined to be $159,232 using the Black-Scholes pricing model, using the following weighted average assumptions:

Year Ended December 31, 2007

Risk free interest rate	4.3%
Expected dividend yield	0%
Expected stock price volatility	116%
Warrant life	2 year

The weighted average fair value of share purchase warrants granted during the year ended December 31, 2007 was $0.16 per warrant.

6.  CONTRIBUTED SURPLUS

	2007	2006

Balance - beginning of year	$219,054	$217,397
Stock-based compensation – stock options granted	277,794	39,209
Agent’s warrants granted	159,232	–
Options and warrants exercised	–	(37,552)

Balance - end of year	$656,080	$219,054

7.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants.  The following table summarizes the stock options outstanding and exercisable at December 31, 2007:

	Number	Number
Price	Outstanding	Exercisable	Expiry Date

$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	100,000	June 19, 2011
$0.30	50,000	50,000	June 29, 2011
$0.20	100,000	100,000	February 7, 2012
$0.16	650,000	650,000	July 2, 2012
$0.16	1,400,000	1,325,000	December 17, 2012

	3,550,000	3,475,000

Under the Company's April 2007 amended stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms. Of the 1,400,000 options issued in December 2007, 75,000 options vest in three equal instalments in 2008.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

7.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION (continued)

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted.  The aggregate number of options granted to any one optionee in a 12-month year is limited to 5% of the issued shares of the Company.

A summary of the changes in the Company's stock options for the year ended December 31, 2007 and 2006 is presented below:

	2007		2006
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price

Outstanding, beginning of year	2,000,000	$0.23	2,520,380	$0.22
Granted	2,150,000	0.16	150,000	0.30
Exercised	–	–	(663,630)	0.12
Expired	(600,000)	0.30	(6,750)	0.12

Outstanding, end of year	3,550,000	$0.18	2,000,000	$0.23

The Company uses the Black-Scholes option pricing model to value stock options granted.  The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.  The weighted average fair value of share purchase options granted at $0.13 (2006: $0.26; 2005: $0.09) per option has been determined using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Risk free interest rate	4.10%	4.32%
Expected dividend yield	0%	0%
Expected stock price volatility	122%	127%
Expected life	5 years	5 years

Total stock-based compensation expense in respect of stock options granted for the year ended December 31, 2007 was director’s fees of $222,142 (2006: $Nil; 2005: $67,608), investor relations of $22,975 (2006: $39,209; 2005: $6,276) and exploration consulting costs of $32,677 (2006: $nil; 2005: $nil) totaling $277,794.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

8.  CORPORATION INCOME TAXES

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006

Statutory tax rates	34.12%	34.12%

Loss before income taxes	$ (669,224)	$ (531,360)

Expected income tax recovery	228,000	181,000
Increase (decrease) in income tax recovery resulting from:
Resource allowance adjustment	-	(15,000)
Non-deductible stock-based compensation	(95,000)	(13,000)
Other non-deductible items	(3,000)	(3,000)
Effect of reduction in statutory rates	(184,000)	-
Change in the valuation allowance for future income tax assets	54,000	(150,000)

	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Non-capital losses carry forward	$ 719,000	$ 775,000
Share issue costs	77,000	58,000
Canadian development and exploration expenditures	-	(190,000)

	796,000	643,000
Less: valuation allowance	(796,000)	(643,000)

Net long-term future income tax assets	$ -	$ -

The valuation allowance as at December 31, 2007 was increased by $68,000 (2006: $28,000) representing the tax effect of share issuance costs incurred in the year.

At December 31, 2007, the Company has accumulated Canadian exploration and development expenditures of $ 1,815,000 and has accumulated non-capital losses totalling $2,768,000, which are available to reduce taxable income of future years.  The non-capital losses expire as follows:

2008	$ 92,000
2009	271,000
2010	396,000
2014	446,000
2015	509,000
2026	504,000
2027	550,000

$ 2,768,000

At December 31, 2007, cash and cash equivalents included $621,000 (2006: $nil) to be used for qualifying exploration expenditures.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

9.  RELATED PARTY TRANSACTIONS

The Company incurred share issuance costs of $15,401 (2006: $Nil; 2005: $Nil) and legal fees of $33,509 (2006: $34,914; 2005: $53,802) from a law firm of which a director is a principal.

The Company incurred management fees of $108,000 (2006: $108,000; 2005: $108,000) and equipment rental charges (included under office and general) of $11,808 (2006: $11,396; 2005: $10,063) from a company owned by a director and management fees of $30,000 (2006: $30,000; 2005: $30,000) from a company owned by another director of the Company.

The Company incurred rent expense of $4,680 (2006: $13,380; 2005: $10,680) from a company which has a common director.

All transactions with related parties were within the normal course of business. These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the year ended December 31, 2007, the Company and the president entered into a management agreement for a period of 2 years commencing September 1, 2007 for $9,000 a month. The Company may terminate this agreement by paying twelve times the monthly fee at the time of termination.

10.  NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended December 31, 2007, the following transactions were excluded from the statements of cash flows:

i)

The Company issued 551,511 shares at a fair value of $123,378 for finder’s fee in connection with the private placements.

ii)

The company issued 250,000 shares at a fair value of $48,000 for mineral properties.

iii)

Included in mineral properties is $32,677 (2006 - $nil) relating to stock-based compensation (Note 7)

During the year ended December 31, 2006, the following transaction was excluded from the statements of cash flows:

i)

The Company issued 50,000 shares at a fair value of $17,000 for mineral properties.

During the year ended December 31, 2005, the following transactions were excluded from the statements of cash flows:

i)

The Company issued 100,000 shares at a value of $14,000 for mineral properties.

ii)

The Company issued 10,875 common shares at a value of $1,631 as agent’s fees; and

iii)

The Company received 500,000 common shares of Resolve Ventures Inc. at a value of $30,000 as partial consideration for the sale of the Raglan Ungava claims.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

11.  SUBSEQUENT EVENTS

a)

Pursuant to an agreement dated February 4, 2008, the Company acquired an option to earn a 100% interest in mineral claims in the Fry Lake area located in northwestern Ontario.  As consideration, the Company had agreed to pay a total of $190,000 ($34,000 paid), issue 200,000 common shares (50,000 issued) payable in tranches by May 29, 2011 and expend $1,300,000 in exploration by May 29, 2012.  The claims are subject to a 2% Net Smelter Return Royalty.  Upon completion of a feasibility study, a further 200,000 common shares will be issued.

b)

Pursuant to an agreement dated February 4, 2008, the Company acquired an option to earn a 100% interest in the Honeymoon property located near Kamloops, British Columbia.  As consideration, the Company had agreed to pay a total of $65,000 ($5,000 paid) and issue 200,000 common shares (50,000 issued) over a three year period.

c)

The Company issued 100,000 common shares pursuant to the above two option agreements.

12.  COMPARATIVE FIGURES

Certain comparative figures for the year ended December 31, 2007 had been reclassified to conform with current year’s presentation.

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

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.  A future tax liability of $200,000 was recorded in respect to the flow-through shares issued during the year ended December 31, 2007.  Under U.S. GAAP, unexpended flow-through funds at balance sheet date are separately classified as restricted cash.  Under Canadian GAAP, this classification is only encouraged.

Income taxes - Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial positions, results of operations or cash flows of the Company for the years presented.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of losses reported to U.S. GAAP:

	2007	2006	2005

Net loss as reported in accordance with Canadian GAAP	$(669,224)	$(531,360)	$(510,027)
Adjustments:
Mineral property costs expensed	(697,033)	(555,766)	(98,349)
Future income tax benefit related to flow-through shares	–	–	(14,763)

Net loss under U.S. GAAP	$(1,366,257)	$(1,087,126)	$(623,139)

Net loss per share under U.S. GAAP	$(0.04)	$(0.04)	$(0.04)

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2007	2006

Total assets under Canadian GAAP	$4,471,840	$2,433,851
Adjustments to U.S. GAAP Mineral properties	(2,405,492)	(1,708,459)

Total assets under U.S. GAAP	$2,066,348	$725,392

Total liabilities under Canadian GAAP	$32,270	$17,992
Adjustments to U.S. GAAP
Deferred tax liability	200,000	-

Total liabilities under U.S. GAAP	$232,270	$17,992

Total stockholders' equity under Canadian GAAP	$4,439,570	$2,415,859
Adjustments to U.S. GAAP
Mineral properties	(2,405,492)	(1,708,459)
Deferred tax liability	(200,000)	-

Total equity under U.S. GAAP	$1,834,078	$707,400

Total equity and liabilities under U.S. GAAP	$2,066,348	$725,392

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

	2007	2006	2005

Cash used in operating activities under Canadian GAAP	$(426,357)	$(526,796)	$(442,365)
Adjustments to U.S. GAAP:
Exploration expenses for the period	(616,356)	(554,195)	(181,733)

Cash used in operating activities under U.S. GAAP	$(1,042,713)	$(1,080,991)	$(624,098)

Cash used in investing activities under Canadian GAAP	$(616,356)	$(554,195)	$(116,733)
Adjustments to U.S. GAAP:
Restricted cash from flow-through offering	621,000	-	-
Exploration expenses for the period	616,356	554,195	181,733

Cash flow from investing activities under U.S. GAAP	$621,000	$–	$65,000

Cash flow from financing activities under Canadian GAAP	$2,367,141	$1,335,624	$738,199
Adjustments to U.S. GAAP:	–	–	–

Cash flow from financing activities under U.S. GAAP	$2,367,141	$1,335,624	$738,199

Cash and cash equivalents, end of year under Canadian GAAP	$1,987,393	$662,965	$408,332
Adjustments to U.S. GAAP
Restricted cash from flow-through offering	(621,000)	-	-

Cash and cash equivalents, end of year under U.S. GAAP	$1,366,393	$662,965	$408,332

Under U.S. GAAP, the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2007	2006	2005

Numerator
Net loss	$(1,366,257)	$(1,087,126)	$(623,139)
Denominator
Weighted average number of common shares outstanding	32,161,073	24,484,995	17,585,434

Basic and diluted net loss per share	$(0.04)	$(0.04)	$(0.04)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2007, the Company had 3,550,000 (2006: 2,000,000, 2005: 2,520,380) stock options outstanding and 7,699,755 (2006:3,000,000, 2005: 3,744,815) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Newly Adopted Accounting Pronouncements – On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

There was no impact to opening retained earnings under U.S. GAAP upon the adoption of FIN 48. The Company has no unrecognized tax benefits and does not expect any significant changes to this position within 12 months of this reporting date.

The Company is subject to Canadian federal income tax as well as income tax of several provincial jurisdictions. The tax years 2000 and beyond remain subject to examination by the Canada Revenue Agency

Recently issued accounting pronouncements – In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 130.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.  This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007) “Business Combinations”.  SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51”.  SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In December 2007, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available. Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007. The staff now understands that such information will not be widely available by December 31, 2007. Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for "plain vanilla" options (as described in SAB 110). The Company does not believe that SAB 110 will have a significant impact on its financial statements.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007, 2006 and 2005

Expressed in Canadian dollars

13.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments    and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Recently issued accounting pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.  The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.