Form 20-F/A
period 2007-12-31
ACREX VENTURES LTD
filed 2008-09-08
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

August 31, 2008

FORM 20-F

AMENDMENT NO. 1

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ……………………………… to ………………………………

Commission file number   050031

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………………………………………

ACREX VENTURES LTD.

(Exact name of Registrant as specified in its charter)

Acrex Ventures Ltd. is variously referred to in this Report

as “Acrex”, “the Corporation” or “the Company”

 Canada

(Jurisdiction of incorporation or organization)

1400 – 570 Granville Street, Vancouver, BC, Canada V6C 3P1

 (Address of principal executive offices)

Carl R. Jonsson, 1710-1177 West Hastings Street,

Vancouver, BC V6E 2L3, Canada;  tel: (604) 640-6357;  fax: (604) 681-0139

email:  jonsson@securitieslaw.bc.ca

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

(Title of Class)

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class

Name of each exchange on which registered

Common shares

TSX Venture Exchange

NASD OTC Bulletin Board

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the closing of the period covered by the annual report

40,610,447

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

No              x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

No           x

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

Yes

x

No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ______  Accelerated filer

  Non-accelerated filer     x

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP …… International Financial Reporting Standards as issued by the International Accounting Standards Board

Other:

Canadian GAAP

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17

x

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

No

x

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes

No

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

This Form 20-F Amendment, together with exhibits filed herewith, are being filed to clarify and expand on certain information contained in the original Form 20-F filed on May 5, 2008.  This Amendment No. 1 amends and restates the original Form 20-F.  Unless otherwise specifically noted herein, it does not bring the information up to date.

TABLE OF CONTENTS

Definitions

6

PART   I

6

Item 1.

 Identity of Directors, Senior Management and Advisers

6

Item 2.

 Offer Statistics and Expected Timetable

6

A.

Selected financial data

7

B.

Capitalization and indebtedness

8

C.

Reasons for the offer and use of proceeds

8

D.

Risk factors

8

Item 4.

 Information on the Company

14

A.

History and development of the Company

14

B.

Business overview and description

16

C.

Plan of Operations

33

D.

Property, plants and equipment

33

Item 5.

 Operating and Financial Review and Prospects

33

A.

Operating results

33

B.

Liquidity and capital resources

35

C.

Contractual Obligations

35

D.

Research and development, patents and licences

35

E.

Trend information

35

Item 6.

 Directors, Senior Management and Employees

36

A.

Directors and senior management

36

B.

Compensation

40

C.

Board practices

41

D.

Employees

41

E.

Share ownership

42

Item 7.

 Major Shareholders and Related Party Transactions

42

A.

Major shareholders

42

B.

Related party transactions

43

Item 8.

 Financial Information

43

A.

Financial Statements and Other Financial Information

43

B.

Significant Changes

43

Item 9.

 The Offer and Listing

43

Item 10.

Additional Information

44

A.

Share capital

44

B.

Memorandum and Articles of Association

45

C.

Material contracts

46

D.

Exchange controls

47

E.

Taxation

47

F.

Dividends and paying agents

48

G.

Statements by Experts

48

H.

Documents on display

48

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

48

Item 12.

Description of Securities Other than Equity Securities

49

PART II

49

Item 13.

Defaults, Dividend Arrears and Delinquencies

49

Item 14.

Material Modifications to the Rights of Security Holders and Use of

49

Proceeds

49

Item 15.

Controls and Procedures

49

Item 16A.

Audit Committee financial expert

50

Item 16B.

Code of Ethics

51

Item 16C.

Principal Accountant Fees and Services

51

Item 16D.

Exemptions from the Listing Standards for Audit Committees

51

Item 16E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

51

PART III

51

Item 17.

Financial Statements

51

Item 18.

Financial Statements and Exhibits

52

SIGNATURE

52

Exhibit Index

53

Certifications

53

Audited Financial Statements – December 31, 2007

56

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

January 1, 2003 - December 31, 2003

January 1, 2004 - March 31, 2004

April 1, 2004 - June 30, 2004

July 1, 2004 - September 30, 2004

October 1, 2004 - December 31, 2004

January 1, 2005 - March 31, 2005

April 1, 2005 - June 30, 2005

July 1, 2005 - September 30, 2005

October 1, 2005 – December 31, 2005

January 1, 2006 – March 31, 2006

April 1, 2006 to June 30, 2006

July 1, 2006 – September 30, 2006

October 1, 2006 – December 31, 2006

January, 2007

February, 2007

March, 2007

April, 2007

May, 2007

June, 2007

July, 2007

August, 2007

September, 2007

October, 2007

November, 2007

December, 2007

January, 2008

February, 2008

March, 2008

	0.40 0.315 0.27 0.275 0.245 0.20 0.145 0.14 0.18 0.225 0.46 0.44 0.38 0.265 0.245 0.245 0.24 0.25 0.18 0.24 0.255 0.25 0.25 0.21 0.17 0.18 0.14 0.115	0.135 0.20 0.14 0.15 0.185 0.115 0.095 0.095 0.086 0.11 0.18 0.25 0.24 0.135 0.18 0.18 0.17 0.16 0.16 0.16 0.195 0.195 0.20 0.16 0.13 0.12 0.09 0.08

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

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.  The CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007.

The Company has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the  Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.

(b)

Management’s annual report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting by the Company. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and by the use of external consulting experts. Based on such assessment and criteria, management has concluded that control weaknesses exist due to lack of segregation of duties and controls over submission of filings with the SEC.   However, Management has concluded that the weaknesses  identified are not material and that the internal controls over financial reporting that are in place were effective as of December 31, 2007.   Management’s conclusion is based on its determination that the noted weaknesses do not create a reasonable possibility that material misstatements in financial statements will not be prevented or detected on a timely basis.

(c)

Attestation Report of registered public accounting firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

(d)

Changes in internal controls over financial reporting. There were no significant changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.   See also the information given in section 5A with respect to critical accounting policies.

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

August 31, 2008

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit Nos.
Exhibit 12	Certifications by Company Chief Executive Officer and Chief Financial Officer
Exhibit 13(a)	Certifications pursuant to Sarbanes-Oxley Act of 2002

EXHIBIT 12

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, T.J. Malcolm Powell , certify that:

1.

I have reviewed this amended annual report on Form 20-F of Acrex Ventures Ltd. (the “Company”).

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

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company, and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report   any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the Audit Committee of the Company’s Board of Directors (or persons performing the equivalent function);

a.

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.

Any, fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:

August 31, 2008

(signed) T.J. Malcolm Powell

President and Chief

Executive Officer

EXHIBIT 12

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Carl R. Jonsson, certify that:

1.

I have reviewed this amended annual report on Form 20-F of Acrex Ventures Ltd. (the “Company”).

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

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company, and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the company’s disclosure controls and procedures  and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report   any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function);

a.

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to  adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any, fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  August 31, 2008

(signed)  Carl R Jonsson

Vice- President Finance and Chief

Financial Officer

Exhibit 13(a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report on Form 20-F of Acrex Ventures Ltd. (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, T.J. Malcolm Powell , President and Chief Executive Officer of  the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By:

(signed) T.J. Malcolm Powell

T.J. Malcolm Powell, President and Chief Executive Officer

Acrex Ventures Ltd.

Date:

August 31, 2008

A signed original of this written statement required by Section 906 has been provided by T.J. Malcolm Powell and will be retained by Acrex Ventures Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report on Form 20-F of Acrex Ventures Ltd. (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Carl R. Jonsson, Chief Financial Officer of  the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By:   (signed) Carl R. Jonsson

Carl R. Jonsson, Chief Financial Officer

Acrex Ventures Ltd.

Date:

August 31, 2008

A signed original of this written statement required by Section 906 has been provided by Carl R. Jonsson and will be retained by Acrex Ventures Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

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