Form 20-F/A
period 2007-12-31
ACREX VENTURES LTD
filed 2008-10-02
CIK 1194506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

September 30, 2008

FORM 20-F

AMENDMENT NO. 2

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

Yes

No

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

This Form 20-F Amendment No. 2, together with exhibits filed herewith, are being filed to clarify and expand on certain information contained in the original Form 20-F filed on May 5, 2008 and Amendment No. 1 which amended and restated the original Form 20-F.  Unless otherwise specifically noted herein, it does not bring the information up to date.

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

2.

As of the date of this Statement there are share purchase warrants and options (including those held by Directors as disclosed in Item 6.B above) outstanding pursuant to which the holders will be entitled to purchase the following numbers of shares at the following prices on or before the following dates:

Number of shares issuable upon exercise of warrants and options	Warrant exercise price per share	Expiry dates
Options: 565,000	$0.28	November 4, 2008

485,000 100,000 100,000 100,000 50,000 100,000 650,000 1,400,000 3,550,000 TOTAL Warrants: 4,030,755 624,000 2,645,000 400,000 7,699,755 TOTAL	$0.12 $0.12 $0.12 $0.30 $0.30 $0.20 $0.16 $0.16 $0.50 $0.23 $0.50 $0.23	July 7, 2010 October 13, 2010 December 5, 2010 June 19, 2011 June 29, 2011 February 7, 2012 July 2, 2012 December 17, 2012 August 14, 2009 August 14, 2009 August 16, 2009 August 16, 2009

3.

During the  fiscal year ended December 31, 2007 and during the period since then to March 31, 2008  the Company issued shares as follows:

No. of Shares issued	Dates, Terms and Conditions
13,351,511	Issued August 15, 2007 pursuant to private placement financing for proceeds of $2,504,000.
200,000	Issued for purchase of additional Spanish Mountain claims, February 7, 2007.
50,000	Issued to Lloyd Adie, Optionor of the Spanish Mountain Property, July 5, 2007.
50,000	Issued to Donald Brown, Optionor of the Don’s Lake Property, February 27, 2008.
50,000	Issued to David Pippin, Optionor of the Honeymoon Property, March 13, 2008.

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

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.

The CEO and CFO concluded, based on their evaluation, and because the original version of this 20-F Annual Report did not contain Management’s annual report on internal control over financial reporting, that the Company’s disclosure controls and procedures were not effective as of December 31, 2007.  After communicating with SEC staff, Management engaged the services of additional outside advisors to obtain more specific and detailed advice as to the requirements for disclosure controls and procedures.  Management believes that the Company now has in place, as of the date of filing this Amendment, effective disclosure controls and procedures.

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

September 30, 2008

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

September 30, 2008

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

Date:  September 30, 2008

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

September 30, 2008

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

September 30, 2008

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